   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1998


                                                      REGISTRATION NO. 333-65055

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                         ------------------------------

                              SUMMIT DESIGN, INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                          7372                  93-1137888
   (State of Incorporation)      (Primary Standard Industrial   (I.R.S. Employer
                                 Classification Code Number)     Identification
                                                                    Number)

                             9305 S.W. GEMINI DRIVE
                            BEAVERTON, OREGON 97008
                                 (503) 643-9281

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                LARRY J. GERHARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SUMMIT DESIGN, INC.
                             9305 S.W. GEMINI DRIVE
                            BEAVERTON, OREGON 97008
                                 (503) 643-9281

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

              COPIES TO:                                COPIES TO:
         Alan K. Austin, Esq.                   William C. Campbell, Esq.
       Steven V. Bernard, Esq.                  Brenda L. Meltebeke, Esq.
       Susan L. Stapleton, Esq.                       Ater Wynne LLP
         Daniel K. Yuen, Esq.                 222 S.W. Columbia, Suite 1800
   Wilson Sonsini Goodrich & Rosati               Portland, Oregon 97201
          650 Page Mill Road                          (503) 226-1191
     Palo Alto, California 94304
            (650) 493-9300

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the Merger described herein.

                         ------------------------------

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                         ------------------------------


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________



    In this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________


                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 [SUMMIT LOGO]

                             9305 S.W. GEMINI DRIVE
                            BEAVERTON, OREGON 97008

                                                                       -  , 1998

Dear Stockholder:

    As most of you are aware, Summit Design, Inc. ("Summit") has entered into an agreement to combine with OrCAD, Inc. ("OrCAD") in a strategic business
combination (the "Merger"). At our Special Meeting on   -  , 1998, you will be
asked to consider and vote upon (i) the issuance of shares of the common stock, par value $0.01 per share, of Summit (the "Summit Common Stock") to the stockholders of OrCAD pursuant to an Agreement and Plan of Reorganization, dated as of September 20, 1998, (the "Reorganization Agreement"), among Summit, OrCAD and Hood Acquisition Corp., a wholly-owned subsidiary of Summit ("Merger Sub") and (ii) an amendment to the Amended and Restated Certificate of Incorporation of Summit (the "Certificate") to increase the number of authorized shares of Summit Common Stock by 15 million shares to 45 million shares, contingent upon consummation of the Merger. Each of the foregoing proposals is described more fully in the accompanying Joint Proxy Statement/ Prospectus.


    Pursuant to the Reorganization Agreement, the Board of Directors of the company following the Merger (the "Combined Company") will consist of ten members, including: Larry J. Gerhard, currently Chairman of the Board, President and Chief Executive Officer of Summit; Michael F. Bosworth, currently Chairman of the Board, President, and Chief Executive Officer of OrCAD; and eight other persons, four of whom have been designated by Summit, and four of whom have been designated by OrCAD. The designees of Summit are Amihai Ben-David, William V. Botts, Steven P. Erwin and Barbara M. Karmel, all of whom are currently directors of Summit. The designees of OrCAD are Wolfram H. Blume, Stephen W. Director, Richard P. Magnuson and John C. Savage, all of whom are currently directors of OrCAD.


    In addition, following the Merger, the principal executive officers of the Combined Company will be as follows: Larry J. Gerhard will be Chairman of the Board and Chief Executive Officer; Michael F. Bosworth will be President and Chief Operating Officer; and C. Albert Koob, currently Vice President of Finance and Chief Financial Officer of Summit, will hold the same positions.

    The Summit Board of Directors has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and has determined that the Merger is fair to Summit and its stockholders. In addition, the Summit Board of Directors has unanimously approved the proposed amendment to the Certificate, contingent upon consummation of the Merger. Your Board of Directors unanimously recommends a vote in favor of the issuance of the Summit Common Stock and the proposed amendment to the Certificate.

    The Merger will become effective as soon as practicable after all necessary regulatory and stockholder approvals are obtained and certain other conditions are satisfied (the time at which the Merger becomes effective being referred to herein as the "Effective Time"). At the Effective Time, each outstanding share of common stock of OrCAD, par value $0.01 per share ("OrCAD Common Stock"), will be converted into the right to receive 1.05 shares (the "Exchange Ratio") of Summit Common Stock. In addition, each option to purchase shares of OrCAD Common Stock (each, an "OrCAD Common Stock Option") that is outstanding at the Effective Time will be assumed by Summit (each, an "Assumed Option"). Each Assumed Option will be converted into an option to purchase the number of shares of Summit Common Stock as is equal (subject to rounding) to the number of shares of OrCAD Common Stock that was subject to such OrCAD Common Stock Option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of OrCAD Common Stock at which such OrCAD Common Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent. The Merger is intended to be a tax-free reorganization.

    Following the Merger, based on the number of shares of OrCAD Common Stock
and Summit Common Stock outstanding as of   -  , 1998, and the Exchange Ratio,
the former stockholders of OrCAD will hold   -  % of the Common Stock of the
Combined Company, and the stockholders of Summit prior to the Merger will hold
approximately   -  % of the Common Stock of the Combined Company.

    All stockholders are invited to attend the Special Meeting in person. The issuance of the shares of Summit Common Stock pursuant to the Reorganization Agreement requires the affirmative vote of a majority of the total votes cast regarding such proposal and the amendment to the Certificate requires the affirmative vote of the holders of a majority of the outstanding shares of Summit Common Stock.

    Stockholders are urged to review carefully the information contained in the accompanying Joint Proxy Statement/Prospectus, including in particular the information under the captions "Risk Factors," "Summit Special Meeting--Recommendations of Summit Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons For the Merger," "--Summit's Reasons For the Merger" and "--Material Contacts and Board Deliberations" prior to making any voting decision in connection with their Summit Common Stock.

    Whether or not you expect to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the Special Meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          Larry J. Gerhard
                                          CHAIRMAN OF THE BOARD,
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY

                                                                [LOGO]

                                                                       -  , 1998

Dear Stockholder:

    You are cordially invited to attend the Special Meeting of Stockholders of OrCAD, Inc. ("OrCAD"), (the "OrCAD Special Meeting") which will be held on
  -  ,   , 1998, at   -  .m., local time, at the Crowne Plaza, 14811 Kruse Oaks
Blvd., Lake Oswego, Oregon 97035.

    At the OrCAD Special Meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization by and among Summit Design, Inc. ("Summit"), Hood Acquisition Corp., a wholly-owned subsidiary of Summit ("Merger Sub") and OrCAD (the "Reorganization Agreement"), which provides for the merger of Merger Sub with and into OrCAD (the "Merger").


    Pursuant to the Reorganization Agreement, the Board of Directors of the company following the Merger (the "Combined Company") will consist of ten members, including: Larry J. Gerhard, currently Chairman of the Board, President and Chief Executive Officer of Summit; Michael F. Bosworth, currently Chairman of the Board, President and Chief Executive Officer of OrCAD; and eight other persons, four of whom have been designated by Summit, and four of whom have been designated by OrCAD. The designees of Summit are Amihai Ben-David, William V. Botts, Steven P. Erwin and Barbara M. Karmel, all of whom are currently directors of Summit. The designees of OrCAD are Wolfram H. Blume, Stephen W. Director, Richard P. Magnuson and John C. Savage, all of whom are currently directors of OrCAD.


    In addition, following the Merger, the principal executive officers of the Combined Company will be as follows: Larry J. Gerhard will be Chairman of the Board and Chief Executive Officer of the Combined Company; Michael F. Bosworth will be President and Chief Operating Officer of the Combined Company; and C. Albert Koob, currently Vice President of Finance and Chief Financial Officer of Summit, will hold the same positions in the Combined Company.

    The Merger will become effective as soon as practicable after all necessary regulatory and stockholder approvals are obtained and certain other conditions are satisfied (the time at which the Merger becomes effective being referred to herein as the "Effective Time"). At the Effective Time, each outstanding share of common stock of OrCAD, par value $0.01 per share ("OrCAD Common Stock"), will be converted into the right to receive 1.05 shares (the "Exchange Ratio") of common stock of Summit, par value $0.01 per share ("Summit Common Stock"). In addition, each option to purchase shares of OrCAD Common Stock (each, an "OrCAD Common Stock Option") that is outstanding at the Effective Time will be assumed by Summit (each, an "Assumed Option"). Each Assumed Option will be converted into an option to purchase the number of shares of Summit Common Stock as is equal (subject to rounding) to the number of shares of OrCAD Common Stock that was subject to such OrCAD Common Stock Option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of OrCAD Common Stock at which such OrCAD Common Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent. The Merger is intended to be a tax-free reorganization.

    Following the Merger, based on the number of shares of OrCAD Common Stock
and Summit Common Stock outstanding as of   -  , 1998, and the Exchange Ratio,
the former stockholders of OrCAD will hold approximately   -  % of the Common
Stock of the Combined Company, and the stockholders of Summit prior to the
Merger will hold approximately   -  % of the Common Stock of the Combined
Company.


    ORCAD'S BOARD OF DIRECTORS BELIEVES THE REORGANIZATION AGREEMENT AND THE MERGER TO BE IN THE BEST INTERESTS OF ORCAD AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS A VOTE FOR APPROVAL OF THE REORGANIZATION AGREEMENT AND THE MERGER.

    You should read carefully the accompanying Notice of Special Meeting of Stockholders and the Joint Proxy Statement/Prospectus for details of the Merger, including information about the Exchange Ratio and the number of shares of Summit Common Stock to be issued in connection with the Merger and additional related information, including information about OrCAD and Summit.

    Whether or not you plan to attend the OrCAD Special Meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope. Your proxy may be revoked at any time before it is voted by signing and returning a later-dated proxy with respect to the same shares, by filing with the Secretary of OrCAD a written revocation bearing a later date or by attending and voting at the OrCAD Special Meeting. If you attend the OrCAD Special Meeting, you may vote in person if you wish, even though you previously have returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                                        [SIG]

                                          Michael F. Bosworth
                                          CHAIRMAN OF THE BOARD,
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

        PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD.

            9300 S.W. Nimbus Avenue - Beaverton, Oregon 97008 - USA
                    Phone: 503-671-9500 - Fax: 503-671-9501

                                     [LOGO]

                            9300 S.W. NIMBUS AVENUE
                            BEAVERTON, OREGON 97008

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD            , 1998
                            ------------------------

TO THE STOCKHOLDERS OF ORCAD, INC.:

    The Special Meeting of Stockholders of OrCAD, Inc., a Delaware corporation
("OrCAD") (the "OrCAD Special Meeting"), will be held on           , 1998, at
    .m., local time, at the Crowne Plaza, 14811 Kruse Oaks Blvd., Lake Oswego, Oregon 97035, for the following purposes:


    (1) To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of September 20, 1998 (the "Reorganization Agreement"), by and among Summit Design, Inc. ("Summit"), Hood Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Summit ("Merger Sub") and OrCAD, which provides for the merger of Merger Sub with and into OrCAD (the "Merger"). Pursuant to the Reorganization Agreement, OrCAD will become a wholly-owned subsidiary of Summit, and each share of capital stock of OrCAD issued and outstanding immediately prior to the Merger will be converted into the right to receive 1.05 shares (the "Exchange Ratio") of common stock, $0.01 par value per share, of Summit ("Summit Common Stock"). The Merger, including the Exchange Ratio and the number of shares of Summit Common Stock to be issued in connection with the Merger, is more completely described in the accompanying Joint Proxy Statement/Prospectus, and a copy of the Reorganization Agreement is attached as Annex A thereto.


    (2) To transact such other business as may properly come before the OrCAD Special Meeting or any adjournments or postponements thereof.

    Only holders of record of OrCAD Common Stock at the close of business on
          , 1998, the record date of the OrCAD Special Meeting, are entitled to notice of and to vote at the OrCAD Special Meeting and any adjournments or postponements thereof. Approval of the Reorganization Agreement and the Merger will require the affirmative vote of the holders of 67% of the shares of OrCAD Common Stock issued and outstanding on the record date.

    Whether or not you plan to attend the OrCAD Special Meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope. Your proxy may be revoked at any time before it is voted by signing and returning a later-dated proxy with respect to the same shares, by filing with the Secretary of OrCAD a written revocation bearing a later date or by attending and voting at the OrCAD Special Meeting.

                                          ORCAD, INC.

                                                        [SIG]

                                          Michael F. Bosworth
                                          CHAIRMAN OF THE BOARD,
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

Beaverton, Oregon
          , 1998

--------------------------------------------------------------------------------

IMPORTANT: EVEN IF YOU PLAN TO BE PRESENT AT THE ORCAD SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY OR PROXIES AND RETURN PROMPTLY IN THE POSTAGE PREPAID ENVELOPE PROVIDED TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. IF YOU ATTEND THE ORCAD SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN THOUGH YOU HAVE PREVIOUSLY SENT IN YOUR PROXY OR PROXIES.

--------------------------------------------------------------------------------

            9300 S.W. Nimbus Avenue - Beaverton, Oregon 97008 - USA
                    Phone: 503-671-9500 - Fax: 503-671-9501

                              SUMMIT DESIGN, INC.
                             9305 S.W. GEMINI DRIVE
                            BEAVERTON, OREGON 97008

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON   -  , 1998

                            ------------------------

TO THE STOCKHOLDERS OF SUMMIT DESIGN, INC.:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Summit Special Meeting") of Summit Design, Inc., a Delaware corporation ("Summit"),
will be held on   -  , 1998 at   -  p.m., local time, at the Embassy Suites,
9000 S.W. Washington Square Road, Tigard, Oregon 97223.

    At the Summit Special Meeting you will be asked to consider and vote upon the following matters:

    (1) the issuance of shares of the common stock, par value $0.01 per share, of Summit ("Summit Common Stock") to the stockholders of OrCAD, Inc., a Delaware corporation ("OrCAD"), pursuant to the Agreement and Plan of Reorganization, dated as of September 20, 1998, (the "Reorganization Agreement"), among Summit, OrCAD and Hood Acquisition Corp., a wholly-owned subsidiary of Summit ("Merger Sub"), providing for the merger of Merger Sub with and into OrCAD (the "Merger"); and

    (2) an amendment to the Amended and Restated Certificate of Incorporation of Summit (the "Certificate") to increase the number of authorized shares of Summit Common Stock by 15 million shares to 45 million shares, contingent upon consummation of the Merger.

    Each of the foregoing proposals is described more fully in the accompanying Joint Proxy Statement/ Prospectus.

    Stockholders of record at the close of business on   -  , 1998 are entitled
to notice of, and to vote at, the Summit Special Meeting and any adjournments or postponements thereof, and are cordially invited to attend the Summit Special Meeting in person.

                                          For the Board of Directors

                                          C. Albert Koob
                                          VICE PRESIDENT OF FINANCE,
                                          CHIEF FINANCIAL OFFICER AND SECRETARY

Beaverton, Oregon
  -  , 1998

--------------------------------------------------------------------------------

WHETHER OR NOT YOU EXPECT TO ATTEND THE SUMMIT SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 10, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                      SUMMIT DESIGN, INC. AND ORCAD, INC.
                             JOINT PROXY STATEMENT

                               ------------------

                         SUMMIT DESIGN, INC. PROSPECTUS

                               ------------------

    Summit Design, Inc., a Delaware corporation ("Summit"), and OrCAD, Inc., a Delaware corporation ("OrCAD"), have entered into an Agreement and Plan of Reorganization, dated as of September 20, 1998 (the "Reorganization Agreement"), among Summit, Hood Acquisition Corp., a wholly-owned subsidiary of Summit ("Merger Sub"), and OrCAD. Pursuant to the Reorganization Agreement, Merger Sub will merge with and into OrCAD, OrCAD will continue as the surviving corporation and will become a wholly-owned subsidiary of Summit (Summit and its post-Merger wholly-owned subsidiary OrCAD, Inc. are together referred to as the "Combined Company"), and each outstanding share of common stock of OrCAD, $0.01 par value per share ("OrCAD Common Stock"), will be converted into the right to receive
1.05 shares (the "Exchange Ratio") of the common stock of Summit (all such actions collectively, the "Merger").


    This Joint Proxy Statement/Prospectus is being furnished to stockholders of Summit in connection with the solicitation of proxies by the Summit Board of Directors (the "Summit Board") for use at the Special Meeting of Summit
stockholders to be held on   -  , 1998, at the Embassy Suites, 9000 S.W.
Washington Square Road, Tigard, Oregon 97223, commencing at   -  m., local time,
and at any adjournment or postponement thereof (the "Summit Special Meeting").


    This Joint Proxy Statement/Prospectus is also being furnished to stockholders of OrCAD in connection with the solicitation of proxies by the OrCAD Board of Directors (the "OrCAD Board") for use at the Special Meeting of
OrCAD stockholders to be held on   -  , 1998, at the Crowne Plaza, 14811 Kruse
Oaks Blvd., Lake Oswego, Oregon 97035, commencing at   -  a.m., local time, and
at any adjournment or postponement thereof (the "OrCAD Special Meeting").

    This Joint Proxy Statement/Prospectus also constitutes the Prospectus of Summit with respect to the common stock of Summit, par value $0.01 per share ("Summit Common Stock"), to be issued in the Merger in exchange for outstanding shares of OrCAD Common Stock.

                            ------------------------

    THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE ANNEXES HERETO) HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS JOINT PROXY STATEMENT/ PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. THE STOCKHOLDERS OF SUMMIT AND ORCAD ARE URGED TO READ AND CONSIDER CAREFULLY THIS JOINT

PROXY STATEMENT/PROSPECTUS (INCLUDING THE ANNEXES HERETO) IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO BEGINNING ON PAGE 17 UNDER "RISK FACTORS."


                            ------------------------

    This Joint Proxy Statement/Prospectus and the accompanying proxy cards are
first being mailed to stockholders of Summit and OrCAD on or about   -  , 1998.

       The date of this Joint Proxy Statement/Prospectus is   -  , 1998.

    Upon consummation of the Merger, each issued and outstanding share of OrCAD Common Stock (other than shares owned by Summit, Merger Sub, OrCAD or any wholly-subsidiary of Summit or OrCAD) will be converted into the right to receive 1.05 shares of Summit Common Stock and each outstanding option to purchase OrCAD Common Stock under the stock option plans of OrCAD will be assumed by Summit and will become an option to purchase that number of shares of Summit Common Stock as is equal (subject to rounding) to the number of shares of OrCAD Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. Upon consummation of the Merger, all shares of OrCAD Common Stock will cease to be outstanding and will be canceled and retired and will cease to exist, and each holder of a certificate formerly representing shares of OrCAD Common Stock will thereafter cease to have any rights with respect thereto, except the right to receive shares of Summit Common Stock.

    Summit Common Stock is listed on the Nasdaq National Market ("Nasdaq") under the symbol SMMT. It is a condition of the obligations of Summit and OrCAD to the consummation of the Merger that the shares to be issued in the Merger be approved for quotation on Nasdaq, upon notice of issuance. Following consummation of the Merger, OrCAD Common Stock will be removed from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will no longer be listed for quotation on Nasdaq.

    On September 18, 1998, the last full trading day prior to the public announcement of the execution and delivery of the Reorganization Agreement, the closing sale prices of Summit Common Stock and OrCAD Common Stock on Nasdaq were
$7.00 per share and $7.50 per share, respectively. On   -  , 1998, the closing
sale prices of Summit Common Stock and OrCAD Common Stock were $ - per share and $ - per share, respectively.

    Because the Exchange Ratio is fixed, changes in the market price of Summit Common Stock will affect the dollar value of the Summit Common Stock to be received by stockholders of OrCAD in the Merger. Stockholders of Summit and OrCAD are encouraged to obtain current market quotations for Summit Common Stock and OrCAD Common Stock prior to the Summit Special Meeting and OrCAD Special Meeting, respectively.

                            ------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY, AND, IF GIVEN, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SUMMIT, ORCAD, OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SUMMIT OR ORCAD SINCE THE DATE HEREOF, OR THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS


AVAILABLE INFORMATION................................................................          5

TRADEMARKS...........................................................................          5

FORWARD-LOOKING STATEMENTS...........................................................          5

SUMMARY..............................................................................          6

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA........         15

RISK FACTORS.........................................................................         17

COMPARATIVE PER SHARE DATA...........................................................         33

COMPARATIVE MARKET PRICE DATA........................................................         34

SUMMIT SPECIAL MEETING...............................................................         35
  Date, Time and Place of Summit Special Meeting.....................................         35
  Purpose............................................................................         35
  Record Date and Outstanding Shares.................................................         35
  Vote Required......................................................................         35
  Proxies............................................................................         36
  Solicitation of Proxies; Expenses..................................................         36
  Recommendations of Summit Board of Directors.......................................         36

ORCAD SPECIAL MEETING................................................................         37
  Date, Time and Place of OrCAD Special Meeting......................................         37
  Purpose............................................................................         37
  Record Date and Outstanding Shares.................................................         37
  Vote Required......................................................................         37
  Proxies............................................................................         37
  Solicitation of Proxies; Expenses..................................................         38
  No Appraisal Rights................................................................         38
  Recommendations of OrCAD Board of Directors........................................         38

APPROVAL OF THE MERGER AND RELATED TRANSACTIONS......................................         39
  Joint Reasons for the Merger.......................................................         39
  Summit's Reasons for the Merger....................................................         40
  OrCAD's Reasons for the Merger.....................................................         41
  Material Contacts and Board Deliberations..........................................         42
  Opinion of Summit's Financial Advisor..............................................         43
  Opinion of OrCAD's Financial Advisor...............................................         47
  Material Federal Income Tax Considerations.........................................         51
  Governmental and Regulatory Approvals..............................................         52
  Accounting Treatment...............................................................         52
  No Appraisal Rights................................................................         53

TERMS OF THE MERGER..................................................................         54
  Effective Time.....................................................................         54
  Manner and Basis for Converting Shares.............................................         54
  Treatment of Employee Equity Benefit Plans.........................................         55
  Stock Ownership Following the Merger...............................................         55
  Effect of the Merger...............................................................         55
  Representations and Warranties.....................................................         56
  Conduct of OrCAD's and Summit's Business Prior to the Merger.......................         57
  No Solicitation by OrCAD...........................................................         59
  No Solicitation by Summit..........................................................         60
  Conditions to the Merger...........................................................         62
  Termination of the Reorganization Agreement........................................         63
  Effect of Termination..............................................................         63
  Break-Up Fees......................................................................         64

  Interests of Certain Persons.......................................................         65
  Affiliate Agreements...............................................................         66
  Voting Agreements..................................................................         66

COMPARISON OF CAPITAL STOCK..........................................................         67

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS..........................         70

ADDITIONAL MATTER BEING SUBMITTED TO A VOTE OF ONLY SUMMIT STOCKHOLDERS..............         75
  Proposal Two-- Amendment to Amended and Restated Certificate of
                Incorporation--Increase to Authorized Common Stock...................         75

SUMMIT...............................................................................         77
  Summit Business....................................................................         77
  Summit Management's Discussion and Analysis of Financial Condition and Results of
    Operations.......................................................................         92
  Summit Directors and Executive Officers............................................        110
  Summit Executive Officer Compensation..............................................        113
  Summit Certain Transactions........................................................        116
  Security Ownership of Certain Beneficial Owners and Management.....................        118

ORCAD................................................................................        120
  OrCAD Business.....................................................................       1207
  OrCAD Management's Discussion and Analysis of Financial Condition and Results of
    Operations.......................................................................        128
  OrCAD Directors and Executive Officers.............................................        140
  OrCAD Executive Compensation.......................................................        142
  OrCAD Certain Relationships and Related Transactions...............................        145
  Stock Owned by OrCAD Management and Principal Stockholders.........................        146

LEGAL MATTERS........................................................................        147

EXPERTS..............................................................................        147

STOCKHOLDER PROPOSALS................................................................        147

FINANCIAL STATEMENTS.................................................................        F-1
  Index to Financial Statements......................................................        F-1
  Report of PricewaterhouseCoopers LLP...............................................        F-2
  Report of KPMG Peat Marwick LLP....................................................       F-25
  Report of Ernst & Young LLP........................................................       F-26

ANNEX A-- Agreement and Plan of Reorganization, dated as of September 20, 1998, among
         Summit, Hood Acquisition Corp. and OrCAD....................................        A-1

ANNEX B-- Opinion of Black & Company.................................................        B-1

ANNEX C-- Opinion of Alliant Partners................................................        C-1

                             AVAILABLE INFORMATION

    Summit and OrCAD are subject to the information reporting requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. Summit Common Stock and OrCAD Common Stock are quoted on Nasdaq, and such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc. located at 9513 Key West Avenue, Rockville, Maryland 20850. After the consummation of the Merger, OrCAD will no longer file reports, proxy statements or other information with the SEC or Nasdaq. Instead such information will be provided, to the extent required, in filings made by the Combined Company.

    Under the rules and regulations of the SEC, the solicitation of proxies from stockholders of OrCAD to approve and adopt the Reorganization Agreement and the Merger constitutes an offering of Summit Common Stock to be issued in connection with the Merger. Accordingly, Summit has filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the SEC or through the Commission's Electronic Data Gathering and Retrieval System ("EDGAR") at http://www.sec.gov, or obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

    All information contained in this Joint Proxy Statement/Prospectus relating to Summit has been supplied by Summit and all such information relating to OrCAD has been supplied by OrCAD.

                                   TRADEMARKS

    This Joint Proxy Statement/Prospectus contains trademarks of Summit and OrCAD and may contain trademarks of others.

                           FORWARD-LOOKING STATEMENTS


    Other than statements of historical fact, statements made in this Joint Proxy Statement/Prospectus, including statements as to the benefits expected to result from the Merger and as to future financial performance and the analyses performed by the financial advisors to Summit and OrCAD, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" beginning on page 17, which stockholders should carefully review. Such forward-looking statements can be identified by the use of forward-looking terminology, such as "may," "expect," "anticipate," "estimate," "project," "continue," "potential" or "opportunity" or the negative thereof or other variations thereon or comparable terminology. Neither Summit nor OrCAD undertake any obligation to update any forward-looking statements.

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT/ PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN A COMPLETE STATEMENT OF ALL MATERIAL ELEMENTS OF THE PROPOSALS TO BE VOTED ON AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND IN THE INFORMATION AND DOCUMENTS ANNEXED HERETO.

THE COMPANIES

    SUMMIT DESIGN, INC.

    Summit is a leading supplier of software tools designed to solve the integrated circuit ("IC" or "chip") engineering problems caused by increasing chip complexity and the corporate problem of reusing highly valuable intellectual property ("IP") created by IC engineers. With Summit's Visual HDL product, the IC engineer can draw functional level designs on a workstation or PC using familiar graphical paradigms such as block diagrams, state machines and flow diagrams. Visual HDL compiles these graphical representations into correct by construction, synthesis ready, behavioral or RTL designs. Summit's suite of RTL simulation, verification and optimization software tools then provide a highly efficient environment for getting a design from concept to synthesis. Summit's IP solutions allow the synthesizable design with graphical executable documentation to be placed in libraries for reuse or to be distributed in a software model format for early inclusion in future electronic system or product designs.

    Summit's principal executive offices are located at 9305 S.W. Gemini Drive, Beaverton, Oregon 97008, and its telephone number is (503) 643-9281. See "Summit--Summit Business."

    ORCAD, INC.

    OrCAD develops, markets and supports software products that assist electronics designers in the management of component data and in the design of field-programmable gate arrays ("FPGAs"), including complex programmable logic devices ("CPLDs"), analog and mixed analog-digital circuits, and printed circuit boards ("PCBs"). OrCAD operates in a single business segment, comprising the electronic design automation ("EDA") industry and serves most segments of the electronics industry, including aerospace, telecom, industrial control, military, medical equipment and consumer products. OrCAD's products enable electronics designers to reduce time to market, improve product capability and reduce design costs. OrCAD's Windows-based EDA solutions support the design process for mainstream components, from schematic capture to programmable logic design and verification to circuit simulation and printed circuit board layout. Over 240,000 products bearing the OrCAD name have been sold worldwide since 1984.

    The mailing address of OrCAD's principal executive office is 9300 S.W. Nimbus Avenue, Beaverton, Oregon 97008 and its telephone number is (503) 671-9500. See "OrCAD--OrCAD Business."

    HOOD ACQUISITION CORP.

    Merger Sub is a corporation recently organized by Summit for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with the Merger. Merger Sub's executive offices are located at 9305 S.W. Gemini Drive, Beaverton, Oregon 97008, and its telephone number is (503) 643-9281.

SPECIAL MEETING OF STOCKHOLDERS OF SUMMIT

    TIME, DATE, PLACE AND PURPOSE

    The Summit Special Meeting will be held at the Embassy Suites, 9000 S.W.
Washington Square Road, Tigard, Oregon 97223, on   -  , 1998 at   -  p.m., local
time. The purpose of the Summit Special

Meeting is to consider and vote upon proposals to approve (i) the issuance of shares of Summit Common Stock to the stockholders of OrCAD pursuant to the Reorganization Agreement and (ii) an amendment to the Amended and Restated Certificate of Incorporation of Summit (the "Certificate") to increase the number of authorized shares of Summit Common Stock by 15 million shares to 45 million shares, contingent upon consummation of the Merger. Stockholder approval of the increase in the number of authorized shares of Summit Common Stock is not necessary for consummation of the Merger. If the Summit stockholders do not approve the increase at the Special Meeting, Summit intends to consummate the Merger and resubmit the proposal to its stockholders at Summit's next Annual Meeting. See "Summit Special Meeting--Date, Time and Place of Summit Special Meeting," and "--Purpose."


    RECORD DATE AND VOTE REQUIRED

    Only Summit stockholders of record at the close of business on   -  , 1998
(the "Summit Record Date") are entitled to notice of and to vote at the Summit Special Meeting. Under Delaware law, the charter documents of Summit and the rules of Nasdaq, the issuance of the shares of Summit Common Stock pursuant to the Reorganization Agreement requires the affirmative vote of a majority of the total votes cast regarding such proposal and the amendment to the Certificate requires the affirmative vote of the holders of a majority of the outstanding shares of Summit Common Stock. See "Summit Special Meeting--Record Date and Outstanding Shares" and "--Vote Required."

    As of the Summit Record Date, there were approximately   -  stockholders of
record of Summit Common Stock and   -  shares of Summit Common Stock
outstanding, with each share entitled to one vote on each matter to be acted upon at the Summit Special Meeting. See "Summit Special Meeting--Vote Required."

    As of the Summit Record Date, the executive officers, directors and another affiliate of Summit (the "Summit Affiliates") owned approximately - % of the outstanding shares of Summit Common Stock. Each of the Summit Affiliates has entered into a Voting Agreement with OrCAD obligating them to vote their shares of Summit Common Stock in favor of the issuance of Summit Common Stock pursuant to the Reorganization Agreement. See "Terms of the Merger--Conditions to the Merger" and "--Voting Agreements."

    RECOMMENDATIONS OF SUMMIT BOARD OF DIRECTORS

    The Summit Board has unanimously approved the Reorganization Agreement and the transactions contemplated thereby, and determined that the Merger is in the best interests of Summit and its stockholders. After careful consideration, the Summit Board recommends a vote in favor of (i) the issuance of shares of Summit Common Stock pursuant to the Reorganization Agreement and (ii) the amendment of the Certificate to increase the number of authorized shares of Common Stock by 15 million shares to 45 million shares, contingent upon consummation of the Merger. Stockholders should read this Joint Proxy Statement/Prospectus carefully before voting. See "Summit Special Meeting--Recommendations of Summit Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons For the Merger," "--Summit's Reasons For the Merger," and "--Material Contacts and Board Deliberations."

SPECIAL MEETING OF STOCKHOLDERS OF ORCAD

    TIME, DATE, PLACE AND PURPOSE

    The OrCAD Special Meeting will be held at the Crowne Plaza, 14811 Kruse Oaks
Blvd., Lake Oswego, Oregon 97035 on   -  , 1998 at   -  a.m., local time. The
purpose of the OrCAD Special Meeting is to consider and vote upon a proposal to approve and adopt the Reorganization Agreement and to approve the Merger. See "OrCAD Special Meeting--Date, Time and Place of OrCAD Special Meeting" and "--Purpose."

    RECORD DATE AND VOTE REQUIRED


    Only OrCAD stockholders of record at the close of business on   -  , 1998
(the "OrCAD Record Date") are entitled to notice of and to vote at the OrCAD Special Meeting. Under Delaware law and the Restated Certificate of Incorporation of OrCAD, as amended, the affirmative vote of the holders of shares representing not less than 67% of the OrCAD Common Stock issued and outstanding as of the OrCAD Record Date is required to approve and adopt the Reorganization Agreement and approve the Merger. For purposes of obtaining the required vote of 67% of the issued and outstanding OrCAD Common Stock for approval and adoption of the Reorganization Agreement and approval of the Merger, the effect of an abstention or a broker non-vote is the same as that of a vote against the proposal. See "OrCAD Special Meeting--Record Date and Outstanding Shares," and "--Vote Required."


    As of the OrCAD Record Date, there were approximately   -  stockholders of
record of OrCAD Common Stock and   -  shares of OrCAD Common Stock outstanding,
with each share entitled to one vote on the matter to be acted upon at the OrCAD Special Meeting. See "OrCAD Special Meeting--Vote Required."

    As of the OrCAD Record Date, the executive officers and directors of OrCAD
(the "OrCAD Affiliates") owned approximately   -  % of the outstanding shares of
OrCAD Common Stock. Each of the OrCAD Affiliates has entered into a Voting Agreement with Summit obligating them to vote their shares of OrCAD Common Stock in favor of the Merger. See "Terms of the Merger--Conditions to the Merger" and "--Voting Agreements."

    RECOMMENDATIONS OF ORCAD BOARD OF DIRECTORS

    The OrCAD Board has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and determined that the Merger is in the best interests of OrCAD and its stockholders. After careful consideration, the OrCAD Board unanimously recommends a vote in favor of approval and adoption of the Reorganization Agreement and approval of the Merger. Stockholders should read this Joint Proxy Statement/Prospectus carefully prior to voting. See "OrCAD Special Meeting-- Recommendations of OrCAD Board of Directors," "Approval of the Merger and Related Transactions-- Joint Reasons For the Merger," "--OrCAD's Reasons For the Merger," "--Material Contacts and Board Deliberations" and "Terms of the Merger--Interests of Certain Persons."

RISK FACTORS

    See "Risk Factors" for a discussion of certain factors pertaining to the Merger and the businesses of Summit and OrCAD.

REASONS FOR THE MERGER

    The OrCAD Board and the Summit Board have authorized the execution and delivery of the Reorganization Agreement with the expectation that the proposed Merger would provide the Combined Company with the potential to realize improved long-term operating and financial results and a stronger competitive position. See "Risk Factors," "Approval of the Merger and Related Transactions--Joint Reasons For the Merger," "--Summit's Reasons For the Merger," and "--OrCAD's Reasons For the Merger."


POTENTIAL MATERIAL DISADVANTAGES OF THE MERGER



    The OrCAD Board and the Summit Board identified and considered several potential material disadvantages of the Merger to the OrCAD and Summit stockholders. These disadvantages include (i) the risk that the potential benefits sought in the Merger may not be fully realized; (ii) the potential dilutive effect of the issuance of Summit Common Stock in the Merger on Summit stockholders; and (iii) the substantial charges to be incurred in connection with the Merger, including costs of integrating businesses and transaction expenses arising from the Merger. See "Approval of the Merger and Related Transactions--Summit's Reasons For the Merger" and "--OrCAD's Reasons For the Merger."


FAIRNESS OPINIONS

    Black & Company has delivered to the Summit Board its written opinion, dated September 19, 1998, to the effect that, as of such date, the equity consideration to be paid by Summit pursuant to the Reorganization Agreement was fair from a financial point of view to the stockholders of Summit. The full text of the opinion of Black & Company, which sets forth assumptions made and matters considered, is attached as Annex B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Holders of Summit Common Stock are urged to, and should, read such opinion in its entirety. See "Approval of the Merger and Related Transactions--Opinion of Summit's Financial Advisor" and Annex B hereto.

    Alliant Partners ("Alliant") has delivered to the OrCAD Board its written opinion, dated September 18, 1998, to the effect that, as of such date, the equity consideration to be paid to the stockholders of OrCAD in connection with the Merger was fair from a financial point of view to the holders of OrCAD Common Stock. The full text of the opinion of Alliant, which sets forth assumptions made and matters considered is attached as Annex C to this Joint Proxy Statement/Prospectus, and is incorporated herein by reference. Holders of OrCAD Common Stock are urged to, and should, read such opinion in its entirety. See "Approval of the Merger and Related Transactions--Opinion of OrCAD's Financial Advisor" and Annex C hereto.

INCOME TAX TREATMENT


    The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), in which case no gain or loss generally should be recognized by the holders of shares of OrCAD Common Stock on the exchange of their shares of OrCAD Common Stock solely for shares of Summit Common Stock. As a condition to the consummation of the Merger, each of Summit and OrCAD will have received an opinion from its respective tax counsel to the effect that the Merger will constitute a reorganization under
Section 368(a) of the Code. However, all OrCAD stockholders are urged to consult their own tax advisors. See "Approval of the Merger and Related Transactions--Material Federal Income Tax Considerations."


REGULATORY MATTERS

    The Merger is subject to satisfaction of the requirements of federal securities laws and applicable securities and "blue sky" laws of the various states. See "Approval of the Merger and Related Transactions--Governmental and Regulatory Approvals."

ACCOUNTING TREATMENT


    The Merger is intended to qualify as a pooling-of-interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon receipt by Summit and OrCAD of letters at the closing of the Merger from PricewaterhouseCoopers LLP, Summit's independent accountants, and KPMG Peat Marwick LLP, OrCAD's independent public accountants, respectively, regarding the firms' concurrence with Summit management's and OrCAD management's conclusions, respectively, as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16 ("APB No. 16"), if the Merger is consummated in accordance with the Reorganization Agreement. See "Approval of the Merger and Related Transactions--Accounting Treatment" and "Terms of the Merger--Conditions to the Merger."

THE MERGER

    TERMS OF THE MERGER; EXCHANGE RATIO

    At the Effective Time (as defined below) of the Merger and subject to and upon the terms and conditions of the Reorganization Agreement, Merger Sub will merge with and into OrCAD and OrCAD will become a wholly-owned subsidiary of Summit. Each share of OrCAD Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of OrCAD Common Stock owned by Merger Sub, OrCAD, Summit or any wholly-owned subsidiary of OrCAD or Summit), will be cancelled and extinguished and automatically converted into the right to receive 1.05 shares (the "Exchange Ratio") of Summit Common Stock. See "Terms of the Merger--Manner and Basis for Converting Shares."

    EFFECTIVE TIME OF THE MERGER

    Subject to the provisions of the Reorganization Agreement, Summit, OrCAD and Merger Sub shall cause the Merger to be consummated by filing a Certificate of Merger with the Delaware Secretary of State in accordance with the relevant provisions of Delaware law as soon as practicable on or after the closing date (the time of such filing or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger being the "Effective Time" of
the Merger). The closing is currently anticipated to occur on or about   -  ,
1998. See "Terms of the Merger--Effective Time."

    EXCHANGE OF ORCAD STOCK CERTIFICATES

    Promptly after the Effective Time, Summit, acting through Boston EquiServe as its exchange agent (the "Exchange Agent"), will deliver to each holder of record of OrCAD Common Stock as of the Effective Time a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of OrCAD Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY ORCAD STOCKHOLDERS UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT, AND THEN ONLY IN ACCORDANCE WITH THE TERMS OF THE LETTER OF TRANSMITTAL.

    STOCK OWNERSHIP FOLLOWING THE MERGER

    Based upon the capitalization of OrCAD as of the close of business on the
OrCAD Record Date, an aggregate of approximately   -  shares of Summit Common
Stock will be issued to holders of OrCAD Common Stock in the Merger and Summit
will assume options to acquire up to approximately   -  additional shares of
Summit Common Stock. Based upon the number of shares of Summit Common Stock issued and outstanding as of the OrCAD Record Date, and after giving effect to the issuance of Summit Common Stock as described in the previous sentence and the exercise of all options to purchase OrCAD Common Stock assumed by Summit, the former holders of OrCAD Common Stock would hold, and have voting power with
respect to, approximately   -  % of the total issued and outstanding shares of
Summit Common Stock. The foregoing numbers of shares and percentages are subject to change to reflect any changes in the capitalization of either Summit or OrCAD subsequent to the dates indicated and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Summit or OrCAD at the Effective Time or Summit at any time following the Effective Time.


    EMPLOYEE EQUITY BENEFIT PLANS; FORM S-8 REGISTRATION STATEMENT


    Summit has agreed to assume the options outstanding under OrCAD's stock options plans. In this regard, Summit has agreed to file with the SEC, as soon as reasonably practical and in any event within five days after the Effective Time, a registration statement on Form S-8 to register the underlying shares of Summit Common Stock issuable as the result of the assumption of such options. Subject to the consummation of the Merger, on the last trading day prior to the Effective Time (the "Final Purchase Date"), OrCAD will apply the funds then credited to each 1996 Employee Stock Purchase Plan (the "Purchase

Plan") participant's payroll withholding account to the purchase of whole shares of OrCAD Common Stock. The Purchase Plan shall terminate immediately following the purchase of shares of OrCAD Common Stock on the Final Purchase Date. See "Terms of the Merger--Treatment of Employee Equity Benefit Plans."


    BOARD OF DIRECTORS; MANAGEMENT FOLLOWING THE MERGER


    Pursuant to the Reorganization Agreement, the Board of Directors of the Combined Company following the Merger will consist of ten members, including Larry J. Gerhard and Michael F. Bosworth, and eight other persons, four of whom have been designated by Summit, and four of whom have been designated by OrCAD. The designees of Summit are Amihai Ben-David, William V. Botts, Steven P. Erwin and Barbara M. Karmel, all of whom are currently directors of Summit. The designees of OrCAD are Wolfram H. Blume, Stephen W. Director, Richard P. Magnuson and John C. Savage, all of whom are currently directors of OrCAD. The Combined Company will have a staggered board, with three classes of directors:
Classes I, II and III. The classes of directors will be elected in sequential years for three year terms. Following the Merger, the Class I directors whose terms expire in 2001 will be Steven P. Erwin, Michael F. Bosworth and Stephen W. Director; the Class II directors whose terms expire in 2000 will be Amihai Ben-David, Larry J. Gerhard and John C. Savage; and the Class III directors whose terms expire in 1999 will be William V. Botts, Barbara M. Karmel, Wolfram
H. Blume and Richard P. Magnuson. At the Combined Company's next Annual Meeting, currently expected to take place in May 1999, the Class II directors will be elected.



    Effective as of the closing of the Merger, Summit's Board will have created a Board Nominating Committee and a Merger Oversight Committee. The President and Chief Executive Officer of Summit and the President and Chief Executive Officer of OrCAD will each nominate two outside members of the Combined Company's Board of Directors to serve on each such committee. The Combined Company's Board of Directors will then approve the nominees previously designated for the Board Nominating Committee and the Merger Oversight Committee. The Board Nominating Committee will have responsibility for recommending the structure of the Board, selection of nominees to serve as directors, and their terms and compensation.



    The structure and composition of the Board may change at the first annual meeting of stockholders of the Combined Company following the closing of the Merger, depending on the recommendation of the Board Nominating Committee. Each of the ten designees to the Combined Company's Board, including Larry J. Gerhard and Michael F. Bosworth, will have signed and delivered to Summit that designee's resignation from the Board of Directors, effective immediately prior to the vote of the stockholders of the Combined Company at the first annual meeting of stockholders of the Combined Company following the closing of the Merger, and there can be no assurance that any of the ten designees will continue to serve as directors after the annual meeting.


    Following the Merger, the principal executive officers of the Combined Company will be as follows: Larry J. Gerhard, currently Chairman of the Board, President and Chief Executive Officer of Summit, will be Chairman of the Board and Chief Executive Officer; Michael F. Bosworth, currently Chairman of the Board, President and Chief Executive Officer of OrCAD, will be President and Chief Operating Officer; and C. Albert Koob, currently Vice President of Finance and Chief Financial Officer of Summit will hold the same positions. See "Terms of the Merger--Effect of the Merger."

    CONDUCT OF BUSINESS PRIOR TO THE MERGER

    OrCAD and Summit have agreed that, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, except to the extent either of the parties consents in writing, each party will carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies (i) to preserve intact its present business organization, (ii) to keep available the services of its present officers and employees, and (iii) to preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

    In addition, except as permitted by the terms of the Reorganization Agreement, and subject to certain exceptions, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, OrCAD and Summit have agreed not to conduct certain activities without the prior written consent of the other party. See "Terms of the Merger--Conduct of OrCAD's and Summit's Business Prior to the Merger."

    NO SOLICITATION

    OrCAD and Summit have both agreed, except for certain limited circumstances, not to solicit, participate in, or provide non-public information for any alternative acquisition proposal. See "Terms of the Merger--No Solicitation by OrCAD" and "--No Solicitation by Summit."

    CONDITIONS TO THE MERGER


    Consummation of the Merger is subject to certain conditions, including but not limited to: (i) the Reorganization Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law by OrCAD stockholders; and the issuance of shares of Summit Common Stock by virtue of the Merger shall have been duly approved by the requisite vote under applicable law and the rules of the National Association of Securities Dealers, Inc. by Summit stockholders; (ii) the SEC shall have declared the Registration Statement of which this Joint Proxy Statement/ Prospectus is a part effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of this Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC; (iii) no governmental entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (iv) Summit and OrCAD shall each have received substantially identical written opinions from their respective tax counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn; (v) the Summit Common Stock issuable to OrCAD stockholders in the Merger and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq upon notice of issuance; (vi) Summit and OrCAD shall each have received letters from their independent accountants concurring with management that the Merger would be accounted for as a pooling-of-interests; (vii) subject to certain materiality thresholds, the accuracy of the representations and warranties made by each party in the Reorganization Agreement; (viii) subject to certain materiality thresholds, performance of all covenants required by the Reorganization Agreement; (ix) the absence of a material adverse effect with regard to either Summit or OrCAD; (x) Summit shall have amended its bylaws and reconstituted its Board as agreed upon by Summit and OrCAD, and (xi) the appointment of certain officers as agreed upon by Summit and OrCAD. See "Terms of the Merger--Conditions to the Merger."


    TERMINATION

    The Reorganization Agreement may be terminated under certain circumstances. Depending on the cause of the termination, either Summit or OrCAD may have to pay the other party a fee of $2.5 million if the Merger is not consummated. See "Terms of the Merger--Termination of the Reorganization Agreement," "--Effect of Termination" and "--Break-Up Fees."

AFFILIATE AGREEMENTS

    Each of the Summit Affiliates has entered into an agreement restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Summit Common Stock held by them to help ensure that the Merger will be treated as a pooling-of-interests for accounting and financial reporting purposes. Each of the OrCAD Affiliates has entered into an agreement restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of OrCAD Common Stock held by them prior to the Merger and the shares of Summit Common Stock received by them in the Merger so as to comply with the requirements of applicable federal securities laws and to help ensure that the Merger will be treated as a pooling-of-interests for accounting and financial reporting purposes. See "Terms of the Merger--Affiliate Agreements."

VOTING AGREEMENTS

    Each of the Summit Affiliates (who own an aggregate of   -  shares of Summit
Common Stock, representing approximately   -  % of the Summit Common Stock
issued and outstanding as of the Summit Record Date) has entered into a Summit Voting Agreement with OrCAD. Pursuant to the Summit Voting Agreements, the Summit Affiliates have agreed to vote all shares of Summit Common Stock they have beneficial ownership of and any Summit Common Stock they acquire beneficial ownership of prior to the termination of the Summit Voting Agreements in favor of approval of the issuance of shares of Summit Common Stock pursuant to the Reorganization Agreement. In addition, such persons have granted irrevocable proxies to the OrCAD Board to vote such persons' Summit Common Stock in favor of approval of the issuance of shares of Summit Common Stock pursuant to the Reorganization Agreement and the Merger. See "Terms of the Merger--Voting Agreements."

    Each of the OrCAD Affiliates (who own an aggregate of   -  shares of OrCAD
Common Stock, representing approximately   -  % of the OrCAD Common Stock issued
and outstanding as of the OrCAD Record Date) has entered into an OrCAD Voting Agreement with Summit. Pursuant to the OrCAD Voting Agreements, the OrCAD Affiliates have agreed to vote all shares of OrCAD Common Stock they have beneficial ownership of and any OrCAD Common Stock they acquire beneficial ownership of prior to the termination of the OrCAD Voting Agreements in favor of approval of the Reorganization Agreement and the Merger. In addition, such persons have granted irrevocable proxies to the Summit Board to vote such persons' OrCAD Common Stock in favor of approval of the Reorganization Agreement and the Merger. See "Terms of the Merger--Voting Agreements."

    INTERESTS OF CERTAIN PERSONS IN THE MERGER


    In considering the recommendation of the OrCAD Board with respect to the Reorganization Agreement, holders of OrCAD Common Stock should be aware that members of the OrCAD Board and the executive officers of OrCAD have certain interests in the Merger that are in addition to the interests of holders of OrCAD Common Stock generally. In particular, John C. Savage, a member of the OrCAD Board, is the Managing Director of Alliant which is acting as OrCAD's financial advisor for the Merger. Alliant received a fee in the amount of $100,000 upon delivery of its fairness opinion. In addition, if the Merger closes, Alliant will be entitled to receive upon such closing an additional fee of 0.65% of the total consideration received by OrCAD's stockholders. Such fee would be approximately $549,986, calculated based on the November 6, 1998 closing price of $8.625 per share of Summit Common Stock. In addition, each of Messrs. Bosworth, Bundy, Cibulsky, Harrington, Kilcoin, Plymale, Sheldon and Tannenbaum have employment agreements with OrCAD under which they may receive certain benefits as a result of the Merger if their employment is terminated without cause or if they resign following a constructive termination. Such benefits include severance payments and the acceleration of the vesting of options. Although Summit currently intends to retain the employment of all OrCAD executive officers, Mr. Bundy will assume a different role and title in the Combined Company which, if he resigns, would be considered a constructive termination, entitling him to the aforementioned benefits. In addition, Joseph Masarich,

Summit's current Senior Vice President--Worldwide Marketing and Sales, will assume a different role and title in the Combined Company which, if Mr. Masarich resigns, will constitute a constructive termination under Mr. Masarich's employment agreement. In such case, Mr. Masarich would be entitled to severance payments and the acceleration of the vesting of his options. See "Risk Factors--Potential Conflict of Interest of OrCAD Directors, OrCAD Executive Officers and Summit Executive Officer" and "Terms of the Merger--Interests of Certain Persons--Change of Control Agreements" and "Other".


NO APPRAISAL RIGHTS

    OrCAD stockholders are not entitled to appraisal rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger. See "Approval of the Merger and Related Transactions--No Appraisal Rights." Accordingly, stockholders who do not wish to receive Summit Common Stock in exchange for their shares of OrCAD Common Stock must liquidate their investment by selling their OrCAD Common Stock prior to the consummation of the Merger.

MARKET AND PRICE DATA

    Summit Common Stock is traded on Nasdaq under the symbol SMMT. On September 18, 1998, the last trading day before public announcement of the execution of the Reorganization Agreement, the closing price of Summit Common Stock as
reported on Nasdaq was $7.00 per share. On   -  , 1998, the closing price of
Summit Common Stock as reported on Nasdaq was $ - per share. There can be no assurance as to the actual price of Summit Common Stock prior to, at or at any time following the Effective Time of the Merger, or in the event the Merger is not consummated.

    OrCAD Common Stock is traded on Nasdaq under the symbol OCAD. On September 18, 1998, the last trading day before public announcement of the execution of the Reorganization Agreement, the closing price of OrCAD Common Stock as
reported on Nasdaq was $7.50 per share. On   -  , 1998, the closing price of
OrCAD Common Stock as reported on Nasdaq was $ - per share. There can be no assurance as to the actual price of OrCAD Common Stock prior to, or at the Effective Time of the Merger, or in the event the Merger is not consummated. Following the Merger, OrCAD Common Stock will no longer be traded on Nasdaq. See "Risk Factors" and "Comparison of Capital Stock."

    Because the Exchange Ratio is fixed, changes in the market price of Summit Common Stock will affect the value of the Summit Common Stock to be received by stockholders of OrCAD in the Merger. Summit stockholders and OrCAD stockholders are encouraged to obtain current market quotations for Summit Common Stock and OrCAD Common Stock prior to the Summit Special Meeting and OrCAD Special Meeting, respectively.

                  SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                       COMBINED CONDENSED FINANCIAL DATA

    The following selected historical annual financial data of Summit and OrCAD has been derived from their respective audited historical financial statements and should be read in conjunction with such consolidated financial statements and notes thereto. The consolidated financial statements for Summit for the three fiscal years ended December 31, 1997 and for OrCAD for the three fiscal years ended December 31, 1997 are included elsewhere in this Joint Proxy Statement/Prospectus. The selected historical financial data for OrCAD includes the financial results and accounts of MicroSim Corporation for all periods presented. The selected historical financial information as of June 30, 1998, and for the six month periods ended June 30, 1997 and 1998, for Summit and OrCAD have been derived from the unaudited consolidated financial statements of Summit and OrCAD as of and for such periods which are included elsewhere in this Joint Proxy Statement/Prospectus, and which, in the opinion of Summit's and OrCAD's respective management, reflect all adjustments necessary for the fair presentation of such unaudited interim financial information. The results of operations for those interim periods are not necessarily indicative of the results to be expected for the entire year. The selected unaudited pro forma combined condensed financial data, which gives effect to the Merger on a pooling-of-interest basis as if it had been consummated at the beginning of the periods presented, is derived from the unaudited pro forma combined condensed financial statements included in this Joint Proxy Statement/Prospectus, and should be read in conjunction with such unaudited pro forma financial statements and the notes thereto. For purposes of the pro forma operating data, OrCAD's consolidated financial statements for each of the three fiscal years ended December 31, 1997, and for the six month periods ended June 30, 1997 and 1998, have been combined with Summit's consolidated financial statements for each of the three fiscal years ended December 31, 1997, and the six month periods ended June 30, 1997 and 1998. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

                   SUMMIT HISTORICAL CONDENSED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                             AT OR FOR
                                                                                                          SIX MONTHS ENDED
                                                                                                              JUNE 30,
                                                          AT OR FOR YEAR ENDED DECEMBER 31,                 (UNAUDITED)
                                                ------------------------------------------------------  --------------------
                                                   1997       1996       1995       1994       1993       1998       1997
                                                ----------  ---------  ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenue.................................  $   31,439  $  20,314  $  14,292  $  13,167  $   7,367  $  21,369  $  13,700
Total costs and expenses excluding in-process
  technology, write-off of purchased software
  and merger costs............................      23,255     19,413     17,331     14,095      8,909     14,543     10,904
In-process technology, write-off of purchased
  software and merger costs...................      19,937     --         --            647     --         --         --
Total costs and operating expenses............      43,192     19,413     17,331     14,742      8,909     14,543     10,904
Income/(loss) from operations.................     (11,753)       901     (3,039)    (1,575)    (1,542)     6,826      2,796
Net income/(loss).............................      (5,875)     1,263     (3,611)    (2,082)    (1,664)     5,299      3,056
Earnings/(loss) per share--diluted............  $    (0.41) $    0.10  $   (0.33) $   (0.22) $   (0.59) $    0.33  $    0.20
Shares used in computing earnings/(loss) per
  share--diluted..............................      14,403     13,243     11,085      9,449      2,838     16,240     15,000
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.....................  $   19,973  $  19,801  $     711  $   1,203  $     435  $  24,768
Working capital/(deficit).....................      14,604     17,236       (540)      (439)    (2,083)    18,683
Total assets..................................      32,761     28,700      9,151      8,097      2,751     38,819
Long term obligations.........................         237        916      1,462        743        366        355
Total stockholders' equity....................      20,275     19,151        548      1,224     (1,349)    25,116

                   ORCAD HISTORICAL CONDENSED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                             AT OR FOR
                                                                                                          SIX MONTHS ENDED
                                                                                                              JUNE 30,
                                                           AT OR FOR YEAR ENDED DECEMBER 31,                (UNAUDITED)
                                                 -----------------------------------------------------  --------------------
                                                   1997       1996       1995       1994       1993       1998       1997
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenue..................................  $  43,995  $  37,034  $  28,317  $  21,921  $  19,029  $  23,542  $  20,778
Total costs and expenses excluding in-process
  technology, write-off of purchased software
  and merger costs.............................     37,920     31,665     24,333     20,755     20,434     20,442     18,205
In-process technology, write-off of purchased
  software and merger costs....................      2,203     --          2,008     --         --          4,081      2,203
Total costs and operating expenses.............     40,123     31,665     26,341     20,755     20,434     24,523     20,408
Income/(loss) from operations..................      3,872      5,369      1,976      1,166     (1,405)      (981)       370
Net income/(loss)..............................      3,904      5,266      1,633      1,092     (1,324)       (73)       820
Earnings/(loss) per share--diluted.............  $    0.41  $    0.58  $    0.24  $    0.27  $   (0.33) $   (0.01) $    0.09
Shares used in computing earnings/(loss) per
  share--diluted...............................      9,446      9,046      6,853      3,982      4,038      9,279      9,388

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents......................  $  31,618  $  23,103  $   8,942  $   4,462  $   2,703  $  15,905
Working capital................................     37,115     36,858      7,774      4,224      3,281     36,159
Total assets...................................     56,907     49,734     20,800     12,895      9,822     57,398
Long term obligations..........................         19        205        145      1,038        894         19
Total stockholders' equity.....................     46,154     41,687     12,782      6,250      5,342     46,328

UNAUDITED SUMMIT AND ORCAD PROFORMA COMBINED CONDENSED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                                   AT OR FOR
                                                              AT OR FOR YEAR ENDED DECEMBER     SIX MONTHS ENDED
                                                                           31,                      JUNE 30,
                                                             -------------------------------  --------------------
                                                               1997       1996       1995       1998       1997
                                                             ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenue..............................................  $  75,434  $  57,348  $  42,609  $  44,911  $  34,478
Total costs and expenses excluding in-process technology,
  write-off of purchased software and merger costs.........     61,175     51,078     41,664     34,985     29,109
In-process technology, write-off of purchased software and
  merger costs.............................................     22,140     --          2,008      4,081      2,203
Total costs and operating expenses.........................     83,315     51,078     43,672     39,066     31,312
Income/(loss) from operations..............................     (7,881)     6,270     (1,063)     5,845      3,166
Net income/(loss)..........................................     (2,232)     8,264     (1,978)     5,226      3,876
Earnings/(loss) per share--diluted.........................  $   (0.09) $    0.36  $   (0.13) $    0.20  $    0.16
Shares used in computing earnings/(loss) per share--
  diluted..................................................     24,026     22,741     15,298     26,244     24,857

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................................  $  51,591  $  42,904  $   9,653  $  40,673
Working capital............................................     51,719     54,094      7,234     51,642
Total assets...............................................     91,142     80,169     29,951     97,691
Long term obligations......................................        256      1,121      1,607        374
Total stockholders' equity.................................     67,903     62,573     13,330     69,718

                                  RISK FACTORS

    THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY HOLDERS OF ORCAD COMMON STOCK IN EVALUATING WHETHER TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT, AND BY HOLDERS OF SUMMIT COMMON STOCK IN EVALUATING WHETHER TO APPROVE THE ISSUANCE OF SUMMIT COMMON STOCK PURSUANT TO THE REORGANIZATION AGREEMENT. THESE FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY," "EXPECT," "ANTICIPATE," "ESTIMATE," "PROJECT," "CONTINUE," "POTENTIAL" OR "OPPORTUNITY" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. SEE "FORWARD LOOKING STATEMENTS." THE MATTERS SET FORTH BELOW CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

RISKS RELATED TO MERGER

    UNCERTAINTIES RELATING TO INTEGRATION OF OPERATIONS AND PRODUCT
OFFERINGS. The successful combination of Summit and OrCAD will require substantial attention from management. The anticipated benefits of the Merger will not be achieved unless the operations of OrCAD are successfully combined with those of Summit in a timely manner. The difficulties of assimilation may be increased by the need to retain and integrate personnel and to combine different corporate cultures. The successful combination of the two companies will also require integration of the companies' information systems and other infrastructure, integration of the companies' product offerings and the coordination of their research and development and sales and marketing efforts. In addition, the process of combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses and certain customers may defer purchasing decisions. The diversion of the attention of management from the day-to-day operations of the Combined Company, or difficulties encountered in the transition and integration process, could have a material adverse effect on the business, financial condition and results of operations of the Combined Company. See "Approval of the Merger and Related Transactions--Joint Reasons For the Merger."

    In addition, each of Summit and OrCAD has consummated several business combinations in recent years, and the Merger, if approved, would be the largest such combination for either company. The difficulties of integrating Summit's and OrCAD's businesses may be exacerbated by the size and number of prior business combinations. There can be no assurance that products, technologies, distribution channels, key personnel and businesses of previously acquired companies will be effectively integrated into the Combined Company's business or product offerings, or that such integration will not adversely affect the Combined Company's business, financial condition or results of operations. The failure to integrate such acquisitions successfully could have a material adverse effect on the business, financial condition and results of operations of the Combined Company.

    RISKS ASSOCIATED WITH FIXED EXCHANGE RATIO. As a result of the Merger, each outstanding share of OrCAD Common Stock will be converted into the right to receive 1.05 shares of Summit Common Stock. Because the Exchange Ratio is fixed, it will not increase or decrease due to fluctuations in the market price of either Summit Common Stock or OrCAD Common Stock. The specific market value of the consideration to be received by OrCAD stockholders in the Merger will, therefore, depend on the market price of the Summit Common Stock on and after the Effective Time. In the event that the market price of Summit Common Stock decreases or increases prior to the Effective Time, the market value of the Summit Common Stock to be received by OrCAD stockholders in the Merger would correspondingly decrease or increase. The market prices of Summit Common Stock and OrCAD Common Stock as of a recent date are set forth herein under "Summary--Market and Price Data," and "Comparative Market Price Data." Summit stockholders and OrCAD stockholders are advised to obtain recent market quotations for Summit Common Stock and OrCAD Common Stock. Summit Common Stock and OrCAD Common Stock historically have been subject to substantial price volatility. No assurance can be given as to the market prices of Summit Common Stock or OrCAD Common Stock at any time before the Effective Time or as to the market price of the common stock of the Combined Company at any time thereafter. See "Summary-- Market and Price Data," "Comparative Market Price Data," and "Comparison of Capital Stock."

    SUBSTANTIAL EXPENSES RESULTING FROM THE MERGER. The negotiation and implementation of the Merger will result in significant pre-tax expenses to Summit and OrCAD. Excluding costs associated with combining the operations of the two companies (which are currently unknown), pre-tax expenses are estimated at approximately $3.9 million, primarily consisting of financial advisors' fees, employee severance payments, attorneys' fees and accountants' fees. There can be no assurance as to the aggregate amount of such expenses or that unanticipated contingencies will not occur that will substantially increase the costs of combining the operations of the two companies. In any event, costs associated with the Merger are expected to negatively impact results of operations in the quarter ending December 31, 1998. In addition, it is expected that after the Merger, the Combined Company will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the companies. Although Summit expects that the elimination of duplicative expenses as well as other efficiencies related to the integration of the businesses may offset the direct transaction costs and other integration-related charges over time, there can be no assurance that such net benefit will be achieved in the near term, if at all. See "Selected Historical and Unaudited Pro Forma Combined Condensed Financial Data."

    DEPENDENCE ON RETENTION AND INTEGRATION OF KEY EMPLOYEES. The success of the Combined Company is dependent, in part, on the retention and integration of key management, technical, marketing, sales and customer support personnel of Summit and OrCAD. The success of the Combined Company will especially depend upon the retention of members of senior management during the transitional period following the Merger. There can be no assurance that such executives will remain with the Combined Company prior to or for any specified period after the Merger. The loss of such services would adversely affect the Combined Company's business and financial results.

    CUSTOMERS. There can be no assurance that present and prospective customers of Summit and OrCAD will continue their current buying patterns without regard to the announced Merger. Certain customers may defer purchasing decisions as they evaluate Summit's plans for integrating or separately supporting the companies' product offerings. Any such deferrals could have a material adverse effect on the business, financial condition and results of operations of Summit, OrCAD and/or the Combined Company both in the near-term and the long-term.

    CHANGE TO NAME OF COMBINED COMPANY. Subsequent to the Merger, the Combined Company intends to change its name, although a new name has not yet been chosen. This name change may diminish the brand recognition associated with "Summit Design, Inc." and "OrCAD, Inc." and adversely affect the marketing of the Combined Company's products. Moreover, both Summit and OrCAD have spent substantial sums to promote their respective names and to establish the brand images associated with such names. Due to the intended name change, the Combined Company may not fully realize the returns on such expenditures. While Summit and OrCAD do not believe that the name change will materially adversely affect the Combined Company's business, it may create temporary market confusion, and the Combined Company will have to invest substantial resources in promoting its new name and establishing a new brand image.


    POTENTIAL CONFLICT OF INTEREST OF ORCAD DIRECTOR, ORCAD EXECUTIVE OFFICERS AND SUMMIT EXECUTIVE OFFICER A member of the OrCAD Board and the executive officers of OrCAD have interests in the Merger that are in addition to the interests of holders of OrCAD Common Stock generally. In particular, John C. Savage, a member of the OrCAD Board, is the Managing Director of Alliant which is acting as OrCAD's financial advisor for the Merger. Pursuant to an engagement letter dated August 13, 1998, Alliant received a fee in the amount of $100,000 upon delivery of its fairness opinion to the OrCAD Board. In addition, if the Merger closes, Alliant will be entitled to receive upon such closing an additional fee of 0.65% of the total consideration received by OrCAD's stockholders. Such fee would be approximately $549,986, calculated based on the November 6, 1998 closing price of $8.625 per share of Summit Common Stock. In addition, OrCAD has employment agreements with the following executive officers:
Michael F. Bosworth, P. David Bundy, William E. Cibulsky, Stuart A. Harrington, Philip J. Kilcoin, James M. Plymale, Graham K. Sheldon and Donald G. Tannenbaum. Such employment agreements provide that if, in connection with a change of control, the executive officers' employment is terminated without cause or if they resign following a constructive termination, they will be entitled to receive severance payments and acceleration of the vesting of options. Mr. Bundy, OrCAD's current Chief Financial Officer, will assume a different role and title in the Combined Company which may constitute a constructive termination under Mr. Bundy's employment agreement. If Mr. Bundy chooses to resign as a result, Mr. Bundy will be entitled to receive $10,000 per month and the vesting of 30,941 of Mr. Bundy's unvested options will be accelerated. In addition, Joseph Masarich, Summit's current Senior Vice President--Worldwide Marketing and Sales, will assume a different role and title in the Combined Company which may constitute a constructive termination under Mr. Masarich's employment agreement. If Mr. Masarich chooses to resign as a result, the Combined Company will be obligated to pay Mr. Masarich $13,333 per month and insurance benefits until Mr. Masarich accepts full time employment with another party, but in no event longer than twelve months, and the vesting of all of Mr. Masarich's unvested options will be accelerated. See "Approval of Merger and Related Transactions--Opinion of OrCAD's Financial Advisor," "Terms of the Merger--Interests of Certain Persons--Change of Control Agreements" and "--Other."


RISKS RELATED TO SUMMIT'S BUSINESS


    FLUCTUATIONS IN QUARTERLY RESULTS. Summit has experienced significant quarterly fluctuations in operating results and cash flows and it is likely that these fluctuations will continue in future periods. These fluctuations have been, and may in the future be, caused by a number of factors, including the rate of acceptance of new products, corporate acquisitions and consolidations and the integration of acquired entities and the incurrence of any large one-time charges as a result of any acquisitions, product quality, product, customer and channel mix, the size and timing of orders, lengthy sales cycles, the timing of new product announcements and introductions by Summit and its competitors, seasonal factors, rescheduling or cancellation of customer orders, Summit's ability to continue to develop and introduce new products and product enhancements on a timely basis, the level of competition, purchasing and payment patterns, pricing policies of Summit and its competitors, product quality issues, currency fluctuations and general economic conditions.



    Summit generated net losses in 1993, 1994 and 1995, as a result of investing heavily in research and development as well as developing a direct sales channel for new products. The net loss in 1997 was a result of a $19.9 million charge for in-process technology related to the acquisition of Simulation Technologies Corp. ("SimTech"). For the six months ended June 30, 1998, Summit has continued to increase revenues and operating margins and, as a result, has generated net income for the period. Summit operates with high gross margins, and as such, a downturn in revenue could have a significant impact on income from operations and net income, and could potentially generate a net loss.


    Summit has generally recognized a substantial portion of its revenue in the last month of each quarter, with the revenue concentrated in the latter part of the month. Any significant deferral of purchases of Summit's products could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows in any particular quarter, and to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. Summit's revenue is difficult to forecast for several reasons. The market for certain of Summit's software products is evolving. Summit's sales cycle is typically six to nine months and varies substantially from customer to customer. Summit operates with little product backlog because its products are typically shipped shortly after orders are received. In addition, a significant portion of Summit's sales are made through indirect channels and can be harder to predict. Summit establishes its expenditure levels for product development, sales and marketing and other operating activities based primarily on its expectations as to future revenue. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and Summit's operating results for that quarter would be adversely affected. Based upon the factors described above, Summit believes that its quarterly revenue, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of its results of operations are not necessarily meaningful and that, as a result, such comparisons should not be relied upon as indications of Summit's future performance. Moreover, although Summit's revenue has increased in recent periods, there can be no assurance that Summit's revenue will grow in future periods or that Summit will remain profitable on a quarterly or annual basis. Due to the foregoing or other factors, it is likely that Summit's results of operations may be below investors' and market analysts' expectations in some future quarters, which could have a severe adverse effect on the market price of Summit's Common Stock. See "Summit--Summit Management's Discussion and Analysis of Financial Condition and Results of Operations"


    PRODUCT CONCENTRATION; UNCERTAINTY OF MARKET ACCEPTANCE OF HLDA. Prior to July 1997, Summit's revenue was predominantly derived from two product lines, Visual HDL, which includes Visual HDL for VHDL and Visual HDL for Verilog, and TDS. Effective July 1, 1997, as a result of the Asset Sale, TDS products ceased to be a source of revenue. With the acquisition of TriQuest Design Automation, Inc. ("TriQuest") in February 1997, SimTech in September 1997, and ProSoft Oy ("ProSoft") in June 1998, Summit also derives revenue from verification products which include hardware-software co-verification, code coverage, and HDL debugging products as well as analysis, verification and RTL optimization tools.


    Summit believes that HLDA Plus products will continue to account for substantially all of its revenue in the future. As a result, factors adversely affecting sales of these products, including increased competition, inability to successfully introduce enhanced or improved versions of these products, product quality issues and technological change, could have a material adverse effect on Summit's business, financial condition and results of operations.

    Summit's future success depends primarily upon the market acceptance of its existing and future HLDA Plus products. Summit commercially shipped its first HLDA Plus product, Visual HDL for VHDL, in the first quarter of 1994. For the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, respectively, revenue from HLDA products and related maintenance contracts represented 100% and 74.0%, 76.5%, 63.5%, and 43.6%, respectively, of Summit's total revenue. Summit's HLDA Plus products incorporate certain unique design methodologies and thus represent a departure from industry standards for design creation and verification. Summit believes that broad market acceptance of its HLDA products will depend on several factors, including the ability to significantly enhance design productivity, ease of use, interoperability with existing EDA tools, price and the customer's assessment of Summit's financial resources and its technical, managerial, service and support expertise. Summit also depends on its distributors to assist Summit in gaining market acceptance of its products. There can be no assurance that sufficient priority will be given by Summit's distributors to marketing Summit's products or whether such distributors will continue to offer Summit's products. There can be no assurance that Summit's HLDA products will achieve broad market acceptance. A decline in the demand for, or the failure to achieve broad market acceptance of, Summit's HLDA products will have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

    Although demand for HLDA products has increased in recent years, the market for HLDA products is still emerging and there can be no assurance that it will continue to grow or that, even if the market does grow, businesses will continue to purchase Summit's HLDA products. If the market for HLDA products fails to grow or grows more slowly than Summit currently anticipates, Summit's business, financial condition, results of operations or cash flows would be materially adversely affected.

    Traditionally, EDA customers have been risk averse in accepting new design methodologies. Because many of Summit's tools embody new design methodologies, this risk aversion on the part of potential customers presents an ongoing marketing and sales challenge to Summit and makes the introduction and acceptance of new products unpredictable. Summit's Visual Testbench product, introduced in the fourth quarter of 1995, provides a new methodology and requires a change in the traditional design flow for creating IC test programs. Summit anticipates a lengthy period of test marketing for the Visual Testbench product. Accordingly, Summit cannot predict the extent, to which it will realize revenue from Visual Testbench in excess of the revenue expected to be received pursuant to an OEM agreement entered into in July 1997. As part of this agreement, Credence Systems Corporation ("CSC") must purchase a minimum of $16.0 million of Visual Testbench licenses over a thirty month period beginning in July 1997. As of June 30, 1998 Summit had sold $11.4 million of Visual Testbench licenses pursuant to this agreement. Summit will need to replace this revenue when the $16.0 million purchase obligation is satisfied and the failure of Summit to replace this revenue would have a material adverse affect on Summit's operating results. See "Summit--Summit Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Summit Business--Products."

    COMPETITION. The EDA industry is highly competitive and Summit expects competition to increase as other EDA companies introduce HLDA products. In the HLDA market, Summit principally competes with Mentor Graphics Corporation ("Mentor Graphics") and a number of smaller firms. Indirectly, Summit also competes with other firms that offer alternatives to HLDA and could potentially offer more directly competitive products in the future. Certain of these companies have significantly greater financial, technical and marketing resources and larger installed customer bases than Summit. Some of Summit's current and future competitors offer a more complete range of EDA products and may distribute products that directly compete with Summit's products by bundling such products with their core product line. In addition, Summit's products perform a variety of functions, certain of which are, and in the future may be, offered as separate products or discrete point solutions by Summit's existing and future competitors. For example, certain companies currently offer design entry products without simulators. There can be no assurance that such competition will not cause Summit to offer point solutions instead of, or in addition to, Summit's current software products. Such point solutions would be priced lower than Summit's current product offerings and could cause Summit's average selling prices to decrease, which could have a material adverse effect on Summit's business, financial condition, results of operations, or cash flows. See "Summit--Summit Business--Competition."

    Summit competes on the basis of certain factors including product capabilities, product performance, price, support of industry standards, ease of use, first to market and customer technical support and service. Summit believes that they compete favorably overall with respect to these factors. However, in particular cases, Summit's competitors may offer HLDA products with functionality which is sought by Summit's prospective customers and which differs from that offered by Summit. In addition, certain competitors may achieve a marketing advantage by establishing formal alliances with other EDA vendors. Further, the EDA industry in general has experienced significant consolidation in recent years, and the acquisition of one of Summit's competitors by a larger, more established EDA vendor could create a more significant competitor. There can be no assurance that Summit will be able to compete successfully against current and future competitors or that competitive pressures faced by Summit will not have a material adverse effect on its business, financial condition, results of operations, or cash flows. There can be no assurance that Summit's current and future competitors will not be able to develop products comparable or superior to those developed by Summit or to adapt more quickly than Summit to new technologies, evolving industry trends or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

    DEPENDENCE ON ELECTRONICS INDUSTRY MARKET. Because the electronics industry is characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and margin pressures, certain segments, including the computer, semiconductor, semiconductor test equipment and telecommunications industries, have experienced sudden and unexpected economic downturns. During these periods, capital spending is commonly curtailed and the number of design projects often decreases. Because Summit's sales are dependent upon capital spending trends and new design projects, negative factors affecting the electronics industry could have a material adverse effect on Summit's business, financial condition, results of operations, or cash flows. A number of electronics companies, including customers of Summit, have recently experienced a slowdown in their businesses. Summit's future operating results may reflect substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from customers and other factors. See "Summit--Summit Business--Background."

    DEPENDENCE ON THIRD PARTIES FOR PRODUCT INTEROPERABILITY. Because Summit's products must interoperate with EDA products of other companies, particularly simulation and synthesis products, Summit must have timely access to third party software to perform development and testing of its products. Although Summit has established relationships with a variety of EDA vendors to gain early access to new product information, these relationships may be terminated by either party with limited notice. In addition, such relationships are with companies that are current or potential future competitors of Summit, including Synopsys, Inc. ("Synopsys"), Mentor Graphics, and Cadence Design Systems ("Cadence"). If any of these relationships were terminated and Summit was unable to obtain, in a timely manner, information regarding modifications of third party products necessary for modifying its software products to interoperate with these third party products, Summit could experience a significant increase in development costs, the development process would take longer, product introductions would be delayed and Summit's business, financial condition, results of operations or cash flows could be materially adversely affected. See "Summit--Summit Business--Product Development."

    NEW PRODUCTS AND TECHNOLOGICAL CHANGE; EVOLVING INDUSTRY STANDARDS. The EDA industry is characterized by extremely rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. In addition, customers in the EDA industry require software products that allow them to reduce time to market, differentiate their products, improve their engineering productivity and reduce their design errors. Summit's future success will depend upon its ability to enhance its current products, develop and introduce new products that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. There can be no assurance that Summit will be successful in developing and marketing product enhancements or new products that respond to technological change or emerging industry standards, that Summit will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products will adequately meet the requirements of the marketplace and achieve market acceptance. If Summit is unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if such product releases have been pre-announced, Summit's business, financial condition, results of operations or cash flows will be materially adversely affected.

    Software products as complex as those offered by Summit may contain errors that may be detected at any point in the products' life cycles. Summit has in the past discovered software errors in certain of its products and has experienced delays in shipment of products during the period required to correct these errors. There can be no assurance that, despite testing by the Summit and by current and potential customers, errors will not be found, resulting in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to Summit's reputation or increased service and warranty costs, any of which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. See "Summit--Summit Business--Product Development."

    DEPENDENCE ON DISTRIBUTORS. Summit relies on distributors for licensing and support of its products outside of North America. Approximately 25%, 42%, 29%, 46% and 42% of Summit's revenue for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, respectively, were attributable to sales made through distributors. Effective April 1, 1996, Summit entered into a joint venture with Anam pursuant to which the joint venture corporation Summit Asia acquired exclusive rights to sell, distribute and support all of Summit' products in the Asia Pacific region, excluding Japan. Prior to that date, Anam was an independent distributor of Summit's products. In April 1998, the joint venture corporation, Summit Asia, which is headquartered in Korea, was renamed Asia Design Corporation "ADC." In May 1998, Summit exchanged a portion of its ownership in ADC for ownership in another company located in Hong Kong which was renamed Summit Asia, Ltd. "SDA." SDA also has an equity investment in ADC. In June 1998, Summit and Anam each loaned SDA $750,000, which is guaranteed by ADC. SDA acquired from ADC the exclusive rights to sell, distribute and support Summits products in the Asia-Pacific region, excluding Japan. SDA granted distribution rights to Summit's products to ADC for the Asia Pacific region, excluding Japan. There can be no assurance that this restructuring will result in Summit Asia or ADC becoming profitable or that revenue attributable to sales in the Asia Pacific region, excluding Japan, would increase. During the first quarter of 1997, Summit entered into a distribution agreement with ATE pursuant to which ATE was granted exclusive rights to sell, distribute and support Summit's Visual Testbench products within Japan until March 1999, subject to Summit's ability to terminate the relationship if ATE fails to meet quarterly sales objectives. The agreement may also be terminated by either party for breach. In addition, in the first quarter of 1996, Summit entered into a three-year, exclusive distribution agreement for its HLDA products in Japan with Seiko. In the event Seiko fails to meet specified quotas for two or more quarterly periods, exclusivity can be terminated by Summit, subject to Seiko's right to pay a specified fee to maintain exclusivity. The agreement is renewable for successive five-year terms by mutual agreement of Summit and Seiko and is terminable by either party for breach. Sales through Seiko accounted for 14%, 13%, 12%, 15%, and 13% of Summit's total revenue for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995, respectively. In March 1997, Summit entered into a three-year distribution agreement with Kanematsu USA Inc. pursuant to which Kanematsu was granted exclusive distribution rights to sell, distribute and support certain verification products in Japan. For the six months ended June 30, 1998 and the year ended December 31, 1997, all sales of Summit's products in the Asia-Pacific region were through Seiko, SDA, ADC, ATE and Kanematsu.


    There can be no assurance that Summit's relationships with Seiko, SDA, ADC, ATE and Kanematsu will be effective in maintaining or increasing sales relative to the levels experienced prior to such relationships. Summit also has independent distributors in Europe and is dependent on the continued viability and financial stability of its distributors. Since Summit's products are used by skilled design engineers, distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of distributors possess these resources. In addition, Seiko, SDA, ADC, ATE and Kanematsu, as well as Summit's other distributors, may offer products of several different companies, including competitors of Summit. There can be no assurance that Summit's current distributors will continue to market or service and support Summit's products effectively, that any distributor will continue to sell Summit's products or that the distributors will not devote greater resources to products of other companies. The loss of, or a significant reduction in, revenue from Summit's distributors could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. See "Summit--Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Summit Business-- Marketing and Sales."


    INTERNATIONAL SALES AND OPERATIONS. Approximately 35%, 45%, 34%, 50% and 53% of Summit's revenue for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, respectively, were attributable to sales made outside the United States, which includes the Asia Pacific region and Europe. Approximately 22%, 31%, 23%, 34% and 39% of Summit's revenue for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, respectively, were attributable to sales made in the Asia Pacific region and approximately 13%, 13%, 11%, 16% and 14% of Summit's revenue for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, respectively, were attributable to sales made in Europe. Summit expects that international revenue will continue to represent a significant portion of its total revenue. Summit's international revenue is currently denominated in U.S. dollars. As a result, increases in the value of the U.S. dollar relative to foreign currencies could make Summit's products more expensive and, therefore, potentially less competitive in those markets. Summit pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations. International sales and operations are subject to numerous risks, including tariff regulations and other trade barriers, requirements for licenses, particularly with respect to the export of certain technologies, collectability of accounts receivable, changes in regulatory requirements, difficulties in staffing and managing foreign operations and extended payment terms. There can be no assurance that such factors will not have a material adverse effect on Summit's future international sales and operations and, consequently, on Summit's business, financial condition, results of operations or cash flows. In addition, financial markets and economies in the Asia Pacific region have been experiencing adverse economic conditions. While such adverse economic conditions have not materially adversely affected Summit's sales in the Asia Pacific region to date, there can be no assurance that such adverse economic conditions will not worsen or that demand for Summit's products in such region will not flatten or decrease in the future.


    In order to successfully expand international sales, Summit may need to establish additional foreign operations, hire additional personnel and recruit additional international distributors. This will require significant management attention and financial resources and could adversely affect Summit's operating margins. In addition, to the extent that Summit is unable to effect these additions in a timely manner, Summit's growth, if any, in international sales will be limited. There can be no assurance that Summit will be able to maintain or increase international sales of Summit's products, and failure to do so could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. See "Summit--Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Summit Business--Marketing and Sales."

    MANAGEMENT OF GROWTH AND ACQUISITIONS. Summit's ability to achieve significant growth will require it to implement and continually expand its operational and financial systems, recruit additional employees and train and manage current and future employees. Summit expects any such growth will place a significant strain on its operational resources and systems. Failure to effectively manage any such growth would have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.


    Summit has consummated a series of acquisitions since 1997, including the acquisition of TriQuest in February 1997, SimTech in September 1997, and ProSoft in June 1998. As a result of these acquisitions, Summit's operating expenses have increased and are expected to continue to increase. There can be no assurance that the integration of TriQuest's, SimTech's or ProSoft's business can be successfully completed in a timely fashion, or at all, or that the revenues from TriQuest, SimTech and ProSoft will be sufficient to support the costs associated with the acquired businesses, without adversely affecting Summit's operating margins. Any failure to successfully complete the integration in a timely fashion or to generate sufficient revenues from the acquired business could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. In addition, Summit regularly evaluates acquisition opportunities. Future acquisitions by Summit could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses related to goodwill and other intangible assets, and large one-time charges, which could materially adversely affect Summit's results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which Summit has no or limited prior experience and potential loss of key employees of acquired companies. Summit's management has had limited experience in assimilating acquired organizations and products into Summit's operations. No assurance can be given as to the ability of Summit to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future, and the failure of Summit to do so could have a material adverse effect on Summit's results of operations. See "Summit--Summit Business--Product Development."


    OPERATIONS IN ISRAEL. Summit's research and development operations related to its HLDA products are located in Israel and may be affected by economic, political and military conditions in that country. Accordingly, Summit's business, financial condition and results of operations could be materially adversely affected if hostilities involving Israel should occur. This risk is heightened due to the restrictions on Summit's ability to manufacture or transfer outside of Israel any technology developed under research and development grants from the government of Israel as described in "Summit--Summit Business--Israeli Research, Development and Marketing Grants." In addition, while all of Summit's sales are denominated in U.S. dollars, a portion of Summit's annual costs and expenses in Israel are paid in Israeli currency. These costs and expenses were approximately $4.7, $4.3 and $4.3 million in 1997, 1996 and 1995, respectively. Payment in Israeli currency subjects Summit to foreign currency fluctuations and to economic pressures resulting from Israel's generally high rate of inflation, which has been approximately 7%, 11% and 8% during 1997, 1996, and 1995, respectively. Summit's primary expense which is paid in Israeli currency is employee salaries for research and development activities. As a result, an increase in the value of Israeli currency in comparison to the U.S. dollar could increase the cost of research and development expenses and general and administrative expenses. There can be no assurance that currency fluctuations, changes in the rate of inflation in Israel or any of the other aforementioned factors will not have a material adverse effect on Summit's business, financial condition, results of operations, or cash flows. In addition, coordination with and management of the Israeli operations requires Summit to address differences in culture, regulations and time zones. Failure to successfully address these differences could be disruptive to Summit's operations. Summit's Israeli production facility has been granted the status of an "Approved Enterprise" under the Israeli Investment Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). Taxable income of a company derived from an "Approved Enterprise" is eligible for certain tax benefits, including significant income tax rate reductions for up to seven years following the first year in which the "Approved Enterprise" has Israeli taxable income (after using any available net operating losses). The period of benefits cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. The tax benefits derived from a certificate of approval for an "Approved Enterprise" relate only to taxable income attributable to such "Approved Enterprise" and are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval. In the event of a failure by Summit to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Summit would be required to refund the amount of the canceled benefits, adjusted for inflation and interest. No "Approved Enterprise" tax benefits had been realized by Summit from its Israeli operations as of December 31, 1995 since the Israeli operations were still incurring losses at that time. During 1996, Summit realized income of $1.4 million from its Israeli operations and "Approved Enterprise" tax benefits of $53,000. During 1997, Summit realized income of $2.7 million from its Israeli operations and "Approved Enterprise" tax benefits of $702,000. The "Approved Enterprise" benefits are expected to continue until such time as Summit decides to repatriate the earnings of the Israeli operations. However, there can be no assurance that Summit's Israeli production facility will continue to operate or qualify as an "Approved Enterprise" or that the benefits under the "Approved Enterprise" regulations will continue, or be applicable, in the future. The loss of, or any material decrease in, these income tax benefits could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. See "Summit--Management's Discussion and Analysis of Financial Condition and Results of Operations--Effective Tax Rates" and "--Summit Business--Operations in Israel."

    DEPENDENCE ON KEY PERSONNEL. Summit's success will depend in large part on the continued service of its key technical and management personnel and its ability to continue to attract and retain highly-skilled technical, sales and marketing and management personnel. Summit has entered into employment agreements with certain of its executive officers; however, such agreements do not guarantee the services of these employees and do not contain non-competition provisions. Competition for personnel in the software industry in general, and the EDA industry in particular, is intense, and Summit has at times in the past experienced difficulty in recruiting qualified personnel. There can be no assurance that Summit will retain its key personnel or that it will be successful in attracting and retaining other qualified technical, sales and marketing and management personnel in the future. The loss of any key employees or the inability to attract and retain additional qualified personnel may have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. Summit has obtained a $1 million "key person" life insurance policy on its President/Chief Executive Officer. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and can result in departures of additional personnel, which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. See "Summit--Summit Business-- Employees."

    ISRAELI RESEARCH, DEVELOPMENT AND MARKETING GRANTS. Summit's Israeli subsidiary obtained research and development grants from the Office of the Chief Scientist (the "Chief Scientist") in the Israeli Ministry of Industry and Trade of approximately $232,000 and $608,000 in 1993 and 1995, respectively. As of December 31, 1997, all amounts had been repaid. The terms of the grants prohibit the manufacture of products developed under these grants outside of Israel and the transfer of the technology developed pursuant to these grants to any person, without the prior written consent of the Chief Scientist. Summit's Visual HDL for VHDL products have been developed under grants from the Chief Scientist and thus are subject to these restrictions. If Summit is unable to obtain the consent of the government of Israel, Summit would be unable to take advantage of potential economic benefits such as lower taxes, lower labor and other manufacturing costs and advanced research and development facilities that may be available if such technology and manufacturing operations could be transferred to locations outside of Israel. In addition, Summit would be unable to minimize risks particular to operations in Israel, such as hostilities involving Israel. Although Summit is eligible to apply for additional grants from the Chief Scientist, it has no present plans to do so. Summit received a Marketing Fund Grant from the Israeli Ministry of Industry and Trade for an aggregate of $423,000. The grant must be repaid at the rate of 3% of the increase in exports over the 1993 export level of all Israeli products, until repaid. As of June 30, 1998, approximately $261,000 was outstanding under the grant. See "Summit--Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Summit Business--Product Development" and "--Operations in Israel."

    LIMITATIONS ON PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY
RIGHTS. Summit's success depends in part upon its proprietary technology. Summit relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, licensing arrangements and technical means to establish and protect its proprietary rights. As part of its confidentiality procedures, Summit generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and limits access to, and distribution of, its software, documentation and other proprietary information. In addition, Summit's products are protected by hardware locks and software encryption techniques designed to deter unauthorized use and copying. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use Summit's products or technology without authorization, or to develop similar technology independently.

    Summit provides its products to end-users primarily under "shrink-wrap" license agreements included within the packaged software. In addition, Summit delivers certain of its verification products electronically under an electronic version of a "shrink wrap" license agreement. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in certain jurisdictions. In addition, the laws of some foreign countries do not protect the proprietary rights as fully as do the laws of the United States. There can be no assurance that Summit's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

    Summit could be increasingly subject to infringement claims as the number of products and competitors in Summit's industry segments grows, the functionality of products in its industry segments overlap and an increasing number of software patents are granted by the United States Patent and Trademark Office. There can be no assurance that a third party will not claim such infringement by Summit with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product delays or require Summit to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to Summit or at all. Failure to protect its proprietary rights or claims of infringement could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. See "Summit--Summit Business--Proprietary Rights."

    POSSIBLE VOLATILITY OF STOCK PRICE. The stock markets have experienced price and volume fluctuations that have particularly affected technology companies, resulting in changes in the market prices of the stocks of many companies which may not have been directly related to the operating performance of those companies. Such broad market fluctuations may adversely affect the market price of the Common Stock. In addition, factors such as announcements of technological innovations or new products by Summit or its competitors, market conditions in the computer software or hardware industries and quarterly fluctuations in Summit's operating results may have a significant adverse effect on the market price of Summit's Common Stock. See "Comparative Market Price Data."

    YEAR 2000. Summit is currently reviewing its products, internal systems and infrastructure in order to identify and modify those products and systems that are not Year 2000 compliant. Summit expects any required modification to be made on a timely basis and does not believe that the cost of any such modification will have a material adverse affect on Summit's operating results. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, implementation of any such modifications and inability to implement such modifications could have an adverse effect on Summit's future operating results. See "Summit--Summit Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS RELATED TO ORCAD'S BUSINESS

    POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS. OrCAD's quarterly operating results have in the past varied and may in the future vary significantly depending on factors such as increased competition, timing of new product announcements, releases and pricing changes by OrCAD or its competitors, length of sales cycles, market acceptance or delays in the introduction of new or enhanced versions of OrCAD's products, timing of significant orders, seasonal factors, mix of direct and indirect sales, changes in tax rates, product mix, and economic conditions generally and in the EDA industry specifically. In particular, OrCAD's quarterly operating results have in the past fluctuated as a result of the timing of the introduction of new or enhanced products to the market, with customers waiting to place orders until new products became available. OrCAD's quarterly operating results have also fluctuated as a result of seasonality of customer buying patterns. A substantial portion of OrCAD's revenue in each quarter results from orders booked in that quarter. Revenue from quarter to quarter is difficult to forecast, as minimal order backlog exists at the end of any quarter because OrCAD's products typically are shipped and revenue recognized promptly after receipt of customers' orders. OrCAD's expense levels are based, in part, on its expectations as to future revenue. If revenue levels are below expectations, operating results are likely to be adversely affected. In particular, net income may be disproportionately affected by a reduction in revenue because only a small portion of OrCAD's expenses varies with its revenue. OrCAD has recently experienced growth and expansion. There can be no assurance that OrCAD will be able to grow in future periods, that it will be able to sustain its historical rate of revenue growth, or that its operations will remain profitable. Due to the foregoing factors, OrCAD believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "OrCAD Management's Discussion and Analysis of Financial Condition and Results of Operations."

    TECHNOLOGICAL CHANGE; DEPENDENCE UPON NEW PRODUCTS; DEPENDENCE UPON CERTAIN PRODUCTS. The EDA industry is characterized by rapid technological change, frequent new product introductions, evolving industry standards and changing customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. OrCAD's future success will depend upon its continued ability to enhance its current products and to develop or acquire new products that keep pace with technological developments, emerging industry standards and changing customer requirements. There can be no assurance that OrCAD will be successful in developing and marketing any such new products or product enhancements or that such new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. In the past, OrCAD has experienced delays in its introduction of product enhancements and new products. If OrCAD is unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, OrCAD's business, financial condition and results of operations will be materially and adversely affected. OrCAD's future operating results are substantially dependent upon OrCAD's recently introduced EXPRESS and CIS products, and PSPICE products added as a result of the January 1998 merger with MicroSim Corporation ("MicroSim"). The extent to which they may achieve broad market acceptance is uncertain. The failure to achieve such acceptance by one or more of these products could have a material adverse effect on OrCAD's business, financial condition and results of operations. There can be no assurance that OrCAD will continue to be successful in marketing these products, or any new or enhanced products which supplement or replace these products. Any factor which adversely affects sales of the products, such as price reductions or declines in demand, or the development by a competitor of similar but more effective or widely accepted products, would have a material adverse effect on OrCAD's business, financial condition and results of operations. See "OrCAD--OrCAD Business--Product Development."

    RECENT ACQUISITIONS. In April 1998, OrCAD acquired ARS Microsystems, formerly OrCAD's VAR in the United Kingdom. In connection with such acquisition, the activities and employees of ARS Microsystems must be integrated into OrCAD's operations. There can be no assurance that such integration, and change in status from that of a VAR to that of a wholly-owned foreign subsidiary will be smooth or ultimately successful. In addition, there can be no assurance that such integration or change in status can be accomplished without incurring substantial additional costs or diverting management's attention and resources. If the integration of ARS Microsystems into OrCAD's operations is unsuccessful, it could have a material adverse effect on OrCAD's business, financial condition and results of operations. Furthermore, due to the acquisition of ARS Microsystems, OrCAD may be more directly affected by fluctuations in the United Kingdom economy. There can be no assurance that such fluctuations will not have a material adverse effect on OrCAD's business, financial condition and results of operations.

    In January 1998, OrCAD acquired MicroSim, a company that develops, markets and supports Windows-based and UNIX-based EDA software products that assist electronics designers in designing ICs and PCBs, including circuits that contain both analog and digital components ("mixed-signal" circuits). While OrCAD is still in the process of integrating MicroSim into OrCAD's operations, the general and administrative and marketing and sales functions are largely integrated. OrCAD plans to release a new version of the combined technologies of OrCAD and MicroSim in the near future. There can be no assurance that this planned integrated product release can be accomplished without the incurrence of substantial additional costs, foregone revenue or the diversion of managements' attention and resources. If the integrated product release is unsuccessful, it could have a material adverse effect on OrCAD's business, financial condition and results of operations.

    COMPETITION. The EDA industry is highly competitive. A majority of OrCAD's revenue results from sales of its Windows-based products, a market segment in which OrCAD expects competition to increase as other EDA vendors introduce Windows-based products and, product enhancements. OrCAD currently competes in the desktop EDA market directly with Viewlogic Systems Inc. ("Viewlogic"), a subsidiary of Synopsys. Viewlogic offers Window-based EDA products as well as UNIX-based products. OrCAD also faces competition from other larger vendors of traditional UNIX-based EDA products, such as Cadence and Mentor Graphics. These and other UNIX-based companies have announced or released Windows-based EDA products that compete with OrCAD's products. OrCAD also competes with a variety of smaller, privately held companies. A number of OrCAD's competitors have significantly greater financial, technical and marketing resources than OrCAD and strong name recognition. There can be no assurance that these competitors will not use their superior resources and visibility, and installed customer bases to successfully develop better products and/or market their products more effectively than those of OrCAD. In particular, as a result of the wide acceptance of UNIX-based EDA tools, vendors of such tools have established long-term relationships with many of OrCAD's current and potential customers, and may have the ability to offer these customers a broad suite of Windows and UNIX-based products to satisfy the entire range of their design needs. Finally, in addition to competition from EDA software vendors, OrCAD faces competition from the internal design groups of many of its customers, who design and develop their own customized schematic capture, simulation or synthesis tools for their own particular needs and therefore may be reluctant to purchase products offered by OrCAD or other EDA vendors. There can be no assurance that OrCAD will be able to convert such internal design groups into users of OrCAD's products. More generally, there can be no assurance that OrCAD will be able to compete successfully against current and future competitors, both direct and indirect, or that competitive pressures or generally adverse economic conditions faced by OrCAD will not materially adversely affect its business, financial condition and results of operations. See "OrCAD--OrCAD Business--Competition."

    DEPENDENCE UPON INTERNATIONAL VALUE ADDED RESELLERS. OrCAD is dependent upon VARs for substantially all of its international sales outside of Japan and the United Kingdom. Accordingly, OrCAD is dependent upon the continued viability and financial stability of these VARs. Because OrCAD's products are used by highly skilled professional engineers, effective VARs must possess sufficient technical, marketing and sales resources and must devote these resources to sales efforts, customer education, training and support. Only a limited number of potential VARs possess these criteria. There can be no assurance that OrCAD will be able to attract and retain a sufficient number of qualified VARs to successfully market OrCAD's products, and the failure to do so would have a material adverse effect on OrCAD's business, financial condition and results of operations. OrCAD's relationship with its VARs is usually established through a formal reseller agreement, which generally may be terminated by either party at any time without cause. There can be no assurance that any VAR will continue to represent OrCAD's products, and the inability to retain VARs could have a material adverse effect on OrCAD's business, financial condition and results of operations. In addition, OrCAD may be dependent upon the VARs to provide local language translations of OrCAD's products and documentation. If a VAR is unable to provide such local translations in accordance with OrCAD's standards, OrCAD may lose customers in that VAR's territory and may have to incur significant additional costs to engage a new VAR for that territory. Further, OrCAD's VARs generally offer the products of several different companies, including in some cases products that are competitive with those of OrCAD. There can be no assurance that OrCAD's current VARs will be able to continue to market and sell OrCAD's products successfully, that economic conditions or industry demand will not adversely affect such VARs, or that such VARs will not devote greater resources to marketing and selling the products of other companies. The loss of, or a significant reduction in revenue from, OrCAD's VARs would have a material adverse effect on OrCAD's business, financial condition and results of operations. In addition, selling through VARs may limit OrCAD's contacts with its international customers. As a result, OrCAD's ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging international customer requirements may be hindered, and

OrCAD's international operations may thereby be adversely affected. See "OrCAD--OrCAD Business-- Marketing and Sales."

    INTERNATIONAL SALES. International sales, outside of North America, represented approximately 30%, 37%, 38%, 45% and 39% of OrCAD's total revenue for the six months ended June 30, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995, respectively, and OrCAD expects that international sales will continue to account for a significant portion of its net revenue in future periods. OrCAD intends to continue to expand its operations outside of the United States, which will require significant management attention and financial resources. International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and taxes, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, compliance with any applicable export licensing requirements and other trade barriers, and political and economic instability. Moreover, gains and losses on the conversion to U.S. dollars of receivables and payables arising from international operations may contribute to fluctuations in OrCAD's results of operations. Financial markets and economies in the Asia Pacific Region have been experiencing adverse conditions which could adversely affect demand for OrCAD's products in such region. In addition, if for any reason exchange or price controls or other restrictions on foreign currencies were imposed, OrCAD's business, financial condition and results of operations could be adversely affected. OrCAD pays the expenses of its international operations in local currencies and does not currently engage in hedging transactions with respect to such obligations. Moreover, currency exchange fluctuations in countries in which OrCAD licenses its products could have a material adverse effect on OrCAD's business, financial condition and results of operations by resulting in pricing that is not competitive with products priced in local currencies. There can be no assurance that in the future OrCAD will be able to continue to price its products internationally in U.S. dollars. In addition, the laws of certain countries do not protect OrCAD's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that any of these factors will not have a material adverse effect on OrCAD's future international sales and, consequently, on OrCAD's business, financial condition and results of operations. See "OrCAD--OrCAD Management's Discussion and Analysis of Financial Condition and Results of Operations" and "OrCAD Business--Marketing and Sales."

    DEPENDENCE ON KEY PERSONNEL; MANAGEMENT OF GROWTH. OrCAD's future success depends in significant part upon the continued service of its key technical and senior management personnel, particularly Michael F. Bosworth, OrCAD's President and Chief Executive Officer. OrCAD's future success also depends on its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that OrCAD can retain its key managerial and technical employees or that it can attract, assimilate or retain other highly qualified personnel in the future. If OrCAD is unable to hire the necessary technical personnel, the development of new products could be impaired. Failure to attract and retain key technical, professional and managerial personnel could have a material adverse effect on OrCAD's operating results. OrCAD's ability to manage growth successfully will require OrCAD to continue to improve its operational, management and financial systems and controls, and to continue to train and manage its employees. There can be no assurance that OrCAD will be able to do so successfully. Failure to do so could have a material adverse effect upon OrCAD's business, financial condition and results of operations. See "OrCAD--OrCAD Business-- Employees."

    DEPENDENCE UPON SEMICONDUCTOR, COMPUTER AND ELECTRONICS INDUSTRIES; ECONOMIC AND MARKET CONDITIONS. The industry in which OrCAD competes and the market that it serves are highly cyclical. OrCAD is dependent upon the semiconductor and, more generally, the computer and electronics industries. Each of these industries is characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and gross margin pressures. Segments of these industries, in each of the United States, Europe and Japan, have from time to time experienced significant economic downturns characterized by decreased product demand, reductions in capital expenditures, production over-capacity, price erosion, work slowdowns and layoffs. In addition, portions of these industries have experienced downturns at different times. Over the past few years, these industries, with the exception of the semiconductor industry, have experienced an extended period of significant economic growth in North America, although in Europe and Japan the growth of such industries has been slower and negative, respectively. There can be no assurance that such economic growth in North America will continue, and if it does not, any downturn could be especially severe. OrCAD's operations have in the past and may in the future reflect substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from major customers, and other factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect upon OrCAD's business, financial condition and results of operations.

    LIMITATIONS ON PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY
RIGHTS. OrCAD's success is heavily dependent upon its proprietary software technology. OrCAD currently relies on trade secret, copyright and trademark laws, and contractual provisions to protect its proprietary rights in its software products. OrCAD also ships its software with a security device to all customers outside the U.S. and Canada. OrCAD generally enters into proprietary information and confidentiality agreements with its employees and distributors, and limits access to and distribution of its software, documentation and other proprietary information. OrCAD does not license or release the source code for its proprietary software to its customers, except in connection with OEM development agreements. Despite these precautions, there can be no assurance that a third party will not copy or otherwise obtain and use OrCAD's products or technology without authorization, or develop similar or superior technology independently. In particular, OrCAD distributes its products pursuant to "shrink-wrap" licenses. There can be no assurance that such licenses are enforceable. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Although OrCAD believes that its products do not infringe on the proprietary rights of third parties, and although OrCAD has received no communications from third parties alleging the infringement of the proprietary rights of such parties, there can be no assurance that infringement claims will not be asserted against OrCAD in the future or that any such claims will not require OrCAD to enter into costly litigation. Irrespective of the validity or the successful assertion of such claims, any such litigation could result in significant diversions of effort by OrCAD's technical and management personnel, as well as OrCAD's incurring significant costs with respect to the defense thereof, and could have a material adverse effect on OrCAD's business, financial condition and results of operations. In addition, if any claims or actions are asserted against OrCAD, OrCAD may choose to or be required to obtain a license under a third party's intellectual property rights. There can be no assurance that under such circumstances a license would be available upon reasonable terms or at all. See "OrCAD--OrCAD Business--Proprietary Rights."

    RISK OF PRODUCT DEFECTS. Software products as complex as those offered by OrCAD may contain defects or failures when introduced or when new versions are released. OrCAD has in the past discovered software defects in certain of its products and may experience delays or lost revenue to correct such defects in the future. There can be no assurance that, despite testing by OrCAD, errors will not be found in new products or versions after commencement of commercial shipments, resulting in loss of market share or failure to achieve market acceptance. Any such occurrence could have a material adverse effect upon OrCAD's business, financial condition or results of operations. See "OrCAD--OrCAD Business-- Products."

    DEPENDENCE UPON BROAD ACCEPTANCE OF THE MICROSOFT WINDOWS OPERATING SYSTEMS IN DESKTOP EDA MARKET. OrCAD believes that the desktop EDA market is trending toward greater use of the Microsoft Windows operating systems, and anticipates that the use of Windows-based products in the EDA market will continue to grow and expand. Accordingly, all of the new products introduced by OrCAD, and all of the products OrCAD is currently developing, are designed for use on Microsoft's Windows NT, Windows 95 and Windows 98 operating systems. Any factor adversely affecting the demand for, or use of, the Microsoft Windows operating systems, for EDA applications or in general, could result in a material adverse effect on OrCAD's business, financial condition and results of operations. Further, any changes to the underlying components of the Microsoft Windows operating systems that would require changes to OrCAD's products would have a material adverse effect on OrCAD's business, financial condition and results of operations if OrCAD were unable successfully to develop and implement such changes in a timely fashion, or if OrCAD's products, as changed, failed to gain market acceptance. See "OrCAD-- OrCAD Business--Products."

    POSSIBILITY VOLATILITY OF STOCK PRICE. The trading price of OrCAD's Common Stock could be subject to wide fluctuations in response to quarterly variations on operating results, announcements of technological innovations, the introduction of new products or pricing changes by OrCAD or its competitors, proprietary rights or other litigation, changes in earnings estimates by analysts, and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market prices for the common stock of high technology companies, which fluctuations have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of OrCAD's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to OrCAD. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on OrCAD's business, financial condition and results of operations. Any adverse determination in such litigation would also subject OrCAD significant liabilities.

    YEAR 2000. OrCAD is currently reviewing its products, internal systems and infrastructure in order to identify and modify those products and systems that are not Year 2000 compliant. OrCAD expects any required modification to be made on a timely basis and does not believe that the cost of any such modification will have a material adverse affect on OrCAD's operating results. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, implementation of any such modifications and OrCAD's inability to implement such modifications could have an adverse effect on OrCAD's future operating results. See "OrCAD--OrCAD Management's Discussion and Analysis of Financial Condition and Results of Operations."

                           COMPARATIVE PER SHARE DATA

    The following table sets forth certain historical per share data of Summit and OrCAD and combined per share data on an unaudited pro forma basis after giving effect to the Merger on a pooling-of-interests basis of accounting, assuming that 1.05 shares of Summit Common Stock are issued in exchange for one share of OrCAD Common Stock in the Merger. This data should be read in conjunction with selected historical financial data, the unaudited pro forma combined condensed financial data, and the separate historical financial statements of Summit and OrCAD and notes thereto (which are included elsewhere in this Joint Proxy Statement/Prospectus). The pro forma combined condensed financial data are not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                                                               SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,          JUNE 30,
                                                              -------------------------------  -----------------
                                                                1997       1996       1995           1998
                                                              ---------  ---------  ---------  -----------------
HISTORICAL-SUMMIT
Earnings/(loss) per share--diluted..........................  $   (0.41) $    0.10  $   (0.33)     $    0.33
Book Value per common share(1)..............................  $    1.28  $    1.36  $    0.25      $    1.65

                                                                                               SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,          JUNE 30,
                                                              -------------------------------  -----------------
                                                                1997       1996       1995           1998
                                                              ---------  ---------  ---------  -----------------
HISTORICAL-ORCAD
Earnings/(loss) per share--diluted..........................  $    0.41  $    0.58  $    0.24      $   (0.01)
Book Value per common share(1)..............................  $    5.00  $    4.56  $    3.02      $    4.96

                                                                                               SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,          JUNE 30,
                                                              -------------------------------  -----------------
                                                                1997       1996       1995           1998
                                                              ---------  ---------  ---------  -----------------
PRO FORMA COMBINED EARNINGS (LOSS) PER
  COMMON SHARE--DILUTED
Per Summit share(2).........................................  $   (0.09) $    0.36  $   (0.13)     $    0.20
Equivalent OrCAD share(3)...................................  $   (0.09) $    0.38  $   (0.14)     $    0.21

                                                                                               SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,          JUNE 30,
                                                              -------------------------------  -----------------
                                                                1997       1996       1995           1998
                                                              ---------  ---------  ---------  -----------------
PRO FORMA COMBINED BOOK VALUE PER COMMON SHARE
Per Summit share(2).........................................  $    2.59  $    2.64  $    1.99      $    2.79
Equivalent OrCAD share(3)...................................  $    2.72  $    2.77  $    2.09      $    2.93

------------------------

(1) The historical book value per common share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period.

(2) For purposes of pro forma combined data, Summit's financial data for the fiscal years ended December 31, 1997, 1996 and 1995 and for the six month periods ended June 30, 1998 and 1997 have been combined with OrCAD's financial data for the same periods, including the effects of pro forma adjustments described elsewhere in this Joint Proxy Statement/Prospectus.

(3) The equivalent pro forma combined earnings (loss) per OrCAD common share and equivalent pro forma combined book value per OrCAD common share are calculated by multiplying the respective pro forma combined per Summit amounts by the Exchange Ratio of 1.05 shares of Summit Common Stock for each share of OrCAD Common Stock.

                         COMPARATIVE MARKET PRICE DATA

    The table below sets forth, for the calendar quarters indicated, the reported high and low closing prices of Summit Common Stock and OrCAD Common Stock as reported on the Nasdaq National Market.


                                                                            SUMMIT                 ORCAD
                                                                       COMMON STOCK(1)        COMMON STOCK(2)
                                                                     --------------------  ----------------------
                                                                       HIGH        LOW        HIGH        LOW
                                                                     ---------  ---------  ----------  ----------
1996 CALENDAR YEAR
  First Quarter....................................................  $  --      $  --      $   13.00   $   10.75
  Second Quarter...................................................     --         --          16.25       11.00
  Third Quarter....................................................     --         --          15.00        8.375
  Fourth Quarter...................................................      12.75       8.25      11.50        8.375

1997 CALENDAR YEAR
  First Quarter....................................................      11.875      7.375     11.00        6.375
  Second Quarter...................................................       9.375      5.25      11.375       6.125
  Third Quarter....................................................      18.125      7.625     14.75       10.25
  Fourth Quarter...................................................      18.75       8.75      14.875       7.125

1998 CALENDAR YEAR
  First Quarter....................................................      16.625      9.438      9.938       8.00
  Second Quarter...................................................      17.125     13.50      12.25        8.938
  Third Quarter....................................................      15.375      5.875     10.25        6.625
  Fourth Quarter (through November 9, 1998)........................       9.563      4.75       9.375       4.00


------------------------

(1) Summit Common Stock began trading on the Nasdaq National Market on October 18, 1996, the date of Summit's initial public offering.

(2) OrCAD's Common Stock began trading on the Nasdaq National Market on March 1, 1996, the date of OrCAD's initial public offering.

    On September 18, 1998, the last full trading day prior to the public announcement of the execution and delivery of the Reorganization Agreement, the closing prices on Nasdaq were $7.00 per share of Summit Common Stock and $7.50
per share of OrCAD Common Stock. On   -  , 1998, the closing prices on Nasdaq
were $  -  per share of Summit Common Stock and $  -  per share of OrCAD Common
Stock.

    Because the Exchange Ratio is fixed, changes in the market price of Summit Common Stock will affect the dollar value of the Summit Common Stock to be received by stockholders of OrCAD in the Merger. Summit stockholders and OrCAD stockholders are urged to obtain current market quotations for Summit Common Stock and OrCAD Common Stock prior to the Summit Special Meeting and OrCAD Special Meeting, respectively.

DIVIDEND POLICY

    Neither Summit nor OrCAD has paid cash dividends. The Combined Company currently intends to retain earnings for development of its business and not to distribute earnings to stockholders as dividends. The declaration and payment by the Combined Company of any future dividends and the amount thereof will depend upon the Combined Company's results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by the Combined Company's Board of Directors.

                             SUMMIT SPECIAL MEETING

DATE, TIME AND PLACE OF SUMMIT SPECIAL MEETING

    The Summit Special Meeting will be held at the Embassy Suites, 9000 S.W.
Washington Square Road, Tigard, Oregon 97223, on   -  , 1998 at   -  p.m. local
time.

PURPOSE


    The purpose of the Summit Special Meeting is to consider and vote upon proposals to approve (i) the issuance of shares of Summit Common Stock to the stockholders of OrCAD pursuant to the Reorganization Agreement ("Proposal One") and (ii) an amendment to the Certificate to increase the authorized shares of Summit Common Stock by 15 million shares to 45 million shares, contingent upon consummation of the Merger ("Proposal Two"). Approval of the increase in the number of authorized shares of Summit Common Stock is not necessary for consummation of the Merger. See "Additional Matter Being Submitted to a Vote of Only Summit Stockholders--Proposal Two--Amendment to Amended and Restated Certificate of Incorporation--Increase to Authorized Common Stock."


RECORD DATE AND OUTSTANDING SHARES

    Only Summit stockholders of record on the Summit Record Date are entitled to notice of and to vote at the Summit Special Meeting. As of the Summit Record
Date, there were approximately   -  holders of record of Summit Common Stock
holding an aggregate of approximately   -  shares of Summit Common Stock.

    On or about   -  , 1998, a notice of the Summit Special Meeting which
complied with the requirements of Delaware law was mailed to all stockholders of record as of the Summit Record Date.

VOTE REQUIRED

    Under Delaware law, the charter documents of Summit and Nasdaq rules, approval of the issuance of shares of Summit Common Stock pursuant to the Reorganization Agreement requires the affirmative vote of a majority of the total votes cast regarding such proposal and the amendment to the Certificate requires the affirmative vote of the holders of a majority of the outstanding shares of Summit Common Stock. Each stockholder of record of Summit Common Stock on the Summit Record Date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Summit at the Summit Special Meeting.

    The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Summit Common Stock entitled to vote at the Summit Special Meeting shall constitute a quorum. Broker non-votes and shares held by persons abstaining will be counted in determining whether a quorum is present at the Summit Special Meeting. For Proposal One, abstentions are counted as votes cast against the proposal whereas broker non-votes are not counted as votes cast for purposes of determining whether the proposal has been approved. For Proposal Two, the effect of an abstention or broker non-vote is the same as a vote against such proposal.

    As of the Summit Record Date, the Summit Affiliates owned approximately
  - % of the outstanding shares of Summit Common Stock issued and outstanding as of the Summit Record Date. Each of the Summit Affiliates has entered into a Voting Agreement with OrCAD obligating them, to vote their shares of Summit Common Stock in favor of the issuance of Summit Common Stock pursuant to the Reorganization Agreement. See "Terms of the Merger--Conditions to the Merger" and "--Voting Agreements."

PROXIES

    Each of the persons named in the proxy is an officer of Summit. All shares of Summit Common Stock that are entitled to vote and are represented at the Summit Special Meeting either in person or by properly executed proxies received prior to or at the Summit Special Meeting and not duly and timely revoked will be voted at the Summit Special Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted for the approval of the issuance of shares of Summit Common Stock pursuant to the Reorganization Agreement and the amendment to the Certificate.

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Summit at or before the taking of the vote at the Summit Special Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Summit before the taking of the vote at the Summit Special Meeting; or (iii) attending the Summit Special Meeting and voting in person (although attendance at the Summit Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Summit at 9305 S.W. Gemini Drive, Beaverton, Oregon 97008, Attention: Secretary, or hand delivered to the Secretary of Summit, in each case at or before the taking of the vote at the Summit Special Meeting.

SOLICITATION OF PROXIES; EXPENSES

    The cost of the solicitation of proxies from Summit stockholders will be borne by Summit. In addition, Summit may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain Summit directors, officers and regular employees personally or by telephone, telegram, letter or facsimile. Such persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. In addition, Summit has retained Skinner & Co. to assist in the solicitation of proxies from brokers, nominees, institutions and individuals at an estimated fee of $4,000 plus reimbursement of reasonable expenses. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Summit will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

RECOMMENDATIONS OF SUMMIT BOARD OF DIRECTORS

    The Summit Board has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and has determined that the Merger is in the best interests of Summit and its stockholders. After careful consideration, the Summit Board unanimously recommends a vote in favor of (i) the issuance of shares of Summit Common Stock pursuant to the Reorganization Agreement and (ii) an amendment to the Certificate to increase the number of authorized shares of Summit Common Stock by 15 million shares to 45 million shares, contingent upon consummation of the Merger.

                             ORCAD SPECIAL MEETING

DATE, TIME AND PLACE OF ORCAD SPECIAL MEETING

    The OrCAD Special Meeting will be held at The Crowne Plaza, 14811 Kruse Oaks
Blvd., Lake Oswego, Oregon 97035 on   -  , 1998 at   -  a.m. local time.

PURPOSE

    The purpose of the OrCAD Special Meeting is to consider and vote upon a proposal to approve and adopt the Reorganization Agreement and to approve the Merger.

RECORD DATE AND OUTSTANDING SHARES

    Only stockholders of record of OrCAD Common Stock on the OrCAD Record Date are entitled to notice of, and to vote at, the OrCAD Special Meeting. As of the
OrCAD Record Date, there were approximately   -  stockholders of record holding
an aggregate of approximately   -  shares of OrCAD Common Stock.

    On or about   -  , 1998, a notice of the OrCAD Special Meeting which
complied with the requirements of Delaware law was mailed to all stockholders of record as of the OrCAD Record Date.

VOTE REQUIRED

    Under Delaware law and the Restated Certificate of Incorporation of OrCAD, the affirmative vote of holders of shares representing not less than 67% of the OrCAD Common Stock outstanding as of the OrCAD Record Date is required to approve and adopt the Reorganization Agreement and to approve the Merger. Each stockholder of record of OrCAD Common Stock on the OrCAD Record Date will be entitled to cast one vote per share on each matter to be acted upon at the OrCAD Special Meeting.

    The presence, in person or by proxy, of at least a majority of the outstanding shares of OrCAD Common Stock entitled to vote at the OrCAD Special Meeting is necessary to constitute a quorum for the transaction of business at the OrCAD Special Meeting. For purposes of obtaining the required vote of 67% of the outstanding shares of OrCAD Common Stock for approval and adoption of the Reorganization Agreement and approval of the Merger, the effect of an abstention or a broker non-vote is the same as that of a vote against the proposal.

    As of the OrCAD Record Date, the OrCAD Affiliates owned approximately   -  %
of the outstanding shares of OrCAD Common Stock. Each of the OrCAD Affiliates has entered into a Voting Agreement with Summit obligating them to vote their shares of OrCAD Common Stock in favor of approving and adopting the Reorganization Agreement and of the Merger. See "Terms of the Merger--Conditions to the Merger" and "--Voting Agreements."

PROXIES

    Each of the persons named in the proxy is an officer of OrCAD. All shares of OrCAD Common Stock that are entitled to vote and are represented at the OrCAD Special Meeting either in person or by properly executed proxies received prior to or at the OrCAD Special Meeting and not duly and timely revoked will be voted at the OrCAD Special Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted to approve and adopt the Reorganization Agreement and to approve the Merger.

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of OrCAD at or before the taking of the vote at the OrCAD Special Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of

OrCAD before the taking of the vote at the OrCAD Special Meeting; or (iii) attending the OrCAD Special Meeting and voting in person (although attendance at the OrCAD Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to OrCAD at 9300 S.W. Nimbus Avenue, Beaverton, Oregon 97008,
Attention: Secretary, or hand-delivered to the Secretary of OrCAD, in each case at or before the taking of the vote at the OrCAD Special Meeting.

SOLICITATION OF PROXIES; EXPENSES

    All costs of solicitation of proxies will be borne by OrCAD. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and OrCAD will reimburse them for their reasonable out-of-pocket costs. In addition, proxies may also be solicited by certain directors, officers and employees of OrCAD personally or by mail, telephone or telegraph following the original solicitation. Such persons will not receive additional compensation for such solicitation. OrCAD has retained Allen Nelson & Co., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $7,000 plus reimbursement of reasonable expenses.

NO APPRAISAL RIGHTS

    In connection with the Merger, OrCAD stockholders are not entitled to appraisal rights under the DGCL. See "Approval of the Merger and Related Transactions--No Appraisal Rights." Accordingly, stockholders who do not wish to receive shares of Summit Common Stock in exchange for their shares of OrCAD Common Stock must liquidate their investment by selling their OrCAD Common Stock prior to the consummation of the Merger.

RECOMMENDATIONS OF ORCAD BOARD OF DIRECTORS

    The OrCAD Board has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and has determined that the Merger is in the best interests of OrCAD and its stockholders. After careful consideration, the OrCAD Board unanimously recommends a vote in favor of approval and adoption of the Reorganization Agreement and in favor of the approval of the Merger.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

    THE FOLLOWING DISCUSSION SUMMARIZES THE PROPOSED MERGER AND RELATED TRANSACTIONS. THE FOLLOWING IS NOT, HOWEVER, A COMPLETE STATEMENT OF ALL PROVISIONS OF THE REORGANIZATION AGREEMENT AND RELATED AGREEMENTS. DETAILED TERMS OF AND CONDITIONS TO THE MERGER AND CERTAIN RELATED TRANSACTIONS ARE CONTAINED IN THE REORGANIZATION AGREEMENT, A CONFORMED COPY OF WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX A. REFERENCE IS ALSO MADE TO THE OTHER ANNEXES HERETO. STATEMENTS MADE IN THIS JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO THE TERMS OF THE MERGER AND SUCH RELATED TRANSACTIONS ARE QUALIFIED IN THEIR RESPECTIVE ENTIRETIES BY REFERENCE TO THE MORE DETAILED INFORMATION SET FORTH IN THE REORGANIZATION AGREEMENT AND THE OTHER ANNEXES HERETO. OTHER THAN STATEMENTS OF HISTORICAL FACTS, STATEMENTS MADE IN THIS SECTION INCLUDING STATEMENTS AS TO THE BENEFITS EXPECTED TO RESULT FROM THE MERGER AND AS TO THE FUTURE FINANCIAL PERFORMANCE AND THE ANALYSES PERFORMED BY THE FINANCIAL ADVISORS OF SUMMIT AND ORCAD ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN RISK FACTORS AND ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

JOINT REASONS FOR THE MERGER

    The Boards of Directors of Summit and OrCAD believe that by combining the highly complementary product offerings of the two companies, the Combined Company would have the potential to realize long-term improved operating and financial results and a stronger position in the industry. By offering customers a full range of Windows and Windows NT (collectively, "Windows") -based EDA products for comprehensive, cost effective development solutions, the Combined Company may better serve customer requirements. Additionally, Summit and OrCAD believe that the Merger will enhance the ability of the Combined Company to compete effectively against their competitors. By creating efficiencies that increase technological development, Summit and OrCAD believe that the Merger will greatly enhance the ability of the Combined Company to be a financially viable competitor in the highly dynamic market for EDA products.


    Both companies considered strategic alternatives to the Merger. Summit considered building an inside sales channel to complement its field sales channel in order to take its technology to new markets. OrCAD considered developing a more extensive field sales organization to address the enterprise EDA market. Due to the length of time and the cost required to accomplish these strategies, Summit and OrCAD each decided that the Merger offered a better alternative to achieve its strategic goals. In addition, both companies had been considering merger and acquisition opportunities with smaller companies to acquire incremental technologies. Summit and OrCAD determined that the Merger could give each company quicker access to desired technology.


    Each of the Board of Directors of Summit and OrCAD has identified additional potential mutual benefits of the Merger that they believe will contribute to the success of the Combined Company. These potential benefits include principally the following:

    - Increased penetration of the served markets with a broader range of solutions and more cost-effective distribution;

    - Greater customer satisfaction as a result of offering a broader range of solutions with a single source of support and maintenance;

    - Greater ability to compete with the major EDA players whose development and acquisition strategies are moving them from point tool suppliers to complete solutions providers for the EDA markets; and

    - Greater investor satisfaction with an equity investment that provides for greater liquidity.

    Summit and OrCAD have each identified reasons for the Merger, which are discussed below. Each Board of Directors has also recognized, however, that the potential benefits of the Merger may not be realized. See "Risk Factors."

SUMMIT'S REASONS FOR THE MERGER

    At its September 19, 1998 meeting, the Summit Board unanimously approved the Reorganization Agreement and the transactions contemplated thereby. Summit's Board unanimously recommends that the Summit stockholders vote for the issuance of shares of Summit Common Stock pursuant to the Reorganization Agreement and the amendment to the Certificate. In addition to the anticipated joint benefits described above, the Summit Board believes that the following are additional reasons the Merger will be beneficial to Summit:

    - Increased Windows-based EDA product offerings to satisfy a broader range of developmental needs for electronic designers;

    - Increased sales efficiency for maximum penetration of the focused markets and increased customer satisfaction from greater accessibility to sales personnel;

    - Increased company visibility; and

    - The opportunity for Summit stockholders to participate in the potential for growth of the Combined Company after the Merger.


    The Summit Board considered a number of factors relating to the Merger, including, but not limited to the following: (i) the strategic benefits of the Merger; (ii) historical information concerning Summit's and OrCAD's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the SEC; (iii) Summit management's view of the financial condition, results of operations and businesses of Summit and OrCAD before and after giving effect to the Merger, including a forecast of the Combined Company's Income Statement for 1999; (iv) current financial market conditions and historical market prices, volatility and trading information with respect to Summit Common Stock and OrCAD Common Stock; (v) the consideration to be received by OrCAD stockholders in the Merger and the relationship between the market value of the Summit Common Stock to be issued in exchange for each share of OrCAD Common Stock and a comparison of comparable merger transactions; (vi) the belief that the terms of the Reorganization Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable; (vii) Summit management's view of Summit's prospects as an independent company; (viii) the potential for other third parties to enter into strategic relationships with or to acquire Summit or OrCAD; (ix) the financial analysis and pro forma and other information with respect to the Merger presented by Black & Company to the Summit Board and Black & Company's opinion dated September 19, 1998, that, as of such date, the equity consideration to be paid by Summit pursuant to the Reorganization Agreement was fair to the holders of Summit Common Stock from a financial point of view; (x) the expected impact of the Merger on Summit's customers and employees; (xi) reports from Summit management, legal and financial advisors as to the results of the due diligence investigation of OrCAD; and (xii) the expectation that the Merger will be accounted for as a pooling-of-interests. The Summit Board also considered the terms of the Reorganization Agreement regarding Summit's and OrCAD's respective rights to consider and negotiate other acquisition proposals in certain circumstances, the possible effects of the provisions regarding termination fees, voting agreements and Summit's and OrCAD's representation on the Combined Company's Board of Directors.



    The Summit Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the potential benefits sought in the Merger might not be fully realized, for example, the rate at which Summit technology could be sold through OrCAD distribution channels; (ii) the possibility that the Merger might not be consummated and the effect of public announcement of the Merger on (a) Summit's sales and operating results, (b) Summit's and the Combined Company's ability to attract and retain key management, marketing and technical personnel and (c) progress of certain development projects; (iii) the potential dilutive effect of the issuance of Summit Common Stock in the Merger; and (iv) the substantial charges to be incurred, primarily in the quarter ending December 31, 1998, in connection with the Merger, including costs of integrating businesses and transaction expenses arising from the Merger. The Summit Board believed that these risks were outweighed by the potential benefits of the Merger. The Summit Board also discussed OrCAD's employment agreements with its executive officers which provide for change of control payments in the event that such executive officers' employment is terminated in connection with the Merger. Summit management advised the Summit Board that it planned to retain the OrCAD executives.


ORCAD'S REASONS FOR THE MERGER

    At its September 20, 1998 meeting, the OrCAD Board unanimously approved the Reorganization Agreement and the transactions contemplated thereby. The OrCAD Board unanimously recommends that the OrCAD stockholders vote to approve and adopt the Reorganization Agreement and the Merger.

    In addition to the joint benefits described above, the OrCAD Board believes that the following are additional reasons the Merger will be beneficial to
OrCAD:

    - The Merger will enable OrCAD to offer its customers a broader range of solutions;

    - The Merger will enable OrCAD to use Summit's existing field sales force to achieve greater and more effective penetration of the Windows-based EDA market at the enterprise level, thereby accelerating OrCAD's ability to reach major accounts with its products, such as its Component Information Systems ("CIS") products, that bring enterprise-level value; and

    - The Merger will create a larger company, with greater financial resources and the opportunity to create stronger brand recognition.


    The OrCAD Board considered a number of factors relating to the Merger, including, but not limited to the following: (i) the strategic benefits of the Merger; (ii) historical information concerning Summit's and OrCAD's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the SEC; (iii) OrCAD management's view of the financial condition, results of operations and businesses of Summit and OrCAD before and after giving effect to the Merger; (iv) current financial market conditions and historical market prices, volatility and trading information with respect to Summit Common Stock and OrCAD Common Stock; (v) the consideration to be received by OrCAD stockholders in the Merger and the relationship between the market value of the Summit Common Stock to be issued in exchange for each share of OrCAD Common Stock and a comparison of comparable merger transactions; (vi) the belief that the terms of the Reorganization Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable; (vii) OrCAD management's view of OrCAD's prospects as an independent company; (viii) the potential for other third parties to enter into strategic relationships with or to acquire Summit or OrCAD; (ix) the financial analysis and performance and other information with respect to the Merger presented by Alliant to the OrCAD Board and the Alliant opinion dated September 18, 1998, that, as of such date, the Exchange Ratio was fair from a financial point of view to OrCAD's stockholders; (x) the expected impact of the Merger on OrCAD's customers and employees; (xi) reports from OrCAD management, legal and financial advisors as to the results of the due diligence investigation of Summit; and (xii) the expectation that the Merger will be accounted for as a pooling-of-interests. The OrCAD Board also considered the terms of the Reorganization Agreement regarding Summit's and OrCAD's respective rights to consider and negotiate other acquisition proposals in certain circumstances, the possible effects of the provisions regarding termination fees, voting agreements and Summit's and OrCAD's representation on the Combined Company's Board of Directors.


    The OrCAD Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the potential benefits sought in the Merger might not be fully realized; (ii) the possibility that the Merger might not be consummated and the effect of public announcement of the Merger on (a) OrCAD's sales and operating results, (b) OrCAD's and the Combined Company's ability to attract and retain key management, marketing and technical personnel and (c) progress of certain development projects and the substantial charges to be incurred, primarily in the quarter ending December 31, 1998, in connection with the Merger, including costs of integrating businesses and transaction expenses arising from the Merger. The OrCAD Board believed that these risks were outweighed by the potential benefits of the Merger.

MATERIAL CONTACTS AND BOARD DELIBERATIONS

    On February 4, 1998, Larry J. Gerhard, Summit's Chairman of the Board, President and Chief Exeuctive Officer, and C. Albert Koob, Summit's Vice President of Finance and Chief Financial Officer, met with Black & Company to discuss potential acquisition candidates.

    On February 17, 1998, Mr. Gerhard presented to the Summit Board at a regularly scheduled meeting a list of several acquisition candidates, including OrCAD.

    On June 1, 1998, Summit engaged Black & Company to provide financial advisory services in connection with potential mergers and acquisitions.

    On June 15, 1998, Mr. Gerhard and Michael F. Bosworth, Chairman of the Board, President and Chief Executive Officer of OrCAD, were introduced at the Design Automation Conference and briefly discussed the strategic direction of their companies and the possibility of future joint marketing efforts or other joint business strategies.

    On July 17, 1998, Mr. Koob and Mr. Gerhard further discussed potential merger candidates with Black & Company and requested that Black & Company arrange a meeting between Summit and OrCAD.

    On July 25, 1998, Black & Company met with Mr. Bosworth, to discuss the possibility of a merger between OrCAD and Summit and scheduled a meeting between the officers of Summit and OrCAD on August 10, 1998.

    On August 10, 1998, Mr. Gerhard, Mr. Koob, Mr. Bosworth and Black & Company met to discuss the possibility of a merger between the two companies. At the conclusion of the meeting, the parties agreed to pursue further discussions.

    On August 13, 1998, OrCAD engaged Alliant to provide financial advisory and investment banking services in connection with a possible strategic transaction.

    On August 14, 1998, the Summit Board held a special telephonic meeting during which Mr. Gerhard advised the board regarding the status of the discussions with OrCAD and a proposed meeting with OrCAD on August 15, 1998.

    On August 15, 1998, Mr. Gerhard, Mr. Koob, Mr. Bosworth, John Savage, a director of OrCAD and Managing Director of Alliant, OrCAD's financial advisor, and Black & Company met and discussed the possibility of a merger and agreed to proceed with discussions and conduct valuations.

    On August 18, 1998, during the regularly scheduled OrCAD Board meeting, the board discussed the possibility of a merger with Summit and considered the strategic advantages of and the necessary due diligence preceding such a merger.

    On August 22, 1998, Mr. Gerhard, Mr. Bosworth, Mr. Savage and Black & Company met and discussed valuation and agreed to pursue further discussions and to begin drafting a definitive agreement.

    On August 28, 1998, Summit and OrCAD entered into a non-disclosure agreement.

    On August 31, 1998 and September 1, 1998, the officers of Summit, the officers of OrCAD and the two companies' respective legal counsels, Wilson Sonsini Goodrich & Rosati, P.C. and Ater Wynne LLP, met to review and negotiate the Reorganization Agreement. The two companies also exchanged due diligence materials.

    On September 2, 1998, PricewaterhouseCoopers LLP, independent accountants of Summit, and KPMG Peat Marwick LLP, independent public accountants of OrCAD, commenced a review of audit workpapers and tax returns.

    On September 3, 1998, the OrCAD Board held a special meeting during which the OrCAD Board discussed the potential terms and possible valuation of a merger with Summit. In addition, the OrCAD Board reviewed the due diligence conducted to date.

    On September 5, 1998, the Summit Board held a special telephonic meeting to discuss the Merger and agreed to meet on September 8, 1998 and September 9, 1998 to review the proposed business combination in detail.

    On September 8, 1998 and September 9, 1998, the Summit Board held a special meeting to discuss the proposed business combination, review the Reorganization Agreement and review a draft of Black & Company's fairness opinion. The Summit Board instructed the officers of Summit to proceed with finalizing the Reorganization Agreement and valuation of OrCAD and the Combined Company.

    On September 18, 1998, the OrCAD Board held a special meeting to review the results of legal and financial due diligence and to discuss the financial terms of the merger with Summit.

    On September 19, 1998, the Summit Board held a special meeting. Black & Company reviewed in detail its financial analysis of the proposed Merger and the Summit Board received a written opinion from Black & Company that the equity consideration to be paid by Summit pursuant to the Reorganization Agreement was fair to the holders of Summit Common Stock from a financial point of view. Management reported on the terms of the proposed Merger and Summit's legal advisors reviewed terms of the Reorganization Agreement. The Board fully discussed the terms of the Reorganization Agreement and then unanimously approved the Reorganization Agreement and the Merger.

    On September 20, 1998, the OrCAD Board held a special meeting during which Alliant reviewed in detail its financial analysis of the proposed Merger and the OrCAD Board received a written opinion from Alliant that the Exchange Ratio was fair from a financial point of view to the holders of OrCAD Common Stock. The OrCAD Board confirmed satisfactory completion of due diligence and approved the Reorganization Agreement and the Merger.

    On September 20, 1998, Summit and OrCAD executed the Reorganization Agreement and issued a joint press release announcing the proposed Merger.


    The valuation of OrCAD was discussed at several meetings attended by Messrs. Gerhard, Bosworth, and Savage and Black & Company. At each meeting the parties discussed the relative market values of the companies and how each entity would contribute to the merged entity. Such negotiations were based on information from published analyst models and the then current stock prices of Summit and OrCAD.


OPINION OF SUMMIT'S FINANCIAL ADVISOR

    Summit retained Black & Company to act as financial advisor to Summit in connection with the evaluation of certain elements of Summit's acquisition strategy. Pursuant to this engagement, Black & Company was asked to render an opinion to the Summit Board as to whether the equity consideration to be paid for OrCAD pursuant to the Reorganization Agreement was fair to the stockholders of Summit from a financial point of view. Black & Company was not requested to, and did not, make any recommendation to the Summit Board as to the number of shares of Summit to be issued to and received by OrCAD stockholders pursuant to the Reorganization Agreement, which number was determined through arm's-length negotiations between Summit and OrCAD.

    As of September 19, 1998, Black & Company delivered its written opinion to the Summit Board that, as of such date and based upon and subject to certain assumptions and other matters described in its written opinion, the equity consideration to be paid by Summit pursuant to the Reorganization Agreement is fair to the stockholders of Summit from a financial point of view. Black & Company's opinion is addressed to the Board of Directors of Summit, is directed only to the financial terms of the Reorganization Agreement and does not address the underlying business decision of Summit and OrCAD to engage in the Merger and does not constitute a recommendation to any stockholder of Summit as to how such stockholder should vote at the Summit Special Meeting.

    The complete text of the September 19, 1998 opinion (the "Black & Company Opinion"), which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken by Black & Company, is attached to this Joint Proxy Statement/Prospectus as Annex B, and the summary of the Black & Company Opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the Black & Company Opinion. Summit stockholders are urged to read the Black & Company Opinion carefully and in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Black & Company


    In arriving at its opinion, Black & Company, among other things, (i) reviewed the Reorganization Agreement in the form of the draft dated September 18, 1998, which contained no material differences from the Reorganization Agreement; (ii) reviewed the draft exhibits and schedules attached to the Reorganization Agreement; (iii) reviewed certain publicly available information concerning Summit and OrCAD, including Summit's Reports on Form 10-K for the years ended December 31, 1997 and December 31, 1996 and its Reports on Form 10-Q for the periods ended March 31, 1998 and June 30, 1998, and OrCAD's Reports on Form 10-KSB for the years ended December 31, 1997 and December 31, 1996 and its Reports on Form 10-Q for the periods ended March 31, 1998 and June 30, 1998;
(iv) held discussions with members of senior management of Summit and OrCAD, specifically the Chief Executive Officer and Chief Financial Officer of each company, concerning the business prospects of Summit, including such managements' views as to the organization of and strategies with respect to the Merger; (v) reviewed certain operating and financial information prepared by the managements of Summit and OrCAD, including sales plans for product lines of both Summit and OrCAD; (vi) reviewed the recent reported prices and trading activity for the common stock of certain other companies engaged in businesses Black & Company considered comparable to those of Summit and compared certain publicly available financial data for those comparable companies to similar data for Summit; (vii) reviewed the financial terms of certain other merger and acquisition transactions that Black & Company deemed generally relevant; and
(viii) performed and considered such other studies, analyses, inquiries and investigations as Black & Company deemed appropriate, including published analyst reports on EDA companies and the industry in general, and independent verification of OrCAD products and markets. Black & Company was not, to the best of its knowledge, denied access by Summit or OrCAD to any requested information and no restrictions were placed on Black & Company with respect to the procedures followed by Black & Company in rendering its opinion.


    Black & Company assumed and relied upon, without independent verification, the accuracy and completeness of the information it reviewed for the purposes of its opinion. With respect to the financial information of Summit and OrCAD, Black & Company assumed that such information was complete and accurate in all material respects and had been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of such companies, at the time of preparation, of the operating and financial performance of Summit and OrCAD. Black & Company also assumed that there were no material changes in Summit's or OrCAD's assets, financial condition, results of operations, business or prospects since the date of their last financial statements made available to Black & Company and that all material liabilities (contingent or other, known or unknown) of Summit and OrCAD are as set forth in the financial statements. Black & Company did not prepare or obtain any independent evaluation or appraisal of the assets or liabilities of Summit or OrCAD, nor did Black & Company conduct a physical inspection of the properties and facilities of Summit or OrCAD in connection with its opinion. The Black & Company Opinion states that it was based on economic, financial and other conditions existing as of the date of such opinion. These include, among other things, the projected performance of Summit and OrCAD, the projected performance of the Summit Common Stock and OrCAD Common Stock, prevailing market conditions and interest rates, and the absence of any material change in the competitive environment in the EDA industry as of the date of the Black & Company Opinion. Black & Company does not have any obligation to update, revise or reaffirm its opinion. Furthermore, Black & Company expressed no opinion as to what the value of Summit Common Stock will be when issued pursuant to the Reorganization Agreement or the prices at which Summit Common Stock will trade at any time.


    Based upon this information, Black & Company performed a variety of financial analyses of the Merger. The following paragraphs briefly summarize the principal financial analyses performed by Black & Company in arriving at its opinion delivered to the Summit Board. Such analyses are based on a number of assumptions, including among other things, the projected performance of Summit and OrCAD and the comparable public companies.


    CONTRIBUTION ANALYSIS. Black & Company reviewed the pro forma contribution of Summit and OrCAD to estimated combined financial results for the twelve (12) months ending December 31, 1998 and December 31, 1999. Black & Company reviewed, among other things, pro forma contributions to total revenues, gross profit, earnings before interest expense and taxes ("EBIT") and net income. Based on this analysis, for the twelve (12) months ending December 31, 1998, Summit will contribute 47.3% of pro forma combined total revenues, 49.2% of pro forma combined gross profit, 63.6% of pro forma combined EBIT, and 63.1% of pro forma combined net income. For the twelve (12) months ended December 31, 1999, Summit will contribute 49.2% of pro forma combined total revenues, 51.4% of pro forma combined gross profit, 61.2% of combined EBIT and 60.9% of pro forma combined net income. Following the issuance of Summit Common Stock to the OrCAD shareholders in the Merger, the current shareholders of Summit will own approximately 62% of the outstanding Summit Common Stock, based on the number of shares of common stock and options of Summit and OrCAD outstanding on September 19, 1998.



    COMPARABLE COMPANY ANALYSIS. To provide contextual data and comparative market information, Black & Company compared selected historical and projected operating and stock market data and operating and financial ratios for Summit to the corresponding data and ratios of certain publicly traded EDA companies which it deemed generally comparable to Summit. Such data and ratios included market value to historical and projected revenue, market value to historical and projected EBIT, market value to historical and projected net income and market value to historical book value. Companies deemed to be generally comparable to Summit included Analogy, Inc.; Avant! Corporation; Cadence Design Systems, Inc.; IKOS Systems, Inc.; OrCAD, Inc.; and Synopsys, Inc.



    For the comparable companies, the multiples of market value to last twelve months ("LTM") sales ranged from 0.27 to 5.15 with a mean of 3.21; market value to last fiscal year ("LFY") sales ranged from 0.24 to 6.08 with a mean of 4.01; market value to LFY EBIT ranged from 1.17 to 24.06 with a mean of 17.52; market value to LFY net income ranged from 1.89 to 27.24 with a mean of 21.28; and market value to book value ranged from 0.33 to 7.05 with a mean of 3.83. These ratios compared with the following ratios for Summit, calculated on the $7.25 per share closing price of Summit Common Stock on September 17, 1998: market value to LTM sales of 3.04, market value to LFY sales of 3.78, market value to LFY EBIT of 14.53, market value to LFY net income of 18.08, and market value to book value of 4.70. The mean ratios compared with the following ratios for OrCAD calculated on the $7.50 per share closing price of OrCAD Common Stock on September 17, 1998: market value to LTM sales of 1.97, market value to LFY EBIT of 24.06, market value to LFY net income of 22.92, and market value to book value of 1.55. For the comparable companies, the multiples for market value to 1998 sales ranged from 0.26 to 4.56 with a mean of 2.77; market value to 1998 EBIT ranged from 3.90 to 14.66 with a mean of 10.38; and market value to 1998 net income ranged from 8.09 to 19.76 with a mean of 13.77. These ratios compared with the following ratios for Summit: market value to 1998 sales of 2.62, market value to 1998 EBIT of 8.32, and market value to 1998 net income of 10.85, and the following ratios for OrCAD: market value to 1998 sales of 1.43, market value to 1998 EBIT of 8.84, and market value to 1998 net income of 11.32. For the comparable companies, the multiples for market value to 1999 sales ranged from 0.21 to 3.69 with a mean of 2.26; market value to 1999 EBIT ranged from 1.50 to 11.83 with a mean of 7.89; and market value to 1999 net income ranged from 2.74 to 15.72 with a mean of 10.52. These ratios compared with the following ratios for Summit: market value to 1999 sales of 2.04, market value to 1999 EBIT of 6.47, and market value to 1999 net income of 8.45, and the following ratios for OrCAD: market value to 1999 sales of 1.20, market value to 1999 EBIT of 6.22, and market value to 1999 net income of 8.03.



    COMPARABLE TRANSACTION ANALYSIS. Black & Company also analyzed publicly available financial information for twenty-nine (29) selected mergers and acquisitions with aggregate transaction values up to $587 million (the "Comparable Size Transactions") of companies in the technical software and EDA industries from January 1995 through August 1998. For transactions in the technical software industry, the mean values of market capitalization to sales and earnings were 3.77 and 60.0, respectively. For the five transactions evaluated in the EDA industry, mean values of market capitalization to LFY sales, LFY earnings and book value were 6.1, 51.6 and 6.3, respectively. For the proposed merger between Summit and OrCAD, the mean value of market capitalization to LFY sales, LFY earnings and book value were 2.8, 46 and 1.74, respectively.



    No company or transaction used in any comparable analysis as a comparison is identical to Summit or OrCAD. Accordingly, these analyses are not simply mathematical; rather, they involve complex considerations and judgments concerning differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies and the transactions to which they are being compared.



    The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the application of those methods to the particular circumstances. Accordingly, Black & Company believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. In performing its analyses, Black & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Summit or OrCAD. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Additionally analyses relating to the values of business or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold.


    Black & Company is a regional investment banking firm based in Portland, Oregon. As part of its investment banking services, Black & Company is regularly engaged in the business of advising the management and boards of directors of corporations regarding the issuance of securities, providing advisory services for mergers and acquisitions, issuing fairness opinions and providing market valuations. In addition, as part of its securities business, Black & Company makes a market in the common stock of both Summit and OrCAD. Summit has agreed to pay Black & Company for its services in connection with the transaction, including the delivery of its fairness opinion, a fee of $600,000, contingent upon closing of the transaction. Summit has also agreed to reimburse Black & Company for reasonable out-of-pocket expenses and to indemnify Black & Company against certain liabilities relating to or arising out of services performed by Black & Company as financial advisor to Summit.

OPINION OF ORCAD'S FINANCIAL ADVISOR

    On August 13, 1998, OrCAD retained Alliant to provide financial advisory and investment banking services in connection with a possible strategic transaction, and to render an opinion as to the fairness of any such transaction, from a financial point of view, to the holders of OrCAD Common Stock.


    On September 20, 1998, the OrCAD Board met and approved the Merger. At this meeting, Alliant delivered to the OrCAD Board its opinion by teleconference (the "Alliant Opinion"), that as of September 18, 1998 and based on the matters described therein, the consideration to be paid to the holders of shares of OrCAD Common Stock was fair, from a financial point of view, to OrCAD and the holders of shares of OrCAD Common Stock. Alliant noted that its presentation on the financial terms of the Merger was based on the closing stock price of Summit Common Stock on September 18, 1998. No limitations were imposed by OrCAD on the scope of Alliant's investigations or the procedures to be followed by Alliant in rendering the Alliant Opinion. The Exchange Ratio was determined through negotiations between the management of OrCAD and Summit. In furnishing the Alliant Opinion, Alliant was not engaged as an agent or fiduciary of OrCAD'S stockholders or any other third party.


    The full text of the Alliant Opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C and is incorporated herein by reference. Stockholders of OrCAD are urged to read the Alliant Opinion in its entirety. The Alliant Opinion was prepared for the benefit and use of the OrCAD Board in its consideration of the Merger and does not constitute a recommendation to stockholders of OrCAD as to how they should vote at the OrCAD Special Meeting in connection with the Merger. The Alliant Opinion does not address the relative merits of the Merger and any other transactions or business strategies discussed by the OrCAD Board as alternatives to the Merger or, except with respect to the fairness of the consideration to be paid to the holders of OrCAD Common Stock, from a financial point of view, to OrCAD and the holders of OrCAD Common Stock, the underlying business decision of the OrCAD Board to proceed with or effect the Merger. The summary of the Alliant Opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the Alliant Opinion.

    In connection with the preparation of the Alliant Opinion, Alliant, among other things: reviewed the terms of the Reorganization Agreement and the associated exhibits thereto in the form of the draft dated September 18, 1998, which contained no material differences from the Reorganization Agreement; reviewed the Report on Form 10-KSB for OrCAD for the years ended December 31, 1997, and December 31, 1996; reviewed the Report on Form 10-Q for OrCAD for the periods ended March 31, 1998, and June 30, 1998; reviewed the earnings release issued by OrCAD for the year ended December 31, 1997; reviewed the historical prices and trading activity for OrCAD Common Stock; reviewed recent analysts earnings estimates for OrCAD; visited the headquarters of OrCAD and conducted discussions with members of senior management of OrCAD, including the Chief Executive Officer and Chief Financial Officer; reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions which Alliant deemed relevant; compared certain financial data of OrCAD with certain financial and securities data of companies deemed similar to OrCAD or representative of the business sector in which it operates; reviewed the Reports on Form 10-K for Summit for the years ended December 31, 1996 and December 31, 1997; reviewed the Reports on Form 10-Q for Summit for the periods ended June 30, 1998, and March 31, 1998; reviewed the earnings release issued by Summit for the year ended December 31, 1997; reviewed the historical prices and trading activity for Summit Common Stock; reviewed recent equity analysts' reports covering Summit; conducted discussions with members of senior management of Summit, including the Chief Executive Officer and Chief Financial Officer; analyzed the anticipated effect of the Merger on the future financial performance of the consolidated entity; conducted other financial studies, analyses and investigation as Alliant deemed appropriate for purposes of its opinion.

    In conducting its review and arriving at the Alliant Opinion, Alliant relied upon and assumed the accuracy and completeness of the financial statements and other information provided by OrCAD and Summit or otherwise made available to Alliant and did not assume responsibility independently to verify such information. Alliant further relied upon the assurances of OrCAD's and Summit's management that the information provided was prepared on a reasonable basis in accordance with industry practice and with respect to financial planning data, reflected the best currently available estimates and good faith judgments of OrCAD's and Summit's management as to the expected future financial performance of OrCAD and Summit and that such parties were not aware of any information or facts that would make the information provided to Alliant incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of the Alliant Opinion, Alliant assumed that neither OrCAD nor Summit was a party to any pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Merger or in the ordinary course of business. Alliant also assumed that the Merger would be free of Federal tax to OrCAD, Summit, and the holders of OrCAD Common Stock and that the Merger would be accounted for as a pooling of interests under generally accepted accounting principles.

    In arriving at the Alliant Opinion, Alliant did not perform any appraisals or valuations of specific assets or liabilities of OrCAD or Summit and was not furnished with any such appraisals or valuations.

    Without limiting the generality of the foregoing, Alliant did not undertake any independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which OrCAD, Summit or any of their respective affiliates was a party or may be subject and, at OrCAD'S direction and with its consent, the Alliant Opinion made no assumption concerning and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Although developments following the date of the Alliant Opinion may affect the Alliant Opinion, Alliant assumed no obligation to update, revise or reaffirm the Alliant Opinion.

    The following is a summary explanation of the various sources of information and valuation methodologies employed by Alliant in conjunction with rendering its opinion to the OrCAD Board:

    COMPARABLE COMPANY ANALYSIS. Alliant compared certain financial information and valuation ratios relating to OrCAD to corresponding publicly-available data and ratios from a group of selected publicly traded companies including each company's: Market Capitalization adjusted for certain balance sheet items (Adjusted Market Capitalization); Trailing Twelve Month (TTM) Revenue; TTM Revenue Growth; TTM Operating Margin; TTM Net Margin; TTM Return on Assets; TTM Return on Equity; Fiscal Year 1998 EPS Growth Rate, and the Projected 1999 EPS Growth Rate. The comparable companies selected included thirteen publicly traded companies in the business of electronic design automation or computer aided design including: Avant! Corporation; Cadence Design Systems; IKOS Systems, Inc.; Mentor Graphics; OrCAD; Summit; Synopsys; Ansys Incorporated; Autodesk Inc.; Integraph Corporation; MacNeal-Schwendler Corp.; Mechanical Dynamics, Inc.; and Structural Dynamics Research Corp.

    The comparable companies have an Adjusted Market Capitalization/TTM Revenue ratio range of .50x to 4.42x with a narrow average (narrow average excludes the highest and lowest estimates) of 1.32x; Adjusted Market Capitalization/TTM Earnings ratio range of 6.31x to 27.54x with a narrow average of 10.36x. After making certain adjustments for differences in performance and size, this analysis yielded an implied OrCAD equity value of $75.28 million.

    Except for OrCAD and Summit, no company utilized as a comparison in the Comparable Company Analysis is identical to OrCAD or Summit. In evaluating the comparable companies, Alliant made judgements and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of OrCAD or Summit.

    COMPARABLE TRANSACTION ANALYSIS. Valuation statistics from comparable transactions indicate the Price/Revenue multiples and equity Price/Earnings multiples acquirors have paid for comparable companies in a particular market segment. Alliant reviewed eight comparable merger and acquisition transactions from May 1997 through the present, which involve sellers sharing many characteristics with OrCAD, including revenue size, products offered and business model. The comparable transactions used were the acquisition of:
Lightspeed by IKOS Systems, Eagle Design Automation by Viewlogic, Adra Systems by SofTech, MicroSim by OrCAD, SimTech by Summit, Compass Design Automation by Avant!, Symbionics by Cadence, and Deneb by Dassault Systemes. The Price/Revenue multiples of the eight transactions range from .69x to 4.52x with a narrow average of 2.26x. The Price/Earnings multiples range from 6.55x to 40.33x, with a narrow average of 8.6x. After making certain adjustments for the recent market decline, this analysis yielded an implied OrCAD equity value of $54.05 million.

    Estimated multiples paid in the comparable transactions were based on information obtained from public filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Except for OrCAD, no company, transaction or business used in the Comparable Company Analysis or Comparable Transaction Analysis as a comparison is identical to OrCAD or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, comparable transactions or the business segment, company or transactions to which they are being compared.

    DISCOUNTED CASH FLOW ANALYSIS. Alliant estimated the present value of the projected future cash flows of OrCAD on a stand-alone basis using analyst estimates and certain assumptions made by Alliant for the years ending December 31, 1998, 1999 and 2000. Alliant applied terminals value multiples of forecasted 2000 revenue and earnings of 1.32x and 10.36x respectively. In all cases, Alliant used a discount rate of 25%. This analysis yielded an estimated present value of OrCAD's equity value of $68.97 million.

    STOCK PERFORMANCE ANALYSIS. For comparative purposes, Alliant examined the weekly historical volume and trading prices for both OrCAD and Summit from September 18, 1996 to September 17, 1998.

    PRO FORMA POOLING MODEL ANALYSIS. A pro forma merger analysis calculates the EPS accretion/ (dilution) of the pro forma combined entity taking into consideration various financial effects which will result from consummation of the Merger. This analysis relies upon certain financial and operating assumptions provided by equity research analysis and publicly available data about OrCAD and Summit. Based on analyst's forecasts for OrCAD and Summit, the pro forma pooling analysis indicates EPS accretion for the combined company.


    While the foregoing summary describes certain analyses and factors that Alliant deemed material in its presentation to the OrCAD Board, it is not a comprehensive description of all analyses and factors considered by Alliant. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Alliant believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Alliant Opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Alliant. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by Alliant are based on all analyses and factors taken as a whole and also on application of Alliant's own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. Alliant therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Alliant considered general economic, market and financial conditions and other matters, many of which are beyond the control of OrCAD and Summit. The analyses performed by Alliant are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of Summit Common Stock may trade at any future time.


    Pursuant to an engagement letter dated August 13, 1998, Alliant received a fee of $100,000 upon delivery of its fairness opinion to the OrCAD Board. In addition, if the Merger closes, Alliant will be entitled to receive upon such closing an additional fee of 0.65% of the total consideration received by OrCAD's stockholders. Such fee would be approximately $549,986, calculated based on the November 6, 1998 closing price of $8.625 per share of Summit Common Stock. OrCAD has also agreed to reimburse Alliant for its out-of-pocket expenses (including reasonable legal and other expenses) and to indemnify Alliant and any shareholders, directors, employees or contractors of Alliant against any claim, liabilities or expenses relating to or arising out of services provided by Alliant as financial advisor to OrCAD. The terms of the fee arrangement with Alliant, which OrCAD and Alliant believe are customary in transactions of this nature, were negotiated at arm's length between OrCAD and Alliant, and the OrCAD Board was aware of such fee arrangements.


    Alliant was retained based on Alliant's experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as Alliant's investment banking relationship and familiarity with OrCAD. Alliant has previously provided financial advisory and investment banking services to OrCAD.

    As part of its investment banking business, Alliant is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, sales and divestitures, joint ventures and strategic partnerships, private financings and other purposes.


MATERIAL FEDERAL INCOME TAX CONSIDERATIONS


    The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of OrCAD Common Stock. This discussion does not deal with all income tax considerations that may be relevant to particular OrCAD stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, certain stockholders subject to the alternative minimum tax provisions of the Code, stockholders who acquired their shares in connection with previous mergers involving OrCAD or an affiliate, stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions or stockholders who hold their shares as a hedge or as part of hedging, straddle, conversion or other risk reduction transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which shares of OrCAD Common Stock were or are acquired or shares of Summit Common Stock were or are disposed of. Furthermore, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, ORCAD STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

    The following discussion is based upon the interpretation of the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as the date hereof. The Internal Revenue Service (the "IRS") is not precluded from adopting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to Summit, Merger Sub, OrCAD and/or OrCAD stockholders.


    Summit and OrCAD will have received opinions (the "Tax Opinions") from their respective counsel to the effect that the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code (a "Reorganization") prior to closing. The Tax Opinions are subject to certain assumptions, limitations and qualifications, are based on the truth and accuracy of certain factual representations of Summit, Merger Sub and OrCAD and will be filed as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part. In addition, the closing of the Merger is conditioned upon the delivery at the closing of the Merger of opinions to like effect (the "Closing Tax Opinions") from counsel to both Summit and OrCAD substantially similar to the Tax Opinions and based on representations of Summit, Merger Sub and OrCAD as of the date of the closing of the Merger. Assuming that the Merger is a Reorganization, then, subject to the assumptions, limitations and qualifications referred to herein and in the Tax Opinions, the Merger should result in the following federal income tax consequences:


        (a) No gain or loss will be recognized by holders of OrCAD Common Stock solely upon their receipt of Summit Common Stock in the Merger in exchange therefor;

        (b) The aggregate tax basis of the Summit Common Stock received in the Merger by an OrCAD stockholder will be the same as the aggregate tax basis of OrCAD Common Stock surrendered in exchange therefor;

        (c) The holding period of the Summit Common Stock received in the Merger by a OrCAD stockholder will include the period during which the stockholder held the OrCAD Common Stock surrendered in exchange therefor, provided that the OrCAD Common Stock is held as a capital asset at the time of the Merger;

        (d) Cash payments received by holders of OrCAD Common Stock in lieu of a fractional share will be treated as if a fractional share of Summit Common Stock has been issued in the Merger and then redeemed by Summit. An OrCAD stockholder receiving such cash will generally recognize gain or loss upon such payment, equal to the difference (if any) between such stockholder's basis in the fractional share and the amount of cash received; and

        (e) None of Summit, Merger Sub or OrCAD will recognize gain or loss solely as a result of the Merger.


    No ruling has been obtained or will be requested from the IRS in connection with the Merger. OrCAD stockholders should be aware that neither the Tax Opinions nor the Closing Tax Opinions bind the IRS and that the IRS is not precluded from successfully asserting a contrary position. In addition, the Tax Opinions and the Closing Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations made by Summit, Merger Sub and OrCAD, including representations in certificates delivered to counsel by the respective managements of Summit, Merger Sub and OrCAD.


    A successful IRS challenge to the "reorganization" status of the Merger would result in a OrCAD stockholder recognizing gain or loss with respect to each share of OrCAD Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the Summit Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Summit Common Stock so received would equal such fair market value and his holding period for such stock would begin the day after the Merger.

    Even if the Merger qualifies as a reorganization, an OrCAD stockholder would recognize gain to the extent the stockholder received (directly or indirectly) consideration other than Summit Common Stock in exchange for the stockholder's OrCAD Common Stock or to the extent that the Summit Common Stock was considered to be received in exchange for services or property other than solely for OrCAD Common Stock. All or a portion of such gain may be taxable as ordinary income.

    OrCAD stockholders will be required to attach a statement to their tax returns for the year of the Merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder's tax basis in the stockholder's OrCAD Common Stock and a description of the Summit Common Stock and the amount of any money received in the Merger.

GOVERNMENTAL AND REGULATORY APPROVALS

    Summit and OrCAD are not aware of any governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities laws and applicable securities and "blue sky" laws of the various states.

ACCOUNTING TREATMENT

    The Merger is intended to qualify as a pooling-of-interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon receipt at the closing of the Merger by Summit and OrCAD of letters from PricewaterhouseCoopers LLP, Summit's independent accountants, and KPMG Peat Marwick LLP, OrCAD's independent public accountants, respectively, regarding the firms' concurrence with Summit management's and OrCAD management's conclusions, respectively, as to the appropriateness of pooling-of-interests accounting for the Merger under APB No. 16, if consummated in accordance with the Reorganization Agreement.

NO APPRAISAL RIGHTS

    Section 262 of the DGCL provides appraisal rights (sometimes referred to as "dissenters' rights") to stockholders of Delaware corporations in certain situations. However, Section 262 appraisal rights are not available to stockholders of a corporation, such as OrCAD, (a) whose securities are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD") and (b) whose stockholders are not required to accept in exchange for their stock anything other than stock of another corporation listed on a national securities exchange or on an interdealer quotation system by the NASD and cash in lieu of fractional shares. Because OrCAD's Common Stock is traded on such a system, the Nasdaq National Market, and because the OrCAD stockholders are being offered stock of Summit, which is also traded on the Nasdaq National Market, and cash in lieu of fractional shares, stockholders of OrCAD will not have appraisal rights with respect to the Merger. The DGCL does not provide appraisal rights to stockholders of a corporation, such as Summit, which issues shares in connection with a merger but is not itself a constituent corporation in the Merger.

                              TERMS OF THE MERGER

    THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL PROVISIONS OF THE REORGANIZATION AGREEMENT, A COPY OF WHICH IS ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL AND COMPLETE TEXT OF THE REORGANIZATION AGREEMENT.

EFFECTIVE TIME

    Subject to the provisions of the Reorganization Agreement, Summit, OrCAD and Merger Sub shall cause the Merger to be consummated by filing a Certificate of Merger with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL as soon as practicable on or after the date of the closing of the Merger (the "Closing Date") (the time of such filing or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger being the "Effective Time" of the Merger). The closing of the Merger (the "Closing") will take place at the offices of Ater Wynne LLP at a time and date to be specified by the parties within two business days after satisfaction or waiver of the conditions set forth in the Reorganization Agreement, or at such other date, time and location as Summit, OrCAD and Merger
Sub may agree. The Closing is currently anticipated to occur on or about   -  ,
1998.

MANNER AND BASIS FOR CONVERTING SHARES

    At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, OrCAD or the holders of any of the securities referenced below, each share of OrCAD Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of OrCAD Common Stock owned by Summit, OrCAD, Merger Sub or any direct or indirect wholly-owned subsidiary of Summit or OrCAD) will be canceled and extinguished and automatically converted into the right to receive 1.05 shares of Summit Common Stock.

    Each share of OrCAD Common Stock owned by Summit, OrCAD, Merger Sub or any direct or indirect wholly-owned subsidiary of Summit or OrCAD immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

    At the Effective Time, all options to purchase OrCAD Common Stock then outstanding under the OrCAD stock option plans will be assumed by Summit. See "Terms of the Merger--Treatment of Employee Equity Benefits Plans."

    Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of post-Merger OrCAD (the "Surviving Corporation"). Each certificate evidencing ownership of shares of Merger Sub common stock will continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

    The Exchange Ratio will be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Summit Common Stock or OrCAD Common Stock), reorganization, recapitalization, reclassification or other similar changes with respect to Summit Common Stock or OrCAD Common Stock occurring or having a record date on or after the date of the Reorganization Agreement and prior to the Effective Time.

    No fractional shares of Summit Common Stock will be issued by virtue of the Merger, but in lieu thereof, each holder of shares of OrCAD Common Stock who would otherwise be entitled to a fraction of a share of Summit Common Stock shall receive from Summit an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Summit Common Stock for the ten most recent days that Summit Common Stock has traded ending on and including the trading day immediately prior to the Effective Time, as reported on Nasdaq.

    Promptly after the Effective Time, Summit, acting through the Exchange Agent, will deliver to each holder of record as of the Effective Time of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of OrCAD Common Stock a letter of transmittal with instructions to be used by such holder in surrendering such certificates in exchange for certificates representing Summit Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY ORCAD STOCKHOLDERS UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT, AND THEN ONLY IN ACCORDANCE WITH THE TERMS OF THE LETTER OF TRANSMITTAL.

TREATMENT OF EMPLOYEE EQUITY BENEFIT PLANS

    STOCK OPTIONS. At the Effective Time, each option outstanding pursuant to the OrCAD stock option plans, whether or not exercisable, will be assumed by Summit and will continue to have, and be subject to, the same terms and conditions set forth in the stock option plan under which it was issued and the stock option agreement by which it is evidenced (including, to the extent permissible, with respect to the status as an "incentive stock option" under
Section 422 of the Code), except that each option will be or become exercisable for shares of Summit Common Stock rather than shares of OrCAD Common Stock, as adjusted to reflect the Exchange Ratio, and at an exercise price adjusted to reflect the Exchange Ratio.

    EMPLOYEE STOCK PURCHASE PLAN. Subject to the consummation of the Merger, on the last trading day prior to the Effective Time, OrCAD will apply the funds then credited to each Purchase Plan participant's payroll withholding account to the purchase of whole shares of OrCAD Common Stock. The Purchase Plan shall terminate immediately following the purchase of shares of OrCAD Common Stock on the Final Purchase Date.

    FORM S-8 FILING. Summit has agreed to file with the SEC, as soon as reasonably practical after the Effective Time and in any event within five business days after the Effective Time, a registration statement on Form S-8 to register the underlying shares of Summit Common Stock issuable as a result of the assumption of the options outstanding pursuant to the OrCAD stock option plans.

STOCK OWNERSHIP FOLLOWING THE MERGER

    Based upon the capitalization of OrCAD as of the close of business on the
OrCAD Record Date, an aggregate of approximately   -  shares of Summit Common
Stock will be issued to OrCAD stockholders in the Merger and Summit will assume
options to acquire up to approximately   -  shares of additional Summit Common
Stock. Based upon the number of shares of Summit Common Stock issued and outstanding as of the Summit Record Date, and after giving effect to the issuance of Summit Common Stock as described in the previous sentence and the exercise of all options to purchase OrCAD Common Stock assumed by Summit, the former OrCAD security holders would hold, and have voting power with respect to,
approximately   -  % of the total issued and outstanding shares of Summit Common
Stock. The foregoing numbers of shares and percentages are subject to change to reflect any changes in the capitalization of either Summit or OrCAD subsequent to the dates indicated and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Summit or OrCAD at the Effective Time or Summit at any time following the Effective Time.

EFFECT OF THE MERGER

    Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and OrCAD will remain as the Surviving Corporation.

    Pursuant to the Reorganization Agreement, the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the Surviving Corporation; provided, however, that such Certificate of Incorporation shall be amended to change the name of the Surviving Corporation to OrCAD, Inc. The Bylaws of Merger Sub will become the Bylaws of the Surviving Corporation. The Board of Directors of the Surviving Corporation will consist of the directors who are serving as directors of Merger Sub immediately prior to the Effective Time, until their successors are duly elected. The officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation, until their successors are duly appointed.


    BOARD OF DIRECTORS; MANAGEMENT FOLLOWING THE MERGER



    Pursuant to the Reorganization Agreement, the Board of Directors of the Combined Company following the Merger will consist of ten members, including Larry J. Gerhard and Michael F. Bosworth, and eight other persons, four of whom have been designated by Summit, and four of whom have been designated by OrCAD. The designees of Summit are Amihai Ben-David, William V. Botts, Steven P. Erwin and Barbara M. Karmel, all of whom are currently directors of Summit. The designees of OrCAD are Wolfram H. Blume, Stephen W. Director, Richard P. Magnuson and John C. Savage, all of whom are currently directors of OrCAD. The Combined Company will have a staggered board, with three classes of directors:
Classes I, II and III. The classes of directors will be elected in sequential years for three year terms. Following the Merger, the Class I directors whose terms expire in 2001 will be Steven P. Erwin, Michael F. Bosworth and Stephen W. Director; the Class II directors whose terms expire in 2000 will be Amihai Ben-David, Larry J. Gerhard and John C. Savage; and the Class III directors whose terms expire in 1999 will be William V. Botts, Barbara M. Karmel, Wolfram
H. Blume and Richard P. Magnuson. At the Combined Company's next Annual Meeting, currently expected to take place in May 1999, the Class II directors will be elected.



    Effective as of the closing of the Merger, Summit's Board will have created a Board Nominating Committee and a Merger Oversight Committee. The President and Chief Executive Officer of Summit and the President and Chief Executive Officer of OrCAD will each nominate two outside members of the Combined Company's Board of Directors to serve on each such committee. The Combined Company's Board of Directors will then approve the nominees previously designated for the Board Nominating Committee and the Merger Oversight Committee. The Nominating Committee will have responsibility for recommending the structure of the Board, selection of nominees to serve as directors, and their terms and compensation.



    The structure and composition of the Board may change at the first annual meeting of stockholders of the Combined Company following the closing of the Merger, depending on the recommendation of the Board Nominating Committee. Each of the ten designees to the Combined Company's Board, including Larry J. Gerhard and Michael F. Bosworth, will have signed and delivered to Summit that designee's resignation from the Board of Directors, effective immediately prior to the vote of the stockholders of the Combined Company at the first annual meeting of stockholders of the Combined Company following the closing of the Merger, and there can be no assurance that any of the ten designees will continue to serve as directors after the annual meeting.



    Following the Merger, the principal executive officers of the Combined Company will be as follows: Larry J. Gerhard, currently Chairman of the Board, President and Chief Executive Officer of Summit, will be Chairman of the Board and Chief Executive Officer; Michael F. Bosworth, currently Chairman of the Board, President and Chief Executive Officer of OrCAD, will be President and Chief Operating Officer; and C. Albert Koob, currently Vice President of Finance and Chief Financial Officer of Summit will hold the same positions. See "Terms of the Merger--Effect of the Merger."


REPRESENTATIONS AND WARRANTIES

    Pursuant to the Reorganization Agreement, each of OrCAD, Summit and Merger Sub made certain representations and warranties relating to its respective business and various other matters. None of such representations and warranties will survive the Merger.

CONDUCT OF ORCAD'S AND SUMMIT'S BUSINESS PRIOR TO THE MERGER

    Pursuant to the Reorganization Agreement, OrCAD and Summit have agreed that, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, except to the extent either of the parties consents in writing, each party will carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies (i) to preserve intact its present business organization, (ii) to keep available the services of its present officers and employees, and (iii) to preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

    In addition, except as permitted by the terms of the Reorganization Agreement, and subject to certain exceptions, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, OrCAD and Summit have agreed not to do any of the following or permit its subsidiaries to do any of the following without the prior written consent of the other party:

        (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

        (b) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date of the Reorganization Agreement and as previously disclosed in writing or made available to the other party, or adopt any new severance plan;

        (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights (including without limitation distribution rights) to its intellectual property or products, or enter into grants of future patent rights, other than non-exclusive licenses and distribution rights in the ordinary course of business and consistent with past practice;

        (d) Declare or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

        (e) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to agreements in effect as of the date of the Reorganization Agreement;

        (f) Issue, grant, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of OrCAD Common Stock or Summit Common Stock pursuant to the exercise of stock options outstanding as of the date of the Reorganization Agreement,
    (ii) options to purchase shares of OrCAD Common Stock and Summit Common Stock to be granted at fair market value in the ordinary course of business consistent with past practice and in accordance with stock option plans existing on the date of the Reorganization Agreement, (iii) shares of OrCAD Common Stock and Summit Common Stock issuable upon the exercise of the options referred to in clause (ii), and (iv) shares of OrCAD Common Stock or Summit Common Stock issuable to participants in the OrCAD 1996 Employee Stock Purchase Plan and Summit's 1996 Employee Stock Purchase Plan in accordance with their respective terms;

        (g) Cause, permit or propose any amendments to any charter document or bylaw (or similar governing instruments of any subsidiaries);

        (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business or enter into any material joint ventures, strategic partnerships or alliances;

        (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to its business, except in the ordinary course of business consistent with past practice or lend funds to any third party (other than intracompany loans in the ordinary course of business);

        (j) Incur any indebtedness for borrowed money other than (i) in connection with the financing of ordinary course trade payables; (ii) pursuant to existing credit facilities in the ordinary course of business; or (iii) in connection with leasing activities in the ordinary course of business or guarantee any indebtedness of any person for borrowed money (except that each party may guarantee any indebtedness of any of its subsidiaries, and any such subsidiary may guarantee any indebtedness of its respective parent company or of any other subsidiary), or issue or sell any debt securities or warrants or rights to acquire debt securities or guarantee any debt securities of others;

        (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, enter into any employment contract (other than offer letters and letter agreements with employees who are terminable "at will" or as required by law), pay any special bonus or special remuneration to any director or employee or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures (including those relating to hiring); provided, however, that subject to certain conditions, OrCAD may elect to terminate any 401(k) plan maintained by OrCAD or its subsidiaries;

        (l) Make any payments outside of the ordinary course of business for purposes of settling any dispute;

        (m) Take any action that could interfere with Summit's ability to account for the Merger as a pooling-of-interests whether or not otherwise permitted by the Reorganization Agreement;

        (n) Other than in the ordinary course of business, make or change any material tax election, adopt or change any accounting method with respect to taxes, file any material tax return or any amendment thereto, enter into any closing agreement, settle any claim or assessment with respect to taxes or consent to any extension or waiver of the limitation period applicable to any tax claim or assessment;

        (o) Revalue any assets, including writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practices or pursuant to arm's length transactions on commercially reasonable terms;

        (p) Amend or terminate certain contracts listed in schedules to the Reorganization Agreement except in the ordinary course of business consistent with past practices;

        (q) Waive or release any material right or claim, except in the ordinary course of business consistent with past practices; or

        (r) Agree in writing or otherwise to take any of the actions described above.

NO SOLICITATION BY ORCAD

    Under the terms of the Reorganization Agreement, OrCAD has agreed that until the earlier of the Effective Time or termination of the Reorganization Agreement pursuant to its terms, it and its subsidiaries will not, and it will instruct its directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly (i) solicit or knowingly encourage submission of any OrCAD Acquisition Proposal (as defined below) by any person, entity or group (other than Summit and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning OrCAD or any of its subsidiaries to, or afford access to the properties, books or records of OrCAD or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Summit and its affiliates, agents and representatives), in connection with any OrCAD Acquisition Proposal with respect to OrCAD. An "OrCAD Acquisition Proposal" means any proposal or offer for (i) any merger, consolidation, sale of substantial assets or similar transactions involving OrCAD or any of its subsidiaries (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of the Reorganization Agreement), (ii) sale by OrCAD of any shares of capital stock of OrCAD except as may be permitted by the Reorganization Agreement, (iii) the acquisition by any person (including without limitation by way of a tender offer or an exchange offer) of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the then outstanding shares of capital stock of OrCAD, or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Pursuant to the Reorganization Agreement, OrCAD further agreed to cease any and all activities, discussions or negotiations with any parties conducted prior to the date of the Reorganization Agreement with respect to any OrCAD Acquisition Proposal. In addition, OrCAD agreed that it will (i) notify Summit within 24 hours if it receives any OrCAD Acquisition Proposal or written inquiry or any written request for information or access in connection with a potential OrCAD Acquisition Proposal, and (ii) as promptly as practicable notify Summit of the significant terms and conditions of any such OrCAD Acquisition Proposal. In addition, subject to the other provisions of the section of the Reorganization Agreement summarized here, OrCAD agreed that, from and after the date of the Reorganization Agreement until the earlier of the Effective Time and termination of the Reorganization Agreement pursuant to its terms, OrCAD and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any OrCAD Acquisition Proposal made by any person, entity or group (other than Summit or any of its affiliates); provided, however, that Summit and OrCAD have agreed that nothing contained in the Reorganization Agreement will prohibit the OrCAD Board from taking and disclosing to OrCAD's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

    Notwithstanding the foregoing, prior to the Effective Time, to the extent the OrCAD Board determines, in good faith, after consultation with outside legal counsel, that compliance with the OrCAD Board's fiduciary duties under applicable law require it to do so, OrCAD may participate in discussions or negotiations with, and furnish information and afford access to any person, entity or group after such person, entity or group has delivered to OrCAD in writing, an unsolicited bona fide OrCAD Acquisition Proposal that the OrCAD Board determines, in its good faith reasonable judgment after consultation with its independent financial advisors, (i) would (if consummated in accordance with its terms) result in a transaction more favorable than the Merger to the stockholders of OrCAD from a financial point of view, (ii) for which financing, to the extent required, is committed, and (iii) is likely to be consummated (an "OrCAD Superior Proposal"). In addition, in connection with a possible OrCAD Acquisition Proposal, OrCAD may refer any third party to the provision of the Reorganization Agreement described here or make a copy of the provision available to a third party. In the event OrCAD receives an OrCAD Superior

Proposal, nothing contained in the Reorganization Agreement will prevent the OrCAD Board from recommending such OrCAD Superior Proposal to its stockholders, if the OrCAD Board determines, in good faith, after consultation with outside legal counsel, that such action is required to comply with its fiduciary duties under applicable law; in such case, the OrCAD Board may withdraw, modify or refrain from making its recommendation concerning the Merger, and, to the extent it does so, OrCAD may refrain from soliciting proxies to secure the vote of its stockholders as may otherwise be required by the Reorganization Agreement; provided, however, that OrCAD (i) shall provide Summit at least 24 hours prior notice of any OrCAD Board meeting at which the OrCAD Board is reasonably expected to contemplate an OrCAD Superior Proposal, and (ii) shall not recommend to its stockholders an OrCAD Superior Proposal for a period of not less than 48 hours after Summit receives a copy of such OrCAD Superior Proposal; and, provided further, that, unless the Reorganization Agreement is terminated, nothing in the provision summarized in this paragraph limits OrCAD's obligation to hold and convene the OrCAD Special Meeting (regardless of whether the recommendation of the OrCAD Board shall have been withdrawn, modified or not yet made) or to provide the OrCAD stockholders with material information relating to such meeting.

    OrCAD has agreed not to provide any non-public information to a third party unless (i) OrCAD provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in an existing non-disclosure agreement entered into by Summit and OrCAD in connection with the Merger; and
(ii) such non-public information has been previously delivered to Summit.

NO SOLICITATION BY SUMMIT

    Under the terms of the Reorganization Agreement, Summit has agreed that until the earlier of the Effective Time or termination of the Reorganization Agreement pursuant to its terms, it and its subsidiaries will not, and it will instruct its directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly (i) solicit or knowingly encourage submission of any Summit Acquisition Proposal (as defined below) by any person, entity or group, or (ii) participate in any discussions or negotiations with, or disclose to any non-public information concerning Summit or any of its subsidiaries to, or afford any access to the properties, books or records of Summit or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group, in connection with any Summit Acquisition Proposal with respect to Summit. A "Summit Acquisition Proposal" means any proposal or offer for (i) any merger, consolidation, sale of substantial assets or similar transactions involving Summit or any of its subsidiaries (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of the Reorganization Agreement), (ii) sale by Summit of any shares of capital stock of Summit except as may be permitted by the Reorganization Agreement,
(iii) the acquisition by any person (including without limitation by way of a tender offer or an exchange offer) of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the then outstanding shares of capital stock of Summit, or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Pursuant to the Reorganization Agreement, Summit further agreed to cease any and all activities, discussions or negotiations with any parties conducted prior to the date of the Reorganization Agreement with respect to any Summit Acquisition Proposal. In addition, Summit agreed that it will (i) notify OrCAD within 24 hours if it receives any Summit Acquisition Proposal or written inquiry or any written request for information or access in connection with a potential Summit Acquisition Proposal, and (ii) as promptly as practicable notify OrCAD of the significant terms and conditions of any such Summit Acquisition Proposal. In addition, subject to the other provisions of the section of the Reorganization Agreement summarized here, Summit agreed that, from and after the date of the Reorganization Agreement until the earlier of the Effective Time and termination of the Reorganization Agreement pursuant to its terms,

Summit and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Summit Acquisition Proposal made by any person, entity or group; provided, however, that Summit and OrCAD have agreed that nothing contained in the Reorganization Agreement will prohibit the Summit Board from taking and disclosing to Summit's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

    Notwithstanding the foregoing, prior to the Effective Time, to the extent the Summit Board determines, in good faith, after consultation with outside legal counsel, that compliance with the Summit Board's fiduciary duties under applicable law require it to do so, Summit may participate in discussions or negotiations with, and furnish information and afford access to any person, entity or group after such person, entity or group has delivered to Summit in writing, an unsolicited bona fide Summit Acquisition Proposal that the Summit Board determines, in its good faith reasonable judgment after consultation with its independent financial advisors, (i) would (if consummated in accordance with its terms) result in a transaction more favorable than the Merger to the stockholders of Summit from a financial point of view, (ii) for which financing, to the extent required, is committed, and (iii) is likely to be consummated (a "Summit Superior Proposal"). In addition, in connection with a possible Summit Acquisition Proposal, Summit may refer any third party to the provision of the Reorganization Agreement described here or make a copy of the provision available to a third party. In the event Summit receives a Summit Superior Proposal, nothing contained in the Reorganization Agreement will prevent the Summit Board from recommending such Summit Superior Proposal to its stockholders, if the Summit Board determines, in good faith, after consultation with outside legal counsel, that such action is required to comply with its fiduciary duties under applicable law; in such case, the Summit Board may withdraw, modify or refrain from making its recommendation concerning the Merger, and, to the extent it does so, Summit may refrain from soliciting proxies to secure the vote of its stockholders as may otherwise be required by the Reorganization Agreement; provided, however, that Summit (i) shall provide OrCAD at least 24 hours prior notice of any Summit Board meeting at which the Summit Board is reasonably expected to contemplate a Summit Superior Proposal, and (ii) shall not recommend to its stockholders a Summit Superior Proposal for a period of not less than 48 hours after OrCAD receives a copy of such Summit Superior Proposal; and, provided further, that, unless the Reorganization Agreement is terminated, nothing in the provision summarized in this paragraph limits Summit's obligation to hold and convene the Summit Special Meeting (regardless of whether the recommendation of the Summit Board shall have been withdrawn, modified or not yet made) or to provide the Summit stockholders with material information relating to such meeting.

    Summit has agreed not to provide any non-public information to a third party unless (i) Summit provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in an existing non-disclosure agreement entered into by Summit and OrCAD in connection with the Merger; and
(ii) such non-public information has been previously delivered to OrCAD.

CONDITIONS TO THE MERGER

    The respective obligations of each party to the Reorganization Agreement to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions: (i) the Reorganization Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law by OrCAD stockholders; and the issuance of shares of Summit Common Stock by virtue of the Merger shall have been duly approved by the requisite vote under applicable law and the rules of the National Association of Securities Dealers, Inc. by Summit stockholders; (ii) the SEC shall have declared the Registration Statement of which this Joint Proxy Statement/ Prospectus is a part effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of this Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC; (iii) no governmental entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (iv) Summit and OrCAD shall each have received substantially identical written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, P.C. and Ater Wynne LLP, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization, and such opinions shall not have been withdrawn; provided, however, that, if the counsel to either Summit or OrCAD does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party, and (v) the Summit Common Stock issuable to OrCAD stockholders in the Merger and such other shares required to be reserved for issuance in connection with the Merger have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

    In addition, the obligation of OrCAD to consummate and effect the Merger is subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
OrCAD: (i) subject to certain materiality thresholds and other exceptions, the representations and warranties of Summit and Merger Sub contained in the Reorganization Agreement shall have been true and correct on and as of the date of the Reorganization Agreement and the Closing Date; (ii) Summit and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by them on or prior to the Closing Date; (iii) no event having a material adverse effect with respect to Summit shall have occurred since the date of the Reorganization Agreement; (iv) OrCAD shall have received a letter from KPMG Peat Marwick LLP dated within two business days prior to the Effective Time regarding its concurrence with the conclusion of OrCAD management as to the appropriateness of pooling-of-interest accounting for the Merger; (v) Summit shall have obtained all consents, waivers and approvals required in connection with the Merger; (vi) Summit shall have amended its bylaws and reconstituted its Board as agreed upon by Summit and OrCAD; (vii) the appointment of certain officers as agreed upon by Summit and OrCAD; (viii) the Summit Board shall have reserved and authorized the delivery of all shares necessary to consummate the Merger; and (ix) Summit shall have recognized aggregate revenue of not less than $10,080,000 for the quarter ending September 30, 1998.

    Further, the obligations of Summit and Merger Sub to consummate and effect the Merger are subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Summit: (i) subject to certain materiality thresholds and other exceptions, the representations and warranties of OrCAD contained in the Reorganization Agreement shall have been true and correct on and as of the date of the Reorganization Agreement and the Closing Date; (ii) OrCAD shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by it on or prior to the Closing Date; (iii) no event having a material adverse effect with respect to OrCAD shall have occurred since the date of

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the Reorganization Agreement; (iv) Summit shall have received a letter from
PricewaterhouseCoopers LLP dated within two business days prior to the Effective Time regarding its concurrence with the conclusion of Summit Management as to the appropriateness of pooling-of-interest accounting for the Merger, and OrCAD shall have received a letter from KPMG Peat Marwick LLP dated within two business days prior to the Effective Time regarding its concurrence with the conclusion of OrCAD management as to the appropriateness of pooling of interest accounting for the Merger; (vi) OrCAD shall have obtained all consents, waivers and approvals required in connection with the Merger; and (viii) OrCAD shall have recognized aggregate revenue of not less than $10,980,000 for the quarter ending September 30, 1998.

TERMINATION OF THE REORGANIZATION AGREEMENT

    The Reorganization Agreement provides that it may be terminated at any time prior to the Effective Time (i) by mutual written consent of Summit and OrCAD duly authorized by the Boards of Directors of Summit and OrCAD; (ii) by either OrCAD or Summit if the Merger is not consummated by January 31, 1999 for any reason, provided that the right to terminate the Reorganization Agreement as provided in this clause (ii) is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Reorganization Agreement; (iii) by either OrCAD or Summit if a governmental entity issues an order, decree or ruling or takes any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable; (iv) by either OrCAD or Summit if the required approvals of the stockholders of OrCAD or the stockholders of Summit contemplated by the Reorganization Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of stockholders duly convened therefor or at any adjournment thereof (provided that a party may not terminate the Reorganization Agreement pursuant to this provision if the failure to obtain stockholder approval was caused by the action or failure to act of such party and such action or failure to act constitutes a breach by such party of the Reorganization Agreement); (v) by Summit at any time prior to the approval of the Merger by OrCAD's stockholders, if the OrCAD Board recommends an OrCAD Superior Proposal to the stockholders of OrCAD or withholds, withdraws or modifies in a manner adverse to Summit its recommendation in favor of adoption and approval of the Reorganization Agreement and approval of the Merger; (vi) by OrCAD at any time prior to the approval of the Merger by Summit's stockholders, if the Summit Board recommends a Summit Superior Proposal to the stockholders of Summit or withholds, withdraws or modifies in a manner adverse to OrCAD its recommendation in favor of the issuance of shares of Summit Common Stock by virtue of the Merger; (vii) by OrCAD, upon a breach of any representation, warranty, covenant or agreement on the part of Summit set forth in the Reorganization Agreement, or if any such representation or warranty of Summit shall have become untrue, subject to certain cure provisions; or (viii) by Summit, upon a breach of any representation, warranty, covenant or agreement on the part of OrCAD set forth in the Reorganization Agreement, or if any such representation or warranty of OrCAD shall have become untrue, subject to certain cure provisions.

EFFECT OF TERMINATION

    If the Reorganization Agreement is terminated by Summit or OrCAD as described above, the Reorganization Agreement will be of no further force or effect, except that certain provisions contained therein, including those discussed below relating to the "break-up" fee payable under certain circumstances, will survive such termination, and OrCAD, Summit and Merger Sub will remain liable for certain breaches of the Reorganization Agreement occurring prior to such termination.

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BREAK-UP FEES

    OrCAD has agreed that if either (i) the OrCAD Board shall have withheld, withdrawn or modified in a manner adverse to Summit its recommendation in favor of adoption and approval of the Reorganization Agreement and approval of the Merger and at that time there shall not have been since the date of the Reorganization Agreement a material adverse effect on Summit and Summit shall not have materially breached the Reorganization Agreement, or (ii) the OrCAD Board recommends an OrCAD Superior Proposal to the OrCAD stockholders and at that time Summit shall not have materially breached the Reorganization Agreement and there shall not have been since the date of the Reorganization Agreement a material adverse effect on Summit, then OrCAD shall pay to Summit an amount equal to $2.5 million within one business day following the earlier to occur of the termination of the Reorganization Agreement or an OrCAD Negative Vote (as defined below).

    OrCAD has also agreed that, if no payment is required pursuant to the provision of the Reorganization Agreement summarized in the preceding paragraph, and if (i) the vote of OrCAD stockholders approving and adopting the Reorganization Agreement and approving the Merger is not obtained by reason of the failure to obtain the required vote at a meeting of stockholders duly convened therefor or at any adjournment thereof (an "OrCAD Negative Vote"), and
(ii) prior to such OrCAD Negative Vote there was an OrCAD Acquisition Proposal with respect to OrCAD which was publicly disclosed and was not withdrawn prior to such OrCAD Negative Vote, and (iii) within nine months following such OrCAD Negative Vote, OrCAD enters into a definitive agreement with respect to an OrCAD Acquisition (as defined below) or the OrCAD Board recommends to the OrCAD stockholders that they accept a tender or exchange offer for 25% or more of the OrCAD Common Stock, then, provided that there has not been a material adverse effect on Summit prior to the OrCAD Negative Vote and provided that Summit shall not have materially breached the Reorganization Agreement, OrCAD will pay to Summit an amount equal to $2.5 million within one business day following, as the case may be, consummation of an OrCAD Acquisition within 15 months of such OrCAD Negative Vote or consummation of such tender or exchange offer. For purposes of the foregoing, "OrCAD Acquisition" means any transaction or series of related transactions involving (i) any merger, consolidation, sale of substantial assets (including capital stock of subsidiaries) having a fair market value in excess of 50% of the fair market value of all the assets of OrCAD and its subsidiaries immediately prior to such sale; (ii) any sale by OrCAD of shares of capital stock of OrCAD which upon issuance would represent more than 50% of the outstanding shares of capital stock of OrCAD (provided that a public offering or private placement in which no entity or group obtained a majority of the stock thus sold will not be deemed to be an OrCAD Acquisition); or (iii) the acquisition (including without limitation by way of a tender offer or an exchange offer) by any person or "group" of beneficial ownership, or a right to acquire beneficial ownership of, 50% or more of the then outstanding shares of capital stock of OrCAD, or the formation of any "group" that, as of the time of formation, owns such stock or such rights.

    Summit has agreed that if either (i) the Summit Board shall have withheld, withdrawn or modified in a manner adverse to OrCAD its recommendation in favor of the issuance of shares of Summit Common Stock by virtue of the Merger and at that time there shall not have been since the date of the Reorganization Agreement a material adverse effect on OrCAD and OrCAD shall not have materially breached the Reorganization Agreement, or (ii) the Summit Board recommends a Summit Superior Proposal to the Summit stockholders and at that time OrCAD shall not have materially breached the Reorganization Agreement and there shall not have been since the date of the Reorganization Agreement a material adverse effect on OrCAD, then Summit shall pay to OrCAD an amount equal to $2.5 million within one business day following the earlier to occur of the termination of the Reorganization Agreement or a Summit Negative Vote (as defined below).

    Summit has also agreed that, if no payment is required pursuant to the provision of the Reorganization Agreement summarized in the preceding paragraph, and if (i) the vote of Summit stockholders approving the issuance of shares of Summit Common Stock by virtue of the Merger is not obtained by

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reason of the failure to obtain the required vote at a meeting of stockholders duly convened therefor or at any adjournment thereof (a "Summit Negative Vote"), and (ii) prior to such Summit Negative Vote there was a Summit Acquisition Proposal with respect to Summit which was publicly disclosed and was not withdrawn prior to such Summit Negative Vote, and (iii) within nine months following such Summit Negative Vote, Summit enters into a definitive agreement with respect to a Summit Acquisition (as defined below) or the Summit Board recommends to the Summit stockholders that they accept a tender or exchange offer for 25% or more of the Summit Common Stock, then, provided that there has not been a material adverse effect on OrCAD prior to the Summit Negative Vote and provided that OrCAD shall not have materially breached the Reorganization Agreement, Summit will pay to OrCAD an amount equal to $2.5 million within one business day following, as the case may be, consummation of a Summit Acquisition within 15 months of such OrCAD Negative Vote or consummation of such tender or exchange offer. For purposes of the foregoing, "Summit Acquisition" means any transaction or series of related transactions involving (i) any merger, consolidation, sale of substantial assets (including capital stock of subsidiaries) having a fair market value in excess of 50% of the fair market value of all the assets of Summit and its subsidiaries immediately prior to such sale; (ii) any sale by Summit of shares of capital stock of Summit which upon issuance would represent more than 50% of the outstanding shares of capital stock of Summit (provided that a public offering or private placement in which no entity or group obtained a majority of the stock thus sold will not be deemed to be a Summit Acquisition); or (iii) the acquisition (including without limitation by way of a tender offer or an exchange offer) by any person or "group" of beneficial ownership, or a right to acquire beneficial ownership of, 50% or more of the then outstanding shares of capital stock of Summit, or the formation of any "group" that, as of the time of formation, owns such stock or such rights.

    Summit and OrCAD have agreed that payment of the fees described in the preceding four paragraphs will not be in lieu of damages incurred in the event of breach of the Reorganization Agreement.

    Except as set forth above, Summit and OrCAD have agreed that all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated, except that Summit and OrCAD will share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, incurred in connection with the printing and filing of this Joint Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS

    CHANGE OF CONTROL AGREEMENTS


    OrCAD has employment agreements which contain change of control provisions with the following executive officers: Michael F. Bosworth, P. David Bundy, William E. Cibulsky, Philip J. Kilcoin, James M. Plymale, Stuart A. Harrington, Graham K. Sheldon and Donald G. Tannenbaum. The employment agreements provide that if the employee is terminated without cause or if the employee resigns following a constructive termination, within a period beginning one month before the signing of a letter of intent or other definitive agreement which will result in a change of control of OrCAD and ending twelve months after the effective date of the change of control, such employee will be entitled to (i) receive all benefits earned; (ii) continuation, for a period of three months for each year during which the employee has been employed by OrCAD (including employment with companies acquired by OrCAD), of employee's then current salary plus incentive compensation, up to a maximum of twelve months; and (iii) acceleration of the vesting of 25% of all stock options granted by OrCAD to such employee which are not exercisable as of the date of such termination for each year during which the employee has been employed by OrCAD (including employment with companies acquired by OrCAD), so that such options are then immediately exercisable. In addition, OrCAD will provide benefits for the salary continuation period. For purposes of the employment agreements, "constructive termination" includes reassigning the employee to duties not reasonably considered of equivalent or greater responsibility, changing the employee's job title to one not reasonably considered equivalent or greater, reducing the employee's overall compensation, or directing the employee to report to a level of management below the level to which the employee previously reported. P. David Bundy, OrCAD's Chief Financial Officer, will assume a different role and title in the Combined Company which may constitute a constructive termination under Mr. Bundy's employment agreement. If Mr. Bundy chooses to resign as a result, Mr. Bundy will be entitled to receive $10,000 per month and the vesting of 30,914 of Mr. Bundy's unvested options will be accelerated. In addition, Joseph Masarich, Summit's current Senior Vice President--Worldwide Marketing and Sales, will assume a different role and title in the Combined Company which may constitute a constructive termination under Mr. Masarich's employment agreement. If Mr. Masarich chooses to resign as a result, the Combined Company will be obligated to pay Mr. Masarich $13,333 per month and insurance benefits until Mr. Masarich accepts full time employment with another party, but in no event longer than twelve months, and the vesting of all of Mr. Masarich's unvested options will be accelerated.


    OTHER


    John C. Savage, a member of the OrCAD Board, is the Managing Director of Alliant which is acting as OrCAD's financial advisor for the Merger. Alliant received a fee in the amount of $100,000 upon delivery of its fairness opinion. In addition, if the Merger closes, Alliant will be entitled to receive upon such closing an additional fee of 0.65% of the total consideration received by OrCAD's stockholders. Such fee would be approximately $549,986, calculated based on the November 6, 1998 closing price of $8.625 per share of Summit Common Stock.


AFFILIATE AGREEMENTS

    Each of the Summit Affiliates has entered into an agreement restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Summit Common Stock held by them to help ensure that the Merger will be treated as a pooling-of-interests for accounting and financial reporting purposes. Each of the OrCAD Affiliates has entered into an agreement restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of OrCAD Common Stock held by them prior to the Merger and the shares of Summit Common Stock received by them in the Merger so as to comply with the requirements of applicable federal securities laws and to help ensure that the Merger will be treated as a pooling-of-interests for accounting and financial reporting purposes.

VOTING AGREEMENTS

    Each of the Summit Affiliates (who own an aggregate of   -  shares of Summit
Common Stock as of the Summit Record Date or   -  %) has entered into a Summit
Voting Agreement with OrCAD. Pursuant to the Summit Voting Agreements, which are irrevocable, the foregoing persons have agreed to vote all shares of Summit Common Stock they have beneficial ownership of and any Summit Common Stock they acquire beneficial ownership of prior to the termination of the Summit Voting Agreements in favor of approval of the issuance of shares of Summit Common Stock by virtue of the Merger. In addition, such persons have granted irrevocable proxies to the OrCAD Board to vote such persons' Summit Common Stock in favor of approval of the issuance of shares of Summit Common Stock pursuant to the Reorganization Agreement.

    Each of the OrCAD Affiliates (who own an aggregate of   -  shares of OrCAD
Common Stock as of the OrCAD Record Date or   -  %) has entered into a OrCAD
Voting Agreement with Summit. Pursuant to the OrCAD Voting Agreements, which are irrevocable, the foregoing persons have agreed to vote all shares of OrCAD Common Stock they have beneficial ownership of and any OrCAD Common Stock they acquire beneficial ownership of prior to the termination of the OrCAD Voting Agreements in favor of approval of the Reorganization Agreement and the Merger. In addition, such persons have granted irrevocable proxies to the Summit Board to vote such persons' OrCAD Common Stock in favor of approval of the Reorganization Agreement and the Merger.

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                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF SUMMIT CAPITAL STOCK

    The authorized capital stock of Summit consists of 30,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share. At the Summit Special Meeting, stockholders will be asked to consider and vote upon a proposal to approve an amendment to Summit's Amended and Restated Certificate of Incorporation to increase the authorized capital stock of Summit by 15,000,000 shares to 45,000,000 shares, contingent upon consummation of the Merger. See "Proposal Two--Amendment to Restated Certificate of Incorporation--Increase Number of Authorized Shares."

SUMMIT COMMON STOCK

    As of the Summit Record Date, there were   -  shares of Summit Common Stock
outstanding. Summit Common Stock is listed on The Nasdaq National Market under the symbol SMMT. As of the Summit Record Date, the outstanding Summit Common
Stock was held of record by approximately   -  stockholders. Stockholders of
Summit Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders do not have a right to take action by written consent nor may they cumulate votes in connection with the election of directors. The holders of Summit Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Summit Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Summit, the holders of Summit Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Summit Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Summit Common Stock. All outstanding shares of Summit Common Stock are fully paid and non-assessable, and the shares of Summit Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

SUMMIT PREFERRED STOCK

    Summit has 5,000,000 shares of Preferred Stock authorized, of which, as of the Summit Record Date, no shares were outstanding. The Summit Board has the authority to issue these shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Summit Board, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Summit Common Stock and the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Summit.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar of the Summit Common Stock is Boston EquiServe and its telephone number is (617) 434-2200.

DESCRIPTION OF ORCAD CAPITAL STOCK

    The authorized capital stock of OrCAD consists of 16,000,000 shares of Common Stock, $0.01 par value per share, and 2,000,000 shares of Preferred Stock, $0.01 par value per share.

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ORCAD COMMON STOCK

    As of the OrCAD Record Date, there were   -  shares of OrCAD Common Stock
outstanding, held of record by approximately   -  stockholders. OrCAD Common
Stock is listed on The Nasdaq National Market under the symbol OCAD. Holders of OrCAD Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders do not have a right to take action by written consent, unless such consent is unanimous, nor may they cumulate votes in connection with the election of Directors. The holders of OrCAD Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of OrCAD, the holders of OrCAD Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The OrCAD Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the OrCAD Common Stock. All outstanding shares of OrCAD Common Stock are fully paid and non-assessable, and the shares of Summit Common Stock to be issued in exchange for OrCAD Common Stock upon completion of the Merger will be fully paid and non-assessable.

ORCAD PREFERRED STOCK

    OrCAD has 2,000,000 shares of Preferred Stock authorized, of which, as of the OrCAD Record Date, no shares of Preferred Stock were outstanding. The Board of Directors has the authority to issue the undesignated shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesginated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the OrCAD Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of OrCAD Common Stock and the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of OrCAD.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar of the OrCAD Common Stock is ChaseMellon Shareholder Services, LLC and its telephone number is (206) 674-3030.

COMPARISON OF CAPITAL STOCK

    After consummation of the Merger, the holders of OrCAD Common Stock who receive Summit Common Stock under the terms of the Reorganization Agreement will become stockholders of the Combined Company. As stockholders of OrCAD, their rights are presently governed by Delaware law, the OrCAD Restated Certificate of Incorporation, as amended (the "OrCAD Certificate") and the OrCAD Amended and Restated By-laws (the "OrCAD By-laws"). As stockholders of the Combined Company, their rights will be governed by Delaware law, Summit's Amended and Restated Certificate of Incorporation (the "Summit Certificate") and Summit's By-laws, as amended (the "Summit By-laws"). The following discussion compares the rights of holders of OrCAD Common Stock and holders of Summit Common Stock and certain provisions of the charters and by-laws of OrCAD and Summit. This summary does not purport to be complete and is qualified in its entirety by reference to the OrCAD Certificate and OrCAD By-laws, the Summit Certificate and the Summit By-laws and the relevant provisions of Delaware law.

SPECIAL MEETING OF THE STOCKHOLDERS

    The OrCAD Certificate and the OrCAD By-laws provide that special meetings of the stockholders may only be called by the Board of Directors. The Summit Certificate provides that special meetings of the

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stockholders generally may only be called by the Board of Directors. Under
Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

    Under Delaware law, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing. The Summit Certificate does not allow for actions by written consent of the stockholders. The OrCAD Certificate permits actions by unanimous written consent of the stockholders.

CUMULATIVE VOTING

    Neither the Summit Certificate nor the OrCAD Certificate provides for cumulative voting by stockholders in elections of directors.

CLASSIFICATION OF THE BOARD OF DIRECTORS

    The OrCAD Certificate and the OrCAD By-laws provide that the number of directors shall be no less than three and no more than nine, with the exact number to be fixed from time to time by resolution of the OrCAD Board. If the number is fixed at six or more, then the Board of Directors shall be divided into three classes, as nearly equal in size as possible, with staggered terms. The Summit Certificate and Summit By-laws, as amended, provide that the number of directors shall be five and shall be fixed from time to time by amendments to the Summit Certificate or Summit By-laws adopted by the Summit Board or stockholders. The Summit Certificate provides for three classes of directors, as nearly equal in size as possible, with staggered terms.

REMOVAL OF DIRECTORS

    The Summit By-laws, the OrCAD Certificate and the OrCAD By-laws each provide that any director or the entire Board of Directors may be removed only for cause by the holders of the then-outstanding shares of capital stock entitled to vote in the election of directors. The Summit By-laws require a majority of such holders' votes, while the OrCAD Certificate and the OrCAD By-laws require 67% of such holders' votes. Under Delaware law, the stockholders of a corporation that has a classified board of directors, such as Summit and OrCAD, may only remove directors for cause.

EXCULPATION OF DIRECTORS

    Each of Summit and OrCAD has included in its certificate of incorporation a provision which eliminates the personal liability of its directors from monetary damages resulting from a breach of fiduciary duty as a director to the fullest extent permitted by the Delaware law.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

    The Summit By-laws and the OrCAD Certificate and the OrCAD By-laws require indemnification of their directors and officers to the maximum extent and in the manner permitted by Delaware law. The Summit By-laws also permit Summit to idemnify its employees and agents.

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          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

    The following Unaudited Pro Forma Combined Condensed Statements of Operations and Balance Sheet give effect to the Merger on a pooling-of-interests basis of accounting. These Unaudited Pro Forma Combined Condensed Financial Statements have been prepared from the historical consolidated financial statements of Summit and OrCAD and should be read in conjunction therewith, and in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations of Summit and OrCAD. The selected historical financial data for OrCAD includes the financial results and accounts of MicroSim Corporation for all periods presented. The historical financial statements of Summit and of OrCAD are contained elsewhere in this Joint Proxy Statement/Prospectus. See "Financial Statements."

    This unaudited pro forma combined condensed information is not necessarily indicative of actual or future operating results or financial position that would have occurred or will occur upon consumatiuon of the Merger.

    The Unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the Merger as if it had occurred on June 30, 1998, combining the balance sheets of Summit and OrCAD as of that date. The Unaudited Pro Forma Combined Condensed Statements of Operations give effect to the Merger as if it had occurred on January 1, 1995, combining results of Summit and OrCAD for each of the three years in the period ended December 31, 1997, and for each of the six month periods ended June 30, 1998 and 1997.

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
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                              AS OF JUNE 30, 1998

                                                            HISTORICAL              PRO FORMA
                                                       --------------------  ------------------------
                                                        SUMMIT      ORCAD    ADJUSTMENTS   COMBINED
                                                       ---------  ---------  -----------  -----------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
                                               ASSETS
Current assets:
  Cash and cash equivalents..........................  $  24,768  $  15,905                $  40,673
  Short term investments.............................                20,303                   20,303
  Accounts receivable, net...........................      5,672      7,734                   13,406
  Prepaid expenses and other.........................        323      2,423                    2,746
  Deferred income taxes..............................      1,268        845                    2,113
                                                       ---------  ---------               -----------
    Total current assets.............................     32,031     47,210                   79,241
Long term investments................................                 2,376                    2,376
Furniture and equipment, net.........................      3,208      3,715                    6,923
Intangibles, net.....................................      1,376      3,400                    4,776
Deferred income taxes................................        555              $   1,474        2,029
Deposits and other assets............................      1,649        697                    2,346
                                                       ---------  ---------  -----------  -----------
    Total assets.....................................  $  38,819  $  57,398   $   1,474    $  97,691
                                                       ---------  ---------  -----------  -----------
                                                       ---------  ---------  -----------  -----------

                                             LIABILITIES
Current liabilities:
  Long-term debt, current portion....................  $     151                           $     151
  Capital lease obligation, current portion..........         42                                  42
  Accounts payable...................................      1,307  $     580                    1,887
  Accrued liabilities................................      6,386      5,025   $   3,200       14,611
  Deferred revenue...................................      5,462      5,446                   10,908
                                                       ---------  ---------  -----------  -----------
    Total current liabilities........................     13,348     11,051       3,200       27,599
Long-term debt, less current portion.................        156                                 156
Capital lease obligations, less current portion......         24                                  24
Other non-current liabilities........................                    19                       19
Deferred revenue, less current portion...............        175                                 175
                                                       ---------  ---------  -----------  -----------
    Total liabilities................................     13,703     11,070       3,200       27,973
                                                       ---------  ---------  -----------  -----------
Commitments and contingencies

                                        STOCKHOLDERS' EQUITY
Preferred Stock, $.01 par value......................     --         --          --           --
Common stock, $.01 par value.........................        152         93                      245
Additional paid-in capital...........................     39,791     37,922                   77,713
Notes receivable from employees......................                  (101)                    (101)
Other comprehensive loss.............................                  (117)                    (117)
Retained earnings/(accumulated deficit)..............    (14,827)     8,531   $  (1,726)      (8,022)
                                                       ---------  ---------  -----------  -----------
    Total stockholders' equity.......................     25,116     46,328      (1,726)      69,718
                                                       ---------  ---------  -----------  -----------
      Total liabilities and stockholders' equity.....  $  38,819  $  57,398   $   1,474    $  97,691
                                                       ---------  ---------  -----------  -----------
                                                       ---------  ---------  -----------  -----------

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                          FOR YEAR ENDED DECEMBER 31,
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           PRO FORMA ADJUSTMENTS
                       HISTORICAL--SUMMIT          HISTORICAL--ORCAD                                  PRO FORMA COMBINED
                    -------------------------  -------------------------  -----------------------  -------------------------
                     1997     1996     1995     1997     1996     1995    1997    1996     1995     1997     1996     1995
                    -------  -------  -------  -------  -------  -------  -----  -------  -------  -------  -------  -------
Revenue:
  Product
    licenses......  $24,828  $15,446  $10,604  $35,385  $31,169  $23,142  $--    $ --     $ --     $60,213  $46,615  $33,746
  Maintenance and
    services......    6,161    4,301    2,637    8,610    5,865    5,175                            14,771   10,166    7,812
  Other...........      450      567    1,051    --       --       --                                  450      567    1,051
                    -------  -------  -------  -------  -------  -------  -----  -------  -------  -------  -------  -------
    Total
      revenue.....   31,439   20,314   14,292   43,995   37,034   28,317   --      --       --      75,434   57,348   42,609
  Cost of revenue:
  Product
    licenses......      807      573      651    4,764    4,142    3,675                             5,571    4,715    4,326
  Maintenance and
    services......      632      466      400    1,692    1,503    1,109                             2,324    1,969    1,509
  Write-off of
    purchased
    software......    --       --       --       --       --       1,037                             --       --       1,037
                    -------  -------  -------  -------  -------  -------  -----  -------  -------  -------  -------  -------
    Total cost of
      revenue.....    1,439    1,039    1,051    6,456    5,645    5,821   --      --       --       7,895    6,684    6,872
                    -------  -------  -------  -------  -------  -------  -----  -------  -------  -------  -------  -------
Gross profit......   30,000   19,275   13,241   37,539   31,389   22,496                            67,539   50,664   35,737
Operating
  expenses:
  Research and
    development...    7,016    5,867    5,447   11,238    9,350    7,249                            18,254   15,217   12,696
  Sales and
    marketing.....   10,591    9,319    7,547   15,416   11,877    8,793                            26,007   21,196   16,340
  General and
 administrative...    4,209    3,188    3,286    4,810    4,793    3,507                             9,019    7,981    6,793
  In-process
    technology....   19,937    --       --       2,203    --         971                            22,140    --         971
                    -------  -------  -------  -------  -------  -------  -----  -------  -------  -------  -------  -------
    Total
      operating
      expenses....   41,753   18,374   16,280   33,667   26,020   20,520   --      --       --      75,420   44,394   36,800
                    -------  -------  -------  -------  -------  -------  -----  -------  -------  -------  -------  -------
Income (loss) from
  operations......  (11,753)     901   (3,039)   3,872    5,369    1,976                            (7,881)   6,270   (1,063)
Interest
  expense.........      (12)    (101)    (206)   --       --       --                                  (12)    (101)    (206)
Gain on sale of
  product line....    5,574    --       --       --       --       --      --      --       --       5,574    --       --
Other income,
  net.............    1,058      218       34    1,841    1,596      347                             2,899    1,814      381
                    -------  -------  -------  -------  -------  -------  -----  -------  -------  -------  -------  -------
Income (loss)
  before income
  taxes...........   (5,133)   1,018   (3,211)   5,713    6,965    2,323   --      --       --         580    7,983     (888)
Income tax
  provision
  (benefit).......      742     (245)     400    1,809    1,699      690    261   (1,735)   --       2,812     (281)   1,090
                    -------  -------  -------  -------  -------  -------  -----  -------  -------  -------  -------  -------
Net income
  (loss)..........  $(5,875) $ 1,263  $(3,611) $ 3,904  $ 5,266  $ 1,633  $(261) $ 1,735  $ --     $(2,232) $ 8,264  $(1,978)
                    -------  -------  -------  -------  -------  -------  -----  -------  -------  -------  -------  -------
                    -------  -------  -------  -------  -------  -------  -----  -------  -------  -------  -------  -------
Earnings (loss)
  per
  share--Basic:
  Earnings (loss)
    per share.....  $ (0.41) $  0.10  $ (0.33) $  0.43  $  0.61  $  0.41                           $ (0.09) $  0.39  $ (0.13)
                    -------  -------  -------  -------  -------  -------                           -------  -------  -------
                    -------  -------  -------  -------  -------  -------                           -------  -------  -------
  Number of shares
    used in
    computing
    basic earnings
    (loss) per
    share.........   14,403   12,240   11,085    9,165    8,618    4,012    458      431      201   24,026   21,289   15,298
Earnings (loss)
  per
  share--Diluted:
  Earnings (loss)
    per share.....  $ (0.41) $  0.10  $ (0.33) $  0.41  $  0.58  $  0.24                           $ (0.09) $  0.36  $ (0.13)
                    -------  -------  -------  -------  -------  -------                           -------  -------  -------
                    -------  -------  -------  -------  -------  -------                           -------  -------  -------
  Number of shares
    used in
    computing
    diluted
    earnings
    (loss) per
    share.........   14,403   13,243   11,085    9,446    9,046    6,853    177      452   (2,640)  24,026   22,741   15,298

                   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

                         FOR SIX MONTHS ENDED JUNE 30,

                                                                                        PRO FORMA         PRO FORMA COMBINED
                                        HISTORICAL--SUMMIT    HISTORICAL--ORCAD        ADJUSTMENTS
                                       --------------------  --------------------  --------------------  --------------------
                                         1998       1997       1998       1997       1998       1997       1998       1997
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Product licenses...................  $  16,775  $  10,507  $  17,503  $  16,928  $  --      $  --      $  34,278  $  27,435
  Maintenance and services...........      4,411      2,926      6,039      3,850                           10,450      6,776
  Other..............................        183        267     --         --                                  183        267
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenue....................     21,369     13,700     23,542     20,778     --         --         44,911     34,478
Cost of revenue:
  Product licenses...................        484        349      1,562      2,393                            2,046      2,742
  Maintenance and services...........        505        252      1,175        793                            1,680      1,045
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total cost of revenue............        989        601      2,737      3,186     --         --          3,726      3,787
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit.........................     20,380     13,099     20,805     17,592                           41,185     30,691
Operating expenses:
  Research and development...........      4,807      3,127      5,786      5,488                           10,593      8,615
  Sales and marketing................      6,305      5,115      9,285      7,241                           15,590     12,356
  General and administrative.........      2,442      2,061      6,715      2,290                            9,157      4,351
  In-Process Technology..............     --         --         --          2,203                           --          2,203
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses.........     13,554     10,303     21,786     17,222     --         --         35,340     27,525
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations........      6,826      2,796       (981)       370                            5,845      3,166
Interest expense.....................         (2)        (9)    --         --                                   (2)        (9)
Other income, net....................        494        449        868        921                            1,362      1,370
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes....      7,318      3,236       (113)     1,291     --         --          7,205      4,527
Income tax provision (benefit).......      2,019        180        (40)       471     --         --          1,979        651
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)....................  $   5,299  $   3,056  $     (73) $     820  $  --      $  --      $   5,226  $   3,876
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) per share--Basic:
  Earnings (loss) per share..........  $    0.35  $    0.22  $   (0.01) $    0.09                        $    0.21  $    0.16
                                       ---------  ---------  ---------  ---------                        ---------  ---------
                                       ---------  ---------  ---------  ---------                        ---------  ---------
  Number of shares used in computing
    basic earnings (loss) per
    share............................     14,984     14,137      9,279      9,134        464        457     24,727     23,728
Earnings (loss) per share-- Diluted:
  Earnings (loss) per share..........  $    0.33  $    0.20  $   (0.01) $    0.09                        $    0.20  $    0.16
                                       ---------  ---------  ---------  ---------                        ---------  ---------
                                       ---------  ---------  ---------  ---------                        ---------  ---------
  Number of shares used in computing
    diluted earnings (loss) per
    share............................     16,240     15,000      9,279      9,388        725        469     26,244     24,857

   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                          NOTES TO UNAUDITED PRO FORMA
                         CONDENSED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

    The Unaudited Pro Forma Combined Condensed Financial Statements reflect the Exchange Ratio of 1.05 shares of Summit Common Stock for one share of OrCAD Common Stock. The actual number of shares of Summit Common Stock to be issued will be determined at the Effective Time based on the number of shares of OrCAD Common Stock outstanding at that date.

NOTE 2--PRO FORMA EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

    Earnings (loss) per common and common equivalent share amounts are based on the weighted average number of common shares outstanding and dilutive common equivalent shares assumed to be outstanding during the period using the treasury stock method, giving effect to the Merger as if it had been consummated at the beginning of the years presented given the assumptions described in Note 1.

NOTE 3--TRANSACTION COSTS

    Summit and OrCAD estimate that they will incur direct and indirect costs of approximately $3.9 million in connection with the Merger, relating mainly to financial advisory fees, legal and accounting services for both parties, personnel severance costs, the cancellation and continuation of contractual obligations and other integration costs. These nonrecurring costs will be charged to operations in the fiscal quarter in which the Merger is consummated. The Unaudited Pro Forma Combined Condensed Balance Sheet reflects these estimated transaction costs net of related taxes of $700,000 as if such costs were incurred as of June 30, 1998, but the effect of these costs are not reflected in the Unaudited Pro Forma Combined Condensed Statements of Operations.

NOTE 4--CONFORMING ADJUSTMENTS


    Summit has reviewed the status of the Combined Company's deferred taxes as if the acquisition had occurred at the beginning of the first period presented and has made necessary adjustments to the Combined Company's deferred taxes based upon the Combined Company's profitability. Merger and acquisition charges previously reported by OrCAD have been included in general and administrative expenses to conform with the presentation of Summit. Additionally, certain reclassifications have been made to historical Summit and OrCAD amounts to conform with the Combined Company's presentation. Such reclassifications had no effect on previously reported Summit or OrCAD financial positions or results of operations.

                     ADDITIONAL MATTER BEING SUBMITTED TO A
                        VOTE OF ONLY SUMMIT STOCKHOLDERS


PROPOSAL TWO-- AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF
              INCORPORATION--INCREASE TO AUTHORIZED COMMON STOCK

    On September 19, 1998, the Summit Board approved an amendment to the Certificate to increase the number of authorized shares of Summit Common Stock by 15,000,000 shares to 45,000,000 shares, contingent upon consummation of the Merger. Under such amendment, subject to stockholder approval, the Fourth Article of the Certificate would be amended and restated to read as follows:

    "The corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the corporation is authorized to issue is Fifty Million (50,000,000) shares, consisting of Forty-Five Million (45,000,000) shares of Common Stock, par value $0.01 per share, and Five Million (5,000,000) shares of Preferred Stock, par value $0.01 per share.

    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including without limitation the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series."

    As of   -  , 1998, there were 30,000,000 shares of Summit Common Stock authorized, of which approximately - shares were issued and outstanding and approximately - of which were reserved for issuance under Summit's stock benefit plans leaving only approximately - authorized shares available for future issuance. The issuance of Summit Common Stock to the stockholders and option holders of OrCAD pursuant to Proposal One herein would require up to approximately - shares of Summit Common Stock. Approval of the Merger is not dependent on Summit stockholder approval of the increase in the authorized number of shares of Summit Common Stock.


    In addition, although Summit has no specific plans to use the additional authorized shares of Summit Common Stock, the Summit Board believes that it is prudent to increase the number of authorized shares of Summit Common Stock to the proposed level in order to provide a reserve of shares available for issuances in connection with possible future actions. Such actions may include, but are not limited to, stock splits or stock dividends if the Summit Board were to determine that such would be desirable to facilitate a broader base of stockholders. The Summit Board also believes that the increased number of shares will provide the flexibility to effect other possible actions such as financings, corporate mergers, acquisitions of property, employee benefit plans and other general corporate purposes. Having such additional authorized shares available for issuance in the future would allow the Summit Board to issue shares of Summit Common Stock without the delay and expense associated with seeking stockholder approval in situations where stockholder approval is not otherwise required. In general, Nasdaq rules require stockholder approval of the issuance of common stock when the number of shares to be issued will increase the number of authorized shares of Summit Common Stock to equal or exceed 20% of the number of shares of common stock outstanding before the issuance of the stock. Elimination of the delays and expense occasioned by the necessity of obtaining stockholder approval will better enable Summit (or, after the

Merger, the Combined Company), among other things, to engage in financing transactions and acquisitions as well as to take advantage of changing market and financial conditions on a more competitive basis as determined by the Board.

    The increase in authorized Summit Common Stock will not have any immediate effect on the rights of existing stockholders. To the extent that the additional authorized shares are issued in the future, they will decrease the existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the existing stockholders.


    The increase in the authorized number of shares of Summit Common Stock could have an anti-takeover effect. Shares of authorized and unissued Summit Common Stock could (within the limits imposed by applicable law) be issued in one or more transactions that would make a takeover of Summit more difficult, and therefore less likely. For example, additional shares could be used to dilute the voting power of shares then outstanding or issued to persons who would support the Summit Board in opposing a hostile takeover bid or solicitation in opposition to management. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of Summit Common Stock, and such additional shares could be used to dilute the stock ownership or voting rights of persons seeking to obtain control of Summit.


    The Summit stockholders are being asked to approve such amendment. The affirmative vote of the holders of a majority of the outstanding shares of Summit Common Stock will be required to approve this amendment to the Certificate. The effect of a broker non-vote or an abstention is the same as that of a vote against the proposal.

    THE SUMMIT BOARD UNANIMOUSLY RECOMMENDS THAT SUMMIT STOCKHOLDERS VOTE "FOR" THE AMENDMENT OF THE CERTIFICATE TO INCREASE THE AUTHORIZED SUMMIT COMMON STOCK TO 45,000,000 SHARES. APPROVAL OF THE MERGER IS NOT DEPENDENT ON SUMMIT STOCKHOLDER APPROVAL OF THE INCREASE IN THE AUTHORIZED NUMBER OF SHARES OF SUMMIT COMMON STOCK.

                                SUMMIT BUSINESS

GENERAL

    Summit is a leading supplier of software tools designed to solve the IC engineering problems caused by increasing chip complexity and the corporate problem of reusing highly valuable IP created by IC engineers. The worldwide community of IC engineers is rapidly moving up in the design hierarchy from physical design entry to functional level design. This migration is intended to achieve greater engineering efficiency and shorter time to market and to provide an excellent basis for IC intellectual property management. At the functional level of design, engineers conceptualize designs in graphical paradigms such as block diagrams, state machines and flow diagrams and then write programs describing those concepts in a textual language called a Hardware Descriptive Language ("HDL"). There are two standard HDLs, Verilog and VHDL. There are two levels of functional design, Register Transfer Level ("RTL") and Behavioral level. The mathematical process to translate from an RTL design to the physical level of design is called synthesis. With Summit's Visual HDL product, the IC engineer can draw functional level designs on a workstation or PC using familiar graphical paradigms such as block diagrams, state machines and flow diagrams. Visual HDL compiles these graphical representations into correct by construction, synthesis ready, behavioral or RTL designs. Summit's suite of RTL simulation, verification and optimization software tools then provide a highly efficient environment for getting a design from concept to synthesis. Summit's IP solutions allow the synthesizable design with graphical executable documentation to be placed in libraries for reuse or to be distributed in a software model format for early inclusion in future electronic system or product designs.

RECENT DEVELOPMENTS

    Summit entered into a joint venture with Anam, effective April 1, 1996, pursuant to which the joint venture corporation (Summit Asia, Ltd. ("Summit Asia")) acquired exclusive rights to sell, distribute and support all of Summit's products in the Asia-Pacific region, excluding Japan. Prior to that date, Anam was an independent distributor of Summit's products in Korea. In April 1998, Summit Asia, which is headquartered in Korea, was renamed Asia Design Corporation ("ADC"). In May 1998, Summit exchanged a portion of its ownership in ADC for ownership in another company located in Hong Kong, Summit Design Asia, Ltd. ("SDA"). SDA also acquired an equity investment in ADC. In June 1998, Summit and Anam each loaned SDA $750,000, which is guaranteed by ADC. SDA acquired from ADC the exclusive rights to sell, distribute and support Summit's products in the Asia-Pacific region, excluding Japan. SDA granted distribution rights to Summit's products to ADC for the Asia Pacific region, excluding Japan.

    On June 30, 1998, Summit acquired ProSoft in a transaction accounted for as a pooling-of-interests. ProSoft develops software tools used to verify embedded systems software prior to the availability of a hardware prototype. The effect of the combination did not have a material impact on the net sales and net income of the combined entity.

BACKGROUND

    EDA software has played a critical role in accelerating the dramatic advances in the electronics industry over the past two decades. The need for advances in EDA tools has resulted from the increasing complexity of ICs, as well as the increasing number of new IC design starts and the scarcity of skilled IC design and verification engineers. The increase in the complexity of ICs lengthens the development cycle while, at the same time, competitive pressures shorten product life cycles. The objectives of EDA are to reduce time to market and the costs associated with product design, entry, analysis, verification and optimization while permitting the development of a greater number of designs of higher speed and density chips that can be reliably manufactured.

    IC development productivity has increased through the evolution of EDA, but has significantly lagged fabrication technology in recent years. Fabrication technology has advanced from the ability to produce chips with over 1 thousand gates at 5 micron line-widths in the 1970s, to more than 10,000 gates in the 1980s, to greater than 1 million gates at sub 0.5 micron line-widths today. For example, the processor used in the original IBM PC in 1981 had approximately 10,000 gates and was manufactured using 3 micron process technology, whereas the Pentium Pro introduced in 1995 contains approximately 2 million gates and is manufactured using 0.35 micron process technology.

    In contrast to the progress in fabrication technology, the productivity of the average design engineer has not kept pace. As a result, a greater number of engineering hours are required to produce many of today's more complex designs, leading to either longer development schedules or the need for larger design teams. To address this challenge, organizations with IC design capabilities continue to search for EDA tools that enable them to increase their productivity and meet the aggressive development schedules dictated by competitive forces.

ADVANCES IN EDA

    EDA tools emerged in the early 1970s with the introduction of computer aided design ("CAD") software that permitted engineers to textually enter designs of several thousand gates, and in the early 1980s evolved to computer aided engineering ("CAE") software that enabled engineers to graphically enter designs of tens of thousands of gates. Despite the advantages of graphical CAE tools, design at the gate level became impractical and more error prone as design complexities and gate counts increased. To address these problems, textual HDLs, logic synthesis and functional level simulation tools were introduced in the late 1980s, allowing engineers to engage in high level design automation ("HLDA"). To use the HLDA methodology, engineers are required to describe their IC design in a textual HDL, such as VHDL or Verilog. After the design is coded in HDL, the HDL description can be executed using simulation software to emulate the operation of the desired IC, allowing the engineer to debug the design without building a hardware prototype. The HDL description can be automatically translated to a gate level description using a synthesis software tool.

LIMITATIONS OF HLDA

    HLDA tools have enabled engineers to accelerate IC development schedules and create more complex chips. However, these tools have significant limitations. First, the conventional design flow for IC engineers using HLDA tools is to represent a design in hand-drawn graphical paradigms such as block diagrams, state machines, flow charts or truth tables, and then laboriously translate their hand-drawn graphical designs into a textual HDL which resembles software program code. This process is time consuming and error prone, and requires the engineer to master a complex programming language. Second, the numerous lines of HDL code that comprise a design are very difficult for engineering teams to understand and communicate during design reviews and equally difficult for engineering management to understand and evaluate. Third, while it would be possible to accelerate time to market by reusing portions of HDL code where similar functions are needed, reuse of HDL code is difficult and often avoided because the complex HDL code complicates understanding the design's functional intent. Fourth, the HLDA methodology is further limiting because textual HDL code typically must be written in either Verilog or VHDL and according to strict rules unique to a specific synthesis tool. This limits the ability of engineers to increase synthesis efficiency by using various HDL languages and multiple synthesis tools. Finally, the lack of stylistic restrictions in HDLs often allows designers to express an IC functional design several different ways. As a result, an HDL design could comply with HDL programming constraints and yet not be able to be synthesized. As importantly, the lack of restrictions allows a designer to produce an HDL description that can be synthesized but that is not as efficient in terms of the resulting gate count or circuit timing. Further, the lack of programming consistency between engineers arising from the lack of stylistic restrictions complicates design team management and design integration. Primarily as a result of the above shortcomings, adoption of HLDA tools as of 1995 had been limited to approximately 18% of the estimated 285,000 IC design engineers worldwide.

    In order to meet the market's demands for more powerful, higher density ICs and to reduce both time to market and cost, IC designers and manufacturers seek design, analysis, verification and optimization tools that overcome the limitations of the current HLDA methodologies.

THE SUMMIT SOLUTIONS

    Summit offers software products to assist design engineers to meet the market demands for rapid time to market, increased product functionality and lower product cost while providing the corporations that employ these engineers an efficient way to document, revise and distribute the highly valuable IC intellectual property they create. In 1994, Summit introduced Visual HDL for VHDL, its first graphical product, which accelerates the development, analysis and documentation of single function ICs as well as complete systems on a chip. Visual HDL products automate manual design entry and verification by enabling IC systems and design engineers to create and verify IC designs using familiar graphical paradigms such as block diagrams, state machines, flow charts and truth tables, rather than less intuitive textual HDL code. In 1997, Summit's software tool suite, named "HLDA Plus", became a market leader in RTL solutions. Summit's HLDA Plus tools assist an IC engineer from concept to synthesis in the shortest period of time and with a design that has been analyzed and verified for correctness and optimized for IC speed and or size. Visual HDL for VHDL and Verilog has become an industry leader for graphical design creation, analysis and IP management for both Workstation and PC-based IC engineering. Summit's seven other HLDA Plus tools include a mathematical RTL design verification product, HDL Alert, three simulation analysis tools that help the engineer prepare simulation input data, run simulations, analyze simulation results, and HDL Score which allows the engineer to determine when the simulation process has tested the entire design. State Optimize allows the engineer to optimize designs for IC speed and or size, Virtual CPU ("V-CPU") provides a capability that allows a software and hardware engineer to work together at design time in a highly efficient co-verification environment and E-Sim allows the engineer to verify embedded systems software prior to the availability of a hardware prototype.

    Summit believes that its products provide the following benefits:

    INCREASED DESIGN PRODUCTIVITY

    Summit's HLDA Plus products enhance the designers' ability to create, verify and document HDL designs while managing the HDL development environment. These products provide the ability to capture, analyze and verify a variety of high level graphical descriptions and automatically produce a synthesis-ready RTL design, thus eliminating the need to perform time-consuming and error-prone manual coding in an HDL. These familiar graphical descriptions are more easily debugged and more easily communicated among IC engineering team members. The descriptions also facilitate review and approval by engineering management.

    DESIGN REUSE, RE-TARGETING AND CONSISTENCY

    Summit's HLDA Plus products enable engineers to use libraries of existing VHDL or Verilog code. This code can be used as HDL inputs or automatically converted into a graphical format. Due to the widespread ability of engineers to understand this graphical format, designs can be more easily modified and reused in future developments. In addition, Summit's products can optimize the design output for nearly all of the EDA industry's standard synthesis and simulation tools. In the event the designer requires a different synthesis or simulation tool, the design can be automatically re-targeted to optimize the HDL output for the desired tool set. Finally, because each engineer's work is implemented using Summit's software, which automatically generates the actual HDL code, design efficiency and consistency is maintained even when several engineers work on a project.

STRATEGY

    Summit's mission is to become the leading supplier of HLDA software and to achieve wide-spread acceptance of these technologies by expanding the size of Summit's served market. The key objectives of Summit's strategy to achieve this mission are as follows:

    ACCELERATE MARKET ADOPTION OF HLDA PLUS

    Summit intends to expand market acceptance by focusing on key customer accounts to ensure their successful adoption of the HLDA Plus methodology. Summit believes that successful adoption by certain key customers in various industries will promote adoption by other customers within those industries. Summit also believes that its joint development and marketing programs with industry leaders promote awareness and adoption of HLDA. In addition, Summit supports all of the industry's major synthesis, simulation, layout and test products and continues to support and complement new standards as they emerge. Summit also targets student engineers by introducing them to its HLDA Plus tools through programs with various universities.

    Summit will continue its aggressive third party position to form and maintain relationships with EDA industry leaders. This strategy will promote an open environment for our customers that provides for future flexibility and maximum use of their capital investments. Seamless interoperability is the mission of this strategic objective.

    LEVERAGE SUMMIT'S HLDA PLUS TECHNOLOGY

    Summit intends to integrate all of its technology into a design environment that focuses on getting an IC engineer from product conceptualization through design creation, analysis, verification and optimization. This environment will provide the most efficient methodology to get a design correct and ready for synthesis. In addition Summit's HLDA Plus software environment includes a complete hardware /software coverification capability and the ability for the engineer to create an encrypted software model of the synthesized design that can be used by systems and electronic product designers long before a hardware prototype is available. The products comprising this design environment can be used as a bundled set or individually with other analysis, verification and simulation products available from other EDA vendors.

    BROADEN THE SCOPE OF HLDA PLUS

    Summit will continue to identify challenges facing both IC systems engineers and IC design engineers in the areas of HLDA and to focus its development efforts on products to further increase productivity in the creation, analysis, verification, documentation and optimization of single function ICs and complete systems on a chip. Summit believes that power, timing, thermal and cost constraints management and analog circuit design will become increasingly significant bottlenecks, especially in the area of complete systems on a chip. Summit believes that in the future its HLDA Plus products will provide a graphical means for both systems and design engineers to specify the functional intent and simulate the interoperability of hardware and software, as well as providing the capability to perform what-if analysis on constraints such as power, speed, temperature and cost at the front end of the development process.


PRODUCTS



    EDA software tools aid electronic engineers in the design of increasingly complex products, and the tools provided by EDA suppliers must be periodically upgraded to meet the needs of the engineering community. Although the core technology and functionality remain essentially the same for the life of a product, EDA software tools undergo continual maintenance engineering for bug fixes and quality control. This continuation engineering is provided to Summit's customers in the form of an upgrade.

    Summit attempts to release upgrades for each of its major products on an annual basis. The dates of the last upgrades of these major products are as follows:



PRODUCT                                                                            LAST UPGRADE
--------------------------------------------------------------------------------  ---------------
Visual HDL......................................................................       12/97
Text to Graphics................................................................       12/97
Visual Testbench................................................................       9/98
VirSim..........................................................................       6/98



    In addition, in June 1998, Summit commercially released two new products:
HDL Score and V-CPU.



    Visual HDL, Text to Graphics, Visual Testbench, VirSim and V-CPU all made significant contributions to revenue for the six months ended June 30, 1998. Visual HDL, Text to Graphics and Visual Testbench were also significant contributors to revenue in 1997.


    Visual HDL for VHDL and Verilog provide system design management, graphical design creation, graphical level simulation, HDL code generation and high speed compiled simulation. These products are the result of a focused five-year development effort of approximately 40 EDA software development experts. Visual Testbench allows a design engineer to graphically create timing and pattern data to drive the RTL simulation process. This product allows the IC designer to "what-if" on timing variables with the goal of quickly bringing a design to a substantially bug-free state. As a result of the acquisitions of TriQuest, SimTech and ProSoft, Summit offers analysis, verification, and optimization products which include VirSim, HDL Score, HDL Alert, State Optimize, V-CPU and E-Sim which provide a design verification environment for all RTL designs. Visual IP allows the design engineer to create a software model of an RTL design that has high quality graphical documentation and can be distributed to other electronic designers to be used in IC systems and electronic products long before chips are available. Summit's products are constructed using modern software design methods and programming languages such as C and C++. Summit's products operate on the industry's most popular UNIX workstations and, on PCs running Windows 3.1, Windows 95 and Windows NT.

DESIGN SOLUTION PRODUCTS

    Visual HDL for VHDL and Visual HDL for Verilog (together, "Visual HDL") are graphical creation and analysis solutions designed to simplify and accelerate top-down design. Visual HDL can raise productivity by allowing system level, behavioral level and functional level design entry using graphical design methods such as block diagrams, state machines, flow charts and truth tables. As a result, engineers no longer need to textually program their designs in lines of VHDL or Verilog code. Once the design is graphically captured, Visual HDL can then automatically generate synthesizable HDL code that is optimized for specific synthesis tools.

    Visual HDL for VHDL uses VHDL as its internal data format and Visual HDL for Verilog uses Verilog as its internal data format, allowing both products to support all the hardware modeling features of both of these standard HDL languages. Competing products typically use proprietary internal languages making them more difficult to use because the design engineer must learn an additional textual language. Such products do not take full advantage of the functionality of VHDL or Verilog, thus limiting the level of integration that can be achieved with industry standard simulation and synthesis tools.

    The Visual HDL design environment offers several benefits to top-down designers, including easier design creation and faster, more complete design debugging. Because Visual HDL represents HDL code graphically, designers can better communicate their ideas in a much more intuitive manner. This allows experienced and novice HDL designers to work together efficiently. Visual HDL automatically generates HDL code that is optimized for efficient synthesis. It can also import VHDL or Verilog code and automatically generate graphics from this source text. Utilizing the graphical representations generated by

Visual HDL, designers are able to quickly determine the original design intent, allowing them to save time by reusing design components in future designs. An important aspect of Visual HDL is its graphical simulation and debug environment. This environment allows designers to view the path of simulation execution and the simulation results. This gives them the opportunity to shorten development time by focusing on debugging their circuits instead of debugging their HDL code. Visual HDL also provides point-and-click functionality which allows engineers to quickly determine the cause of a bug by highlighting the specific line of text and the related graphical representation where the error exists, thereby significantly shortening the time to debug a program.

    Text-To-Graphics is now offered as an add-on to Visual HDL. With Text-To-Graphics, the user can convert any VHDL or Verilog textual description into graphics and control the process by choosing the resultant graphical format. Text-To-Block-Diagram now contains the graphic bundling feature (as described below). Text-To-State Machine converts VHDL/Verilog descriptions into graphical State Diagrams, and the Text-To-Flow Chart feature converts textual descriptions of VHDL and Verilog into graphical flowcharts.

    Visual HDL operates in both VHDL and Verilog on UNIX workstations and on PCs. It supports a broad range of HLDA synthesis and simulation products, including products from Synopsys, Mentor Graphics, Cadence, IBM, Altera, Simplicity and Exemplar. Visual HDL for VHDL was first shipped in the first quarter of 1994, and Visual HDL for Verilog was first shipped in the fourth quarter of 1995. The fifth major release of Visual HDL was released in December 1997.

    As of August 31, 1998, Visual HDL's single seat list price ranged from $18,000 to $30,000. The list price of the UNIX workstation version of Visual HDL for VHDL is higher than that for PCs. The actual price for a system also varies depending on the duration of the license and the simulation features included. For example, because Visual HDL for VHDL generally includes a Summit simulator, its price is higher than Visual HDL for Verilog, which uses the Verilog XL simulator sold by Cadence. Finally, the Visual HDL price for a floating license commands a premium over the node locked version since it offers multi-user flexibility.

    Summit recently introduced Visual IP, which allows the design engineer to create a software model of an RTL design that has high quality graphical documentation and can be distributed to other electronic designers to be used in IC systems and electronic products long before chips are available. The synthesizable design with graphical executable documentation can be placed in libraries for reuse or distribution in an encrypted, executable software model format for early inclusion in future electronic systems or product design.

    Visual Testbench provides a methodology for creating simulation stimulus, validating device timing specifications and tying simulation results directly to test. Visual Testbench is designed to raise productivity by providing graphical timing diagrams, specification spreadsheets and flowcharts for simulation stimulus creation. In addition, this product allows the designer to check that timing requirements have been met by the simulation. Summit anticipates a lengthy period of test marketing for Visual Testbench. Accordingly, Summit cannot predict the extent, if any, to which it will realize revenue from this product.

VERIFICATION SOLUTION PRODUCTS

    Summit's verification products include VirSim, HDL Score, HDL Alert, State Optimize, V-CPU and E-Sim.

    VirSim provides an integrated set of advanced debug and analysis tools for use with the leading Verilog simulators. VirSim is a multi-windowed product that makes extensive use of graphics. It provides an advanced graphical debug environment that includes multiple debug windows for presenting Verilog design and simulation results in different graphical views. Outputs from both digital and analog simulation runs are supported and signal values can be displayed as digital or analog graphical waveforms. Multiple simulation runs can be debugged at the same time, allowing signals from different simulations to be compared easily in graphical and analytical formats.

    HDL Score provides a quantitative measure of the quality of simulation tests that have been applied to an entire design or to user-selected portions of a design. Simply stated, HDL Score tells the design engineer when they have performed an adequate amount of simulation. HDL Score works with all RTL designs and simulation environments and fits seamlessly into the design verification process. While using HDL Score prior to synthesis is the most productive way of using the tool, HDL Score supports coverage for all levels of design and all HDL language implementations.

    HDL Alert is a static analysis product that mathematically verifies RTL designs. It incorporates proprietary verification in algorithms that statistically analyze a design and provides graphical information about design flows. HDL Alert quickly finds design errors that simulation cannot detect or that require excessive simulation hours to detect.

    State Optimize is an optimization and exploration tool that works at the RTL level of design. It accepts RTL descriptions of control logic and generates multiple RTL implementation alternatives with various speed and IC area characteristics. The engineer simply chooses the desired result from a graphical display or plot and State Optimize produces the RTL design.

    V-CPU allows embedded-system designers to analyze and validate the interaction between hardware and software early in the development process, while design options are still open. Co-verification of software can begin as soon as there is an executable description of the software and hardware. This early integration of efforts allows problems to be detected while they are still easy to fix. With V-CPU, software developers can test software against simulated hardware at high execution rates, and hardware developers can validate the system architecture with stimulus provided by the software.

    E-Sim is a product which is used by engineers to verify embedded systems software prior to the availability of a hardware prototype.

    Summit's future success depends primarily upon the market acceptance of its existing and future HLDA Plus products. Summit's HLDA Plus products incorporate certain unique design methodologies and thus represent a departure from industry standards for design entry and verification. Summit believes that broad market acceptance of its HLDA Plus products will depend on several factors, including the ability to significantly enhance design productivity, ease of use, interoperability with existing EDA tools, price and the customer's assessment of Summit's financial resources and its technical, managerial, service and support expertise. Although demand for HLDA Plus products has increased in recent years, the market for HLDA Plus products is still emerging and there can be no assurance that it will continue to grow or that, even if the market does grow, businesses will continue to purchase Summit's HLDA Plus products. A decline in the demand for, or the failure to achieve broad market acceptance of, Summit's HLDA Plus products will have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

CUSTOMERS

    Summit's end-user customers include companies in a wide range of industries, including semiconductor devices, telecommunications, computer/peripherals, consumer electronics, aerospace/defense and other electronics entities. In 1997, sales to CSC accounted for 29% of Summit's total revenue, no other customer accounted for more than 10% of total revenue. As of February 28, 1998, Summit had installed more than 3,100 seats of its design solution tools in more than 350 companies, of which more than 280 companies had entered into support contracts. In addition, as of such date, Summit has installed more than 4,000 seats of verification solution tools. The following table lists a representative sample of Summit's worldwide end-user customers that generated at least $25,000 in revenue for Summit in 1996 or 1997:

 SEMI-CONDUCTOR      TELECOMMUNI-         COMPUTER/          CONSUMER          AEROSPACE/
     DEVICES            CATIONS          PERIPHERALS        ELECTRONICS          DEFENSE             OTHER
AMD                Alcatel            Adaptec            Canon              Allied Signal      Credence
Chips and Tech-    Bay Networks       Compaq             Delco Electronics  Hughes Aircraft    Fuji/Xerox
nologies           Bell Northern      Digital Equipment  Honeywell          Lockheed-Martin    Lucky Goldstar
Cisco Systems      Bosch              Fujitsu            Matsushita         Raytheon           Teradyne
I-Cube             Cabletron          Hewlett-Packard    Mitsubishi         Rockwell           Xerox
Level One          Ericsson           Hitachi            NEC                TRW                Zenith
LSI Logic          Hitachi            IBM                Phillips
Motorola           Lucent             OKI                Sharp
National Semi      Newbridge          Quantum            Sony
PMC Sierra         Networks           Seagate
SGS-Thomson        Nokia              Siemans
Texas Instruments  Northern Telecom   Storagetek
                                      Stratus
                                      Sun Microsystems

    The following examples illustrate the selection and use of Summit's products by certain of Summit's customers. There can be no assurance that new or existing customers will achieve any of the benefits described below.

    A major communications company used Visual HDL to provide solutions for their electronic systems designers. The team designed an FPGA, which provided clock signal controls for a backplane interface. There was an extremely tight deadline on this project and the design team had no previous HDL experience. The team found Visual HDL very intuitive and easy to adapt to fit their design requirements which helped them complete their design in the short time frame allotted.

    A workstation division of a major computer company used Visual HDL to develop ASIC's for their hardware. Their objectives were governed by functionality, cost, quality and time-to-market constraints. This industry is highly competitive and required them to use leading edge technology to meet their goals. Their design teams were a mix of expert and novice designers, which necessitated finding a tool to accommodate everyone in the team. Using Visual HDL's graphical capability improved the team's communication and coordination. Visual HDL was a natural fit as they design in a top-down fashion.

    A networking and communications division of a major electronics company believed that the V-CPU hardware/software co-simulation environment allowed their operation to develop software prior to having actual silicon. This capability reduced software and hardware revisions as hardware/software integration was verified prior to tape out, thereby reducing time to market. The flexibility of the V-CPU product and the support from Summit enabled them to use the tool with their hardware models and their software development environment within one week.

    A major semiconductor company selected VirSim for their entire Design Center after having had excellent experiences with it on past projects. VirSim was found to be a robust tool and became the mainstay of their development environment. They believed the ease of building complex expressions for identifying problems was exceptional. Projects which had previously taken hours of scanning the screen can now be performed in seconds.

MARKETING AND SALES

    Summit markets its products to customers worldwide who design or manufacture ICs for their own use or sale in a wide variety of industries. The primary objectives of Summit's marketing effort are to increase market awareness of Summit's products, to promote the adoption of HLDA Plus methodologies, and to evaluate customer satisfaction and determine additional customer demands. To increase market awareness, Summit displays its HLDA Plus products at all major industry trade shows, including the annual Design Automation Conference. Summit also promotes its products through advertisements in trade journals and by sponsoring various seminar series. To promote the adoption of its methodologies, Summit offers its products at a reduced cost to design engineering programs at several universities so that engineering students may become familiar with Summit's products and design techniques.

    Summit's sales strategy is to employ its direct sales as well as its independent and affiliated distributors to efficiently and effectively target individual customer and product market segments. As of August 31, 1998, Summit had 50 employees in its sales organization and 10 employees in its marketing group.

DIRECT SALES

    Summit employs direct sales teams which combine technically proficient sales persons with skilled field applications engineers capable of serving the sophisticated needs of the management and engineering staff of its customers. Summit assigns selected direct sales personnel to target major accounts, such as vertically integrated systems design houses like Lucent, IBM, Motorola and Siemens that produce their own IC designs for their electronic products. Major accounts receive particular focus because of their size and influence as industry leaders.

    Summit's direct sales force operates in the United States and portions of Europe, with offices in Arizona, California, Colorado, Florida, Massachusetts, Minnesota, Oregon and Texas, as well as France, Germany and the United Kingdom. Approximately 71%, 54% and 58% of Summit's revenue for the years ended December 31, 1997, 1996 and 1995, respectively, were generated through Summit's direct sales force.

DISTRIBUTORS


    Distributors promote and distribute Summit's products in the Asia Pacific region, the United Kingdom, France, Germany, Sweden, Italy and Israel. Approximately 29%, 46% and 42% of Summit's revenue in the years ended December 31, 1997, 1996 and 1995, respectively, were attributable to sales made through distributors. Summit had entered into a joint venture with Anam, effective April 1, 1996, pursuant to which the joint venture corporation (Summit Asia, Ltd. ("Summit Asia")) acquired exclusive rights to sell, distribute and support all of Summit's products in the Asia Pacific region, excluding Japan. Prior to that date, Anam was an independent distributor of Summit's products in Korea. In April 1998, Summit Asia, which is headquartered in Korea, was renamed Asia Design Corporation ("ADC"). In May 1998, Summit exchanged a portion of its ownership in ADC for ownership in another company located in Hong Kong, Summit Asia, Ltd. ("SDA"). SDA also acquired an equity investment in ADC. In June 1998, Summit and Anam each loaned SDA $750,000, which is guaranteed by ADC. SDA acquired from ADC the exclusive rights to sell, distribute and support Summit's products in the Asia Pacific region, excluding Japan. SDA granted distribution rights to Summit's products to ADC for the Asia Pacific region, excluding Japan. During the first quarter of 1997, Summit entered into a distribution agreement with ATE pursuant to which ATE was granted exclusive rights to sell, distribute and support Summit's Visual Testbench products within Japan until March 1999, subject to Summit's ability to terminate the relationship if ATE fails to meet quarterly sales objectives. The agreement may also be terminated by either party for breach. In addition, in the first quarter of 1996, Summit entered into a three year, exclusive distribution agreement for its HLDA products in Japan with Seiko. In the event Seiko fails to meet specified quotas for two or more quarterly periods, exclusivity can be terminated by Summit, subject to Seiko's right to pay a specified fee to maintain exclusivity. The agreement is renewable for successive five-year terms by mutual agreement of Summit and Seiko and terminable by either party for breach. Sales through Seiko accounted for 12%, 15%, and 13% of Summit's total revenue for the years ended December 31, 1997, 1996 and 1995, respectively. In March 1997, Summit entered into a three year distribution agreement with Kanematsu USA, Inc. to which Kanematsu was granted exclusive distribution rights to sell, distribute and support certain verification products in Japan. For the year ended December 31, 1997, all sales of Summit's products in the Asia-Pacific region were made through Summit Asia, ATE, Kanematsu and Seiko. There can be no assurance the relationships with Summit Asia, ATE, Kanematsu and Seiko will be effective in maintaining or increasing sales relative to the levels experienced prior to such relationships. Summit also has independent distributors in Europe and is dependent on the continued viability and financial stability of these distributors.



    Approximately 34%, 50% and 53% of Summit's revenue for the years ended December 31, 1997, 1996 and 1995, respectively, were attributable to sales made outside of the United States, which includes the Asia Pacific region and Europe. Approximately 23%, 34% and 39% of Summit's revenue for the years ended December 31, 1997, 1996 and 1995, respectively were attributable to sales made in the Asia Pacific region and approximately 11%, 16% and 14% of Summit's revenue for the years ended December 31, 1997, 1996 and 1995 were attributable to sales made in Europe. In order to successfully expand international sales, Summit may need to establish additional foreign operations, hire additional personnel and recruit additional international distributors. This will require significant management attention and financial resources and could adversely affect Summit's operating margins. In addition, to the extent that Summit is unable to effect these additions in a timely manner, Summit's growth, if any, in international sales will be limited. There can be no assurance that Summit will be able to maintain or increase international sales of Summit's products, and failure to do so could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. Summit's reliance on distributors involves certain risks. For example, Summit is dependent on the continued viability and financial stability of its distributors. Since Summit's products are used by skilled design engineers, distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of distributors possess these resources. In addition, Summit Asia, ATE, Kanematsu and Seiko, as well as Summit's other distributors, may offer products of several different companies, including competitors of Summit. There can be no assurance that Summit's current distributors will continue to market or service and support Summit's products effectively, that any distributor will continue to sell Summit's products or that the distributors will not devote greater resources to products of other companies. The loss of, or a significant reduction in, revenue from Summit's distributors could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.


CUSTOMER SERVICES

    Technical support is available to customers on both a pre-sale and post-sale basis. Pre-sale support involves Summit's application engineers working with Summit's direct sales force and distributors to provide on-site support during the end user's evaluation and implementation process. Post-sale support is provided through annual maintenance contracts which provide customers access to Summit's technical support team via telephone, minor enhancements and any major upgrades. This program is sold for 15% to 20% of the list price of the product, depending on the product. Summit provides its customers with a 90-day warranty that its product media is free from defects.

    In addition to its maintenance, technical support and upgrade fees, Summit also conducts a variety of training programs ranging from introductory level courses to advanced training on full use of all of its products. Training is offered at Summit's facilities, at distributors' facilities and at customer locations worldwide. Summit intends to further expand its focus on customer training. For the years ended

December 31, 1997, 1996 and 1995, maintenance and services provided approximately 20%, 21% and 18% of Summit's total revenue, respectively.

COMPETITION

    The EDA industry is highly competitive and Summit expects competition to increase as other EDA companies introduce HLDA products. Summit principally competes with Mentor Graphics and a number of smaller firms. Indirectly, Summit also competes with other firms that offer alternatives to HLDA and could potentially offer more directly competitive products in the future. Certain of these companies have significantly greater financial, technical and marketing resources and larger installed customer bases than Summit. Some of Summit's current and future competitors offer a more complete range of EDA products and may distribute products that directly compete with Summit's HLDA Plus products by bundling such products with their core product line. In addition, Summit's products perform a variety of functions, certain of which are, and in the future may be, offered as separate products or discrete point solutions by Summit's existing and future competitors. For example, certain companies currently offer design entry products without simulators. There can be no assurance that such competition will not cause Summit to offer point solutions instead of, or in addition to, Summit's current software products. Such point solutions would be priced lower than Summit's current product offerings and could cause Summit's average selling prices to decrease, which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. Summit competes on the basis of certain factors including product capabilities, product performance, price, support of industry standards, ease of use, first to market and customer technical support and service. Summit believes that it competes favorably overall with respect to these factors. However, in particular cases, Summit's competitors may offer HLDA products with functionality which is sought by Summit's prospective customers and which differs from that offered by Summit. In addition, certain competitors may achieve a marketing advantage by establishing formal alliances with other EDA vendors. Further, the EDA industry in general has experienced significant consolidation in recent years, and the acquisition of one of Summit's competitors by a larger, more established EDA vendor could create a more significant competitor. There can be no assurance that Summit will be able to compete successfully against current and future competitors or that competitive pressures faced by Summit will not have a material adverse effect on its business, financial condition, results of operations or cash flows. There can be no assurance that Summit's current and future competitors will not be able to develop products comparable or superior to those developed by Summit or to adapt more quickly than Summit to new technologies, evolving industry trends or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

PRODUCT DEVELOPMENT

    Development of HLDA products has been performed at Summit's offices in Israel and at Summit's principal office in Beaverton, Oregon. As the result of the acquisitions of TriQuest and SimTech during 1997, and ProSoft in 1998, Summit has added additional research and development facilities in Campbell, California, New Brighton, Minnesota and Finland. As of August 31, 1998, Summit's research and development team consisted of 93 software developers, dedicated to Summit's products.

    For the years ended December 31, 1997, 1996, and 1995, Summit's research and development expenditures were approximately $7.0 million, $5.9 million, and $5.4 million, respectively, which represented approximately 22%, 29%, and 38% of revenue in each such period. Summit has to date expensed all research and development costs as incurred.

    Summit's research and development strategy is to be proactive in determining customer needs and to develop new HLDA products to meet these needs. Summit believes that system-level definition and design analysis will become increasingly significant bottlenecks in the IC development process and thus present product development opportunities. Summit's research and development efforts are focused on creating products to further increase productivity in the creation, verification, documentation and the preservation of both IC and system level designs.

    Summit has actively sought to establish cooperative relationships with certain EDA industry leaders in order to gain early access to new product information and to better integrate Summit's products with those supplied by other vendors in the EDA market. For example, Summit has a relationship with Cadence pursuant to which Cadence helps specify the integration between Summit's Visual HDL for Verilog and Cadence Verilog XL simulator. Summit believes that these relationship mutually benefit Summit and the EDA vendors by fostering development and facilitating interoperability of Summit's and vendors' complementary products. These relationships are informal and may be terminated by either party with limited notice. In addition, such relationships are with companies that are current or potential future competitors of Summit. If any of these relationships were terminated and Summit was unable to obtain in a timely manner information regarding modifications of third party products necessary for modifying its software products to interoperate with these third party products, Summit could experience a significant increase in development costs, the development process would take longer, product introductions would be delayed and Summit's business, financial condition, results of operations or cash flows could be materially adversely affected. The EDA industry is characterized by extremely rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. In addition, customers in the EDA industry require software products that allow them to reduce time to market, differentiate their products, improve their engineering productivity and reduce their design errors. Summit's future success will depend upon its ability to enhance its current products, develop and introduce new products that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. There can be no assurance that Summit will be successful in developing and marketing product enhancements or new products that respond to technological change or emerging industry standards, that Summit will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products will adequately meet the requirements of the marketplace and achieve market acceptance. If Summit is unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if such product releases have been pre-announced, Summit's business, financial condition, results of operations or cash flows would be materially adversely affected.

    Software products as complex as those offered by Summit may contain errors that may be detected at any point in the products' life cycles. Summit has in the past discovered software errors in certain of its products and has experienced delays in shipment of products during the period required to correct these errors. There can be no assurance that, despite testing by Summit and by current and potential customers, errors will not be found, resulting in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to Summit's reputation or increased service and warranty costs, any of which could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

PROPRIETARY RIGHTS

    Summit's success depends upon its proprietary technology. Summit relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, licensing arrangements and technical means to establish and protect its proprietary rights. As part of its confidentiality procedures, Summit generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and limits access to, and distribution of, its software, documentation and other proprietary information. In addition, Summit's products are protected by hardware locks and software encryption techniques designed to deter unauthorized use and copying. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use Summit's products or technology without authorization, or to develop similar technology independently. In addition, effective protection of intellectual property rights may be unavailable or limited in certain foreign countries.

    Summit provides its products to end-users primarily under "shrink-wrap" license agreements included within the packaged software. In addition, Summit delivers certain of its verification products electronically under an electronic version of a "shrink wrap" license agreement. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in certain jurisdictions. In addition, the laws of some foreign countries do not protect Summit's proprietary rights as fully as do the laws of the United States. There can be no assurance that Summit's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology. Summit could be increasingly subject to infringement claims as the number of products and competitors in Summit's industry segment grows, the functionality of products in its industry segment overlaps and an increasing number of software patents are granted by the United States Patent and Trademark Office. Although Summit is not aware of any threatened litigation or infringement claims, there can be no assurance that a third party will not claim such infringement by Summit with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product delays or require Summit to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to Summit or at all. Failure to protect its proprietary rights or claims of infringement could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.

OPERATIONS IN ISRAEL

    Summit's research and development operations related to its Visual HDL products are located in Israel and may be affected by economic, political and military conditions in that country. Accordingly, Summit's business, financial condition, results of operations or cash flows could be materially adversely affected if hostilities involving Israel should occur. This risk is heightened due to the restrictions on Summit's ability to manufacture or transfer outside of Israel any technology developed under research and development grants from the government of Israel as described in "Summit--Summit Business--Israeli Research, Development and Marketing Grants." In addition, while all of Summit's sales are denominated in U.S. dollars, a portion of Summit's annual costs and expenses in Israel are paid in Israeli currency. These costs and expenses were approximately $4.7, $4.3 and $4.3 million in 1997, 1996 and 1995, respectively. Payment in Israeli currency subjects Summit to foreign currency fluctuations and to economic pressures resulting from Israel's generally high rate of inflation, which has been approximately 7%, 11% and 8% during 1997, 1996, and 1995, respectively. Summit's primary expense which is paid in Israeli currency is employee salaries for research and development activities. As a result, an increase in the value of Israeli currency in comparison to the U.S. dollar could increase the cost of research and development expenses and general and administrative expenses. There can be no assurance that currency fluctuations, changes in the rate of inflation in Israel or any of the other aforementioned factors will not have a material adverse effect on Summit's business, financial condition, results of operations or cash flows. In addition, coordination with and management of the Israeli operations requires Summit to address differences in culture, regulations and time zones. Failure to successfully address these differences could be disruptive to Summit's operations.

    Summit's Israeli production facility has been granted the status of an "Approved Enterprise" under the Israeli Investment Law. Taxable income of a company derived from an "Approved Enterprise" is eligible for certain tax benefits, including significant income tax rate reductions for up to seven years following the first year in which the "Approved Enterprise" has Israeli taxable income (after using any available net operating losses). The period of benefits cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. The tax benefits derived from a certificate of approval for an "Approved Enterprise" relate only to taxable income attributable to such "Approved Enterprise" and are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval. In the event of a failure by Summit to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Summit would be required to refund the amount of the canceled benefits, adjusted for inflation and interest. No "Approved Enterprise" tax benefits had been realized by Summit from its Israeli operations as of December 31, 1995 since the Israeli operations were still incurring losses at that time. During 1996, Summit realized income of $1.4 million from its Israeli operations and "Approved Enterprise" tax benefits of $53,000. During 1997, Summit realized income of $2.7 million from its Israeli operations and "Approved Enterprise" tax benefits of $702,000. The "Approved Enterprise" benefits are expected to continue until such time as Summit decides to repatriate the earnings of the Israeli operations. However, there can be no assurance that Summit's Israeli production facility will continue to operate or qualify as an "Approved Enterprise" or that the benefits under the "Approved Enterprise" regulations will continue, or be applicable, in the future. The loss of, or any material decrease in, these income tax benefits could have a material adverse effect on Summit's business, financial condition, results of operations or cash flows.


ISRAELI RESEARCH, DEVELOPMENT AND MARKETING GRANTS


    Summit's Israeli subsidiary obtained research and development grants from the Chief Scientist in the Israeli Ministry of Industry and Trade of approximately $232,000 and $608,000 in 1993 and 1995, respectively. As of December 31, 1997, all amounts have been repaid. The terms of the grants prohibit the manufacture of products developed under these grants outside of Israel and the transfer of the technology developed pursuant to these grants to any person, without the prior written consent of the Chief Scientist. Summit's Visual HDL for VHDL products have been developed under grants from the Chief Scientist and thus are subject to these restrictions. If Summit is unable to obtain the consent of the government of Israel, Summit would be unable to take advantage of potential economic benefits such as lower taxes, lower labor and other manufacturing costs and advanced research and development facilities that may be available if such technology and manufacturing operations could be transferred to locations outside of Israel. In addition, Summit would be unable to minimize risks particular to operations in Israel, such as hostilities involving Israel. Although Summit is eligible to apply for additional grants from the Chief Scientist, it has no present plans to do so. Summit has received a Marketing Fund Grant from the Israeli Ministry of Industry and Trade for an aggregate of $423,000. The grant must be repaid at the rate of 3% of the increase in exports over the 1993 export level of all Israeli products, until repaid. As of June 30, 1998, approximately $261,000 was outstanding under the grant.


EMPLOYEES

    As of August 31, 1998, Summit had 196 employees, 108 of whom were engaged primarily in research and development and related operations, 60 of whom were engaged primarily in sales and marketing and 28 of whom were engaged primarily in corporate management and administration. A total of 123 of these employees were located in the United States, 57 in Israel and 16 in Europe. Summit's employees are not represented by any collective bargaining organization and Summit has never experienced a work stoppage. Summit's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical, marketing and management personnel, who are in great demand.

LEGAL PROCEEDINGS

    Summit is not a party to any material litigation and is not aware of any pending or threatened litigation that could have a material adverse effect upon Summit's business, operating results or financial condition.

PROPERTIES

    Summit's principal facility, located in Beaverton, Oregon, consists of approximately 31,000 square feet of office space leased pursuant to an agreement which terminates on December 31, 1999. The rent and common area fees payable on this facility are currently approximately $28,000 per month. This space is used for Summit's U.S. research and development, production, sales and marketing and administration.

    Summit also leases approximately 9,800 square feet of office space in Herzlia, Israel for research and development under a lease with DCL Technologies Ltd. that expires on December 31, 1998. The rent payable on this office space is currently $12,100 per month, and increases over the term of the lease based on the Israeli consumer price index.

    Additionally, Summit leases approximately 4,300 square feet of office space in Campbell, California and 4,600 square feet in New Brighton, Minnesota for research and development and sales activities. The aggregate rent payable for both facilities is currently approximately $12,800 per month, and the leases expire in April 1999 and June 1999, respectively. The leases for these facilities were added through Summit's acquisitions of TriQuest and SimTech.

    Summit also leases office space for sales activities throughout the United States and Europe at an aggregate annual rental of approximately $100,000.

    Summit has also entered into a new agreement to lease approximately 12,000 square feet of office space in Herzlia Israel. The lease is for a five-year term which begins on January 1, 1999 and the rent will be approximately $30,000 per month.

    Summit expects that its current facilities will be adequate to serve its needs for the foreseeable future.

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
                         SELECTED SUMMIT FINANCIAL DATA

    The following selected historical financial data of Summit have been derived from Summit's historical financial statements. Summit's audited Balance Sheets as of December 31, 1997 and 1996, its audited Statements of Operations for the years ended 1997, 1996 and 1995, its unaudited Balance Sheet as of June 30, 1998 and its unaudited Statements of Operations for the six-month periods ended June 30, 1998 and 1997 are included elsewhere in this Joint Proxy Statement/Prospectus and should be read in conjunction with such financial statements and notes thereto. Summit's other audited financial statements for 1995, 1994 and 1993 are not included herein:

                                                                                                           SIX MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                       JUNE 30,
                                                  -----------------------------------------------------  --------------------
                                                    1997       1996       1995       1994       1993       1998       1997
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)  (UNAUDITED)
Revenue:
  Product licenses..............................  $  24,828  $  15,446  $  10,604  $   9,327  $   4,821  $  16,775  $  10,507
  Maintenance and services......................      6,161      4,301      2,637      2,323      2,546      4,411      2,926
  Other.........................................        450        567      1,051      1,517     --            183        267
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenue...............................     31,439     20,314     14,292     13,167      7,367     21,369     13,700
Cost of revenue:
  Product licenses..............................        807        573        651        681        441        484        349
  Maintenance and services......................        632        466        400        390        330        505        252
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total cost of revenue.......................      1,439      1,039      1,051      1,071        771        989        601
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit....................................     30,000     19,275     13,241     12,096      6,596     20,380     13,099
Operating expenses:
  Research and development......................      7,016      5,867      5,447      4,751      2,472      4,807      3,127
  Sales and marketing...........................     10,591      9,319      7,547      5,947      3,734      6,305      5,115
  General and administrative....................      4,209      3,188      3,286      2,326      1,932      2,442      2,061
  In-process technology.........................     19,937     --         --            647     --         --         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses....................     41,753     18,374     16,280     13,671      8,138     13,554     10,303
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations...................    (11,753)       901     (3,039)    (1,575)    (1,542)     6,826      2,796
Interest expense................................        (12)      (101)      (206)      (160)      (108)        (2)        (9)
Other income (expense), net.....................      1,058        218         34         57        (12)       494        449
Gain on sale of TDS product line................      5,574     --         --         --         --         --         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes...............     (5,133)     1,018     (3,211)    (1,678)    (1,662)     7,318      3,236
Income tax provision (benefit)..................        742       (245)       400        404          2      2,019        180
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)...............................  $  (5,875) $   1,263  $  (3,611) $  (2,082) $  (1,664) $   5,299  $   3,056
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) per share--Basic:
  Earnings (loss) per share.....................  $   (0.41) $    0.10  $   (0.33) $   (0.22) $   (0.59) $    0.35  $    0.22
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Number of shares used in computing basic
    earnings (loss) per share...................     14,403     12,240     11,085      9,449      2,838     14,984     14,137
Earnings (loss) per share--Diluted:
  Earnings (loss) per share.....................  $   (0.41) $    0.10  $   (0.33) $   (0.22) $   (0.59) $    0.33  $    0.20
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Number of shares used in computing diluted
    earnings (loss) per share...................     14,403     13,243     11,085      9,449      2,838     16,240     15,000

                                                                      DECEMBER 31,                             JUNE 30,
                                                  -----------------------------------------------------  --------------------
                                                    1997       1996       1995       1994       1993       1998       1997
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                (IN THOUSANDS)               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......................  $  19,973  $  19,801  $     711  $   1,203  $     435  $  24,768  $  22,005
Working Capital.................................  $  14,604  $  17,236  $    (540) $    (439) $  (2,083) $  18,683  $  19,922
Total Assets....................................  $  32,761  $  28,700  $   9,151  $   8,097  $   2,751  $  38,819  $  31,879
Long term obligations...........................  $     237  $     916  $   1,462  $     743  $     366  $     355  $     908
Total Stockholders Equity.......................  $  20,275  $  19,151  $     548  $   1,224  $  (1,349) $  25,116  $  22,513

            SUMMIT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

IMPORTANT NOTE ABOUT FORWARD LOOKING STATEMENTS

    The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act which reflect Summit's current judgment on those issues. Because such statements apply to future events, they are subject to risks and uncertainties and, therefore, actual results may differ materially. Important factors which could cause actual results to differ materially are described in the following paragraphs and are particularly noted under the caption "Risk Factors."

OVERVIEW

    Summit was founded in December 1993 to act as the holding company for Test Systems Strategies, Inc. ("TSSI") and SEE Technologies, (now Summit Design (EDA) Ltd.) (collectively , the "Reorganization"). TSSI was founded in 1979 to develop and market IC manufacturing test products. In January 1993, TSSI retained a new Chief Executive Officer and began to restructure its senior management team. Thereafter, Summit broadened its strategy from focusing primarily on manufacturing test products to include providing high level design automation ("HLDA") design creation and verification tools and integrating these with its core technology. As part of its strategy, in early 1994, TSSI acquired SEE Technologies, an Israeli company that, through its predecessor, began operations in 1983 and had operated primarily as a research and development and consulting company focused on the EDA and HLDA market. As a result of the Reorganization, TSSI and SEE Technologies became wholly-owned subsidiaries of Summit in the first quarter of 1994.

    Summit's ongoing implementation of its strategy has involved significant expenditures. Following the Reorganization, Summit significantly increased its research and development expenditures to support the continued development of HLDA and Design to Test products. To promote its products, Summit added sales and marketing staff, increasing its sales and marketing expenditures by 184% from 1993 to 1997, and has restructured its key distributor relationships. This concurrent effort to develop products and promote market awareness and acceptance of its products in a new and evolving market contributed to Summit's annual losses through 1995. Summit introduced its first HLDA Plus product, Visual HDL for VHDL 1.0, in the first quarter of 1994. This product lacked compiled simulation and operated only on a PC platform. In the third quarter of 1994, with the release of version 2.5, Summit expanded the simulation capability of Visual HDL for VHDL and introduced its UNIX-based version of this product.

    Prior to the Reorganization, Summit's TDS product and related maintenance revenue accounted for all of Summit's revenue. After the Reorganization and through June 30, 1997, Summit's revenue was predominantly derived from two product lines, Visual HDL, which includes Visual HDL for VHDL and Visual HDL for Verilog, and TDS. As the result of the July 1997 sale of the TDS product line, Design to Test products are no longer a source of revenue for Summit. With the acquisition of TriQuest in February 1997, SimTech in September 1997, and ProSoft in June 1998, Summit has also derived revenue from verification products which include hardware-software co-verification, code coverage, and HDL debugging products, as well as analysis, verification and RTL optimization tools.


    Summit generated net losses in 1993, 1994 and 1995, as a result of investing heavily in research and development as well as developing a direct sales channel for new products. In 1996, this investment generated increased revenues, which resulted in net income. The net loss in 1997 was a result of a $19.9 million charge for in-process technology related to the SimTech acquisition. For the six months ended June 30, 1998, Summit has continued to increase revenues and operating margins and, as a result, has generated net income for the period. Summit operates with high gross margins and, as such, a downturn in revenue could have a significant impact on income from operations and net income.

    Revenue consists primarily of fees for licenses of Summit's software products, maintenance and customer training. Revenue from the sale of software licenses is recognized upon shipment of the product if remaining vendor obligations are insignificant and collection of the resulting receivable is probable, otherwise revenue from such vendor obligations is deferred until such time as vendor obligations are met. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenue from customer training is recognized when the service is performed. Revenue earned on software arrangements involving multiple elements is allocated to each element based on vendor-specific objective evidence (VSOE) of the fair value of the various elements within the arrangement. Summit sells its products through a direct sales force in North America and selected European countries and through distributors in Summit's other international markets. Revenue from product sales through distributors is recognized net of the associated distributor discounts when sales to a third party or end user are completed. Fees received for granting distribution rights are deferred and recognized ratably over the term of the distribution agreement. Although Summit has not adopted a formal return policy, Summit generally reimburses customers in full for returned products. Estimated sales returns are recorded when the related revenue is recognized.


    Summit's products have a range of prices which depend on platform, HDL language, functionality and duration of license. In addition, Summit's products perform a variety of functions, certain of which are, and in the future may be, offered as separate products or discrete point solutions by Summit's existing and future competitors. For example, certain companies currently offer design entry products without simulators. There can be no assurance that such competition will not cause Summit to offer point solutions instead of, or in addition to, Summit's current software products. Such point solutions would be priced lower than Summit's current product offerings and could cause Summit's average selling prices to decrease. Accordingly, based on these and other factors, Summit expects that average selling prices for its products may continue to fluctuate in the future.

    Summit entered into a joint venture with Anam, effective April 1, 1996, pursuant to which the joint venture corporation (Summit Asia, Ltd. ("Summit Asia")) acquired exclusive rights to sell, distribute and support all of Summit's products in the Asia-Pacific region, excluding Japan. Prior to that date, Anam was an independent distributor of Summit's products in Korea. In April 1998, the joint venture corporation, Summit Asia, which is headquartered in Korea, was renamed Asia Design Corporation ("ADC"). In May 1998, Summit exchanged a portion of its ownership in ADC for ownership in another company located in Hong Kong, Summit Design Asia, Ltd. ("SDA"). SDA also acquired an equity investment in ADC. In June 1998, Summit and Anam each loaned SDA $750,000, which is guaranteed by ADC. SDA acquired from ADC the exclusive rights to sell, distribute and support Summit's products in Asia-Pacific region, excluding Japan. SDA granted distribution rights to Summit's products to ADC for the Asia Pacific region, excluding Japan For the six months ended June 30, 1998 and 1997, sales through SDA and ADC combined accounted for 4.5% and 10.1% of Summit's revenue, respectively.

    Summit accounts for its ownership interest in SDA and ADC on the equity method of accounting and, as a result, Summit's pro rata share of the earnings and losses of SDA and ADC are recognized as income or losses in Summit's income statement in "Other income (expense), net." Summit does not expect SDA or ADC to recognize a profit for the foreseeable future and thus does not expect to recognize income from its investment in SDA or ADC for the foreseeable future, if at all. There can be no assurance that the restructuring will result in SDA or ADC becoming profitable or that revenue attributable to sales in the Asia Pacific region, excluding Japan, will increase.


    Approximately 35% and 45%, 34%, 50%, and 53% of Summit's total revenue for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, respectively, were attributable to sales made outside the United States, which includes the Asia Pacific region and Europe. Approximately 22%, 31%, 23%, 34%, and 39% of Summit's revenue for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, respectively, were attributable to sales made in the Asia Pacific region and approximately 13%, 13%, 11%, 16% and 14% of Summit's revenue for the six months ended June 30, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995, respectively, were attributable to sales made in Europe. The decline in the percentage of revenue from sales made outside the United States in 1998 is primarily the result of (1) domestic sales to one customer, (2) the loss of Design to Test product sales in the last half of 1997 as a result of the sale of the product line, which had a strong international market, and (3) the addition of revenue from products acquired in the SimTech acquisition which had a principally domestic market. Summit expects that international revenue will continue to represent a significant portion of its total revenue. Summit's international revenue is currently denominated in U.S. dollars. As a result, increases in the value of the U.S. dollar relative to foreign currencies could make Summit's products more expensive and, therefore, potentially less competitive in those markets. Summit pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations. International sales and operations are subject to numerous risks, including tariff regulations and other trade barriers, requirements for licenses, particularly with respect to the export of certain technologies, collectability of accounts receivable, changes in regulatory requirements, difficulties in staffing and managing foreign operations and extended payment terms. In addition, financial markets and economies in the Asia Pacific region have been experiencing adverse economic conditions. While such adverse economic conditions have not materially adversely affected Summit's sales in the Asia Pacific region to date, there can be no assurance that the current economic conditions will not worsen or that demand for Summit's products in such region will not flatten or decrease in the future.


    On February 28, 1997, Summit completed its acquisition of TriQuest. TriQuest develops HDL analysis, optimization, and verification tools for the design of high performance, deep submicron integrated circuits. The transaction has been accounted for as a pooling-of-interests in accordance with generally accepted accounting principles.

    Effective July 1, 1997, Summit sold substantially all of the assets used in its business of developing and marketing its Test Development Series "TDS" Products (the "Asset Sale") to CSC. The increase in Summit's product licenses revenue during the last twelve months has been primarily due to increased revenue associated with Summit's HLDA Plus products. Substantially all of Summit's Design to Test product license revenue and related maintenance and services revenue for the three and six months ended June 30, 1997 were attributable to the TDS products. As of July 1, 1997, TDS products ceased to be a source of such revenues. CSC assumed Summit's obligations under TDS maintenance contracts entered into prior to the closing and Summit has not recognized deferred revenue associated with such contracts since June 30, 1997.

    Summit maintained exclusive rights to its Visual Testbench technology and CSC agreed to purchase a minimum of $16.0 million of Visual Testbench licenses over a thirty-month period beginning July 1997, subject to specified quarterly maximums and certain additional conditions, and $2.0 million of maintenance over an eighteen month period beginning July 1997. As of June 30, 1998, Summit has sold $11.4 million of Visual Testbench licenses pursuant to this agreement. At the completion of the thirty month period, under certain conditions, CSC may obtain shared ownership to Visual Testbench for sales into the ATE marketplace.

    On September 9, 1997, Summit acquired SimTech, a company that develops and distributes hardware-software co-verification, code coverage and HDL debugging software. The aggregate consideration for the acquisition (including shares of common stock reserved for issuance upon exercise of SimTech options assumed by Summit) was 1,980,000 shares of Summit common stock and $3.9 million in cash. The transaction was accounted for using the purchase method of accounting. Accordingly, SimTech's results of operations for the period from September 9, 1997 are included in the consolidated statements of operations. The purchase price was allocated to the net assets acquired based on their estimated fair market values at the date of acquisition. The fair value of tangible assets acquired and liabilities assumed were $1.3 million and $2.2 million, respectively. In addition, $19.9 million was allocated to in-process technology which had not reached technological feasibility and had no probable alternative uses, which

Summit expensed as of the acquisition date. The remainder of the purchase price was allocated to purchased technology ($1.1 million) and identifiable intangibles ($735,000), which are being amortized on a straight line basis over three and five years respectively.

    In connection with the acquisition of SimTech, Summit repurchased 939,000 shares of common stock in private transactions at an average price of $12.30 per share for $11.6 million in September 1997.

    On December 23, 1997, Summit announced that the Board of Directors had authorized the repurchase of up to 750,000 shares of Summit's Common Stock. From January 1, 1998 to May 12, 1998, Summit repurchased 162,500 shares of its common stock at a cost of $2.3 million. Summit subsequently reissued these shares through the exercise of stock options during the three months ended June 30, 1998. On June 29, 1998, Summit cancelled this stock repurchase plan.

    On June 30, 1998 Summit completed its acquisition of ProSoft. ProSoft develops software tools used to verify embedded systems software prior to the availability of a hardware prototype. The aggregate consideration for the acquisition (including shares of common stock reserved for issuance upon exercise of ProSoft options which were exchanged for options of Summit) was 248,334 shares of common stock. The transaction has been accounted for as a pooling-of-interests in accordance with generally accepted accounting principles. In compliance with such principles, Summit's financial statements have been restated to include the accounts of ProSoft as if the acquisition had occurred at the beginning of the first period presented.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated selected items of Summit's statements of income as a percentage of its total revenue:

                                                                                                       SIX MONTHS,
                                                                     YEARS ENDED DECEMBER 31,            JUNE 30,
                                                                  -------------------------------  --------------------
                                                                    1997       1996       1995       1998       1997
                                                                  ---------  ---------  ---------  ---------  ---------
Revenue:
  Product licenses..............................................       79.0%      76.0%      74.2%      78.5%      76.7%
  Maintenance and services......................................       19.6       21.2       18.5       20.6       21.4
  Other.........................................................        1.4        2.8        7.3        0.9        1.9
                                                                  ---------  ---------  ---------  ---------  ---------
    Total revenue...............................................      100.0      100.0      100.0      100.0      100.0
Cost of revenue:
  Product licenses..............................................        2.6        2.8        4.6        2.3        2.6
  Maintenance and services......................................        2.0        2.3        2.8        2.3        1.8
                                                                  ---------  ---------  ---------  ---------  ---------
    Total cost of revenue.......................................        4.6        5.1        7.4        4.6        4.4
                                                                  ---------  ---------  ---------  ---------  ---------
Gross profit....................................................       95.4       94.9       92.6       95.4       95.6
Operating expenses:
  Research and development                                             22.3       28.9       38.1       22.5       22.8
  Sales and marketing...........................................       33.7       45.9       52.8       29.5       37.3
  General and administrative....................................       13.4       15.7       23.0       11.4       15.1
  In-process technology.........................................       63.4     --         --         --         --
                                                                  ---------  ---------  ---------  ---------  ---------
    Total operating expenses....................................      132.8       90.5      113.9       63.4       75.2
Income (loss) from operations...................................      (37.4)       4.4      (21.3)      32.0       20.4
Interest expense................................................     --           (0.5)      (1.4)    --         --
Other income, net...............................................        3.4        1.1        0.2        2.3        3.2
Gain on sale of TDS product line................................       17.7     --         --         --         --
                                                                  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes...............................      (16.3)       5.0      (22.5)      34.3       23.6
Income tax provision (benefit)..................................        2.4       (1.2)       2.8        9.4        1.3
                                                                  ---------  ---------  ---------  ---------  ---------
Net income (loss)...............................................      (18.7)%       6.2%     (25.3)%      24.9%      22.3%
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

TOTAL REVENUE

    Summit's revenue is comprised of product licenses revenue, maintenance and services revenue and other revenue. Total revenue increased by 54.8% from $20.3 million for the year ended December 31, 1996 to $31.4 million for the year ended December 31, 1997. Sales through one distributor, accounted for 12.0% and 14.6% of Summit's total revenue for the years ended December 31, 1997 and 1996, respectively. Sales to one customer accounted for 28.6% of Summit's total revenue for the year ended December 31, 1997. In years after 1998, Summit expects the revenue from this customer to decline. No customer accounted for more than 10% of Summit's total revenue for the year ended December 31, 1996.

    PRODUCT LICENSES REVENUE

    Summit's product licenses revenue is derived from license fees from Summit's HLDA Plus products and, additionally, from Design to Test products through June 30, 1997. Product licenses revenue increased by 60.7% from $15.4 million for the year ended December 31, 1996 to $24.8 million for the year ended December 31, 1997. Revenue from HLDA and Design to Test products accounted for 72.6% and 27.4%, respectively, of product licenses revenue for the year ended December 31, 1996 and 91.8% and 8.2%, respectively, of product licenses revenue for the year ended December 31, 1997.

    Because of the addition of HLDA functionality to Visual Testbench version 2.0, beginning with the release of version 2.0 in December 1996, Summit recognizes revenue from Visual Testbench products as HLDA revenue instead of Design to Test revenue.


    HLDA revenue increased 103.2% from $11.2 million for the year ended December 31, 1996 to $22.8 million for the year ended December 31, 1997. The increase in HLDA revenue over the same periods in 1996 was primarily attributable to sales of Visual Testbench and Visual to CSC and, to a lesser extent, sales of the Virsim and VeriCov products that were not shipping in the comparable period in 1996. Significant sales to the single customer are expected to continue over the next eight quarters pursuant to contractual arrangements with that customer.


    Design to Test revenue decreased from $4.2 million for the year ended December 31, 1996 to $2.1 million for the year ended December 31, 1997 as a result of the sale of all of the assets used in the business of developing and marketing the TDS Products effective July 1, 1997.

    MAINTENANCE AND SERVICES REVENUE

    Summit's maintenance and services revenue is derived from maintenance contracts related to Summit's HLDA and Design to Test products and training classes offered to purchasers of Summit's software products. Maintenance and services revenue increased 43.2% from $4.3 million for the year ended December 31, 1996 to $6.2 million for the year ended December 31, 1997. The increase in maintenance and services revenue was attributable to maintenance contracts for verification products acquired in the SimTech acquisition, a maintenance contract with one customer, and additional maintenance revenue related to growth in the installed base of HLDA customers over the previous year, less a decrease in Design to Test maintenance revenue of $1.6 million, due to the sale of the TDS product line.

    OTHER REVENUE

    Other revenue consists of revenue from one-time technology sales and fees received for granting distribution rights. Other revenue decreased 20.6% from $567,000, for the year ended December 31, 1996 to $450,000 for the year ended December 31, 1997. There was no revenue from one time technology sales during the years ended December 31, 1996 or 1997. In May 1997, a distribution agreement expired; and as a result, the distribution rights fees paid at the inception of the agreement and amortized into revenue at $50,000 each quarter over the agreement period will no longer be a source of other revenue.

COST OF REVENUE

    COST OF PRODUCT LICENSES REVENUE

    Cost of product licenses revenue includes product packaging, software documentation, labor and other costs associated with handling, packaging and shipping product and other production related costs plus the amortization of purchased technology acquired in the SimTech purchase. Cost of product licenses revenue increased 40.8% from $573,000 for the year ended December 31, 1996 to $807,000 for the year ended December 31, 1997. As a percentage of product licenses revenue, the cost of product licenses revenue decreased from 3.7% for the year ended December 31, 1996 to 3.3% for the year ended December 31, 1997. This decrease was primarily due to leveraging fixed costs across increased product licenses revenue.

    COST OF MAINTENANCE AND SERVICES REVENUE

    Cost of maintenance and services revenue, which consists primarily of personnel costs for customer support and training classes offered to purchasers of Summit's products, increased 35.6% from $466,000 for the year ended December 31, 1996 to $632,000 for the year ended December 31, 1997. As a percentage of maintenance and services revenue, the cost of maintenance and services revenue decreased from 10.8% for the year ended December 31, 1996 to 10.3% for the year ended December 31, 1997. The decrease in the cost of maintenance and services revenue as a percentage of maintenance and services revenue was primarily a result of Summit operating below forecasted staffing levels during the first half of 1997. Summit increased headcount during the second half of 1997.

OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist of the engineering and operations support costs of developing new products and enhancements to existing products and performing quality assurance activities. Research and development expenses increased 19.6% from $5.9 million for the year ended December 31, 1996 to $7.0 million for the year ended December 31, 1997. In connection with the sale of the TDS product line on July 1, 1997, Summit's research and development staff decreased by 15 engineers. With the acquisition of SimTech on September 9, 1997 Summit added 28 engineers. Additionally, Summit added 25 engineers, net during 1997. As a percentage of total revenue, research and development expenses decreased from 28.9% for the year ended December 31, 1996 to 22.3% for the year ended December 31, 1997 primarily due to the increase in total revenue for 1997. Summit believes that significant investment in research and development is required to remain competitive in its markets, and Summit, therefore, anticipates that research and development expenses will increase in absolute dollars in future periods, but may vary as a percentage of total revenue.

    SALES AND MARKETING

    Sales and marketing expenses, consisting primarily of salaries, commissions and promotional costs, increased 13.6% from $9.3 million for the year ended December 31, 1996 to $10.6 million for the year ended December 31, 1997. The increase was primarily attributable to the addition of 8 sales and marketing personnel and the related increased commissions and travel expenses. As a percentage of total revenue, sales and marketing expenses decreased from 45.9% for the year ended December 31, 1996 to 33.7% for the year ended December 31, 1997. The decrease was primarily attributable to the increase in total revenue for 1997. In the future, Summit expects sales and marketing expenses to continue to increase in absolute dollars, in part due to the hiring of additional sales personnel.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of the corporate, finance, human resource, information services, administrative, legal and accounting expenses of Summit. General and administrative expenses increased 32.0% from $3.2 million for the year ended December 31, 1996 to $4.2 million for the year ended December 31, 1997 which includes a $379,000 one-time charge for costs associated with the acquisition of TriQuest. Excluding this one-time charge for costs associated with the TriQuest acquisition, general and administrative expenses increased $642,000 (20.1%) as compared to the same period in 1996. As a percentage of total revenue, excluding the one-time charge associated with the acquisition of TriQuest, general and administrative expenses decreased from 15.7% for 1996 to 12.2% for 1997. The decrease as a percentage of total revenue was primarily attributable to the increase in total revenue in 1997. Summit expects general and administrative expenses to increase in absolute dollars to support future sales and operations.


    ACQUIRED IN-PROCESS TECHNOLOGY



    For the year ended December 31, 1997, $19.9 million of the purchase price for the acquisition of SimTech ($20.9 million) was allocated to in-process technology and accordingly, was expensed as of the acquisition date (September 9, 1997). The amount allocated to the in-process technology represented the purchased in-process technology that had not yet reached technological feasibility and had no alternative future use.



    The value assigned to purchased in-process technology was related primarily to two research projects for which technological feasibility had not been established, V-CPU ($12.6 million) and HDL Score ($6.6 million). The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products; estimating the resulting net cash flows from the sale of products resulting from the completion of such projects; and discounting the net cash flows back to their present value.



    The nature of the efforts to develop the purchased in-process technology into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specification including function, features and technical performance requirements. The originally estimated costs to be incurred to develop the purchased in-process technology into commercially viable products was approximately $1.8 million. The estimated resulting net cash flows from such products were based on Summit management's estimates of revenues, cost of sales, research and development costs, selling, general and administrative costs, and income taxes from such projects.



    The estimated revenues are based on Summit management's estimates of market size and growth (which are supported by independent market data), expected trends in technology and the nature and expected timing of new product introductions by Summit.



    Estimated cost of sales are expected to be consistent with Summit's current cost of sales and future expectations for cost of sales. Sales, marketing and general administrative costs are expected to be higher than Summit's average costs in the introduction phase and then stabilize upon introduction at levels that are expected to be consistent with Summit's expected overall costs in these areas in future periods. Research and development costs are expected to be higher than Summit's average costs in the introduction and early phases of product sales and then decline below Summit's average costs as sales of the products begin to decline. This research and development cost pattern is consistent with Summit's historical experience through product life cycles. Income taxes estimates are consistent with Summit's anticipated tax rate for the foreseeable future.(1)



    Discounting the net cash flows back to their present value is based on the weighted average cost of capital (WACC). The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investments in various areas of that enterprise. The WACC assumed for SimTech as a corporate enterprise is 23%. The discount rate used in discounting the net cash flows from purchased in-process technology for V-CPU and HDL Score was 30%. This discount rate used was higher than the WACC due to the inherent uncertainties in the estimates described above including the uncertainty surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology and the uncertainty of technological advances unknown at the time.



    Summit introduced the V-CPU 2.0 hardware/software co-verification product in the second quarter of 1998, approximately five months later than originally anticipated. A market requirement for extensive embedded system component interfaces called bus functional models ("BFM") and instruction set simulators ("ISS") was underestimated in the introduction schedule resulting in the aforementioned delay. Summit introduced the HDL Score product in the second quarter of 1998 approximately four months later than originally anticipated due to delays in completing the control logic support functionality that was essential for product introduction to take place. Although these delays affected the timing of the realization of revenue from these products as originally estimated by Summit, Summit believes the aggregate revenue streams originally anticipated from these products will be realised and that there has been no material change in expected return on investment related to these products.(1) However, there can be no assurance that Summit will realize revenue for V-CPU and HDL Score in the amounts estimated, and actual revenue realized from either or both of these products may be significantly lower than expected.


INTEREST EXPENSE

    Interest expense decreased from $101,000 for the year ended December 31, 1996 to $12,000 for the year ended December 31, 1997 due to decreased borrowings under Summit's bank line of credit and long term debt and the expiration of certain capital leases obligations.

OTHER INCOME, NET

    Other income consists of interest income associated with available cash balances, gains or losses from the sale of property and equipment, Summit's pro rata share of the earnings and losses of Summit Design Asia and foreign exchange rate differences resulting from paying operating expenses of foreign operations in the local currency. Other income was $218,000 for the year ended December 31, 1996 and $1.1 million for the year ended December 31, 1997. The increase in other income was primarily due to increased interest earned on Summit's cash holdings resulting from the initial public offering in October of 1996.

GAIN ON SALE OF TDS PRODUCT LINE

    On July 11, 1997 Summit sold substantially all of the assets used in its business of developing and marketing its TDS Products to CSC for $5 million. CSC assumed certain liabilities, including Summit's obligations under TDS maintenance contracts entered into prior to the closing. Summit has recorded a gain on the sale of $5,574,000.

INCOME TAX PROVISION

    The provision of $742,000 for 1997 varies from the benefit that would have been expected under the federal statutory rate primarily due to the tax effect of permanent difference attributed to the in-process research and development charge from the SimTech acquisition offset by the tax effect of the decrease in the valuation allowance. The benefit for 1996 of $245,000 varies from the provision that would have been

------------------------


(1) This sentence is a forward-looking statement reflecting current expectations. There can be no assurance that Summit's actual future performance will meet its current expectations. Existing and prospective investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 17 for a discussion of factors that could affect Summit's future performance.

expected applying the federal statutory rate primarily due to the tax effects of the decrease in the valuation allowance and utilization of net operating losses.

YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

TOTAL REVENUE

    Summit's revenue is comprised of product licenses revenue, maintenance and services revenue and other revenue. Total revenue increased by 42.1% from $14.3 million for the year ended December 31, 1995 to $20.3 million for the year ended December 31, 1996. Sales through one distributor accounted for 14.5% and 12.5% of Summit's total revenue for the years ended December 31, 1996 and 1995, respectively. No customer accounted for more than 10% of Summit's total revenue for the years ended December 31, 1996 and 1995.

    PRODUCT LICENSES REVENUE

    Summit's product licenses revenue is derived from license fees from Summit's HLDA and Design to Test products. Product licenses revenue increased by 45.7% from $10.6 million for the year ended December 31, 1995 to $15.4 million for the year ended December 31, 1996. Revenue from HLDA and Design to Test products accounted for 59.4% and 40.6%, respectively, of product licenses revenue for the year ended December 31, 1995 and 72.6% and 27.4%, respectively, of product licenses revenue for the year ended December 31, 1996.

    HLDA revenue increased 78.0% from $6.3 million for the year ended December 31, 1995 to $11.2 million for the year ended December 31, 1996. The increase was primarily attributable to the hiring of the HLDA sales force beginning in late 1994 and early 1995, improved international distribution and thereafter increased market acceptance of Summit's HLDA products and increased account penetration at major targeted accounts.

    Design to Test revenue decreased slightly from $4.3 million for the year ended December 31, 1995 to $4.2 million for the year ended December 31, 1996. Revenue from Design to Test products typically results from fewer, larger orders and, as a result, the timing of orders can result in significant variations in quarterly revenue.

    MAINTENANCE AND SERVICES REVENUE

    Summit's maintenance and services revenue is derived from maintenance contracts related to Summit's HLDA and Design to Test products and training classes offered to purchasers of Summit's software products. Maintenance and services revenue increased 63.1% from $2.6 million for the year ended December 31, 1995 to $4.3 million for the year ended December 31, 1996. The increase was attributable to an increase in maintenance revenue related to growth in the installed base of HLDA customers and an increase in domestic Design to Test maintenance revenue due to Summit hiring a telemarketing salesperson dedicated to sales of renewal maintenance.

    OTHER REVENUE

    Other revenue consists of revenue from one-time technology sales and fees received for granting distribution rights. Other revenue for the year ended December 31, 1995 was approximately $1.1 million, which consisted of $850,000 related to a one-time sale of non-core technology and $200,000 of distribution rights fees. For the year ended December 31, 1996 other revenue consisted of $567,000 of distribution rights fees. No material costs were associated with other revenue for the years ended December 31, 1995 and 1996.

COST OF REVENUE

    COST OF PRODUCT LICENSES REVENUE

    Cost of product licenses revenue includes product packaging, software documentation, labor and other costs associated with handling, packaging and shipping product and other production related costs. Cost of product licenses revenue decreased 12% from $651,000 for the year ended December 31, 1995 to $573,000 for the year ended December 31, 1996. The decrease was primarily attributable to one-time costs incurred in the year ended December 31, 1995 associated with the write-off of prepaid royalties and obsolete inventory and the production of demonstration and evaluation materials related to the release of new versions of Summit's HLDA products. As a percentage of product licenses revenue, the cost of product licenses revenue decreased from 6.1% for the year ended December 31, 1995 to 3.7% for the year ended December 31, 1996. This decrease was primarily due to leveraging fixed costs across increased product licenses revenue.

    COST OF MAINTENANCE AND SERVICES REVENUE

    Cost of maintenance and services revenue, which consists primarily of personnel costs for customer support and training classes offered to purchasers of Summit's products, increased 16.5% from $400,000 for the year ended December 31, 1995 to $466,000 for the year ended December 31, 1996. As a percentage of maintenance and services revenue, the cost of maintenance and services revenue decreased from 15.2% for the year ended December 31, 1995 to 10.8% for the year ended December 31, 1996.

OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist of the engineering and operations support costs of developing new products and enhancements to existing products and performing quality assurance activities. Research and development expenses increased 7.7% from $5.4 million for the year ended December 31, 1995 to $5.9 million for the year ended December 31, 1996. This increase is primarily related to the costs associated with the five engineers included in the TriQuest acquisition in 1997, which was accounted for as a pooling-of-interest. As a percentage of total revenue, research and development expenses decreased from 38.1% for the year ended December 31, 1995 to 28.9% for the year ended December 31, 1996 due to the increase in total revenue for 1996.

    SALES AND MARKETING

    Sales and marketing expenses, consisting primarily of salaries, commissions and promotional costs, increased 23.5% from $7.5 million for the year ended December 31, 1995 to $9.3 million for the year ended December 31, 1996. The increase was primarily attributable to increased commissions and travel expenses. As a percentage of total revenue, sales and marketing expenses decreased from 52.8% for the year ended December 31, 1995 to 45.9% for the year ended December 31, 1996. The decrease was primarily attributable to the increase in total revenue for 1996.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of the corporate, finance, human resource, information services, administrative, legal and accounting expenses of Summit. General and administrative expenses decreased 3.0% from $3.3 million for the year ended December 31, 1995 to $3.2 million for the year ended December 31, 1996. During 1995, Summit wrote-off expenses of approximately $270,000 primarily related to prepaid expenses deemed to have no future value and costs associated with the severance of a senior manager. As a percentage of total revenue, general and administrative expenses decreased from 23.0% for 1995 to 15.7% for 1996. The decrease as a percentage of total revenue was primarily attributable to the increase in total revenue in 1996 and the absence of any one-time charges.

INTEREST EXPENSE

    Interest expense decreased from $206,000 for the year ended December 31, 1995 to 101,000 for the year ended December 31, 1996 due to decreased borrowings under Summit's bank line of credit, long term debt and capital leases obligations.

OTHER INCOME, NET

    Other income consists of interest income associated with available cash balances and gains or losses from the sale of property and equipment. Other income was $34,000 for the year ended December 31, 1995 and $218,000 for the year ended December 31, 1996. The increase in other income was primarily due to increased interest earned on Summit's cash holdings.

INCOME TAX PROVISION

    The benefit of $245,000 in 1996 varies from the provision that would have been expected applying the federal statutory rate primarily due to the tax effects of the decrease in the valuation allowance and utilization of net operating losses. The provision of $400,000 in 1995 varies from the benefit that would have been expected apply the federal statutory rate primarily due to foreign taxes and an increase in the valuation allowance.

SIX MONTHS ENDED JUNE 30, 1998 AND 1997

TOTAL REVENUE


    Total revenue increased by 56.0% from $13.7 million for the six months ended June 30, 1997 to $21.4 million for the six months ended June 30, 1998. Although total revenue increase for the six months ended June 30, 1998 from the comparable periods in 1997, Summit experienced a softening in sales order rates during the three months ended June 30, 1998. Sales through one distributor accounted for 13.7% and 13.4% of Summit's total revenue for the six months ended June 30, 1998 and 1997, respectively. Sales to CSC accounted for 27.0% of Summit's total revenue for the six month period ended June 30, 1998. Such revenue included $5.2 million of Visual Testbench license sales made pursuant to Summit's contract with CSC for the six months ended June 30, 1998, respectively. See "Overview." Sales to one customer accounted for 15.5% of the total revenue for the six months ended June 30, 1997.



    PRODUCT LICENSES REVENUE


    Summit's product licenses revenue is derived from license fees from Summit's HLDA Plus products and additionally from Design to Test products through June 30, 1997. Product licenses revenue increased 59.7% from $10.5 million for the six months ended June 30, 1997 to $16.8 million for the six months ended June 30, 1998. Due to the sale of the TDS product line in July of 1997, revenue from HLDA Plus products accounted for 100% of product licenses revenue for the six months ended June 30, 1998. During the six months ended June 30, 1997, HLDA Plus and Design to Test revenues accounted for 80.4% and 19.6% of product license revenue, respectively.


    HLDA Plus license revenue increased 97.6% from $8.5 million for the six months ended June 30, 1997 to $16.8 million for the six months ended June 30, 1998. The increase in HLDA Plus license revenue over the same period in 1997 was primarily attributable to sales of Visual Testbench and Visual to CSC, and, to a lesser extent, sales of the VirSim and VeriCov products that were not shipping in the comparable period in 1997, and growth in the installed base of HLDA Plus customers. Sales to the single customer are expected to continue over the next six quarters pursuant to contractual arrangements with the customer.

    MAINTENANCE AND SERVICES REVENUE


    Summit's maintenance and services revenue is derived from maintenance contracts related to Summit's HLDA products, consulting services, and training classes offered to purchasers of Summit's software products. Maintenance and services revenue increased 50.8% from $2.9 million for the six months ended June 30, 1997 to $4.4 million for the six months ended June 30, 1998. The increase is primarily attributable to maintenance contracts for Verification products acquired in the SimTech acquisition, a maintenance contract with one customer, an increase in the installed base of HLDA Plus customers over the previous comparable period, partially offset by a decrease of Design to Test maintenance revenue of $1.4 million for the six months ended June 30, 1998, respectively, due to the sale of the TDS product line.


    OTHER REVENUE


    Other revenue consists of fees received for granting distribution rights. Other revenue decreased 31.5% from $267,000 for the six months ended June 30, 1997 to $183,000 for the six months ended June 30, 1998. In May 1997 a distribution agreement expired; and as a result the distribution rights fees paid at the inception of the agreement and amortized into revenue at $50,000 each quarter over the agreement period are no longer a source of other revenue. No material costs were associated with other revenue for the six months ended June 30, 1998 and 1997.

COST OF REVENUE


    COST OF PRODUCT LICENSES REVENUE


    Cost of product licenses revenue includes product packaging, software documentation, labor and other costs associated with handling, packaging and shipping product and other production related costs plus the amortization of purchased technology acquired in the SimTech purchase. The cost of product licenses revenue increased 38.7% from $349,000 for the six months ended June 30, 1997 to $484,000 for the six months ended June 30, 1998. This increase is primarily attributable to amortization of purchased technology included in the six months ended June 30, 1998 relating to the purchase of SimTech in September of 1997. As a percentage of product licenses revenue, the cost of product licenses revenue decreased from 3.3% of product licenses revenue for the six months ended June 30, 1997 to 2.9% of product licenses revenue for the six months ended June 30, 1998. This decrease was primarily due to leveraging fixed costs across increased product licenses revenue.


    COST OF MAINTENANCE AND SERVICES REVENUE


    Cost of maintenance and services revenue, which consists primarily of personnel costs for customer support consulting and training classes offered to purchasers of Summit's products, increased 100.4% from $252,000 for the six months ended June 30, 1997 to $505,000 for the six months ended June 30, 1998. As a percentage of maintenance and services revenue, the cost of maintenance and services revenue increased from 8.6% for the six months ended June 30, 1997 to 11.4% for the six months ended June 30, 1998. This increase as a percentage of maintenance and services revenue for the six months ended June 30, 1998 is due to Summit operating at below forecasted staffing levels during the first half of 1997.

OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist of the engineering and operations support costs of developing new products and enhancements to existing products and performing quality assurance activities. Research and development expenses increased 53.7% from $3.1 million for the six months ended June 30, 1997 to $4.8 million for the six months ended June 30, 1998. As a percentage of total revenue, research and development expenses decreased from 22.8% for the six months ended June 30, 1997 to

22.5% for the six months ended June 30, 1998. Summit's research and development staff increased from 64 at June 30, 1997 to 95 at June 30, 1998. This increase is primarily attributable to the addition of 28 engineers through the acquisition of SimTech in September of 1997 and the hiring of 18 additional engineers, less a decrease of 15 engineers due to the sale of the TDS product line in July of 1997. Summit continues to believe that significant investment in research and development is required to remain competitive in its markets, and Summit therefore anticipates that research and development expense will increase in absolute dollars in future periods, but may vary as a percent of revenue.

    SALES AND MARKETING

    Sales and marketing expenses, consisting primarily of salaries, commissions and promotional costs, increased 23.3% from $5.1 million for the six months ended June 30, 1997 to $6.3 million for the six months ended June 30, 1998. The increase over 1997 was attributable to expenses related to the marketing of new products acquired with the purchase of SimTech and additional commissions directly related to the increase in gross sales over the comparable period in 1997. As a percentage of total revenue, sales and marketing expenses decreased from 37.3% for the six months ended June 30, 1997 to 29.5% for the six months ended June 30, 1998. The decrease as a percentage of revenue was primarily attributable to the increase in total revenue for 1998. In the future, Summit expects sales and marketing expenses to continue to increase in absolute dollars.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses consist primarily of the corporate, finance, human resource, information services, administrative, and legal and accounting expenses of Summit. General and administrative expenses increased 18.5% from $2.1 million for the six months ended June 30, 1997, which includes $379,000 one-time charge for costs associated with the acquisition of TriQuest, to $2.4 million for the six months ended June 30, 1998, which includes a $227,000 one-time charge for costs associated with the acquisition of ProSoft. Excluding one-time charges, general and administrative expenses increased $533,000 (31.7%) for the six months ended June 30, 1998, as compared to the same period in the prior year. As a percentage of total revenue, excluding the one time charges, general and administrative expenses decreased from 12.3% for the six months ended June 30, 1997 to 10.4% for the six months ended June 30, 1998. The decrease as a percentage of total revenue was attributable to the increase in total revenue in 1998. Summit expects general and administrative expenses to increase in absolute dollars to support future sales and operations.

OTHER INCOME (EXPENSE), NET

    Other income consists of interest income associated with available cash balances, gains or losses from the sale of property and equipment, Summit's pro rata share of the earnings and losses of SDA and ADC and foreign exchange rate differences resulting from paying operating expenses of foreign operations in the local currency. Other income was $449,000 for the six months ended June 30, 1997 and $494,000 for the six months ended June 30, 1998. The increase in other income was primarily due to increased interest earned on Summit's cash holdings which was partially offset by a charge related to the reorganization of Summit Design Asia.

INCOME TAX PROVISION

    The income tax provision increased from $180,000 for the six months ended June 30, 1997 to $2.0 million for the six months ended June 30, 1998. The provision for the six months ended June 30, 1997 reflects an effective rate of 5.6% of taxable income and is comprised of federal alternative minimum tax and Israeli income taxes. In 1997, Summit utilized net operating loss carryforwards to offset a considerable portion of U.S. federal and state taxable income which benefit is reflected in the interim rate for six months ended June 30, 1998. The 1998 income tax provision reflects Summit's expected annualized consolidated tax rate for federal, state and foreign taxes of approximately 28% of taxable income. The difference between Summit's expected effective rate and the statutory rate for the year ending December 31, 1998 is primarily due to reduced tax rates on Summit's income generated from operations in Israel.

LIQUIDITY AND CAPITAL RESOURCES

    DECEMBER 31, 1997

    Summit completed its initial public offering ("IPO") in October 1996, raising $16.2 million, net of offering expenses. Prior to the IPO, Summit had financed its operations primarily through the private placement of capital stock, as well as capital equipment leases, borrowings under its bank line of credit, Israeli research and development grants and cash generated from operations. As of December 31, 1997, Summit had approximately $20.0 million in cash and cash equivalents. Additionally, Summit has a $1.0 million bank line of credit with a bank. The line of credit expires on April 30, 1999 and borrowings thereunder accrue interest at specified percentages above the prime lending rate based on Summit's ratio of debt to tangible net worth. Advances under the line of credit are limited to a specified percentage of eligible accounts receivable (as defined in the line of credit). Borrowings under the line of credit are collateralized by Summit's accounts receivable, inventory and general intangible assets, including its intellectual property rights. As of December 31, 1997, Summit had no borrowings outstanding under this line of credit.

    Summit is obligated to lend up to $2.5 million to an independent software company pursuant to a secured loan agreement entered into during July 1997. Borrowings under the agreement bear interest at prime plus 2%.

    As of December 31, 1997, Summit had working capital of approximately $14.6 million.

    Net cash generated by operating activities was approximately $12.1 million and $4.7 million for the years ended December 31, 1997 and 1996, respectively. Net cash used in operating activities was approximately $3.3 million for the year ended December 31, 1995. For the year ended December 31, 1997, cash generated by operating activities resulted primarily from improved collection of accounts receivable, an increase in deferred revenues and accrued liabilities and profitability during the period. For 1996, cash generated from operating activities resulted from improved collections, increases in deferred revenue and profitability during the period, while in 1995, the use of cash from operations resulted primarily from Summit's net loss and the increase in accounts receivable.

    Net cash used in investing activities was approximately $1.3 million $855,000, and $793,000 for the years ended December 31, 1997, 1996 and 1995, respectively. For the year ended December 31, 1997, net cash used was primarily related to the acquisition of furniture and equipment, the acquisition of SimTech, and a loan to an independent software development company, which was partially offset by proceeds from the sale of the TDS product line. For 1996 and 1995, net cash used in investing activities was related primarily to the acquisition of furniture and equipment.

    Net cash used in financing activities was approximately $10.6 million for the year ended December 31, 1997. Net cash provided by financing activities was approximately $15.3 million, and $3.6 million for the years ended December 31, 1996, and 1995, respectively. For the year ended December 31, 1997 net cash used in financing activities resulted primarily from Summit purchasing approximately 939,000 shares of treasury stock and repayment of debt, less proceeds from the issuance of common stock. The cash provided in 1996 was primarily a result of Summit's IPO, partially offset by the repayment of $2.1 million of outstanding debt and capital lease obligations. The cash provided in 1995 was related primarily to the issuance of preferred stock and short-term borrowings, partially offset by debt payments and principal payments on capital lease obligations.

    JUNE 30, 1998

    As of June 30, 1998, Summit had approximately $24.8 million in cash and cash equivalents and a $1.0 million bank line of credit with a major financial institution (the "Bank"). The line of credit expires on April 30, 1999. As of June 30, 1998 Summit had no borrowings outstanding under this line of credit.

    As of June 30, 1998, Summit had working capital of approximately $18.7 million.

    Net cash generated by operating activities was approximately $7.4 million and $3.2 million for the six months ended June 30, 1998 and 1997, respectively. Cash generated by operating activities resulted primarily from profitable operations, and an increase in accrued liabilities partially offset by an increase in accounts receivable for the six months ended June 30, 1998 and primarily from profitable operations for the six months ended June 30, 1997.

    Net cash used in investing activities was approximately $2.1 million and $1.2 million for the six months ended June 30, 1998 and 1997, respectively. Net cash used in investing activities was related to the acquisition of furniture and equipment and an unconsolidated joint venture for the six months ended June 30, 1998 and the acquisition of furniture and equipment and a loan to an employee for the six months ended June 30, 1997.

    Net cash used by financing activities was approximately $505,000 for the six months ended June 30, 1998 and net cash provided by financing activities was approximately $173,000 for the six months ended June 30 1997. For the six months ended June 30, 1998 the use of cash was primarily from the repurchase of common stock, less the issuance of common stock and a tax benefit from option exercises. For the six months ended June 30, 1997, the cash provided by financing activities was primarily from the issuance of common stock less principal payments on debt and capital lease obligations.


    Summit presently believes that its current cash and cash equivalents, together with funds expected to be generated from operations, will satisfy Summit's anticipated working capital debt service and other cash requirements for at least the next 12 months.


YEAR 2000


    The Year 2000 issue results from computer programs written using two, rather than four, digits to define the applicable year. These computer programs may recognize a date using "00" as the year 1900 instead of 2000 and cause system failures or miscalculations, material disruptions of business operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business operations. If Summit, its significant customers, suppliers, service providers and other related third parties fail to take the necessary steps to correct or replace these problematic computer programs, the Year 2000 issue could have a material adverse effect on Summit. Summit cannot, however, quantify the impact at this time.



    Summit has begun upgrading or replacing the software packages underlying its financial, production, communication, desktop and other systems, as appropriate, to address the Year 2000 issue. It has also performed an in-depth analysis of all of its products and begun to modify those that are not Year 2000 compliant. Moreover, Summit has begun to contact all major external third parties that provide products and services to Summit to assess their readiness for the Year 2000.



    Management believes it has completed the review and assessment phase of affected systems within Summit and those which are external to Summit. This assessment indicated that most of Summit's significant internal information systems could be affected by the Year 2000 issue, and that Summit could be negatively impacted by non-compliance of related third parties. In addition, this assessment concluded that certain of Summit's products were also at risk.



    Summit has begun the remediation phase of Summit's internal information technology systems and has set July 1999 as the target for Year 2000 compliance of all of Summit's internal information technology systems. Summit's internal information technology systems include Summit's finance systems and those systems used in the research and development of Summit's products.



    Summit's products are subject to periodic upgrades. These upgrades are typically released to end-users once a year. Summit intends to modify its products, as required, in order to make such products Year 2000 compliant by July 1999.



    Summit is currently in the process of creating contingency plans for its internal information technology systems and products. These contingency plans are expected to be in place by July 31, 1999. In the event Summit's information technology systems and/or products are not Year 2000 compliant by July 31, 1999, Summit will decide at that time whether to implement the necessary contingency plan(s).



    Summit has queried its important suppliers and service providers and is presently obtaining assurances and verification from those selected third parties that they are or will be Year 2000 compliant. The inability of those parties to complete their Year 2000 resolution process could materially impact Summit. The effects of non-compliance by third parties where no system interface exists is not determinable.



    Summit will determine whether a contingency plan is necessary in relation to third parties with whom Summit has material relationships once the assessment of these third parties' Year 2000 compliance is complete. It is anticipated that third party assessment will be complete by July 31, 1999.



    Subsequent to performing the above steps, Summit will make certain investments in systems, applications and products to address Year 2000 issues. Summit has not tracked internal resources dedicated to the resolution of the Year 2000 issue and, therefore, is unable to quantify internal costs incurred to date that are associated with the Year 2000 issue. Summit has, however, hired external consultants to resolve internal information system issues related to the resolution of the Year 2000 issue. Identifiable expenditures for these investments were approximately $170,000 through June 30, 1998. These expenditures are not expected to be material in the future. Investments to address the Year 2000 issue have been, and are expected to be, funded through cash generated from operations.



    Summit's plans to complete the Year 2000 modifications are based upon management's best estimates, which were derived utilizing numerous assumptions of future events including continued availability of certain resources, and other factors. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include the availability and cost of personnel trained in this area, and the ability to locate and correct all relevant computer codes.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth selected unaudited quarterly financial information for each of the eight quarters in the period ended December 31, 1997. This information has been derived from unaudited consolidated statements of operations data that, in the opinion of management, are stated on a basis consistent with the audited financial statements and include all adjustments (consisting of normal recurring adjustments) necessary for a fair representation of such information in accordance with generally accepted accounting principles. Summit's quarterly results have been in the past, and may be in the future, subject to significant fluctuations. Summit believes that results of operations for the interim periods are not necessarily indicative of the results to be expected in the future.

                                                                          THREE-MONTH PERIOD ENDED
                                           ---------------------------------------------------------------------------------------
                                                                  1996                                        1997
                                           --------------------------------------------------  -----------------------------------
                                            MARCH 31      JUNE 30     SEPT. 30      DEC. 31     MARCH 31      JUNE 30    SEPT. 30
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
                                                                               (IN THOUSANDS)
Revenue:
  Product licenses.......................   $   3,597    $   3,695    $   3,851    $   4,303    $   4,896    $   5,611   $   6,444
  Maintenance and services...............         918          977        1,168        1,238        1,482        1,444       1,374
  Other..................................         141          142          142          142          142          125          91
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
    Total revenue........................       4,656        4,814        5,161        5,683        6,520        7,180       7,909
Cost of revenue:
  Product licenses.......................         132          146          156          139          185          164         184
  Maintenance and services...............         103          110          124          129          110          142         171
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
    Total cost of revenue................         235          256          280          268          295          306         355
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
Gross profit.............................       4,421        4,558        4,881        5,415        6,225        6,874       7,554
Operating expenses:
  Research and development...............       1,438        1,470        1,478        1,481        1,452        1,675       1,634
  Sales and marketing....................       2,242        2,195        2,374        2,508        2,531        2,584       2,705
  General and administrative.............         716          835          789          848        1,180          881         962
  In-process technology..................      --           --           --           --           --           --          19,937
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
    Total operating expenses.............       4,396        4,500        4,641        4,837        5,163        5,140      25,238
Income (loss) from operations............          25           58          240          578        1,062        1,734     (17,684)
Interest expense.........................         (68)         (10)         (17)          (6)          (7)          (2)         (1)
Other income, net........................          15            7           27          169          218          231         347
Gain on sale of TDS product line.........      --           --           --           --           --           --           5,569
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
Income (loss) before income taxes........         (28)          55          250          741        1,273        1,963     (11,769)
Income tax provision (benefit)...........         176           33           34         (488)          80          100         640
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
Net income (loss)........................   $    (204)   $      22    $     216    $   1,229    $   1,193    $   1,863   $ (12,409)
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------

Revenue:
  Product licenses.......................        77.3%        76.8%        74.6%        75.7%        75.1%        78.2%       81.5%
  Maintenance and services...............        19.7         20.3         22.6         21.8         22.7         20.1        17.4
  Other..................................         3.0          2.9          2.8          2.5          2.2          1.7         1.1
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
    Total revenue........................       100.0        100.0        100.0        100.0        100.0        100.0       100.0
Cost of revenue:
  Product licenses.......................         2.8          3.0          3.0          2.4          2.8          2.3         2.3
  Maintenance and services...............         2.2          2.3          2.4          2.3          1.7          2.0         2.2
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
    Total cost of revenue................         5.0          5.3          5.4          4.7          4.5          4.3         4.5
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
Gross profit.............................        95.0         94.7         94.6         95.3         95.5         95.7        95.5
Operating expenses:
  Research and development...............        30.9         30.5         28.6         26.1         22.3         23.3        20.6
  Sales and marketing....................        48.2         45.6         46.0         44.1         38.8         36.0        34.2
  General and administrative.............        15.4         17.3         15.3         14.9         18.1         12.3        12.2
  In-process technology..................      --           --           --           --           --           --           252.1
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
    Total operating expenses.............        94.5         93.4         89.9         85.1         79.2         71.6       319.1
Income (loss) from operations............         0.5          1.3          4.7         10.2         16.3         24.1      (223.6)
Interest expense.........................        (1.5)        (0.2)        (0.3)        (0.1)        (0.1)      --          --
Other income, net........................         0.4          0.1          0.5          2.9          3.3          3.2         4.4
Gain on sale of TDS product line.........      --           --           --           --           --           --            70.4
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
Income (loss) before income taxes........        (0.6)         1.2          4.9         13.0         19.5         27.3      (148.8)
Income tax provision (benefit)...........         3.8          0.7          0.7         (8.6)         1.2          1.4         8.1
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
Net income (loss)........................        (4.4)%        0.5%         4.2%        21.6%        18.3%        25.9%     (156.9)%
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------
                                           -----------  -----------  -----------  -----------  -----------  -----------  ---------


                                                                  1998
                                                        ------------------------
                                             DEC. 31     MARCH 31      JUNE 30
                                           -----------  -----------  -----------

Revenue:
  Product licenses.......................   $   7,877    $   8,201    $   8,574
  Maintenance and services...............       1,861        2,064        2,347
  Other..................................          92           92           91
                                           -----------  -----------  -----------
    Total revenue........................       9,830       10,357       11,012
Cost of revenue:
  Product licenses.......................         274          279          205
  Maintenance and services...............         209          226          279
                                           -----------  -----------  -----------
    Total cost of revenue................         483          505          484
                                           -----------  -----------  -----------
Gross profit.............................       9,347        9,852       10,528
Operating expenses:
  Research and development...............       2,255        2,379        2,428
  Sales and marketing....................       2,771        3,048        3,257
  General and administrative.............       1,186        1,098        1,344
  In-process technology..................      --           --           --
                                           -----------  -----------  -----------
    Total operating expenses.............       6,212        6,525        7,029
Income (loss) from operations............       3,135        3,327        3,499
Interest expense.........................          (2)          (1)          (1)
Other income, net........................         262          289          139
Gain on sale of TDS product line.........           5       --               66
                                           -----------  -----------  -----------
Income (loss) before income taxes........       3,400        3,615        3,703
Income tax provision (benefit)...........         (78)         978        1,041
                                           -----------  -----------  -----------
Net income (loss)........................   $   3,478    $   2,637    $   2,662
                                           -----------  -----------  -----------
                                           -----------  -----------  -----------
Revenue:
  Product licenses.......................        80.1%        79.2%        77.9%
  Maintenance and services...............        19.0         19.9         21.3
  Other..................................         0.9          0.9          0.8
                                           -----------  -----------  -----------
    Total revenue........................       100.0        100.0        100.0
Cost of revenue:
  Product licenses.......................         2.8          2.7          1.9
  Maintenance and services...............         2.1          2.2          2.5
                                           -----------  -----------  -----------
    Total cost of revenue................         4.9          4.9          4.4
                                           -----------  -----------  -----------
Gross profit.............................        95.1         95.1         95.6
Operating expenses:
  Research and development...............        23.0         23.0         22.0
  Sales and marketing....................        28.2         29.4         29.6
  General and administrative.............        12.1         10.6         12.2
  In-process technology..................      --           --           --
                                           -----------  -----------  -----------
    Total operating expenses.............        63.3         63.0         63.8
Income (loss) from operations............        31.8         32.1         31.8
Interest expense.........................      --           --           --
Other income, net........................         2.7          2.8          1.3
Gain on sale of TDS product line.........         0.1       --              0.6
                                           -----------  -----------  -----------
Income (loss) before income taxes........        34.6         34.9         33.7
Income tax provision (benefit)...........        (0.8)         9.4          9.5
                                           -----------  -----------  -----------
Net income (loss)........................        35.4%        25.5%        24.2%
                                           -----------  -----------  -----------
                                           -----------  -----------  -----------

                    SUMMIT DIRECTORS AND EXECUTIVE OFFICERS

    Certain information about the directors and executive officers of Summit and
their respective ages and positions as of   -  , 1998 are as follows:

NAME                          AGE                           POSITION
----------------------------  --- ------------------------------------------------------------
Larry J. Gerhard............  57  Chairman of the Board of Directors, President and Chief
                                    Executive Officer
C. Albert Koob..............  43  Vice President of Finance, Chief Financial Officer and
                                  Secretary
Joseph G. Masarich..........  38  Senior Vice President--Worldwide Marketing and Sales
Moshe Guy...................  40  Vice President, General Manager and Chief Operating
                                    Officer--Design Solutions Division
Richard Davenport...........  53  Vice President and Chief Operating Officer--Verification
                                    Products Division
Eric Benhayoun..............  44  Vice President, General Manager--European Operations
Sharon L. Beelart...........  50  Corporate Controller
Arthur Fletcher.............  33  Treasurer and Director of Investor Relations
Amihai Ben-David............  48  Director
William V. Botts............  62  Director
Steven P. Erwin.............  54  Director
Barbara M. Karmel, Ph.D.....  65  Director

    Mr. Gerhard has served as President, Chief Executive Officer and Director of Summit since January 1993 and was elected Chairman of the Board in May 1996. From November 1991 to November 1992, Mr. Gerhard was the President and Chief Executive Officer of Enterprise Communications and Computing Inc., a communications products provider for the Unix-based virtual mainframe market. Mr. Gerhard was the President and Chief Executive Officer of Ventura Software, Inc., a desktop publishing company and a wholly-owned subsidiary of Xerox Corporation from November 1989 to November 1991. Prior to that time, Mr. Gerhard was employed for nine years with Decision Data, Inc., a supplier of peripherals and applications software for IBM System 3X and AS400, including the last three years as President and Chief Executive Officer.

    Mr. Koob has served as Vice President of Finance and Chief Financial Officer since October 1995 and Secretary since May 1996. From October 1989 to April 1994, Mr. Koob was the Vice President and Chief Financial Officer of Ventura Software, Inc. Mr. Koob was the Vice President and General Manager of Decision Business Solutions, an IBM midrange system reseller, from 1987 to 1989. Prior to 1987, Mr. Koob held various senior level financial management positions with technology companies.

    Mr. Masarich has served as Senior Vice President of Worldwide Marketing and Sales since December 1997. From July 1997 to October 1997 Mr. Masarich was the acting President and Chief Executive Officer of Junk Yard Dogs, Inc. a manufacturer of electro-luminescent products. Mr. Masarich was the Vice President of Worldwide Sales for Technology Modeling Associates, Inc., a provider of physical simulation software to support integrated circuit design and manufacturing, from January 1996 through May 1997. Additionally, Mr. Masarich served for ten years in sales management positions with Cadence Design Systems and Hewlett Packard.

    Mr. Guy has served as Vice President, General Manager and Chief Operating Officer of the Design Solutions Division of Summit since September of 1997. From May 1996 to September 1997 Mr. Guy served as General Manager of Summit (EDA) Ltd. and as the Vice President of Product Marketing from February 1994 to May 1996. Mr. Guy was the Director of Marketing and Sales for SEE Technologies from January 1991 to January 1994. SEE Technologies was the continuation of the Israeli Design Center of

Daisy and the main supplier of EDA Tools for Intergraph. From 1987 to 1991, Mr. Guy was a Technical Manager for Daisy Systems. Prior to that time, Mr. Guy held various engineering positions with companies in the computer design industry in Israel.

    Mr. Davenport has served as Vice President and Chief Operating Officer of the Verification Products Division since September 1997. Mr. Davenport was the founder and CEO of SimTech from 1991 through September 1997. From 1987 through 1991, Mr. Davenport was a Regional Sales Manager for Gateway Design Automation and Cadence Systems.

    Mr. Benhayoun has served as Vice President, General Manager--European Operations since June 1996 and as Vice President--European Sales Operations from November 1994 to June 1996. From June 1994 to November 1994, Mr. Benhayoun was the European Marketing Manager for the Modeling Product Division of Synopsys. From March 1990 to June 1994, Mr. Benhayoun was the General Manager and Director of Logic Modeling Corporation France, an SDA provider which was acquired by Synopsys in January 1994. Prior to that time, he held various European sales and marketing management positions with Cadnetix Corporation and Daisy Systems, each an EDA supplier.

    Ms. Beelart has served as Corporate Controller since December 1996. From April 1992 to December 1996, Ms. Beelart worked independently as a CPA and financial consultant, serving from April 1996 to December 1996 with Summit. From June 1986 to April 1992, Ms. Beelart served as the Chief Financial Officer of Sierra Detroit Diesel Allison, Inc., a $40 million distribution company in the San Francisco Bay Area. From January 1978 to June 1986, Ms. Beelart held various positions including audit manager with PricewaterhouseCoopers LLP.

    Mr. Fletcher has served as Treasurer and Director of Investor Relations since April 1996. From October 1995 to March 1996, Mr. Fletcher was Director of Business and Financial Planning. From April 1994 to September 1995, Mr. Fletcher was Manager of Financial Planning and Systems. Prior to April 1994, Mr. Fletcher held a variety of finance and accounting positions with high technology companies.

    Mr. Ben-David has served as a director of Summit since January 1994. He has been the founder, Chief Executive Officer and Chairman of DCL Technologies Ltd., a public company located in Israel and traded on the Tel-Aviv Stock Exchange, since May 1982. DCL Technologies Ltd. specializes in the development of high technology companies in the areas of communications, computer telephony, expert systems and electronic design automation. From January 1991 until the acquisition of SEE Technologies Software Environment for Engineers Ltd. ("SEE Technologies") by Summit in February 1994, Mr. Ben-David was Chairman of the Board of SEE Technologies.

    Mr. Botts has served as a director of Summit since May 1997. Mr. Botts has been the Interim Chief Executive Officer of California Lifestyles, Inc., a footwear company, since August 1997. Mr. Botts served as Chief Executive Officer of Hard Candy, Inc., a cosmetics company, from March 1996 to March 1997. From June 1993 to March 1996, Mr. Botts was the owner and President of WV Associates, a consulting firm for mergers, acquisitions, business turnarounds and strategic planning. From October 1992 to June 1993, Mr. Botts served as President and Chief Executive Officer of Aurora Electronics, Inc., a semiconductor company. From March 1992 to September 1992, Mr. Botts served as President and Chief Executive Officer of Micro-C Corporation, a semiconductor company that was acquired by Aurora Electronics, Inc. Mr. Botts served as President and Chief Executive Officer of Vertex Design Systems, Inc., a computer software company, from September 1988 to March 1992 and as Chairman of the Board, Chief Executive Officer and President of EI International, Inc., a computer systems, software and consulting company, from April 1978 to January 1988. Prior to that time, Mr. Botts was a divisional Vice President of Rockwell International Corporation. Mr. Botts is currently a director of XLNT Corporation.

    Mr. Erwin has served as a director of Summit since May 1997. Mr. Erwin has served as Executive Vice President and Chief Financial Officer of Foundation Health Systems, Inc., a managed health care company, since March 1998. Mr. Erwin was Executive Vice President and Chief Financial Officer of U.S.

Bancorp, Portland, Oregon from July 1994 to July 1997. Prior to that time, Mr. Erwin served as Treasurer of BayBanks, Inc., Boston, Massachusetts from November 1987 until July 1994.

    Dr. Karmel has served as a director of Summit since May 1997. Dr. Karmel has been President of The Reed Company, a management consulting firm, since 1982. Prior to that time, she served as a professor of management in the business schools at Oregon State University, University of Wisconsin-Madison, and the Atkinson Graduate School of Management at Willamette University. She currently is a member of the board of Oregon Enterprise Forum and Oregon Independent Colleges Foundation. Dr. Karmel has previously served as a member of the Board of Directors of U.S. Bancorp and United States National Bank of Oregon, and as Commissioner of Portland Development Commission, Director and Vice President-Small Business for the Portland Metropolitan Chamber of Commerce and a member of the board of the Academy of Management.

    Executive officers of Summit are elected by the Summit Board and serve until their successors have been duly elected. There are no family relationships among the directors and executive officers of Summit.

DIRECTOR COMPENSATION

    All non-employee directors receive $20,000 per year and $1,000 per meeting (excluding committee meetings) as compensation for their services as members of the Summit Board. Members are also reimbursed for all travel and related expenses incurred in connection with attending Summit Board and committee meetings.

    In addition, non-employee directors are eligible to receive option grants under Summit's 1996 Director Option Plan (the "Director Plan"), under which 150,000 shares of Common Stock have been reserved for issuance. The Director Plan provides for an automatic grant of an option to purchase 10,000 shares of Common Stock on the date on which a person first becomes a non-employee director. Thereafter, he or she will automatically be granted an additional option to purchase 10,000 shares on the date of the annual meeting of each subsequent year, provided he or she is then a non-employee director and provided further, that on such date he or she has served on the Board for at least six months. The first option granted to a director pursuant to the Director Plan vests twelve months after the date of grant. All subsequent options vest and become exercisable on the earlier of (i) 12 months after the date of the grant or (ii) one business day prior to the date of Summit's first annual meeting after the grant date. Vesting of the options is subject to the optionee continuing to serve as a director on the vesting date. Mr. Ben-David, Mr. Botts, Mr. Erwin and Dr. Karmel were each granted 10,000 options in May 1997 and in May 1998 at exercise prices of $9.125 and $14.50 per share, respectively. Mr. Ben-David, Mr. Botts, Mr. Erwin and Dr. Karmel are eligible to receive future option grants pursuant to the Director Plan.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires Summit's executive officers and directors, and persons who own more than 10% of a registered class of Summit's equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC rules to furnish Summit with copies of all forms they file. Based solely on its review of the copies of such forms received by Summit and written representations from certain reporting persons, Summit believes that, during 1997, all Section 16(a) filing requirements applicable to its executive officers, directors and 10% stockholders were satisfied, except that the Form 3 for Richard Davenport and the Form 4's for DCL Technologies Ltd. for September 1997 and November 1997 were filed late.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Summit's Compensation Committee was formed in August 1994 and is currently composed of Messrs. Ben-David and Botts. No interlocking relationship exists between any member of Summit's Compensation Committee and any member of any other company's board of directors or compensation committee.

                     SUMMIT EXECUTIVE OFFICER COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation paid to Summit's Chief Executive Officer and each of the four other most highly compensated executive officers of Summit determined as of the end of the last fiscal year (hereafter referred to as the "Named Executive Officers") for services rendered to Summit in all capacities during the last three fiscal years.

                                                                                                       LONG-TERM
                                                                                                      COMPENSATION
                                                                                                         AWARDS
                                                                        ANNUAL COMPENSATION           ------------
                                                                -----------------------------------      NO. OF
                                                                                       OTHER ANNUAL    SECURITIES     ALL OTHER
                                                                SALARY      BONUS      COMPENSATION    UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                               YEAR  ($)(1)     ($)(2)          ($)          OPTIONS          ($)
--------------------------------------------------------  ----  -------  -----------   ------------   ------------   ------------
Larry J. Gerhard .......................................  1997  341,667  160,000         5,000(3)      75,000          3,575(4)
  President and Chief Executive Officer                   1996  260,000   60,000         --            75,000        105,088(5)
                                                          1995  240,000    --            --             --             6,589(6)

C. Albert Koob .........................................  1997  143,333   64,000         3,750(7)      28,000          2,350(8)
  Vice President--Finance, Chief Financial Officer and    1996  127,500   20,000         --            15,000          7,067(9)
  Secretary                                               1995   24,198   20,000         --            75,000         45,740(10)

Moshe Guy(11) ..........................................  1997  113,392   69,810(12)    10,515(13)     34,152          --
  Vice President, General Manager and Chief Operating     1996      N/A      N/A           N/A            N/A            N/A
  Officer of the Design Solutions Division                1995      N/A      N/A           N/A            N/A            N/A

John DiFerdinando(14) ..................................  1997  108,958   30,290(15)     6,150(16)     25,000        117,114(17)
  Senior Vice President-- Worldwide Marketing             1996      N/A      N/A           N/A            N/A            N/A
                                                          1995      N/A      N/A           N/A            N/A            N/A

Eric Benhayoun .........................................  1997  120,252   26,945(18)     --            32,500          --
  Vice President, General Manager--European Operations    1996  125,000   27,549(19)     --             --             --
                                                          1995  117,570   53,732(20)     --             --   (21)      --

------------------------

 (1) Amounts shown include cash and noncash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

 (2) Consists of year-end bonuses paid in January of the following year.

 (3) Consists of car allowance.

 (4) Consists of Summit's matching contribution to Mr. Gerhard's 401(k) plan in the amount of $2,375 and medical insurance premiums in the amount of $1,200.

 (5) Consists of $103,888 paid to Mr. Gerhard for accrued vacation and $1,200 paid by Summit for medical insurance premiums for Mr. Gerhard. In 1996, Summit changed its vacation policy which triggered a one-time pay out of balances previously accrued.

 (6) Consists of $5,389 paid to Mr. Gerhard for moving expenses incurred in connection with completing his relocation from Southern California and $1,200 paid by Summit for medical insurance premiums for Mr. Gerhard.

 (7) Consists of car allowance.

 (8) Consists of Summit's matching contribution to Mr. Koob's 401(k) plan.

 (9) Consists of payment for accrued vacation. In 1996, Summit changed its vacation policy which triggered a one-time payout of balances previously accrued.

 (10) Consists of relocation expenses.

 (11) Mr. Guy became an executive officer of Summit in May 1997.

 (12) Consists of $64,000 of bonus and $5,810 of commissions.

 (13) Consists of car allowance.

 (14) Mr. DiFerdinando became an executive officer of Summit in May 1997. Mr. DiFerdinando terminated his employment with Summit in January 1998.

 (15) Consists of commissions.

 (16) Consists of car allowance.

 (17) Consists of relocation expenses, including losses incurred by Mr. DiFerdinando as a result of an expedited sale of his home, and Summit's matching contribution to Mr. DiFerdinando's 401(k) plan in the amount of $2,375.

 (18) Consists of commissions, $12,000 of which was paid in 1998.

 (19) Consists of commissions, $11,572 of which was paid in 1997.

 (20) Consists of commissions, $9,625 of which was paid in 1996.

 (21) On September 13, 1995, in connection with a repricing of all outstanding options having an exercise price in excess of $1.75 per share, Summit canceled and replaced the option to purchase 58,500 shares of Common Stock at a purchase price of $2.50 per share with a new option to purchase the same number of shares of Common at an exercise price of $1.75 per shares. Such new option is not reflected in above table.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding stock options granted during the fiscal year ended December 31, 1997 to each of the Named Executive Officers.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1997

                                                                                                        POTENTIAL REALIZABLE
                                                           INDIVIDUAL GRANTS                              VALUE AT ASSUMED
                                 ---------------------------------------------------------------------    ANNUAL RATES OF
                                   NO. OF        % OF TOTAL                      FAIR                       STOCK PRICE
                                 SECURITIES        OPTIONS                      MARKET                    APPRECIATION FOR
                                 UNDERLYING      GRANTED TO       EXERCISE     VALUE ON                    OPTION TERM(3)
                                   OPTIONS      EMPLOYEES IN        PRICE       DATE OF    EXPIRATION   --------------------
                                 GRANTED(1)        1997(2)        ($)/SHARE    GRANT($)       DATE        5%($)     10%($)
                                 -----------  -----------------  -----------  -----------  -----------  ---------  ---------
Larry J. Gerhard...............      75,000             8.9%           8.13         8.13      7/28/07     383,233    971,187

C. Albert Koob.................      28,000             3.3%           8.13         8.13      7/28/07     143,074    362,576

Moshe Guy......................         761             0.1%           6.52         6.52      4/15/07       3,118      7,902
                                      8,000             0.9%           8.13         8.13      7/28/07      40,878    103,593
                                        391             0.1%          17.00        17.00     10/17/07       4,180     10,594
                                     25,000(4)           3.0%          9.63         9.63     12/22/07     151,328    383,494

John DiFerdinando..............      25,000             3.0%           5.38         5.38      4/16/07      84,508    214,159

Eric Benhayoun.................      20,000             2.4%           8.13         8.13      7/28/07     102,195    258,983
                                     12,500             1.5%           9.63         9.63     12/22/07      75,664    191,747

------------------------

(1) Options granted in 1997 are either incentive stock options or nonstatutory stock options and generally vest over four years, with 25% of the option shares becoming fully vested one year from the grant date and 1/48th vesting in each successive month, with full vesting occurring on the fourth anniversary date. Under the terms of the 1994 Stock Plan and the 1997 Nonstatutory Stock Option Plan, the administrator retains discretion, subject to plan limits, to modify the terms of outstanding options and to reprice outstanding options. The options have a term of 10 years, subject to earlier termination in certain situations related to termination of employment.

(2) Based on a total of 846,777 options granted to all employees and consultants during 1997.

(3) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent Summit's estimate or projection of the future Common Stock price.

(4) Granted under the 1997 Nonstatutory Stock Option Plan.

OPTION EXERCISES AND HOLDINGS

    The following table sets forth, as to the Named Executive Officers, certain information concerning stock options exercised during 1997 and the number of shares subject to exercisable and unexercisable stock options as of December 31, 1997. The table also sets forth certain information with respect to the value of stock options held by such individuals as of December 31, 1997.

          AGGREGATED OPTION EXERCISES IN YEAR ENDED DECEMBER 31, 1997
                     AND OPTION VALUES ON DECEMBER 31, 1997

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS AT
                                    SHARES                     OPTIONS AT 12/31/97            12/31/97($)(1)
                                  ACQUIRED ON     VALUE     --------------------------  --------------------------
NAME                               EXERCISE    REALIZED($)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
--------------------------------  -----------  -----------  -----------  -------------  -----------  -------------
Larry J. Gerhard................           0            0       85,416        64,584       110,415        161,460
C. Albert Koob..................      20,000      216,260       58,750        39,250       493,281         85,469
Moshe Guy.......................           0            0        4,902        44,250         8,284         60,469
John DiFerdinando...............           0            0       21,500        25,000       195,813        131,250
Eric Benhayoun..................           0            0       58,500        32,500       519,188         62,500

------------------------

(1) These values have been calculated based on the closing price of Summit's Common Stock on the Nasdaq National Market on December 31, 1997 of $10.38 per share minus the exercise price.

EMPLOYMENT AGREEMENTS

    Summit entered into a three-year employment agreement with Mr. Gerhard effective August 1, 1997, pursuant to which he receives an annual base salary, an annual bonus of up to 25% of his base salary payable if certain revenue targets are achieved and all standard benefits accorded other executives of Summit as well as certain additional medical benefits. Mr. Gerhard was also granted options to purchase up to 75,000 shares of Common Stock, subject to vesting over a three-year period. In addition, Mr. Gerhard is entitled to an allowance for car expenses of $1,000 per month. In the event Mr. Gerhard is terminated other than for cause, he is entitled to severance of $33,333.33 per month plus all insurance benefits until he accepts other full time employment, but in no event for longer than twenty-four months. This agreement will be automatically extended for additional one-year terms unless terminated by either party with 90 days written notice prior to the end of the then current term.

    On October 21, 1995, Summit entered into a four-year employment agreement with Mr. Koob pursuant to which he receives an annual base salary, an annual bonus of up to 25% of his base salary, all standard benefits accorded other executives of Summit, and relocation costs. Under the agreement, Mr. Koob was granted options to purchase up to 75,000 shares of Common Stock, subject to vesting over a four-year period. Such options automatically vest upon termination of Mr. Koob other than for cause and upon the sale of more than 75% of the assets or 50% of the outstanding capital stock of Summit. In addition, the agreement provided that upon consummation of Summit's initial public offering, the four-year vesting schedule with respect to such options accelerated by one year. In the event Mr. Koob is terminated other than for cause, he is entitled to severance of $10,416.67 per month plus all insurance benefits until he accepts other full time employment, but in no event for longer than nine months. In the event Mr. Koob resigns or is terminated for cause within 36 months after the date of the employment agreement, any unvested options and any options which vested, and shares issued upon exercise of such options, within one year prior to such resignation or termination may be repurchased by Summit at the option exercise price. This agreement will be automatically extended for additional one-year terms unless terminated by either party with 90 days written notice prior to the end of the then current term.

    On July 1, 1997, Summit entered into a four-year employment agreement with Mr. Guy, pursuant to which he receives an annual base salary, an annual bonus of up to 25% of his base salary, and all standard benefits accorded other executives of Summit. In the event Mr. Guy is terminated other than for cause, he is entitled to severance equal to his then monthly base salary plus all current insurance benefits until he accepts other full time employment, but in no event for longer than twelve months. This agreement will be automatically extended for additional one-year terms unless terminated by either party with 90 days written notice prior to the end of the then current term.

    On April 15, 1997, Summit entered into a four-year employment agreement with Mr. DiFerdinando, pursuant to which he received an annual base salary, an annual bonus of up to 25% of his base salary, and all standard benefits accorded other executives of Summit. Under the agreement, Mr. DiFerdinando was granted options to purchase up to 25,000 shares of Common Stock, subject to vesting over a four-year period, unless Summit sold substantially all of its assets or was acquired, in which case all shares would have vested immediately. In the event Mr. DiFerdinando was terminated other than for cause, he would have been entitled to severance equal to his then monthly base salary plus all current insurance benefits until he accepted other full time employment, but in no event for longer than six months. Mr. DiFerdinando also received relocation expense reimbursement as well as an equity protection over the sale price of his home. Mr. DiFerdinando terminated his employment with Summit in January 1998.

    Effective October 31, 1994, Summit entered into a four-year employment agreement with Mr. Benhayoun pursuant to which he receives an annual base salary, commissions based on sales revenue generated, and all standard benefits accorded other executives of Summit. Under the employment agreement, Mr. Benhayoun was granted options to purchase up to 58,500 shares of Common Stock, of which 15,000 vested immediately, 15,000 vested on October 31, 1995, and the remainder vested ratably over the 24 months following October 31, 1995. In addition, the agreement provided that upon consummation of Summit's initial public offering, the two-year vesting schedule with respect to such options accelerated by one year. In addition, in the event Mr. Benhayoun is terminated other than for cause, he is entitled to severance of 52,083 French francs (approximately $8,502.65 as of March 27, 1998) per month plus all insurance benefits until he accepts other full-time employment, but in no event longer than nine months.

                          SUMMIT CERTAIN TRANSACTIONS

    In December 1993, Summit's Israeli subsidiary, Summit (EDA) Ltd. (formerly named SEE Technologies), entered into a four-year sublease which was subsequently extended until December 31, 1998, pursuant to which Summit (EDA) Ltd. subleases space for its corporate offices from DCL Holding & Investment in Technology (1993), Ltd. ("DCL") on terms and conditions similar to those under which DCL leases such office space from the third-party owner of the office space. DCL is a 5% stockholder of Summit and wholly-owned subsidiary of DCL Technologies Ltd. Amihai Ben-David, a director of Summit, is the Chief Executive Officer and Chairman of DCL Technologies Ltd. Summit believes that the terms of the foregoing lease are no less favorable to Summit than those that could have been obtained from unaffiliated third parties.

    In May 1997, Summit loaned $350,000 to Moshe Guy, an executive officer of Summit, for the purchase of a primary residence pursuant to a promissory note that bore interest at the rate of 5% per year. The principal and accrued interest were repaid in September 1997.

    In July 1997, Summit loaned an aggregate of $165,000 to John DiFerdinando for the purchase of a primary residence pursuant to two promissory notes that bore interest at the rate of 5.98% per year. The principal and accrued interest were repaid in October 1997. Mr. DiFerdinando, formerly an executive officer of Summit, terminated his employment with Summit in January 1998.

    In September 1997, Summit repurchased 24,000 and 150,000 shares of Summit's Common Stock at a price of $12.56 per share from C. Albert Koob and L&K Properties Limited Partnership, respectively. Mr. Koob is an executive officer of Summit, and Larry Gerhard, the sole general partner and a limited partner of L&K Properties Limited Partnership, is an executive officer and director of Summit. Summit also repurchased 200,000 shares from DCL.

    In September 1997, Summit acquired SimTech. In connection with the acquisition, Richard Davenport, an executive officer of Summit, received $2,202,731 and 692,089 shares of Summit's Common Stock in exchange for his shares of SimTech stock. Part of those shares are subject to a lock-up arrangement and held in escrow. The shares will be released from the lock-up over a 24-month period subject to Mr. Davenport's continued employment with Summit. The Richard Davenport 1997 Irrevocable Annuity Trust also received $362,153 and 113,786 shares of Summit's Common Stock in exchange for its shares of SimTech stock.

    Summit has a line of credit for $1,000,000 with the United States National Bank of Oregon, a subsidiary of U.S. Bancorp. Steven P. Erwin, director of Summit, was Executive Vice President and Chief Financial Officer of U.S. Bancorp until July 1997.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of Summit Common Stock, as of August 31, 1998, by (a) each person known by Summit to be the beneficial owner of more than 5% of the outstanding shares of Summit Common Stock, (b) each director and nominee for director, (c) each of the executive officers named in the Summary Compensation Table, and (d) all directors and executive officers of Summit as a group. Unless otherwise noted in the footnotes to the table, Summit believes that the persons named in the table have sole voting and investing power with respect to all shares of Summit Common Stock indicated as being beneficially owned by them.

                                                                                    NUMBER OF SHARES
                                                                                      BENEFICIALLY         PERCENT
NAME OF BENEFICIAL OWNER                                                                OWNED(1)         OF TOTAL(1)
--------------------------------------------------------------------------------  --------------------  -------------
DCL Technologies Ltd.(2)........................................................           977,730              6.4%
  P.O. Box 544
  46105 Herzlia Israel
GeoCapital, LLC(3)..............................................................         1,523,100             10.0%
  767 Fifth Avenue, 45th Floor
  New York, NY 10153
Pilgrim Baxter & Associates, Ltd.(4)............................................         1,209,900              7.9%
  825 Duportail Road
  Wayne, PA 19087
T. Rowe Price Associates, Inc.(5)...............................................           801,300              5.3%
  100 East Pratt Street
  Baltimore, MD 21202
Massachusetts Financial Services Company(6).....................................           843,250              5.5%
  500 Boylston Street, 15th Floor
  Boston, MA 02116
Larry J. Gerhard(7).............................................................           116,919            *
C. Albert Koob(8)...............................................................            50,624            *
Moshe Guy(9)....................................................................            10,301            *
John DiFerdinando...............................................................             1,000            *
Eric Benhayoun(10)..............................................................            18,692            *
Amihai Ben-David(11)............................................................           977,730              6.4%
William Botts(12)...............................................................            12,500            *
Steven P. Erwin(13).............................................................            15,000            *
Barbara M. Karmel, Ph.D.(14)....................................................            11,000            *
All directors and executive officers as a group (13 persons)(15)................         1,818,693             11.7%

------------------------

*   Represents less than 1% of the total.

(1) Based on 15,240,701 shares of Common Stock outstanding as of August 31, 1998. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentage of beneficial ownership assume the exercise by only the respective named stockholder of all options for the purchase of Common Stock held by such stockholder which are exercisable within 60 days.

(2) Includes 947,730 shares held by DCL Holding & Investments in Technology
    (1993) Ltd., a wholly-owned subsidiary of DCL Technologies Ltd. DCL Technologies Ltd. is an Israeli public company, the shares of which are traded on the Tel-Aviv stock exchange. The Company believes that the following stockholders own at least 5% of the outstanding shares of DCL Technologies Ltd.: Comverse

    Technologies Inc., ISCAL Holdings Ltd., Uri Melamed, Bank Hapoalim, Danbar Ltd. and Amihai Ben-David.

(3) As indicated in the Schedule 13G filed by GeoCapital, LLC pursuant to the Exchange Act on February 23, 1998.

(4) As indicated in the Schedule 13G, as amended, filed by Pilgrim Baxter & Associates, Ltd. pursuant to the Exchange Act on February 13, 1998.

(5) As indicated in the Schedule 13G filed by T. Rowe Price Associates, Inc. pursuant to the Exchange Act on February 12, 1998.

(6) As indicated in the Schedule 13G filed by Massachusetts Financial Services Company pursuant to the Exchange Act on February 12, 1998.

(7) Includes 113,138 shares issuable upon exercise of options. Also includes 3,781 shares held by L&K Properties Limited Partnership, of which Mr. Gerhard is the sole general partner and a limited partner.

(8) Includes 50,624 shares issuable upon exercise of options.

(9) Includes 10,301 shares issuable upon exercise of options.

(10) Includes 17,500 shares issuable upon exercise of options.

(11) Includes 947,730 shares held by DCL Holding & Investments in Technology
    (1993) Ltd. and 30,000 shares held by DCL Technologies Ltd. Mr. Ben-David is the Chief Executive Officer and Chairman of DCL Technologies Ltd. and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(12) Includes 10,000 shares issuable upon exercise of options.

(13) Includes 10,000 shares issuable upon exercise of options.

(14) Includes 10,000 shares issuable upon exercise of options.

(15) Includes 244,395 shares issuable upon exercise of options.

                                 ORCAD BUSINESS

OVERVIEW

    OrCAD develops, markets and supports software products that assist electronics designers in the management of component data and in the design of FPGAs, including complex programmable logic devices, analog and mixed analog-digital circuits, and PCBs. OrCAD operates in a single business segment, comprising the electronic design automation industry and serves most segments of the electronics industry, including aerospace, telecom, industrial control, military, medical equipment, and consumer products. OrCAD's products enable electronics designers to reduce time to market, improve product capability, and reduce design costs. OrCAD's Windows-based EDA solutions support the design process for mainstream components, from schematic capture to programmable logic design and verification to circuit simulation and printed circuit board layout. Over 240,000 products bearing the OrCAD name have been sold worldwide since 1984.

RECENT DEVELOPMENTS

    In October 1997, OrCAD entered into an Agreement and Plan of Merger with MicroSim Corporation ("MicroSim"), a privately held California corporation, providing for the merger of OCA Merger Corporation, a wholly-owned subsidiary of OrCAD, with and into MicroSim (the "MicroSim Merger"). The MicroSim Merger was consummated on January 20, 1998, at which time all of the issued and outstanding shares of MicroSim Common Stock and all of the outstanding options and other rights to acquire MicroSim Common Stock were converted into and exchanged for 2,427,632 shares of OrCAD Common Stock. The MicroSim Merger was accounted for as a pooling-of-interests.

    As a result of the MicroSim Merger, OrCAD incurred a one-time charge totaling approximately $4.1 million in the first quarter of 1998, relating primarily to financial advisory fees, legal and accounting services for both parties, personnel severance costs, the cancellation and continuation of contractual obligations and other integration costs.

    On April 15, 1998, OrCAD U.K. Ltd., a wholly-owned subsidiary of OrCAD formed in March 1998, purchased certain assets and assumed certain liabilities of ARS Microsystems ("ARS") for approximately $1 million. ARS was previously OrCAD's value added reseller in the United Kingdom. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

INDUSTRY BACKGROUND

    Advances in electronics technology have enabled the development of products with significantly greater functionality, lower cost, and smaller size. The electronic functionality of these products today is contained in multiple, diverse ICs combined into electronic subsystems on one or more PCBs. While extremely complex components such as microprocessors, memory, and custom digital signal processors are central to a number of these subsystems, most subsystems are primarily composed of mainstream components.

    Competitive pressures and the proliferation of programmable logic devices and PCBs in product design have led to increasing demand for lower cost, easier-to-use solutions for design engineers creating mainstream components. The complexity of FPGAs and PCBs is continuously increasing as electronics manufacturers seek to increase functionality and reduce product cost and size. FPGAs are now full-scale systems on chips, with more than 100,000 gates and operating at 75 to 125 MHz and 3.3 volts.

    Today's mainstream PCBs may be multi-layer boards containing up to a thousand components and driven by high speed (>100MHz) microprocessors. OrCAD believes that the majority of manufacturers' electronic design-starts today involve these mainstream types of FPGAs, CPLDs, and PCBs. As an engineering design platform, the latest Intel PCs running Windows NT continue to offer increased

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
processing power and ease of use. More than ever, these machines are ideal for most of today's electronics design activities.


PRODUCTS



    EDA software tools aid electronic engineers in the design of increasingly complex products, and the tools provided by EDA suppliers must be periodically upgraded to meet the needs of the engineering community. Although the core technology and functionality remain essentially the same for the life of a product, EDA software tools undergo continual enhancements and maintenance engineering for quality improvements. This continuation engineering is provided to OrCAD's customers in the form of an upgrade.



    OrCAD attempts to release upgrades for each of its major products on an annual basis. The dates of the last upgrades of these major products are as follows:



PRODUCT                                                                            LAST UPGRADE
--------------------------------------------------------------------------------  ---------------
CAPTURE.........................................................................       2/98
EXPRESS.........................................................................       2/98
LAYOUT..........................................................................       8/98
PSPICE..........................................................................       8/97



    CAPTURE, EXPRESS, LAYOUT and PSPICE all made significant contributions to revenue for the six months ended June 30, 1998 as well as in 1997.


    OrCAD's software products are designed as 32-bit applications, each of which operates in an integrated fashion with other applications for Microsoft Windows.

    ORCAD CAPTURE is a 32-bit schematic capture tool that enables the acceleration of the engineer's overall design process for both FPGA and PCB design. Its integrated design management tools allow design engineers to browse their schematic database to find and edit objects, and to reuse portions of their designs. ORCAD CAPTURE includes: (i) a schematic editor designed to speed the drawing of complex schematics; (ii) a part editor that allows designers to modify any of the more than 20,000 included library parts or to create new ones easily; (iii) an electrical rules checking program that detects and flags common design errors on the schematic page; and (iv) features to produce output such as net-lists, bills of material and design documentation.

    ORCAD CAPTURE COMPONENT INFORMATION SYSTEM adds to OrCAD Capture a design data and library management tool. This tool links parts placed in an ORCAD CAPTURE design with the information in the manufacturers' in-house part databases and a selection of those found on the Internet. This increases the ease and efficiency of part selection for the designer and transfers information to create correct bills of material and net-lists to the schematics.

    ORCAD LAYOUT family of products allows rapid completion of most mainstream PCBs. ORCAD LAYOUT'S 16-layer autorouter applies proprietary "push-and-shove" technology to enable high density routing. OrCAD's interactive routing gives design engineers the power of "user-assisted" autorouting to precisely control critical routes. ORCAD LAYOUT PLUS adds shape-based autorouting, automatic cluster placement, component push-and-shove, auto-interactive placement, auto-path completion and single-layer autorouting. ORCAD LAYOUT ENGINEERS EDITION is suitable for use by engineers, PCB designers and technicians who do not require an autorouter.

    ORCAD EXPRESS is an integrated design environment for the design of FPGAs and CPLDs. It integrates VHDL, schematic, and mixed-mode design entry, simulation, and synthesis, targeted to vendor place and route tools, into a single application. With ORCAD EXPRESS, engineers can design board-level systems with FPGAs and CPLDs from OrCAD Solution Partners Actel Corporation, Altera Corporation, Lattice Semiconductor Corporation, Lucent Technologies, Inc., Vantis Corporation, and Xilinx, Inc.

    ORCAD EXPRESS COMPONENT INFORMATION SYSTEM adds to Express a design data and library management tool. This tool links parts placed in an OrCAD schematic design with the information in the manufacturers' in-house part databases and a selection of those found on the Internet. This increases the ease and efficiency of part selection for the designer and transfers information to create correct bills of material and net-lists to the schematics.

    ORCAD SCHEMATICS is a graphical EDA front-end that speeds the process of designing an electronic system. Engineers using ORCAD SCHEMATICS can create a schematic, simulate it, and prepare it for printed circuit board layout, all with the same 32-bit Window's-standard user interface. Its "Design Journal" capability allows engineers to explore alternative solutions simultaneously, enabling then to create better designs faster. ORCAD SCHEMATICS includes (i) a schematic editor that is integrated with OrCAD's other products; (ii) a design manager that allows design engineers to browse their design workspace; (iii) a parts library, containing more than 40,000 parts, together with a part editor and wizard that allows designers to quickly modify existing parts or create new ones; and (iv) features to create reports and send design data to other tools, such as AutoCAD.

    ORCAD PSPICE A/D is an analog/digital simulator that offers the design engineer close integration between analog and digital designs, and integrates both simulation and waveform analysis for mixed analog and digital systems. Many of today's electronic circuits combine both analog and digital components. ORCAD PSPICE A/D accelerates the design of these circuits by providing simulation and analysis of the system before it is built. ORCAD PSPICE A/D includes (i) ORCAD SCHEMATICS; (ii) a graphical waveform display and analysis program that allows engineers to view and calculate circuit performance; (iii) a library of over 10,000 models for analog and digital parts; and (iv) a graphical simulation model that allows engineers to modify models and create new ones.

    ORCAD PSPICE is an analog only simulator that was first introduced in 1984, and has been enhanced in numerous releases since. ORCAD PSPICE'S integration with ORCAD SCHEMATICS allows engineers to analyze and refine their designs in a single Windows-based graphical environment. The analysis capabilities (such as parametric analysis and Monte Carlo analysis) of ORCAD'S PSPICE give engineers an understanding of circuit performance that enables them to create better designs. ORCAD PSPICE includes (i) ORCAD SCHEMATICS; (ii) a graphical waveform display and analysis program that allows engineers to view and calculate circuit performance; (iii) a library containing more then 8,500 analog part models; and
(iv) a graphical simulation model editor that allows engineers to modify models and create new ones.

    ORCAD PSPICE A/D BASICS+ and ORCAD PSPICE BASICS are entry-level versions of ORCAD PSPICE A/D and ORCAD PSPICE.

    ORCAD PCBOARDS assists in the layout of printed circuit boards. It is integrated with ORCAD SCHEMATICS and ORCAD PSPICE A/D, allowing engineers to do both circuit design and layout to improve overall circuit performance and time-to-market. ORCAD PCBOARDS includes the industry leading Cadence (formerly Cooper & Chyan Technology) SPECCTRA Shaped Based autorouter to provide fast routes and high completion rates. ORCAD PCBOARDS also includes a library of more than 1,400 footprints and an interactive footprint editor that enables designers to modify existing footprints or create new ones.

    ORCAD DESIGNLAB enables engineers to design in an integrated manner. Within this integrated design environment engineers can move back and forth between creating the schematic diagram, simulating both analog and digital circuits, synthesizing both PLDs and CPLDs, designing and simulating systems containing Xilinx FPGAs, and laying out printed circuit boards. ORCAD DESIGNLAB includes ORCAD SCHEMATICS, ORCAD PSPICE A/D, and ORCAD PCBOARDS. It also includes additional features for PLD, CPLD, and FPGA design.

    OrCAD's integrated solutions address the entire process for designing PCBs and programmable logic devices. OrCAD's products are intended to be intuitive and relatively easy to use by a broad range of electronics designers. OrCAD's products include on-line help and tutorials to help design engineers become productive quickly, often within just a few days. In addition, OrCAD's products feature a familiar Windows user interface and can be used with other Windows applications, such as Microsoft Word and Microsoft Excel. This eliminates the need for separate platforms for design and office automation applications. In addition, OrCAD software can be linked to place-and-route software from the leading vendors of programmable logic devices.

    OrCAD believes that the EDA market is trending toward greater use of the Microsoft Windows NT operating system, and anticipates that the use of Windows NT-based products in the EDA market will grow and expand. Accordingly, all of the new products introduced by OrCAD (and its acquired companies) during its preceding and current fiscal year, and all of the products OrCAD is currently developing, are designed for use on Microsoft's Windows NT operating systems and the PC platform. Any factor adversely affecting the demand for or use of the Microsoft Windows operating systems or PCs, for EDA applications, could result in a material adverse effect on OrCAD's business, financial condition and results of operations.

    Software products as complex as those offered by OrCAD may contain defects or failures when introduced or when the new versions are released. OrCAD has in the past discovered software defects in certain of its products and may experience delays or lost revenue to correct such defects in the future. There can be no assurance that, despite testing by OrCAD, errors will not be found in new products or versions after commencement of commercial shipments, resulting in loss of market share or failure to achieve market acceptance. Any such occurrence could have a material adverse effect upon OrCAD's business, financial condition or results of operations.

MARKETING AND SALES

    OrCAD markets and sells its products in North America directly through its marketing and inside sales organizations which are supplemented by a field sales force and application engineers. OrCAD designs its marketing programs to reinforce the recognition of its brand through integrated advertising, direct mail, electronic marketing, and other promotional activities. OrCAD's sales effort is designed to stimulate, qualify and respond effectively to the leads generated by the marketing programs. OrCAD also generates leads through customer and consultant referrals. To effectively target and measure all of these efforts, OrCAD has invested in an information system that tracks contacts with customers and prospects. OrCAD's distribution strategy is intended to address the mainstream electronic design market in a productive, cost-effective manner. OrCAD believes that its direct field sales force will allow it to better meet the unique buying requirements of management in large organizations. OrCAD intends to use its penetration at the individual and group level in large organizations to help achieve enterprise-wide standardization on its products.

    OrCAD maintains an ongoing program of market research based on industry reports, customer input, surveys, and frequent communication with VARs. This research helps OrCAD to set priorities for product development, technical support, and other functional areas. Trade shows and OrCAD's training, consulting, and implementation services provide additional means of soliciting customer feedback.

    DIRECT SALES. OrCAD's direct sales effort consists primarily of an inside sales force supplemented with a field sales presence. Inside sales are typically generated by inbound inquiries stimulated by OrCAD's marketing programs, additional sales to existing customers, and references from customers. OrCAD believes inside sales has been a cost-effective means of distributing its products and gaining customer acceptance. OrCAD believes that its direct field sales force will allow it to better meet the unique requirements of selling directly to management at large organizations.

    INDIRECT SALES. OrCAD's VARs are key components of OrCAD's sales and marketing strategy in international markets, outside of Japan and the United Kingdom. VARs provide local technical support and sometimes local language documentation, and run a variety of direct marketing programs that build on materials developed for the North American direct marketing efforts. OrCAD derived approximately $7.0 million, $7.7 million, $16.7 million, $16.6 million, and $11.1 million, or approximately 30%, 37%, 38%, 45%, and 39% of its total revenue from international sales in the six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997, 1996 and 1995, respectively. Substantially all of OrCAD's international revenue to date has been derived from indirect sales made by its VARS and Japanese subsidiary. OrCAD purchased its Japanese distributor in 1995 and acquired certain assets of its U.K. distributer in 1998 to increase its direct presence in those countries. Beyond North America and Japan, OrCAD distributes its products through leading EDA VARs.

    Because OrCAD's products are used by professional engineers and other technical personnel, effective VARs must possess sufficient technical, marketing and sales resources and must devote these resources to sales efforts, customer education, training, consulting and support. Only a limited number of potential VARs possess these criteria. There can be no assurance that OrCAD will be able to attract and retain a sufficient number of qualified VARs to successfully market OrCAD's products, and the failure to do so would have a material adverse effect on OrCAD's business, financial condition and results of operations. OrCAD's relationship with its VARs is usually established through a formal reseller agreement, which generally may be terminated by either party without cause. There can be no assurance that any VAR will continue to represent OrCAD's products, and the inability to retain VARs could have a material adverse effect on OrCAD's business, financial condition and results of operations.

    STRATEGIC RELATIONSHIPS. OrCAD has strategic relationships with and works closely with other companies to develop and market their products and to provide customers with application-specific solutions. In addition, OrCAD has developed relationships with a number of FPGA and CPLD vendors such as Actel Corporation, Altera Corporation, Lattice Semiconductor Corporation, Lucent Technologies Inc., Vantis Corporation, and Xilinx, Inc. for the purpose of marketing integrated solutions to joint prospects and customers.

SERVICE AND SUPPORT

    OrCAD believes that to compete in the desktop EDA marketplace, it must provide a unique variety of support services, including customer service, software implementation, technical support, training and consulting services.

    OrCAD offers product support agreements that provide customers with access to product enhancements, technical support, and the OrCAD Design Network ("ODN") which includes the OrCAD Knowledge Base, the OrCAD Knowledge Exchange, OrCAD Tech Tips and an electronic Technical Support Connection. OrCAD has created programs for both in-house and on-site training for all products. In North America, OrCAD has developed a strong technical support capability comprised primarily of electrical engineers who understand the customers' design processes and OrCAD's products. Internationally, OrCAD Japan, OrCAD U.K., independent VARs and distributors provide support to OrCAD customers. In addition, OrCAD's domestic technical support resources are available to support OrCAD's international markets.

PRODUCT DEVELOPMENT

    OrCAD's product development process is customer-centric, led by a product marketing group which researches customer requirements, and is supported by research and development, quality assurance, and technical communications teams which jointly develop OrCAD's products. General technology directions for OrCAD's future developments include productivity improvements for target applications; language-based design and synthesis; design management; component-information systems development; support for advanced PCB routing technology and integration of the overall design process. OrCAD has a highly productive Windows C++ development environment, in which it develops its products using Microsoft Foundation Class UI objects. As of August 31, 1998, there were 102 people in the above mentioned groups.

In 1997, 1996, and 1995, OrCAD invested 25%, 25% and 26% of revenue, respectively, in product development. All software development costs are expensed as incurred.

    The EDA industry is characterized by rapid technological change, frequent new product introductions, evolving industry standards, and changing customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and un-marketable. OrCAD believes that it must continue to commit substantial resources to product development and, that its future success will depend on its continued ability to enhance its current products and to develop or acquire new products that keep pace with technological developments, emerging industry standards and changing customer requirements. There can be no assurance that OrCAD will be successful in developing and marketing any such new products or product enhancements, or that such new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. In the past, OrCAD has experienced delays in its introduction of product enhancements and new products. If OrCAD is unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, OrCAD's business, financial condition and results of operations will be materially and adversely affected.

COMPETITION

    The EDA industry is highly competitive. OrCAD currently competes in the desktop EDA market directly with Viewlogic, a wholly-owned subsidiary of Synopsys. Viewlogic offers Windows and UNIX-based products. OrCAD also faces competition from larger vendors of traditional UNIX-based EDA products. Some of these companies, such as Cadence, Synopsys, Mentor Graphics and others, have announced or released Windows-based products. OrCAD also competes with smaller, privately held companies. A number of OrCAD's competitors have significantly greater financial, technical and marketing resources than OrCAD, and strong name recognition. There can be no assurance that these competitors will not use their superior resources and visibility, and installed customer bases, to successfully develop better products and/or market their products more effectively than those of OrCAD. In particular, as a result of the wide acceptance of UNIX-based EDA tools, vendors of such tools have established long-term relationships with many of OrCAD's current and potential customers, and may have the ability to offer these customers a broad suite of Windows and UNIX-based products to satisfy the entire range of their design needs. Finally, in addition to competition from EDA software vendors, OrCAD faces competition from the internal design groups of many of its customers, who design and develop their own customized schematic capture, simulation or synthesis tools for their own particular needs and therefore may be reluctant to purchase products offered by OrCAD or other EDA vendors. There can be no assurance that OrCAD will be able to convert such internal design groups into users of OrCAD's products. More generally, there can be no assurance that OrCAD will be able to compete successfully against current and future competitors, both direct and indirect, or that competitive pressures or generally adverse economic conditions faced by OrCAD will not materially adversely affect its business, financial condition and results of operations.

PROPRIETARY RIGHTS

    OrCAD's success is heavily dependent upon its proprietary software technology. OrCAD currently relies on a combination of trade secret, copyright and trademark laws, and contractual provisions to protect its proprietary rights in its software products. OrCAD also ships its software with security devices to all customers outside the U.S. and Canada. OrCAD generally enters into proprietary information and confidentiality agreements with its employees and distributors, and limits access to and distribution of its software, documentation and other proprietary information. OrCAD does not license or release the source code for its proprietary software to its customers, except in connection with OEM development agreements and a fraction of the PSPICE software, which is sold as a model development product. Despite these precautions, there can be no assurance that a third party will not copy or otherwise obtain and use

OrCAD's products or technology without authorization, or develop similar or superior technology independently. In particular, OrCAD distributes its products pursuant to "shrink-wrap" licenses. There can be no assurance that such licenses are enforceable.

    In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Although OrCAD believes that its products do not infringe on the proprietary rights of third parties, and although OrCAD has received no communications from third parties alleging the infringement of the proprietary rights of such parties, there can be no assurance that infringement claims will not be asserted against OrCAD in the future and that any such claims will not require OrCAD to enter into costly litigation. Irrespective of the validity or the successful assertion of such claims, any such litigation could result in significant diversions of effort by OrCAD's technical and management personnel, as well as OrCAD's incurring significant costs with respect to the defense thereof, and could have a material adverse effect on OrCAD's business, financial condition and results of operations. In addition, if any claims or actions are asserted against OrCAD, OrCAD may choose to or be required to obtain a license under a third party's intellectual property rights. There can be no assurance that under such circumstances a license would be available upon reasonable terms or at all.

EMPLOYEES

    As of August 31, 1998, OrCAD had 253 employees, including 112 in marketing and sales, 102 in research and development and 39 in general and administrative capacities. Of these, 164 are located at OrCAD headquarters in Beaverton, Oregon, 46 are located in the Irvine, California headquarters, 18 are located at OrCAD Japan in Yokohama, Japan, 14 are located at OrCAD U.K. in Basingstoke, England, and 11 are located throughout the United States and Canada at field sales offices. None of OrCAD's employees is represented by a labor union or is subject to a collective bargaining agreement. OrCAD believes that its employee relations are good.

    OrCAD's future success depends in significant part upon the continued service of its key senior management, professional and technical personnel. OrCAD's future success also depends on its continuing ability to attract and retain highly qualified technical, professional and managerial personnel. Competition for such personnel is intense, and there can be no assurance that OrCAD can retain its key employees or that it can attract, assimilate or retain other highly qualified personnel in the future.

PROPERTIES

    OrCAD occupies approximately 39,000 square feet of space at its headquarters in Beaverton, Oregon under a lease expiring in 2001, subject to OrCAD's right to extend. In addition, OrCAD occupies approximately 43,000 square feet of space at a product development facility in Irvine, California under a lease expiring in 2004, subject to OrCAD's right to extend. OrCAD's subsidiary in Japan leases approximately 4,141 square feet for its office in Yokohama. OrCAD's subsidiary in the U.K. leases approximately 3,700 square feet for its office in Basingstoke, England.

    On February 20, 1998, OrCAD entered into an agreement expiring in 2009 to lease approximately 72,000 square feet of space for a new headquarters in Tigard, Oregon, which agreement was amended on April 2, 1998 to increase the amount of leased space to a total of approximately 106,000 square feet. At the time of entering into such lease agreement, OrCAD paid a non-refundable deposit of $147,000, and at the time of entering into the amendment, paid an additional $162,000 as a non-refundable deposit. OrCAD believes that its existing facilities, including the proposed new headquarters and expansion options, are adequate for its current needs and that suitable additional space will be available as needed.

LEGAL PROCEEDINGS

    From time to time, OrCAD becomes involved in ordinary, routine or regulatory legal proceedings incidental to the business of OrCAD. OrCAD is not presently a party to any litigation, the outcome of which would have a material adverse effect on OrCAD's business, financial condition or results of operations.

                   SELECTED ORCAD CONSOLIDATED FINANCIAL DATA

    The following selected historical consolidated financial data of OrCAD have been derived from OrCAD's historical consolidated financial statements. The selected historical consolidated financial data of OrCAD includes the financial results and accounts of Massteck, Ltd., Intelligent Systems Japan, K.K., Team Corporation and Q Point Technology from June 1, 1995, December 2, 1995, April 1, 1997 and June 10, 1997, respectively (the dates of each respective acquisition or purchase). In addition, the selected historical financial data of OrCAD includes the financial results and accounts of MicroSim for all periods presented. OrCAD's audited Consolidated Balance Sheets as of December 31, 1997 and 1996, its audited Consolidated Statements of Operations for the years ended December 31, 1997, 1996 and 1995, its unaudited Consolidated Balance Sheet as of June 30, 1998 and its unaudited Consolidated Statements of Operations for the six month periods ended June 30, 1998 and 1997 are included elsewhere in this Joint Proxy Statement/Prospectus and should be read in conjunction with such financial statements and the notes thereto. OrCAD's other audited historical financial statements for 1995, 1994 and 1993 are not included herein.

                                                                                                                   SIX MONTHS
                                                                             YEAR ENDED DECEMBER 31,             ENDED JUNE 30,
                                                                   -------------------------------------------  ----------------
                                                                    1997     1996     1995     1994     1993     1998     1997
                                                                   -------  -------  -------  -------  -------  -------  -------
                                                                                                                  (UNAUDITED)
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS:
Revenue:
Products.........................................................  $35,385  $31,169  $23,142  $18,345  $17,297  $17,503  $16,928
Service..........................................................    8,610    5,865    5,175    3,576    1,732    6,039    3,850
                                                                   -------  -------  -------  -------  -------  -------  -------
Total revenue....................................................   43,995   37,034   28,317   21,921   19,029   23,542   20,778

Cost and expenses:
Cost of revenue-products.........................................    4,764    4,142    3,675    3,613    3,220    1,562    2,393
Cost of revenue-service..........................................    1,692    1,503    1,109      973      672    1,175      793
Research and development.........................................   11,238    9,350    7,249    6,599    7,823    5,786    5,488
Marketing and sales..............................................   15,416   11,877    8,793    6,835    6,533    9,285    7,241
General and administrative.......................................    4,810    4,793    3,507    2,735    2,186    2,634    2,290
Write-off of purchased software..................................    --       --       1,037    --       --       --       --
Merger and acquisition related charges...........................    2,203    --         971    --       --       4,081    2,203
                                                                   -------  -------  -------  -------  -------  -------  -------
Total cost and expenses..........................................   40,123   31,665   26,341   20,755   20,434   24,523   20,408
                                                                   -------  -------  -------  -------  -------  -------  -------
Income (loss) from operations....................................    3,872    5,369    1,976    1,166   (1,405)    (981)     370
                                                                   -------  -------  -------  -------  -------  -------  -------
Other income (expense):
Interest income (expense), net...................................    1,858    1,531      314      (29)      26      911      903
Other, net.......................................................      (17)      65       33      218      138      (43)      18
                                                                   -------  -------  -------  -------  -------  -------  -------
                                                                     1,841    1,596      347      189      164      868      921
                                                                   -------  -------  -------  -------  -------  -------  -------
Income (loss) before income taxes................................    5,713    6,965    2,323    1,355   (1,241)    (113)   1,291
Income tax expense (benefit).....................................    1,809    1,699      690      263       83      (40)     471
                                                                   -------  -------  -------  -------  -------  -------  -------
Net income (loss)................................................  $ 3,904  $ 5,266  $ 1,633  $ 1,092  $(1,324) $   (73) $   820
                                                                   -------  -------  -------  -------  -------  -------  -------
                                                                   -------  -------  -------  -------  -------  -------  -------
Basic net income (loss) per share................................  $  0.43  $  0.61  $  0.41  $  0.27  $ (0.33) $ (0.01) $  0.09
                                                                   -------  -------  -------  -------  -------  -------  -------
                                                                   -------  -------  -------  -------  -------  -------  -------
Diluted net income (loss) per share..............................  $  0.41  $  0.58  $  0.24  $  0.27  $ (0.33) $ (0.01) $  0.09
                                                                   -------  -------  -------  -------  -------  -------  -------
                                                                   -------  -------  -------  -------  -------  -------  -------
Shares used in basic net income (loss) per share calculation.....    9,165    8,618    4,012    3,982    4,038    9,279    9,134
                                                                   -------  -------  -------  -------  -------  -------  -------
                                                                   -------  -------  -------  -------  -------  -------  -------
Shares used in diluted net income (loss) per share calculation...    9,446    9,046    6,853    3,982    4,038    9,279    9,388
                                                                   -------  -------  -------  -------  -------  -------  -------
                                                                   -------  -------  -------  -------  -------  -------  -------

                                                                                         DECEMBER 31,
                                                                                     --------------------   JUNE 30,
                                                                                       1997       1996        1998
                                                                                     ---------  ---------  -----------
                                                                                                           (UNAUDITED)
                                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................................................  $  31,618  $  23,103   $  15,905
Working capital....................................................................     37,115     36,858      36,159
Total assets.......................................................................     56,907     49,734      57,398
Long term obligations..............................................................         19        205          19
Total stockholders' equity.........................................................     46,154     41,687      46,328

            ORCAD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    This OrCAD Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this report contain forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. OrCAD's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Quarterly Results of Operations," in this section and under the caption "Risk Factors," as well as other risks detailed from time to time in OrCAD's SEC reports.

    The industry in which OrCAD competes and the markets that it serves are highly cyclical. OrCAD is dependent upon the semiconductor and, more generally, the computer and electronics industries. Each of these industries is characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and gross margin pressures. Segments of these industries, in each of the United States, Europe and Asia, have from time to time experienced significant economic downturns characterized by decreased product demand, reductions in capital expenditures, production over-capacity, price erosion, work slowdowns and layoffs. In addition, portions of these industries have experienced downturns at different times. Over the past few years, most of these electronic industries, excluding the semiconductor industry more recently, have experienced an extended period of economic growth in North America and some growth in Europe. A recession in Japan and recent large fluctuations in the value of Asian currencies in relation to the U.S. dollar have contributed to economic slow downs in other Asian economies.

    There can be no assurance that such economic growth in North America will continue, and if it does not, any downturn could be especially severe. OrCAD's operations may in the future reflect substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders, and other factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect upon OrCAD's business, financial condition and results of operations.

OVERVIEW

    OrCAD was formed in September 1991 as the successor to prior entities engaged in developing EDA tools. From its inception, OrCAD has been engaged in the development and marketing of a broad family of EDA products including schematic capture, digital simulation, mixed analog/digital simulation, programmable logic design and printed circuit board layout. In 1995, OrCAD introduced ORCAD DESIGN DESKTOP FOR WINDOWS, a new product family designed for the 32-bit Windows operating system that includes ORCAD CAPTURE FOR WINDOWS, ORCAD SIMULATE FOR WINDOWS, ORCAD LAYOUT FOR WINDOWS, ORCAD LAYOUT LTD. FOR WINDOWS and ORCAD LAYOUT PLUS FOR WINDOWS. In 1997, OrCAD introduced ORCAD EXPRESS FOR WINDOWS, ORCAD EXPRESS COMPONENT INFORMATION SYSTEM, ORCAD CAPTURE COMPONENT INFORMATION SYSTEM, ORCAD LAYOUT ENGINEERS' EDITION, and ORCAD ENTERPRISE BRIDGE. Through the acquisition of MicroSim, OrCAD introduced the PSPICE product family that includes ORCAD PSPICE A/D, ORCAD PSPICE, ORCAD PSPICE A/D BASICS + and ORCAD PSPICE BASICS. From OrCAD's inception through the first six months of 1995, OrCAD earned substantially all of its revenue from its DOS-based EDA products. For the year ended December 31, 1996, and thereafter, Windows-based products have accounted for more than 90% of OrCAD's product revenue.

    In June 1995, OrCAD acquired Massteck Ltd., a developer of Windows-based PCB layout technology. This acquisition enabled OrCAD to introduce the ORCAD LAYOUT FOR WINDOWS product family in June 1995, simultaneously with the release of ORCAD CAPTURE FOR WINDOWS. In December 1995, OrCAD acquired Intelligent Systems Japan (ISJ), OrCAD's distributor in Japan since 1991. The entity is now known as OrCAD Japan, K.K., and operates as a wholly-owned subsidiary of OrCAD.

    In April 1997, OrCAD acquired certain technology and sales personnel from TEAM Corporation for approximately $1.9 million. The cost of the acquisition was allocated on the basis of the fair value of the assets acquired. This allocation resulted in a charge for in-process research and development of $1.8 million and goodwill of $126,000 at the purchase date. The charge for in-process research and development resulted from allocating a portion of the acquisition cost to TEAM's in-process product development that had not reached technological feasibility. In addition, there are certain contingent amounts payable over the next three years based on the achievement of specific revenue milestones. The Company is amortizing the goodwill over a period of three years.

    In June 1997, OrCAD acquired certain technology and development personnel from Q Point Technology for approximately $720,000. The cost of the acquisition was allocated on the basis of the fair value of the assets acquired. This allocation resulted in a charge for in-process research and development of $433,000, purchased technology capitalization of $248,000 and goodwill of $39,000 at the purchase date. The charge for in-process research and development resulted from allocating a portion of the purchase price to Q Point's in-process product development that had not reached technological feasibility. OrCAD is amortizing the goodwill and purchased technology over periods of three years and five years, respectively.

    In October 1997, OrCAD entered into an Agreement and Plan of Merger with MicroSim, a privately held California Corporation, providing for the merger of OCA Merger Corporation, a wholly-owned subsidiary of OrCAD, with and into MicroSim. The MicroSim Merger was consummated on January 20, 1998, at which time all of the issued and outstanding shares of MicroSim common stock and all of the outstanding options and other rights to acquire MicroSim common stock were converted into and exchanged for 2,427,632 shares of OrCAD Common Stock. The MicroSim Merger was accounted for as a pooling-of-interests and accordingly, the results of MicroSim have been included in the accompanying consolidated financial statements for all periods presented.

    As a result of the MicroSim Merger, OrCAD incurred a one-time charge totaling approximately $4.1 million in the first quarter of 1998, relating primarily to financial advisory fees, legal and accounting services for both parties, personnel severance costs, the cancellation and continuation of contractual obligations and other integration costs.

    On April 15, 1998, OrCAD U.K. Ltd., a wholly-owned subsidiary of OrCAD formed in March 1998, purchased certain assets and assumed certain liabilities of ARS Microsystems ("ARS") for approximately $1 million. ARS was previously OrCAD's value added reseller in the United Kingdom. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated selected items of OrCAD's statements of operations as a percentage of its total revenue:


                                                                                        SIX MONTHS ENDED JUNE
                                                       YEAR ENDED DECEMBER 31,                   30,
                                                -------------------------------------  ------------------------
                                                   1997         1996         1995         1998         1997
                                                   -----        -----        -----        -----        -----
                                                                                             (UNAUDITED)
                                                              (AS A PERCENTAGE OF TOTAL REVENUE)
Revenue:
Products......................................          80%          84%          82%          74%          81%
Service.......................................          20           16           18           26           19
                                                       ---          ---          ---          ---          ---
Total revenue.................................         100%         100%         100%         100%         100%
                                                       ---          ---          ---          ---          ---
                                                       ---          ---          ---          ---          ---
Cost and expenses:
Cost of revenue-products......................          11           11           13            7           11
Cost of revenue-service.......................           4            4            4            5            4
Research and development......................          25           25           26           25           26
Marketing and sales...........................          35           32           31           39           35
General and administrative....................          11           13           12           11           11
Write-off of purchased software...............      --           --                4       --           --
Merger and acquisition charges................           5       --                3           17           11
                                                       ---          ---          ---          ---          ---
Total cost and expenses.......................          91           85           93          104           98
                                                       ---          ---          ---          ---          ---
Income (loss) from operations.................           9           15            7           (4)           2
Other income, net.............................           4            4            1            4            4
                                                       ---          ---          ---          ---          ---
Income before income taxes....................          13           19            8       --                6
Income taxes..................................           4            5            2       --                2
                                                       ---          ---          ---          ---          ---
Net income....................................           9%          14%           6%      --    %           4%
                                                       ---          ---          ---          ---          ---
                                                       ---          ---          ---          ---          ---


YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

    REVENUE

    OrCAD derives revenue from the licensing of its software products and from the provision of maintenance, training, and consulting services to customers. OrCAD recognizes revenue from software licenses after shipment of product and when no significant contractual obligations remain outstanding. Service revenue is derived primarily from extended support agreements that provide customers access to product enhancements, technical support, and the ODN which includes the OrCAD Knowledge Base, the OrCAD Knowledge Exchange, OrCAD Tech Tips and an electronic Technical Support Connection. Revenue from each product support agreement is deferred and recognized ratably over the term of the extended support agreement. Revenue from customer training and consulting is recognized as services are performed.

    Total revenue increased 19% in 1997 to $44.0 million from $37.0 million in 1996. Total revenue increased in 1996 by 31% from $28.3 million in 1995. Total revenue increased during both years due to growth in both product revenue and service revenue. As a percentage of total revenue, product revenue decreased to 80% in 1997 from 84% in 1996 and increased in 1996 from 82% in 1995. Conversely, service revenue increased as a percentage of total revenue to 20% in 1997 from 16% in 1996 and decreased in 1996 from 18% in 1995.

    Product revenue increased 14% in 1997 to $35.4 million from $31.2 million in 1996. Product revenue increased 35% in 1996 from $23.1 million in 1995. The increased product revenue for 1997 is attributable to the successful introduction of ORCAD CAPTURE COMPONENT INFORMATION SYSTEM, ORCAD EXPRESS, ORCAD EXPRESS COMPONENT INFORMATION SYSTEM, ORCAD LAYOUT ENGINEER'S EDITION, ORCAD ENTERPRISE BRIDGE and Release 8.0 ORCAD PSPICE product family and the introduction of DESIGNLAB. The addition of a field sales and support organization acquired from TEAM Corporation and the expansion of the inside sales department also contributed to growth. The acquisition of OrCAD Japan and increased sales of the ORCAD DESIGN DESKTOP FOR WINDOWS product family, particularly in the Layout and Simulate product lines, accounted for the increase in product revenue for 1996.

    Service revenue increased 47% in 1997 to $8.6 million from $5.9 million in 1996. Service revenue increased 13% in 1996 from $5.2 million in 1995. The increase in service revenue in 1997 as compared to 1996 was primarily attributable to the increased emphasis on maintenance sales, increased training and consulting revenue, and renewals of extended support agreements from a larger installed base. Sales of higher priced Windows-based applications in 1996 accounted for a larger increase in product revenue as compared to the increase in service revenue for that year. The higher percentage of service revenue as a percentage of total revenue in 1995 was attributed to a shift from new product sales to upgrade sales of which a higher proportion of revenue is generally allocated and deferred as service revenue.

    Total North American revenue increased 33% in 1997 to $27.3 million from $20.4 million in 1996. Total revenue generated outside of North America remained relatively constant at $16.7 million and $16.6 million in 1997 and 1996, respectively. Total North American revenue increased 19% in 1996 from $17.2 million in 1995. Total revenue generated outside North America increased 49% in 1996 from $11.1 million in 1995. As a percentage of OrCAD's total revenue, North American revenue increased to 62% in 1997 from 55% in 1996 and decreased to 55% in 1996 from 61% in 1995. The increase in the proportion of revenue generated in North America in 1997 was primarily attributable to the formation and integration of a field sales force into the North American sales territory and the introduction of five new products: ORCAD CAPTURE COMPONENT INFORMATION SYSTEM, ORCAD EXPRESS, ORCAD EXPRESS COMPONENT INFORMATION SYSTEM, ORCAD LAYOUT ENGINEER'S EDITION, ORCAD ENTERPRISE BRIDGE and Release 8.0 ORCAD PSPICE product family and the introduction of DESIGNLAB. The decrease in the proportion of revenue generated outside of North America during 1997 was due in part to exchange rate fluctuations in Japan, slower rates of economic growth in international economics relative to North America, and the typically slower initial adoption rate for new products in Europe and Asia. The decrease in the proportion of North American revenue to total revenue in 1996 was primarily attributable to the acquisition of OrCAD Japan. In 1995, OrCAD's sales to OrCAD Japan, which was OrCAD's distributor until December 2, 1995, amounted to approximately 4% of total revenue. In 1996, sales by OrCAD Japan amounted to approximately 12% of total revenue. This increase in revenue attributable to OrCAD Japan as a percentage of total revenue was primarily the result of OrCAD recognizing the full selling price of products sold by OrCAD Japan, whereas in 1995, prior to the acquisition, OrCAD's products were sold to OrCAD Japan at prices reflecting a substantial discount from OrCAD Japan's selling prices. The greater proportion of North American revenue to total revenue in 1995 was attributable to the earlier releases of OrCAD's new Windows-based products in the North American market. In addition, OrCAD's North American customer base traditionally has adopted new products earlier than its international customer base.

    COST OF REVENUE

    The cost of product revenue represents the costs associated with the licensing of OrCAD's products, such as expenses of reproducing product documentation, media, packaging, hardware locks, shipping costs and royalties paid to external developers. The cost of product revenue increased 15% in 1997 to $4.8 million from $4.1 million in 1996. The cost of product revenue increased 13% in 1996 from $3.7 million in 1995. The increase in cost of product revenue in 1997 was primarily attributable to an increased level of product sales, higher royalty costs prior to the acquisition of assets from Q Point Technology, associated with ORCAD CAPTURE COMPONENT INFORMATION SYSTEM and ORCAD EXPRESS COMPONENT INFORMATION SYSTEM relative to other product lines and certain commissions paid to North American value-added resellers. This increase was slightly offset by reduced shipping costs. The increase in cost of product revenue in 1996 was the result of an increase in product revenue partially offset by lower royalty, software documentation, media and packaging costs. As a percentage of product revenue, cost of product revenue remained relatively constant at 13% in both 1997 and 1996, and decreased in 1996 from 16% in 1995. The decrease in cost of product revenue in 1996 reflects lower royalty payments resulting from the purchase of software source code previously licensed, a focus on the use of internal development resources as opposed to outside developers, and decreased software documentation and packaging costs.

    The cost of service revenue includes the costs of providing software maintenance, such as technical support, software revision releases, and the costs of providing consulting and training. Cost of service revenue increased 13% in 1997 to $1.7 million from $1.5 million in 1996. Cost of service revenue increased 36% in 1996 from $1.1 million in 1995. The increases in cost of service revenue in 1997 and 1996 reflect increased service obligations resulting from increased training, product, upgrade, extended support agreement, and consulting service sales. As a percentage of service revenue, the cost of service revenue decreased to 20% in 1997 from 26% in 1996, and increased in 1996 from 21% in 1995. The decrease in cost of service revenue during 1997 reflected the absorption of relatively fixed technical support costs over the increased service revenue base. The increase in 1996 resulted from the absorption of costs associated with an increase in the number of technical support personnel over a higher revenue base.

    RESEARCH AND DEVELOPMENT


    Research and development expenses include the costs of developing new products and enhancements to existing products. Software development costs are generally expensed as incurred, as technological feasibility is generally not established until shortly before the release of a new product and no material development costs are incurred after establishment of technological feasibility. Research and development expenses increased 20% to $11.2 million in 1997 from $9.4 million in 1996 and increased 29% in 1996 from $7.2 million in 1995. The increase in research and development expenses for 1997 was attributable to increased personnel costs, including costs associated with increased headcount, recruiting, third party engineering and the engagement of contract test engineers. The number of employees in the research and development function increased to 108 in 1997 from 91 in 1996. The implementation of a new product development process that placed a greater emphasis on testing throughout the development cycle also contributed to the increased research and development expense incurred in 1997. The increase in research and development expenses in 1996 was primarily attributable to increased headcount resulting from the acquisitions of OrCAD Japan and Massteck partially offset by a decrease in costs for engineering consultants. The number of employees in the research and development function increased to 91 in 1996 from 64 in 1995. As a percentage of total revenue, research and development expenses remained relatively constant in 1997 and 1996 at 25%, a decrease from 26% in 1995. OrCAD expects research and development expenses to continue to increase in absolute terms.


    MARKETING AND SALES


    Marketing and sales expenses include salaries, commissions and related personnel costs, and other sales and promotional expenses. Marketing and sales expenses increased 30% in 1997 to $15.4 million from $11.9 million in 1996 and increased 35% in 1996 from $8.8 million in 1995. Marketing and sales expenses increased in 1997 as a result of the addition of a field sales staff, increased personnel costs, including costs associated with increased headcount, recruiting, and promotional expenses associated with the introduction of ORCAD CAPTURE COMPONENT INFORMATION SYSTEM, ORCAD EXPRESS, ORCAD EXPRESS COMPONENT INFORMATION SYSTEM, ORCAD LAYOUT ENGINEER'S EDITION, ORCAD ENTERPRISE BRIDGE products, and Release 8.0 of the ORCAD PSPICE family of products and the introduction of DESIGNLAB. The growth in marketing and sales expenses in 1996 was primarily attributable to increased personnel costs, including costs associated with increased marketing headcount, resulting from the acquisitions of OrCAD Japan and Massteck, and a general increase in marketing activities. The number of employees in the marketing and sales departments increased to 87 in 1997 from 81 in 1996, and increased in 1996 from 65 in 1995. As a percentage of total revenue, marketing and sales expenses increased in 1997 to 35% from 32% in 1996 and increased in 1996 from 31% in 1995. OrCAD expects marketing and sales expenses to continue to increase in absolute terms.


    GENERAL AND ADMINISTRATIVE


    General and administrative expenses include the costs associated with OrCAD's executive office, human resources, finance, and administration functions. General and administrative expenses were constant at $4.8 million in both 1997 and 1996. General and administrative expenses increased 37% to $4.8 million in 1996 from $3.5 million in 1995. General and administrative expenses increased in 1996 as a result of the acquisition of OrCAD Japan, increased personnel costs, including costs associated with increased headcount to support growth in operations and the additional costs associated with being a public company. The number of personnel employed in administrative functions decreased to 43 in 1997 from 48 in 1996 and increased in 1996 from 33 in 1995. As a percentage of total revenue, general and administrative expenses decreased in 1997 to 11% from 13% in 1996 and 12% in 1995. This decrease reflects the absorption of essentially unchanged general and administrative costs in 1997 over a higher revenue base.


    MERGER AND ACQUISITION CHARGES

    In connection with OrCAD's acquisition of certain software technology of TEAM Corporation and Q Point Technology in the second quarter of 1997, OrCAD expensed approximately $2.2 million of in-process research and development costs associated with certain technology which had not yet reached technological feasibility. There were no merger or acquisition related charges incurred in 1996.

    In connection with OrCAD's acquisition of Massteck in 1995, OrCAD expensed approximately $1.0 million of in-process research and development charges associated with certain Windows-based PCB layout technology which had not yet reached technological feasibility.

    WRITE-OFF OF PURCHASED SOFTWARE

    In 1995, OrCAD wrote off its investment in purchased printed circuit board autorouting software when it ceased using it, following licensing and adoption of an alternate supplier's product.


    INCOME FROM OPERATIONS



    Income from operations decreased 28% in 1997 to $3.9 million from $5.4 million in 1996 and increased 172% in 1996 from $2.0 million in 1995. Income from operations decreased by $1.5 million in 1997 due primarily to the $2.2 million in in-process research and development costs incurred with the software technology acquisitions from TEAM Corporation and Q Point Technology. Increased research and development and sales and marketing expenses also contributed to the decrease in income from operations for 1997 as compared to 1996.


    OTHER INCOME, NET

    Other income, net primarily consists of interest income, gains and losses on the disposal of fixed assets, sublease income, royalty income and foreign currency gains and losses. Interest income consists primarily of the earnings on available cash balances and marketable securities, which have generally been invested in short-term money market investments, treasury bills and corporate debt securities. Other income increased in 1997 to $1.8 million from $1.6 million in 1996, and increased in 1996 from $0.3 million in 1995. Other income, net increased in 1997 and 1996 due primarily to higher interest income earned on increased cash, cash equivalents and investment balances resulting from cash generated from operations and the proceeds of OrCAD's initial public offering completed in March 1996.

    INCOME TAXES

    OrCAD's effective tax rate for 1997 was 32%, which differs from the combined federal and state statutory rate of approximately 38% primarily due to the decrease in the valuation allowance for deferred tax assets and the benefit of research and experimentation tax credits. OrCAD's effective tax rate for 1996 was 24%. The increase in OrCAD's effective tax rate during 1997 primarily resulted from the use of net operating loss carryforwards in 1996. Income tax expense was $1.8 million in 1997 as compared to $1.7 million in 1996. Federal and state net operating loss carryforwards were also used to offset taxes payable on 1995 net income.

SIX MONTHS ENDED JUNE 30, 1998 AND 1997

    TOTAL REVENUES

    Total revenue increased 13% to $23.5 million in the first half of 1998 from $20.8 million in the first half of 1997. The increase in total revenue was due to growth in both product and service revenue. As a percentage of total revenue, product revenue decreased to 74% in the first half of 1998 from 81% in the first half of 1997. Conversely, service revenue increased as a percentage of total revenue to 26% in the first half of 1998 from 19% in the first half of 1997.


    Product revenue increased 3% to $17.5 million in the first half of 1998 from $17 million in the first half of 1997. The increased product revenue was attributable to increased sales related to the ORCAD EXPRESS product family, slightly offset by decreased sales of ORCAD'S PSPICE, LAYOUT, and CAPTURE products families. In addition, product revenues were influenced by increased North American and European revenue, largely offset by unfavorable economic conditions in Asia and a weaker Japanese yen, as well as integration activities related to the MicroSim Merger.


    Service revenue increased 57% to $6 million in the first half of 1998 from $3.9 million in the first half of 1997. The increase in service revenue from the first half of 1997 to the first half of 1998 was primarily attributable to the increased sales of extended support agreements, training and consulting services.

    Total North American revenue increased 27% to $16.5 million in the first half of 1998 from $13 million in the first half of 1997. Total revenue generated outside of North America decreased 10% to $7 million in the first half of 1998 from $7.7 million in the first half of 1997. As a percentage of OrCAD's total revenue, North American revenue increased to 70% in the first half of 1998 from 63% in the first half of 1997. The increase in the proportion of revenue generated within North America was attributable to decreased sales to Asian markets reflecting the unfavorable economic conditions in that region evidenced by a weaker Japanese yen, as well as integration activities related to MicroSim Japan.

    COST OF REVENUE


    The cost of product revenue decreased 35% to $1.6 million in the first half of 1998 from $2.4 million in the first half of 1997. The decreased cost of product revenue was primarily the result of reduced royalty payments, the elimination of North American reseller commissions and the consolidation of OrCAD's shipping operations to its Beaverton headquarters. Decreased royalty payments and the elimination and redirection of the Irvine, California shipping function into the Beaverton, Oregon shipping operation resulted in cost of product revenue reductions of $276,000 and $197,000 for the six months ending June 30, 1998 and 1997, respectively. In addition, the elimination of North American reseller commissions accounted for a $93,000 cost of product revenue decline. As a percentage of product revenue, cost of product revenue decreased to 9% in the first half of 1998 from 14% in the first half of 1997.


    The cost of service revenue increased 48% to $1.2 million in the first half of 1998 from $793,000 in the first half of 1997. This increase was primarily attributable to the expansion of OrCAD's Enterprise Services. As a percentage of service revenue, the cost of service revenue decreased 2% to 19% in the first half of 1998 from 21% in the first half of 1997.

    RESEARCH AND DEVELOPMENT

    Research and development expenses increased 5% to $5.8 million in the first half of 1998 from $5.5 million in the first half of 1997. The increase in research and development expenses was primarily attributable to increased third-party consulting costs. As a percentage of total revenue, research and development expenses remained relatively flat at 25% in the first half of 1998 as compared to 26% in the first half of 1997. OrCAD expects research and development expenses to continue to increase in absolute terms.

    MARKETING AND SALES


    Marketing and sales expenses increased 28% to $9.3 million in the first half of 1998 from $7.2 million in the first half of 1997. Total marketing and sales expenses increased as a result of continued expansion of OrCAD's sales and marketing organizations, including the establishment of OrCAD U.K. in April 1998, and increased promotional activity. The number of employees in the marketing and sales departments increased to 104 as of June 30, 1998 from 95 as of June 30, 1997. As a percentage of total revenue, marketing and sales expenses increased to 39% in the first half of 1998 from 35% in the first half of 1997. OrCAD expects marketing and sales expenses to continue to increase in absolute terms.


    GENERAL AND ADMINISTRATIVE

    General and administrative expenses increased 15% to $2.6 million in the first half of 1998 from $2.3 million in the first half of 1997. The increase was due to an overall increase in administrative and overhead costs associated with the continued growth of OrCAD. As a percentage of total revenue, general and administrative expenses remained constant at 11% in the first half of 1998 and the first half of 1997.

    MERGER AND ACQUISITION RELATED CHARGES


    In the first half of 1998, OrCAD incurred merger-related charges of $4.1 million in connection with the MicroSim Merger relating primarily to financial advisory fees, legal and accounting services, personnel severance costs and the cancellation and continuation of contractual obligations. Personnel severance costs relate primarily to the termination of approximately 35 employees, most of which were employed by MicroSim in connection with a plan of eliminating and redirecting certain of MicroSim's general, administrative, sales, and marketing related functions to OrCAD's Beaverton, Oregon facility. OrCAD also recognized certain costs for asset impairments and the cancellation and continuation of contractual obligations related primarily to MicroSim's facility lease as a result of eliminating and redirecting the aforementioned operating functions in Irvine, California. The cash outflows for each of the respective merger and acquisition related charges through the six months ended June 30, 1998 are as follows: personnel severance--$1.4 million; legal, accounting, investment banking and investor relations--$1.2 million; continuation and cancellation of contractual obligations--$57,000; asset impairment--$114,000; and other--$260,000. Payments related to the continuation and cancellation of contractual obligations are being made in accordance with the terms of the agreements that existed prior to the consummation of the merger with MicroSim. All other remaining amounts are expected to be disbursed by the end of 1998.



    INCOME (LOSS) FROM OPERATIONS



    For the first half of 1998, OrCAD incurred a loss from operations of $981,000 as compared to income from operations of $370,000 for the first half of 1997. Excluding merger and acquisition related charges of $4.1 million and $2.2 million incurred during the first half of 1998 and 1997, respectively, income from operations was $3.1 million and $2.6 million for the first half of 1998 and 1997, respectively. The increase in income from operations for the first half of 1998 as compared to the first half of 1997, excluding merger and acquisition related charges, was primarily due to the lower costs of revenue and research and development expenses as a percentage of total revenue which was largely offset by an increase in sales and marketing expenses as a percentage of total revenue.

    OTHER INCOME, NET

    Other income decreased to $868,000 in the first half of 1998 from $921,000 in the first half of 1997. OrCAD shifted certain of its investment securities into securities that are generally exempt from federal tax and yield interest at a lower rate than taxable investment securities in which OrCAD previously invested. As a result of this change, other income for the first half of 1998 decreased from the same period in the prior year.

    INCOME TAX EXPENSE (BENEFIT)

    The effective tax rate for the first half of 1998 was 35.0%. This rate differs from the combined federal and state statutory rate of approximately 38.5% primarily due to the benefit of OrCAD's foreign sales corporation and the utilization of research and experimentation tax credits. Income tax expense (benefit) for the first half of 1998 was ($40,000) as compared to $471,000 for the first half of 1997. The income tax benefit in the first half of 1998 is due primarily to the pre-tax loss incurred largely as a result of merger-related expenses.

    QUARTERLY RESULTS OF OPERATIONS

    OrCAD's quarterly operating results have in the past varied and may in the future vary significantly depending on factors such as increased competition, timing of new product announcements, releases and pricing changes by OrCAD or its competitors, length of sales cycles, market acceptance or delays in the introduction of new or enhanced versions of OrCAD's products, timing of significant orders, seasonal factors, mix of direct and indirect sales, product mix, changes in tax rates, domestic and international economic conditions, and changes in the financial condition of or the relationship with distributors, merger and acquisition activities, and the integration of acquired entities in the EDA industry specifically. In particular, OrCAD's quarterly operating results have in the past fluctuated as a result of the timing of the introduction of new products and new versions of existing products to the market, with customers waiting to place orders until new or enhanced products became available. Quarterly operating results have also fluctuated as a result of seasonality of customer buying patterns. A substantial portion of OrCAD's revenue in each quarter results from orders booked in that quarter, a significant portion of a quarter's revenue is often booked in the final month of a quarter. Revenue from quarter to quarter is difficult to forecast, as minimal backlog exists at the end of any quarter because OrCAD's products typically are shipped and revenue recognized promptly after receipt of customers' orders. OrCAD's expense levels are based, in part, on its expectations as to future revenue. If revenue levels are below expectations, operating results are likely to be adversely affected. In particular, net income may be disproportionately affected by a reduction in revenue because only a small portion of expenses vary with its revenue. OrCAD has recently experienced rapid growth and expansion. There can be no assurance that OrCAD will be able to grow in future periods, that it will be able to sustain its historical rate of revenue growth, or that its operations will remain profitable. Due to the foregoing factors, OrCAD believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

SELECTED UNAUDITED QUARTERLY FINANCIAL DATA


                                       THREE-MONTH PERIODS ENDED
    -----------------------------------------------------------------------------------------------
          1998                        1997                                    1996
    ----------------  -------------------------------------  --------------------------------------
    MAR. 31  JUNE 30  MAR. 31   JUNE 30  SEPT. 30   DEC. 31  MAR. 31   JUNE 30   SEPT. 30   DEC. 31
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
                                  (IN THOUSANDS)
Revenue:
Products... $ 8,806 $ 8,697 $8,086 $ 8,842 $  7,961 $10,496  $7,566    $7,729     $7,873    $ 8,001
Service...   2,835   3,204  1,781   2,069    2,292    2,468   1,284     1,391      1,513      1,677
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
Total
revenue...  11,641  11,901  9,867  10,911   10,253   12,964   8,850     9,120      9,386      9,678

Cost
 and
 expenses:
Cost
  of
  revenue-products...     864     698  1,187   1,206    1,207   1,164    972    960   1,053   1,157
Cost
  of
  revenue-service...     561     614    411     382      426     473    326    379     358      440
Research
  and
  development...   3,042   2,744  2,713   2,775    2,879   2,871  2,177  2,399     2,349      2,425
Marketing
  and
 sales...   4,655   4,630  3,282   3,959    3,849     4,326   2,674     2,920      3,064      3,219
General
  and
  administrative...   1,361   1,273  1,133   1,157    1,209   1,311  1,227  1,188   1,203     1,175
Merger
  and
  acquisition
  charges...   4,081   --   --    2,203     --        --       --        --        --         --
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
Total
 cost
  and
  expenses...  14,564   9,959  8,726  11,682    9,570  10,145  7,376    7,846      8,027      8,416
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
Income
(loss)
  from
  operations...  (2,923)   1,942  1,141    (771)      683   2,819  1,474  1,274    1,359      1,262
Other
income,
 net...     494     374    448      473       436       484     196       444        489        467
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
Income
(loss)
before
income
taxes...  (2,429)   2,316  1,589    (298)    1,119    3,303   1,670     1,718      1,848      1,729
Income
  tax
  expense
  (benefit)...    (850)     810    609    (138)      405     933    437    430       447        385
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
Net
income
(loss)... $(1,579) $ 1,506 $  980 $  (160) $    714 $ 2,370  $1,233    $1,288     $1,401    $ 1,344
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
Basic
  net
  income
  (loss)
  per
share... $ (0.17) $  0.16 $ 0.11 $ (0.02) $   0.08  $  0.26  $ 0.17    $ 0.14     $ 0.16    $  0.15
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
Diluted
  net
 income
 (loss)
  per
share.. $ (0.17) $  0.16 $ 0.10 $ (0.02) $   0.08   $  0.25  $ 0.16    $ 0.14     $ 0.15    $  0.14
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------
    -------  -------  -------   -------  --------   -------  -------   -------   --------   -------


LIQUIDITY AND CAPITAL RESOURCES

    DECEMBER 31, 1997 AND 1996

    Working capital remained relatively constant at $37.1 million and $36.9 million for the years ending December 31, 1997 and 1996, respectively. OrCAD's current ratio at December 31, 1997 was 4.5:1. The completion of OrCAD's initial public offering of common stock in March 1996 and the exercise of OrCAD's underwriters' over-allotment option in April 1996 resulted in net proceeds to OrCAD of $23.3 million.

    OrCAD has available borrowing capacity consisting of a $3.0 million line of credit from a commercial bank. As of December 31, 1997, there was no indebtedness outstanding under this facility. OrCAD believes that current cash and investment balances, cash flows from operations and the unused line of credit are sufficient to meet current and anticipated future capital requirements for at least the next twelve months. OrCAD currently has no significant capital commitments other than commitments under facility operating leases. OrCAD has from time to time evaluated and continues to evaluate opportunities for acquisitions and expansion and, consistent with this practice, is currently engaged in preliminary discussions with other parties regarding possible acquisitions. Any such transactions, if consummated, may use a portion of OrCAD's working capital or necessitate additional bank borrowings. No assurance can be given that additional borrowing capacity will be available or that, if available, such financing will be obtainable on terms favorable to OrCAD or its stockholders.

    Increases and decreases in cash and cash equivalents are the result of the generation or use of cash in operating, investing and financing activities. Cash and cash equivalents increased $8.5 million in 1997 to $31.6 million from $23.1 million at December 31, 1996. Cash and cash equivalents increased $15.9 million in 1996 from $7.2 million in 1995. Cash provided by operating activities decreased $232,000 to $5.9 million in 1997 from $6.2 million in 1996. Cash provided by operating activities increased $994,000 in 1996 from $5.2 million in 1995. Cash provided by operating activities decreased in 1997 primarily due to an increase in accounts receivable. Net income accounted for a substantial portion of the increased cash provided by operating activities for 1996.

    Cash provided by investing activities in 1997 of $2.5 million was primarily comprised of the proceeds from the maturity of investment securities partially offset by purchase of software technology and the acquisition of fixed assets. Cash used in investing activities in 1996 of $13.5 million was primarily due to the purchase of investment securities with the proceeds of OrCAD's initial public offering in March of that year.


    Cash provided by financing activities in 1997 was $172,000 resulting from issuance of common stock through the employee stock purchase plan and the exercise of stock options partially offset by repurchases of common stock. The initial public offering of OrCAD's common stock in 1996 accounted for the $23.3 million of cash provided by financing activities in that year.


    The functional currency of OrCAD Japan is the Japanese yen which must be translated to U.S. dollars for consolidated financial reporting. Generally, Japanese sales are denominated in the Japanese yen. During the years ended December 31, 1997 and 1996 the U.S. dollar strengthened by approximately 13% and 12%, respectively, against the Japanese yen. This strengthening of the U.S. dollar resulted in lower reported revenues and operating expenses due to translation of the Japanese yen to U.S. dollars for consolidated financial reporting. As such, OrCAD's business and operating results will be impacted by the effects of future U.S. dollar and Japanese yen currency fluctuations.

    JUNE 30, 1998

    Total cash and cash equivalents were $15.9 million at June 30, 1998 as compared to $31.6 million at December 31, 1997. Cash provided by operations was $2.6 million for the first half of 1998 as compared to $1.8 million for the first half of 1997. The increase in cash provided by operations from the first half of 1998 to the first half of 1997 was primarily due to a decrease in accounts receivable and an increase in accrued liabilities partially offset by a decrease in trade payables and accrued payroll. Cash used in investing activities was $18.5 million for the first half of 1998 as compared to $2.8 million provided by investing activities in the first half of 1997. The increase in cash used in investing activities from the first half of 1997 as compared to the first half of 1998 was due primarily to purchases of investment securities. Cash provided by financing activities was $287,000 for the first half of 1998 as compared to $75,000 in the first half of 1997. The increase in cash provided by financing activities from the first half of 1997 as compared to the first half of 1998 was primarily due to proceeds from the issuance of common stock upon the exercise of stock options partially offset by the issuance of notes receivable related to employee stock purchases.

    OrCAD has available borrowing capacity consisting of a commitment for a $3.0 million line of credit from a commercial bank. OrCAD believes that current cash and investment balances, cash flows from operations and the unused line of credit are sufficient to meet current and anticipated future capital requirements for at least the next twelve months.

    YEAR 2000

    OrCAD is aware of the potential inability of computer programs to adequately process date information after December 31, 1999 (the year 2000 issue). OrCAD has anticipated problems surrounding the year 2000 issue and modified its product offerings as necessary to make them year 2000 compliant. The year 2000 issue with regard to OrCAD's product offering is not expected to have any material adverse effect.

    In addition, OrCAD will be implementing a program to review the year 2000 compliance status of computer software programs licensed from third parties and used in its internal business processes to obtain appropriate assurances of year 2000 compliance from manufacturers of these products. OrCAD believes that it will be able to complete its year 2000 compliance review and make any necessary modifications prior to the end of 1999. OrCAD further believes that such a review and modification, if necessary, will not require OrCAD to incur any additional material expense. However, the compliance of systems acquired from third parties is dependent on factors outside OrCAD's control. If key systems, or a significant number of systems fail as a result of year 2000 problems, OrCAD could incur substantial expense and experience a disruption of business operations, which would potentially have a material adverse effect on OrCAD's business.

    Furthermore, the purchasing patterns of customers and potential customers may be affected by year 2000 issues as companies may be required to devote significant resources to correct or patch their current software systems for year 2000 compliance. These expenditures may result in reduced funds available to purchase OrCAD's software products which could have a materially adverse effect on OrCAD's financial condition and results of operation. There can be no assurance that there will not be any year 2000 related operating problems or material expenses that will occur with OrCAD's computer systems or in connection with the interface with OrCAD's major vendors or suppliers.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components. OrCAD adopted SFAS No. 130 on January 1, 1998. The impact on OrCAD's Financial Statements was not material.

    In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for reporting operating segments in annual Financial Statements and requires selected information about operating segments in interim Financial Statements. OrCAD adopted SFAS No. 131 on January 1, 1998. The impact on OrCAD's Financial Statements was not material.

    In October 1997, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 97-2 "Software Revenue Recognition" which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. OrCAD adopted SOP 97-2 on January 1, 1998. The impact on OrCAD's Financial Statements was not material.

    Related to the SOP 97-2, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-4 "Deferral of the Effective Date of a Provision of SOP 97-2, "Software Revenue Recognition"." SOP 98-4 defers for one year, the application of several paragraphs and examples in SOP 97-2 that limit the definition of vendor specific objective evidence (VSOE) of the fair value of various elements in a multiple element arrangement. The impact on OrCAD's Financial Statements is not expected to be material.

    In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The standard also requires that changes in the derivatives' fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 15, 1999. OrCAD does not expect SAFS 133 to have a material impact on its consolidated financial statements.

                     ORCAD DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the
directors and executive officers of OrCAD as of   -  , 1998.


NAME                      AGE                           POSITION
------------------------  --- ------------------------------------------------------------
Wolfram H. Blume........  45  Director
Michael F. Bosworth.....  51  Chairman of the Board, President and Chief Executive Officer
P. David Bundy..........  43  Vice President of Finance, Secretary and Chief Financial
                              Officer
William E. Cibulsky.....  52  Senior Vice President of Worldwide Sales
Stephen W. Director.....  55  Director
Stuart A. Harrington....  37  Vice President
Philip J. Kilcoin.......  42  Vice President of Product Operations
Richard P. Magnuson.....  42  Director
James B. Moon...........  52  Director
James M. Plymale........  32  Vice President of Marketing
John C. Savage..........  50  Director
Graham K. Sheldon.......  35  Vice President of Operations
Donald G. Tannenbaum....  50  Vice President of Integration and Development
Michael U. Wimbrow......  45  Vice President of Product Development


    WOLFRAM H. BLUME. Mr. Blume was elected to the Board of Directors of OrCAD in February 1998. Since January 1998, he has served as Chief Technical Advisor to OrCAD. Mr. Blume served as Chairman of the Board, President, and Chief Executive Officer of MicroSim from July 1984 until January 1998. Prior to founding MicroSim in 1984, Mr. Blume spent six years as a member of the technical staff in the Advanced Development Group of Silicon Systems, Inc.

    MICHAEL F. BOSWORTH. Mr. Bosworth was named Chairman of the Board of Directors in February 1997 and has served as President, Chief Executive Officer and a member of the Board of Directors of OrCAD since October 1991. From April 1986 through September 1991, he served as President and Chief Executive Officer of Context Corporation, initially a subsidiary of Mentor Graphics and later a division of Mentor Graphics.

    P. DAVID BUNDY. Mr. Bundy has served as OrCAD's Vice President of Finance, Secretary and Chief Financial Officer since November 1991. Mr. Bundy served as Controller upon joining OrCAD in October 1989. Mr. Bundy earlier served as Controller of Cadic, Inc., and in various financial capacities with Burroughs Corporation.


    WILLIAM E. CIBULSKY. Mr. Cibulsky has served as Senior Vice President of Worldwide Sales since March 1998. Prior to joining OrCAD, Mr. Cibulsky served as the Executive Vice President of Worldwide Sales for Falcon Systems from December 1996 to March 1998. From May 1994 to December 1996, Mr. Cibulsky was the Vice President of North American Sales and Vice President of International Sales for Quickturn Systems. From 1990 to 1994, Mr. Cibulsky was Vice President and General Manager of North American Sales of Zycad Corporation.


    STEPHEN W. DIRECTOR. Dr. Director has served as a member of the Board of Directors of OrCAD since January 1991. Dr. Director has served as the Dean of Engineering at the University of Michigan since July 1996. Dr. Director served as the Dean of the College of Engineering and U.A., and Helen Whitaker University Professor of Electrical and Computer Engineering at Carnegie Mellon University from July 1991 through June 1996. In 1982 he founded the SRC-CMU Research Center for Computer-Aided

Design and served as its Director from 1982 to 1989. Dr. Director also serves on the Technical Advisory Boards of a number of EDA companies.

    STUART A. HARRINGTON. Mr. Harrington has served as Vice President of OrCAD since December 1995, and has served as President of OrCAD Japan K.K. since December 1995. Mr. Harrington was a founder of Intelligent Systems, Japan and served as its President from 1990 through November 1995.

    PHILIP J. KILCOIN. Mr. Kilcoin has served as OrCAD's Vice President of Product Operations since February 1998. From June 1997 through February 1998, he served as OrCAD's Director of Product Marketing. Prior to joining OrCAD, Mr. Kilcoin served as a Group Manager at Mentor Graphics from 1994 through June 1997, and as a Product Marketing Manager at Mentor Graphics from 1991 through 1994.


    RICHARD P. MAGNUSON. Mr. Magnuson has served as a member of the Board of Directors of OrCAD since September 1991. Since 1997, Mr. Magnuson has been a private venture capitalist. He served as General Partner of Menlo Ventures, a private venture capital firm, from 1984 to 1996. Mr. Magnuson serves as a director of two other public companies: Rogue Wave Software, Inc. and California Water Service Company. He also serves as a director of several privately-held companies.



    JAMES B. MOON. Mr. Moon has served as a member of the Board of Directors of OrCAD since December 1995. Mr. Moon served as the President and the Chief Executive Officer of Protocol Systems, Inc. from January 1987 through February 1998. From February 1998 through August 1998, Mr. Moon served as the President of Protocol Systems, Inc. Mr. Moon has served as Senior Vice President and Chief Technology Officer of Protocol Systems, Inc. since August 1998. Mr. Moon also serves as a director of Protocol Systems, Inc.


    JAMES M. PLYMALE. Mr. Plymale has served as OrCAD's Vice President of Marketing since October 1995. From June 1993 through October 1995, he served as OrCAD's Director of Product Marketing, and from March 1992 through June 1993, he served as OrCAD's Product Marketing Manager. From 1990 to March 1992, Mr. Plymale served in various capacities at Phase III Logic.

    JOHN C. SAVAGE. Mr. Savage has served as a member of the Board of Directors of OrCAD since September 1991. Since June 1990, Mr. Savage has been Managing General Partner of Glenwood Capital Partners, L.P., and since June 1995, he has been a Principal of Redwood Partners, LLC; both are affiliated venture capital and investment banking firms. In addition, since July 1, 1998, Mr. Savage has been Managing Director of Alliant, a strategic advisory and investment banking firm. Mr. Savage also serves as a director of File Net Corporation and Mattson Technology, Inc.

    GRAHAM K. SHELDON. Mr. Sheldon has served as OrCAD's Vice President of Operations since February 1998. Prior to that, he was OrCAD's Director of Operations from October 1991 through February 1998, and from October 1989 through October 1991, he served as OrCAD's Manager of MIS and Operations.


    DONALD G. TANNENBAUM. Mr. Tannenbaum has served as OrCAD's Vice President of Integration and Development since September 1997. Prior to joining OrCAD, he served as senior consultant and one of three Principals of LionHeart Consulting, Inc. from 1992 to 1997. In this capacity, Mr. Tannenbaum specialized in partnering and assisting emerging businesses to develop through transitions and growth.


    MICHAEL U. WIMBROW. Mr. Wimbrow has served as Vice President of Product Development of OrCAD since January 1998. Prior to joining OrCAD, Mr. Wimbrow served on MicroSim's Board of Directors from April 1993 through January 1998, and served as MicroSim's Vice President of Planning and Product Support from June 1994 through January 1998. From 1987 to 1994, Mr. Wimbrow served as a software developer with MicroSim.

                          ORCAD EXECUTIVE COMPENSATION

    The following table provides certain summary information concerning compensation of OrCAD's Chief Executive Officer and each of the four other most highly compensated executive officers of OrCAD determined as of the end of the last fiscal year (the "named executive officers") for the fiscal years ending December 31, 1995, 1996 and 1997.

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                                    -------------
                                                                                     SECURITIES
                                                        ANNUAL COMPENSATION          UNDERLYING
                                                  --------------------------------  STOCK OPTIONS     ALL OTHER
NAME AND PRINCIPAL POSITION                         YEAR       SALARY      BONUS       GRANTED     COMPENSATION(1)
------------------------------------------------  ---------  ----------  ---------  -------------  ----------------
Michael F. Bosworth ............................       1997  $  154,848  $  63,173       25,000       $    4,750
  President, Chief Executive Officer and               1996     149,972     46,667       --                5,806
  Chairman of the Board                                1995     139,130     22,639       62,854            1,408

Gregory D. Applegate(2) ........................       1997      73,821     64,535(3)      15,000          4,212
  Vice President of World Wide Sales                   1996      67,054     82,974(3)      --              3,126
                                                       1995      59,583     36,323(3)      11,428          1,025

Gerald A. Fahrenkopf(4) ........................       1997     117,149     17,847       15,000            4,328
  Vice President of Research and Development           1996     114,972     21,593       --                4,086
                                                       1995     114,540     13,584        8,571            1,119

Stuart A. Harrington(5) ........................       1997     177,968     --           --               27,695(6)
  Vice President                                       1996     195,430     --           --               21,721(6)
                                                       1995      16,286     --           --               --

James M. Plymale ...............................       1997     112,108     24,084       15,000            4,068
  Vice President of Marketing                          1996     104,972     17,065       --                3,356
                                                       1995      94,580      9,056       14,285              801

------------------------

(1) Represents matching contribution to 401(k) Plan on behalf of named executive officer.

(2) Mr. Applegate became Vice President of World Wide Sales in November 1996 and resigned from the Company on May 5, 1998.

(3) Bonus amount for Mr. Applegate includes sales-based commissions of $42,815, $39,644 and $35,621 in 1997, 1996 and 1995, respectively.

(4) Mr. Fahrenkopf's employment with the Company terminated at the close of business on December 31, 1997.

(5) Mr. Harrington became a Vice President of the Company in December 1995.

(6) Represents rent allowance paid on behalf of named executive officer.

STOCK OPTIONS

    The following table sets forth information concerning options granted to the named executive officers during the year ended December 31, 1997 under OrCAD's 1995 Stock Incentive Plan.

                      OPTIONS GRANTED IN LAST FISCAL YEAR:

                                                                                                    POTENTIAL REALIZABLE
                                                                                                      VALUE AT ASSUMED
                                          NUMBER OF                                                ANNUAL RATES OF STOCK
                                         SECURITIES   PERCENT OF TOTAL                             PRICE APPRECIATION FOR
                                         UNDERLYING    OPTIONS GRANTED    EXERCISE                     OPTION TERM(2)
                                           OPTIONS     TO EMPLOYEES IN    PRICE PER   EXPIRATION   ----------------------
NAME                                     GRANTED(1)         1997            SHARE        DATE          5%         10%
---------------------------------------  -----------  -----------------  -----------  -----------  ----------  ----------
Michael F. Bosworth....................      25,000             4.8%      $    7.38      2/03/07   $  116,031  $  294,045
Gregory D. Applegate...................      15,000             2.9            7.38      2/03/07       69,619     176,427
Gerald A. Fahrenkopf...................      15,000             2.9            7.38      2/03/07       69,619     176,427
Stuart A. Harrington...................      --              --              --           --           --          --
James M. Plymale.......................      15,000             2.9            7.38      2/03/07       69,619     176,427

------------------------

(1) Options granted in 1997 vest ratably over four years.

(2) The amounts shown are hypothetical gains based on the indicated assumed rates of appreciation of the OrCAD Common Stock compounded annually for a ten-year period. Actual gains, if any, on stock option exercises are dependent on the future performance of the OrCAD Common Stock and overall stock market conditions. There can be no assurance that the OrCAD Common Stock will appreciate at any particular rate or at all in future years.

OPTION EXERCISES AND HOLDINGS

    The following table provides information, with respect to the named executive officers, concerning the exercise of stock options during the year ended December 31, 1997, and unexercised options held as of December 31, 1997.

                                                                 NUMBER OF SECURITIES
                                                                UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                      OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                      SHARES                      DECEMBER 31, 1997          DECEMBER 31, 1997(2)
                                    ACQUIRED ON     VALUE     --------------------------  --------------------------
NAME                                 EXERCISE    REALIZED(1)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------  -----------  -----------  -----------  -------------  -----------  -------------
Michael F. Bosworth...............      --           --           98,229        65,333     $ 633,439    $   281,802
Gregory D. Applegate..............      --           --           11,690        19,109        50,674         50,647
Gerald A. Fahrenkopf..............      34,511    $ 250,331        1,018        --             4,731        --
Stuart A. Harrington..............      --           --           --            --            --            --
James M. Plymale..................       2,500       22,875       15,340        23,016        74,544         77,326

------------------------

(1) The value realized is based on the difference between the market price at the time of exercise of the options and the applicable exercise price.

(2) Represents the total gain which would be realized if all in-the-money options held at December 31, 1997 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the fair market value of $8.23 per share at December 31, 1997. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

BOARD OF DIRECTORS COMMITTEES; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
  PARTICIPATION

    The OrCAD Board has appointed a standing Audit Committee which, during the fiscal year ended December 31, 1997, conducted one meeting. The members of the Audit Committee currently are Messrs. Savage and Magnuson. The Audit Committee reviews the scope of the independent annual audit, the independent public accountants' letter to the OrCAD Board concerning the effectiveness of OrCAD's internal financial and accounting controls and the OrCAD Board's response to that letter, if deemed necessary. The OrCAD Board also has appointed a standing Compensation Committee which reviews executive compensation and makes recommendations to the full OrCAD Board regarding changes in compensation, and also administers OrCAD's stock option plans. During the fiscal year ended December 31, 1997, the Compensation Committee held six meetings. The members of the Compensation Committee currently are Messrs. Savage and Magnuson. No interlocking relationship exists between any member of OrCAD's Compensation Committee and any member of any other company's board of directors or compensation committee. See "OrCAD--OrCAD Certain Relationships and Related Transactions."

    During the fiscal year ended December 31, 1997, the OrCAD Board held six meetings. Each incumbent director attended more than 75% of the aggregate of the total number of meetings held by the OrCAD Board and the total number of meetings held by all committees of the OrCAD Board on which he served during the period that he served.

DIRECTOR COMPENSATION

    The nonemployee members of the OrCAD Board were compensated for their service on the OrCAD Board in 1997 with a cash stipend of $5,000, and were reimbursed for out-of-pocket and travel expenses incurred in attending meetings. Beginning in 1998, each nonemployee director also receives an additional $1,000 for each Board meeting and $500 for each Board Committee Meeting attended. In addition, under OrCAD's 1995 Stock Option Plan for Nonemployee Directors, each person who becomes a nonemployee director automatically receives an initial option to purchase 20,000 shares of OrCAD's Common Stock at the time such person is first elected to the OrCAD Board. Each nonemployee director automatically receives additional grants of options to purchase 5,000 shares after each annual meeting of stockholders, provided the nonemployee director continues to serve in that capacity. Options vest and become exercisable on the date of grant.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE


    Section 16(a) of the Exchange Act requires OrCAD's directors and officers, and persons who own more than ten percent (10%) of a registered class of OrCAD's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Such persons also are required to furnish OrCAD with copies of all Section16(a) reports they file. Based solely on its review of the copies of such reports received by it with respect to fiscal 1997, or written representations from certain reporting persons, OrCAD believes that all filing requirements applicable to its directors, officers and persons who own more than ten percent (10%) of a registered class of OrCAD's equity securities have been complied with for fiscal year ended December 31, 1997.

              ORCAD CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The following is a description of certain transactions and relationships entered into or existing since January 1, 1997 between OrCAD and certain affiliated parties. OrCAD believes that the terms of such transactions were no less favorable to OrCAD than could have been obtained from an unaffiliated party.


    Alliant acted as OrCAD's financial advisor with respect to the Merger and the Reorganization Agreement, and provided OrCAD with a written opinion to the effect that the equity consideration to be paid to OrCAD's stockholders is fair to such stockholders from a financial point of view. Pursuant to an engagement letter dated August 13, 1998 with OrCAD, Alliant received a fee of $100,000 upon delivery of the Alliant Opinion. In addition, if the Merger closes, Alliant will be entitled to receive upon such closing an additional fee of 0.65% of the total consideration received by OrCAD's stockholders. Such fee would be approximately $549,986, calculated based on the November 6, 1998 closing price of $8.625 per share of Summit Common Stock. OrCAD has also agreed to reimburse Alliant for its out-of-pocket expenses, (including reasonable legal and other expenses). In addition, OrCAD has agreed to indemnify Alliant and any shareholders, directors, employees or contractors of Alliant, against any claim, liabilities or expenses relating to or arising out of services provided by Alliant as financial advisor to OrCAD.


    Redwood Partners, LLC acted as OrCAD's financial advisor with respect to the merger and the Agreement and Plan of Merger dated as of October 13, 1997, by and among OrCAD, Inc., OCA Merger Corporation and MicroSim, and provided OrCAD with a written opinion to the effect that the terms of the acquisition were fair to the stockholders of OrCAD from a financial point of view. Pursuant to an engagement letter with OrCAD, Redwood Partners, LLC received a fee of $200,000 for its opinion and certain services rendered in conjunction with the acquisition. OrCAD also reimbursed Redwood Partners, LLC for its out-of-pocket expenses, including reasonable fees and disbursements of counsel. OrCAD also agreed to indemnify Redwood Partners, LLC and its affiliates, directors, officers, partners, agents, and employees, and each person, if any, controlling Redwood Partners, LLC or any of its affiliates against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

    John C. Savage, a Principal of Redwood Partners, LLC at the time of OrCAD's acquisition of MicroSim, is currently a Managing Director of Alliant. He served as a member of the OrCAD Board at the time of OrCAD's acquisition of MicroSim and continues to so serve. As of August 31, 1998, Mr. Savage owned options to acquire 15,000 shares of OrCAD's Common Stock and 23,524 shares of OrCAD's Common Stock.

           STOCK OWNED BY ORCAD MANAGEMENT AND PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of OrCAD Common Stock, as of August 31, 1998, by (a) each person known by OrCAD to be the beneficial owner of more than 5% of the outstanding shares of OrCAD Common Stock, (b) each director and nominee for director, (c) each of the named executive officers, and (d) all directors and executive officers of OrCAD as a group. Unless otherwise noted in the footnotes to the table, OrCAD believes that the persons named in the table have sole voting and investing power with respect to all shares of OrCAD Common Stock indicated as being beneficially owned by them.

                                                                                SHARES OF COMMON
                                                                               STOCK BENEFICIALLY   PERCENT OF COMMON
NAME AND BUSINESS ADDRESS                                                           OWNED(1)        STOCK OUTSTANDING
----------------------------------------------------------------------------  --------------------  -----------------
Wolfram H. Blume............................................................         1,382,476               14.8%
  c/o OrCAD, Inc.
  16275 Laguna Canyon Drive
  Irvine, CA 92618
Scudder Kemper Investments, Inc.(2).........................................           505,100                5.4
  345 Park Avenue
  New York, NY 10154
Michael F. Bosworth.........................................................           198,606                2.1
P. David Bundy..............................................................            34,953              *
William E. Cibulsky.........................................................             8,750              *
Stephen W. Director.........................................................            33,188              *
Stuart A. Harrington........................................................           106,617                1.1
Philip J. Kilcoin...........................................................             4,222              *
Richard P. Magnuson.........................................................            38,096              *
James B. Moon...............................................................            37,000              *
James M. Plymale............................................................            26,762              *
John C. Savage..............................................................            38,524              *
Graham K. Sheldon...........................................................            13,867              *
Donald G. Tannenbaum........................................................             4,605              *
Michael U. Wimbrow..........................................................            61,792              *
Executive Officers and Directors as a group (14 persons)....................         1,989,458               21.2

------------------------

*   less than one percent

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from August 31, 1998 are considered outstanding for the purpose of calculating the percentage of OrCAD Common Stock owned by any other person. The number of shares that are issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of August 31, 1998, is as follows: Mr. Blume--25,000; Mr. Bosworth--131,858; Mr. Bundy--34,619; Mr. Cibulsky--8,750; Dr. Director--28,375; Mr.
    Harrington--0; Mr. Kilcoin--4,083; Mr. Magnuson--27,536; Mr. Moon-- 35,000; Mr. Plymale--26,762; Mr. Savage--15,000; Mr. Sheldon--13,867; Mr.
    Tannenbaum--4,188; Mr. Wimbrow--7,500; and all directors and officers as a group--362,538.

(2) This information as to beneficial ownership is based on a Schedule 13G filed by Scudder Kemper Investments, Inc. with the Securities and Exchange Commission on February 12, 1998. The Schedule 13G states that, as of February 12, 1998, Scudder Kemper Investments, Inc. had sole voting power with respect to 296,200 shares of OrCAD Common Stock, and sole dispositive power with respect to 505,100 shares of OrCAD Common Stock.

                                 LEGAL MATTERS

    The validity of the shares of Summit Common Stock to be issued pursuant to the Reorganization Agreement and the federal income tax consequences of the Merger will be passed upon for Summit by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the Reorganization Agreement and the federal income tax consequences of the Merger will be passed upon for OrCAD by Ater Wynne LLP, Portland, Oregon.

                                    EXPERTS

    The consolidated financial statements of Summit Design, Inc. and subsidiaries at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in this Joint Proxy Statement/Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Summit Special Meeting and will have the opportunity to make a statement and are expected to be available to respond to appropriate questions.

    The consolidated financial statements of OrCAD, Inc. and subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 have been audited by KPMG Peat Marwick LLP, independent public accountants. In its report, KPMG Peat Marwick LLP states that with respect to a merger accounted for as a pooling-of-interests, its opinion is based on the report of other independent accountants, namely Ernst & Young LLP. The financial statements referred to above have been included herein in reliance upon reports of these firms given upon their authority as experts in accounting and auditing. Representatives of KPMG Peat Marwick LLP are expected to be present at the OrCAD Special Meeting and will have the opportunity to make a statement and are expected to be available to respond to appropriate questions.

                             STOCKHOLDERS PROPOSALS

    Pursuant to Rule 14a-8 under the Exchange Act, Summit stockholders may present proper proposals for inclusion in Summit's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to Summit in a timely manner. As noted in Summit's proxy statement relating to its 1996 Annual Meeting of Stockholders, in order to be so included for the 1997 annual meeting, stockholder proposals must be received by Summit no later than December 19, 1997, and must otherwise comply with the requirements of Rule 14a-8.

    Pursuant to Rule 14a-8 under the Exchange Act, OrCAD stockholders may present proper proposals for inclusion in OrCAD's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to OrCAD in a timely manner. As noted in OrCAD's proxy statement relating to its 1998 Annual Meeting of Stockholders, in order to be so included for the 1998 annual meeting, in the event that the Merger has not been consummated prior thereto, stockholder proposals must have been received by
OrCAD no later than   -  , 1998, and must otherwise have complied with the
requirements of Rule 14a-8.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMIT                                                                                                PAGE
----------------------------------------------------------------------------------------------------  ----
Report of Independent Accountants...................................................................  F-2

Consolidated Balance Sheets as of December 31, 1997 and 1996 and June 30, 1998 (unaudited)..........  F-3

Consolidated Statements of Operations for the Years Ended December 31, 1997, 1996 and 1995 and for
  the Six Months Ended June 30, 1998 (unaudited) and 1997 (unaudited)...............................  F-4

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1997, 1996 and 1995
  and for the Six Months Ended June 30, 1998 (unaudited)............................................  F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and 1995 and for
  the Six Months Ended June 30, 1998 (unaudited) and 1997 (unaudited)...............................  F-6

Notes to Consolidated Financial Statements..........................................................  F-7


ORCAD
----------------------------------------------------------------------------------------------------

Reports of Independent Public Accountants...........................................................  F-25

Consolidated Balance Sheets as of December 31, 1997 and 1996 and June 30, 1998 (unaudited)..........  F-27

Consolidated Statements of Operations for the Years Ended December 31, 1997, 1996 and 1995 and for
  the Six Months Ended June 30, 1998 (unaudited) and 1997 (unaudited)...............................  F-28

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1997, 1996 and 1995
  and for the Six Months Ended June 30, 1998 (unaudited)............................................  F-29

Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and 1995 and for
  the Six Months Ended June 30, 1998 (unaudited) and 1997 (unaudited)...............................  F-30

Notes to Consolidated Financial Statements..........................................................  F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

Summit Design, Inc.

    We have audited the accompanying consolidated balance sheets of Summit Design, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Summit Design, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the results of their consolidated operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ PRICEWATERHOUSECOOPERS LLP

Portland, Oregon

January 30, 1998, except for
Note 20 as to which the date is
September 20, 1998.

                              SUMMIT DESIGN, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1997        1996
                                                                                JUNE 30,    ----------  ----------
                                                                                  1998
                                                                               -----------
                                                                               (UNAUDITED)
                                                      ASSETS
Current assets:
  Cash and cash equivalents..................................................   $  24,768   $   19,973  $   19,801
  Accounts receivable, less allowance for doubtful accounts of $389, $592 and
    $433.....................................................................       5,672        5,131       5,578
  Prepaid expenses and other.................................................         323          540         490
  Deferred income taxes......................................................       1,268        1,209      --
                                                                               -----------  ----------  ----------
    Total current assets.....................................................      32,031       26,853      25,869
Furniture and equipment, net.................................................       3,208        2,698       1,862
Intangibles, net.............................................................       1,376        1,622      --
Deferred income taxes........................................................         555          533         500
Deposits and other assets....................................................       1,649        1,055         469
                                                                               -----------  ----------  ----------
    Total assets.............................................................   $  38,819   $   32,761  $   28,700
                                                                               -----------  ----------  ----------
                                                                               -----------  ----------  ----------

                                                   LIABILITIES
Current liabilities:
  Long-term debt, current portion............................................   $     151   $      134  $      473
  Capital lease obligation, current portion..................................          42           49          66
  Accounts payable...........................................................       1,307        1,210       1,456
  Accrued liabilities........................................................       6,386        5,182       2,880
  Deferred revenue...........................................................       5,462        5,674       3,758
                                                                               -----------  ----------  ----------
    Total current liabilities................................................      13,348       12,249       8,633
Long-term debt, less current portion.........................................         156          194         754
Capital lease obligation, less current portion...............................          24           43          95
Deferred revenue, less current portion.......................................         175       --              67
                                                                               -----------  ----------  ----------
    Total liabilities........................................................      13,703       12,486       9,549
                                                                               -----------  ----------  ----------
Commitments and contingencies (Notes 10 and 17)

                                               STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value. Authorized 5,000; no shares issued and
  outstanding................................................................      --           --          --
Common stock, $.01 par value. Authorized 30,000; issued and outstanding
  15,213 shares at June 30, 1998, 15,841 shares in 1997 and 14,079 shares in
  1996.......................................................................         152          159         141
Additional paid-in capital...................................................      39,791       51,797      33,261
Treasury stock, at cost, 939 shares in 1997..................................      --          (11,555)     --
Accumulated deficit..........................................................     (14,827)     (20,126)    (14,251)
                                                                               -----------  ----------  ----------
    Total stockholders' equity...............................................      25,116       20,275      19,151
                                                                               -----------  ----------  ----------
    Total liabilities and stockholders' equity...............................   $  38,819   $   32,761  $   28,700
                                                                               -----------  ----------  ----------
                                                                               -----------  ----------  ----------

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,            JUNE 30,
                                                 -------------------------------  --------------------
                                                   1997       1996       1995       1998       1997
                                                 ---------  ---------  ---------  ---------  ---------
                                                                                      (UNAUDITED)
Revenue:
  Product licenses.............................  $  24,828  $  15,446  $  10,604  $  16,775  $  10,507
  Maintenance and services.....................      6,161      4,301      2,637      4,411      2,926
  Other........................................        450        567      1,051        183        267
                                                 ---------  ---------  ---------  ---------  ---------
    Total revenue..............................     31,439     20,314     14,292     21,369     13,700
Cost of revenue:
  Product licenses.............................        807        573        651        484        349
  Maintenance and services.....................        632        466        400        505        252
                                                 ---------  ---------  ---------  ---------  ---------
    Total cost of revenue......................      1,439      1,039      1,051        989        601
                                                 ---------  ---------  ---------  ---------  ---------
Gross profit...................................     30,000     19,275     13,241     20,380     13,099
Operating expenses:
  Research and development.....................      7,016      5,867      5,447      4,807      3,127
  Sales and marketing..........................     10,591      9,319      7,547      6,305      5,115
  General and administrative...................      4,209      3,188      3,286      2,442      2,061
  In-process technology........................     19,937     --         --         --         --
                                                 ---------  ---------  ---------  ---------  ---------
    Total operating expenses...................     41,753     18,374     16,280     13,554     10,303
                                                 ---------  ---------  ---------  ---------  ---------
Income (loss) from operations..................    (11,753)       901     (3,039)     6,826      2,796
Interest expense...............................        (12)      (101)      (206)        (2)        (9)
Other income, net..............................      1,058        218         34        494        449
Gain on sale of TDS product line...............      5,574     --         --         --         --
                                                 ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes..............     (5,133)     1,018     (3,211)     7,318      3,236
Income tax provision (benefit).................        742       (245)       400      2,019        180
                                                 ---------  ---------  ---------  ---------  ---------
Net income (loss)..............................  $  (5,875) $   1,263  $  (3,611) $   5,299  $   3,056
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
Earnings (loss) per share--Basic:
  Earnings (loss) per share....................  $   (0.41) $    0.10  $   (0.33) $    0.35  $    0.22
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
  Number of shares used in computing basic
    earnings (loss) per share..................     14,403     12,240     11,085     14,984     14,137
Earnings (loss) per share--Diluted:
  Earnings (loss) per share....................  $   (0.41) $    0.10  $   (0.33) $    0.33  $    0.20
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
  Number of shares used in computing diluted
    earnings (loss) per share..................     14,403     13,243     11,085     16,240     15,000

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                         (IN THOUSANDS, EXCEPT SHARES)

                               CONVERTIBLE
                             PREFERRED STOCK       COMMON STOCK      ADDITIONAL     TREASURY STOCK                      TOTAL
                           -------------------  ------------------    PAID-IN     ------------------  ACCUMULATED   STOCKHOLDERS'
                             SHARES    AMOUNT     SHARES    AMOUNT    CAPITAL      SHARES    AMOUNT     DEFICIT        EQUITY
                           ----------  -------  ----------  ------   ----------   --------  --------  -----------   -------------
Balance, December 31,
  1994...................   8,599,012  $   86    2,173,486   $ 22     $ 13,019                         $(11,903)       $ 1,224
Issuance of Series E
  preferred stock........     600,000       6                            2,575                                           2,581
Issuance of Series A
  preferred stock........      80,383     444                                                                              444
Repurchase of Series C
  preferred stock........     (65,000)     (1 )                            (64)                                            (65)
Repurchase of Series D
  preferred stock........     (30,666)                                    (115)                                           (115)
Issuance of common
  stock..................                          141,722     43                                                           43
Issuance of common stock
  under stock option
  plan...................                           71,757      1           49                                              50
Repurchase of common
  stock..................                         (153,705)    (2)          (1)                                             (3)
Net loss.................                                                                                (3,611)        (3,611)
                           ----------  -------  ----------  ------   ----------                       -----------   -------------
Balance, December 31,
  1995...................   9,183,729     535    2,233,260     64       15,463                          (15,514)           548
Issuance of convertible
  Preferred stock........     290,938     986                                                                              986
Issuance of common stock
  in initial public
  offering, net of
  Issuance costs.........                        2,000,000     20       16,204                                          16,224
Issuance of common stock
  under stock option plan
  and other..............                          383,952      6          134                                             140
Conversion of preferred
  stock to common
  stock..................  (9,474,667) (1,521 )  9,474,667     95        1,418                                              (8)
Repurchase of common
  stock..................                          (12,737)                 (2)                                             (2)
Conversion of TriQuest
  common stock...........                                     (44)          44                                          --
Net income...............                                                                                 1,263          1,263
                           ----------  -------  ----------  ------   ----------                       -----------   -------------
Balance, December 31,
  1996...................      --        --     14,079,142    141       33,261                          (14,251)        19,151
Issuance of common
  stock..................                           29,733                   8                                               8
Issuance of common stock
  under stock option
  plan...................                          440,711      5          560                                             565
Issuance of common stock
  under employee stock
  purchase plan..........                           58,701      1          349                                             350
Repurchase of common
  stock..................                          (23,760)                 (4)                                             (4)
Issuance of common stock
  in conjunction with a
  business combination...                        1,256,777     12       16,654                                          16,666
Purchase of treasury
  stock..................                                                         (939,381) $(11,555)                  (11,555)
Tax benefit of option
  exercises..............                                                  969                                             969
Net loss.................                                                                                (5,875)        (5,875)
                           ----------  -------  ----------  ------   ----------   --------  --------  -----------   -------------
Balance, December 31,
  1997...................      --        --     15,841,304    159       51,797    (939,381)  (11,555)   (20,126)        20,275
Issuance of common stock
  (unaudited)............                           14,616                  11                                              11
Issuance of common stock
  under stock option plan
  (unaudited)............                          262,455      3          752                                             755
Issuance of common stock
  under employee stock
  purchase plan
  (unaudited)............                           33,880                 281                                             281
Purchase of treasury
  stock (unaudited)......                                                         (162,500)   (2,330)                   (2,330)
Issuance of treasury
  stock (unaudited)......                                               (2,330)    162,500     2,330                    --
Cancellation of treasury
  stock (unaudited)......                         (939,381)   (10)     (11,545)    939,381    11,555                    --
Tax benefit of option
  exercises
  (unaudited)............                                                  825                                             825
Net income (unaudited)...                                                                                 5,299          5,299
                           ----------  -------  ----------  ------   ----------   --------  --------  -----------   -------------
Balance, June 30, 1998
  (unaudited)............      --      $ --     15,212,874   $152     $ 39,791       --     $  --      $(14,827)       $25,116
                           ----------  -------  ----------  ------   ----------   --------  --------  -----------   -------------
                           ----------  -------  ----------  ------   ----------   --------  --------  -----------   -------------

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                SIX MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,            JUNE 30,
                                                            --------------------------------  --------------------
                                                               1997       1996       1995       1998       1997
                                                            ----------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................................  $   (5,875) $   1,263  $  (3,611) $   5,299  $   3,056
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization.........................         984        870        606        781        403
    (Gain) loss on asset disposition......................           2         18         (1)    --              1
    Gain on sale of TDS product line......................      (5,574)    --         --         --         --
    Write-off of acquired in-process technology...........      19,937     --         --         --         --
    Deferred taxes........................................      (1,242)      (500)    --            (81)    --
    Equity in losses and elimination of intercompany
      profits of unconsolidated joint venture.............      --         --         --            350     --
    Changes in assets and liabilities:
      Accounts receivable.................................         951        (21)    (1,401)      (541)      (354)
      Prepaid expenses....................................         (13)      (157)        (1)       217         47
      Accounts payable....................................        (254)       406       (300)        97        155
      Accrued liabilities.................................       1,667        561        803      1,204        165
      Deferred revenue....................................       1,602      2,067        380        (37)      (370)
      Other, net..........................................         (68)       160        191        131        104
                                                            ----------  ---------  ---------  ---------  ---------
        Net cash provided by (used in) operating
          activities......................................      12,117      4,667     (3,334)     7,420      3,207
                                                            ----------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Additions to furniture and equipment....................      (1,624)      (763)      (810)    (1,045)      (751)
  Acquisitions, net of cash received......................      (3,816)    --         --         --         --
  Proceeds from sale of product line......................       4,666     --         --           (750)    --
  Proceeds from sale of assets............................          30          8         17     --         --
  Loan to joint venture...................................      --         --         --         --         --
  Notes receivable........................................        (565)    --         --         --           (425)
  Investment in joint venture.............................      --           (100)    --           (325)    --
                                                            ----------  ---------  ---------  ---------  ---------
        Net cash used in investing activities.............      (1,309)      (855)      (793)    (2,120)    (1,176)
                                                            ----------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Issuance of preferred stock.............................      --            977      3,025     --         --
  Issuance of common stock, net...........................         922     16,364         77      1,046        303
  Tax benefit of option exercises.........................         969     --         --            825     --
  Payments to acquire treasury stock......................     (11,555)    --         --         (2,329)    --
  Proceeds from notes payable and long-term debt..........      --             96      3,315     --         --
  Repurchase of preferred stock...........................      --         --           (180)    --         --
  Repurchase of common stock..............................          (4)        (2)       (13)    --         --
  Principal payments of debt obligations..................        (899)    (1,952)    (2,329)       (21)       (81)
  Principal payments of capital lease obligations.........         (69)      (205)      (260)       (26)       (49)
                                                            ----------  ---------  ---------  ---------  ---------
        Net cash (used in) provided by financing
          activities......................................     (10,636)    15,278      3,635       (505)       173
                                                            ----------  ---------  ---------  ---------  ---------
        Increase (decrease) in cash and cash
          equivalents.....................................         172     19,090       (492)     4,795      2,204
Cash and cash equivalents, beginning of period............      19,801        711      1,203     19,973     19,801
                                                            ----------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of period..................  $   19,973  $  19,801  $     711  $  24,768  $  22,005
                                                            ----------  ---------  ---------  ---------  ---------
                                                            ----------  ---------  ---------  ---------  ---------
Supplemental disclosures (see Note 16)

   The accompanying notes are an integral part of the consolidated financial statements.

                              SUMMIT DESIGN, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY:

    Summit Design, Inc. (Summit or the Company) develops, manufactures and markets software which enhances and accelerates the creation of electronic systems and integrated circuits using top-down design methodologies. The Company provides software products for design specification entry, design analysis and verification. Subsidiaries of the Company are located in the United States and Israel. The Company markets and sells its products in the United States, Europe and Asia through its direct sales force and distributor relationships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of the Company's significant accounting policies:

    BASIS OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Summit Verification, Inc., Summit Design
(EDA) Ltd. and ProSoft Oy. Upon consolidation, all intercompany accounts, transactions and profits have been eliminated.

    REVENUE RECOGNITION


    Product licenses revenue is derived from the sale of software licenses to distributors and end-users. Revenue from the sale of product licenses is recognized upon shipment of the product if remaining vendor obligations are insignificant and collection of the resulting receivable is probable, otherwise revenue from such vendor obligations is deferred until such time as vendor obligations are met. The Company provides a ninety-day warranty that its products are free from defects. Estimated sales returns and provisions for insignificant vendor obligations and estimated warranty costs are recorded when the related revenue is recognized.


    Maintenance and services revenue includes software maintenance and other service revenue, primarily from training. Software maintenance revenue is deferred and recognized ratably over the life of the maintenance contract. Other service revenue is recognized as the related service is performed.

    Fees received for granting distribution rights are deferred and recognized ratably over the term of the distribution agreement.


    The Company recognizes revenue from sales through distributors upon sales from distributors to a third party or end user.


    RESEARCH AND DEVELOPMENT COSTS

    Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general resale to customers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

    CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments with a remaining maturity of three months or less when purchased to be cash equivalents. At December 31, 1997, substantially all of the Company's

                              SUMMIT DESIGN, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) cash and cash equivalents are invested in interest-bearing deposits and other short-term investments with several major banks.

    FURNITURE AND EQUIPMENT

    Furniture and equipment, consisting primarily of computer equipment and office furniture, are stated at cost, net of related depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Amortization of equipment under capital leases is provided using the straight-line method over the shorter of the related lease terms or economic life of the leased assets. Upon disposal of an asset subject to depreciation, the cost and related accumulated depreciation are removed from the accounts and resulting gains and losses are reflected in operations.

    INTANGIBLES

    Intangible assets include goodwill and purchased technology which are being amortized on a straight line basis over five and three years, respectively. Purchased technology represents acquired software which has been fully developed, achieved technological feasibility, reached commercial viability, and is generating revenue. The carrying value of intangible assets are reviewed whenever circumstances occur which indicate that the carrying value may not be recoverable. Total accumulated amortization related to these intangible assets is $150,000 at December 31, 1997.

    INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax bases of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of change. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts expected to be realized.

    CONCENTRATION OF CREDIT RISK

    The Company sells its products primarily to commercial end-users across many industries directly and through independent and affiliated distributors in North America, Europe and Asia. The Company's end-user customers include companies in a wide range of industries, including semiconductor devices, semiconductor test equipment, telecommunications, computer/peripherals, consumer electronics, aerospace/ defense and other electronics entities. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains allowances for potential losses, and such losses have been within management's expectations.

    FOREIGN CURRENCY TRANSLATION

    The Company's subsidiary in Israel uses the U.S. dollar as its functional currency for financial reporting purposes. The Company's sales to foreign distributors and customers are denominated in U.S. dollars. Operating expenses of the Company's subsidiary in Israel and other international operations are

                              SUMMIT DESIGN, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) paid in the local currency. Transaction gains and losses, as well as gains and losses experienced with respect to remeasurement to the functional currency are recorded in the consolidated statement of operations.

    ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of financial instruments including cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities approximated fair value as of December 31, 1997 and 1996 because of the relatively short maturity of these instruments. The carrying value of capital lease obligations and long-term debt approximated fair value as of December 31, 1997 and 1996, based upon the interest rates available to the Company for similar instruments.

    COMPUTATION OF EARNINGS (LOSS) PER SHARE

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard (SFAS) No. 128 "Earnings per Share" effective for fiscal periods ending after December 15, 1997. This Statement simplifies the standards for computing earnings per share ("EPS") previously found in APB Opinion No. 15, "Earnings per Share," and makes them comparable with international EPS standards. This statement requires restatement of all prior period data presented and, therefore, the Company has restated EPS for the years ended December 31, 1996 and 1995. The principal differences between the provisions of SFAS No. 128 and previous authoritative pronouncements are exclusion of common stock equivalents in the determination of basic EPS and the market price at which common stock equivalents are calculated in the determination of diluted EPS. Basic EPS is computed using the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed using the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period.

    INTERIM FINANCIAL STATEMENTS (UNAUDITED)

    The accompanying unaudited financial statements have been prepared by Summit in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company, and its results of operations and cash flows. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998 or any other future interim period, and the Company makes no representations related thereto.

                              SUMMIT DESIGN, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, FASB issued SFAS No. 130, "Comprehensive Income" SFAS No. 130 becomes effective in 1998 and requires reclassification of earlier financial statements for comparative purposes. SFAS No. 130 requires that changes in the amounts of certain items, including foreign currency translation adjustments and gains and losses on certain securities be shown in a statement of comprehensive income. The Company implemented SFAS No. 130 on January 1, 1998, the affects of which have not been significant.

    Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement will change the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. The Company implemented SFAS No. 131 beginning in fiscal 1998.

    In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits". This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The statement suggests combined formats for presentation of pension and other postretirement benefit disclosures. The statement also permits reduced disclosures for nonpublic entities. The Company implemented SFAS No. 132 beginning in fiscal 1998. The adoption of this statement has not had an effect on the consolidated financial statements.

    (UNAUDITED)

    During the first quarter of 1998, the Company adopted Statements of Position
(SOP) 97-2, "Software Revenue Recognition" and 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, "Software Revenue Recognition." The provisions of SOP's 97-2 and 98-4 have been applied to transactions entered into beginning January 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence (VSOE) of the fair value of the various elements in a multiple element arrangement. Revenue from the sale of software licenses is recognized at the later of the time of shipment or satisfaction of all acceptance terms. The revenue allocated to maintenance is recognized ratably over the term of the maintenance agreement and revenue allocated to services is recognized as the services are performed.

    SOP 98-4 defers for one year, the application of several paragraphs and examples in SOP 97-2 that limit the definition of vendor specific objective evidence (VSOE) of the fair value of various elements in a multiple element arrangement.

    The Company analyzed the elements included in its multiple element arrangements and determined that the Company has sufficient evidence to allocate revenue to the license and maintenance components of its product licenses. The adoption of SOP's 97-2 and 98-4 did not have a significant effect on revenue recognized for the three and six month periods ending June 30, 1998.

                              SUMMIT DESIGN, INC.

3. ACQUISITION OF TRIQUEST DESIGN AUTOMATION, INC.:

    On February 28, 1997, the Company acquired TriQuest Design Automation, Inc., a California corporation ("TriQuest"). TriQuest develops hardware description language ("HDL") analysis, optimization and verification tools for the design of high performance, deep submicron integrated circuits. The aggregate consideration for the acquisition (including shares of common stock reserved for issuance upon exercise of TriQuest options assumed by the Company) was 775,000 shares of common stock. The transaction was accounted for as a "pooling of interests" in accordance with generally accepted accounting principles. In compliance with such principles, the Company's operating results have been restated to include the results of TriQuest as if the acquisition had occurred at the beginning of the first period presented.

    The following presents the previously separate results of TriQuest and Summit for the two months ended February 28, 1997 (in thousands):

                                                            SUMMIT      TRIQUEST
                                                           ---------  -------------
                                                                       (UNAUDITED)
Revenues.................................................  $   1,473    $     199
                                                           ---------        -----
                                                           ---------        -----
Net loss.................................................  $    (921)   $     143
                                                           ---------        -----
                                                           ---------        -----

4. SALE OF TDS PRODUCT LINE:

    On July 11, 1997 the Company sold substantially all of the assets used in its business of developing and marketing its Test Development Series "TDS" Products (the "Asset Sale") to Credence Systems Corporation ("CSC") for $5 million. CSC assumed certain liabilities, including the Company's obligations under TDS maintenance contracts entered into prior to the closing. CSC also agreed to purchase $2 million of Visual interface licenses in the second quarter. TDS product license, maintenance and services and other revenue for the years ended December 31, 1995, 1996 and 1997 were $6,978,000, $7,331,000 and
$3,500,000, respectively.

    The Company and CSC also entered into a software license agreement ("OEM Agreement") in which CSC agreed to purchase $16 million of Visual Testbench licenses over a thirty-month period subject to specified quarterly maximums and certain additional conditions. Additionally, CSC entered into an 18 month maintenance agreement for $2 million associated with the Visual Testbench product.

5. ACQUISITION OF SIMULATION TECHNOLOGIES CORP.:


    On September 9, 1997, the Company acquired Simulation Technologies Corp. ("SimTech"), a Minnesota Corporation. SimTech develops and distributes hardware-software co-verification, code coverage and HDL debugging software. The aggregate consideration for the acquisition was 1,256,800 shares of the Summit Common Stock, 723,200 options to purchase Summit common stock, and $3,875,000 of cash. An additional $350,000 of direct acquisition costs were also incurred and included in the purchase price. The total consideration at estimated fair value is summarized as follows:



Cash...........................................................  $3,875,000
Common stock of Summit.........................................  11,367,000
Options to purchase Summit common stock........................   5,300,000
Other direct acquisition costs.................................     350,000
                                                                 ----------
                                                                 $20,892,000
                                                                 ----------
                                                                 ----------

                              SUMMIT DESIGN, INC.

5. ACQUISITION OF SIMULATION TECHNOLOGIES CORP.: (CONTINUED)

    The acquisition was accounted for using the purchase method of accounting. Accordingly, the results of SimTech's operations have been combined with those of Summit since the date of acquisition, and the purchase price was allocated to the net assets acquired based upon their estimated fair values as follows:



                                                                               FAIR VALUE AT
                                                                             SEPTEMBER 9, 1997
                                                                             -----------------
Current assets.............................................................   $       973,000
Property and equipment.....................................................           377,000
In-process technology......................................................        19,937,000
Purchased technology.......................................................         1,037,000
Other identifiable intangibles.............................................           735,000
Current liabilities assumed................................................          (707,000)
Unearned revenue assumed...................................................        (1,460,000)
                                                                             -----------------
                                                                              $    20,892,000
                                                                             -----------------
                                                                             -----------------



    The amount allocated to in-process technology was written off immediately subsequent to the acquisition of SimTech as the in-process technology had not reached technological feasibility and had no probable alternative future use. The amounts allocated to purchased technology and identifiable intangibles are being amortized on a straight-line basis over three and five years, respectively.


    The following table reflects unaudited pro forma combined results of operations of the Company and SimTech on a basis that the acquisitions had taken place at the beginning of the fiscal year for each of the periods presented, excluding the effect of the one-time charge of in-process technology (in thousands, except per share data):

                                                                   DECEMBER 31,  DECEMBER 31,
                                                                       1996          1997
                                                                   ------------  ------------
Revenue..........................................................   $   24,188    $   35,033
                                                                   ------------  ------------
                                                                   ------------  ------------
Net income.......................................................   $    1,447    $   11,809
                                                                   ------------  ------------
                                                                   ------------  ------------
Basic earnings per share.........................................   $     0.11    $     0.78
                                                                   ------------  ------------
                                                                   ------------  ------------
Diluted earnings per share.......................................   $     0.10    $     0.74
                                                                   ------------  ------------
                                                                   ------------  ------------
Number of shares used in computing basic earnings per share......       13,292        15,062
                                                                   ------------  ------------
                                                                   ------------  ------------
Number of shares used in computing diluted earnings per share....       14,295        16,059
                                                                   ------------  ------------
                                                                   ------------  ------------

    In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 1996 or at the beginning of 1997 or under the ownership and management of the Company.

    In connection with this transaction the Company also repurchased 939,000 shares of Summit common stock in private transactions at an average price of $12.30 per share for $11,555,000 in cash.

                              SUMMIT DESIGN, INC.

6. FURNITURE AND EQUIPMENT:

    Furniture and equipment consists of the following (in thousands):

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1997       1996
                                                                           ---------  ---------
Office furniture and equipment...........................................  $     596  $     513
Computer equipment.......................................................      3,679      3,251
Leasehold improvements...................................................         66         41
                                                                           ---------  ---------
                                                                               4,341      3,805
Less accumulated depreciation and amortization...........................     (1,643)    (1,943)
                                                                           ---------  ---------
                                                                           $   2,698  $   1,862
                                                                           ---------  ---------
                                                                           ---------  ---------

7. NOTE RECEIVABLE:

    In July 1997, the Company entered into an agreement to lend up to $2.5 million to an independent software development company pursuant to a loan agreement which is collateralized by the intellectual property and stock of the software development company. Borrowings under this agreement bear interest at prime rate plus 2%. Total amounts due to the Company under this agreement at December 31, 1997 are $490,000 and are included in other non-current assets.

8. NOTE PAYABLE TO BANK:

    The Company has available a $1 million line of credit with U.S. National Bank of Oregon, which matures April 30, 1999 and is collateralized by accounts receivable, inventory, chattel paper, general intangibles, patents, trademarks, copyrights and products and proceeds of the foregoing. Maximum borrowings under the line shall not exceed 75% of eligible accounts receivable. Interest on the unpaid balance accrues at a rate that ranges from prime to prime plus 0.75%, depending on the debt to tangible net worth ratio maintained by the Company, and is payable monthly. The prime rate at December 31, 1997 was 8.5%. There was no amount outstanding at December 31, 1997.

    The line of credit agreement contains financial covenants, including covenants relating to maintenance of a minimum level of working capital, net worth, the ratio of debt to net worth and dividend restrictions. The Company was in compliance with these covenants at December 31, 1997.

9. ACCRUED LIABILITIES:

    Accrued liabilities consists of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997       1996
                                                              ---------  ---------
Payroll and related benefits................................  $   2,887  $   1,621
Sales and marketing.........................................        435        225
Accounting and legal........................................        260        301
Federal and state income taxes payable......................        819     --
Sales taxes payable.........................................        114        115
Other.......................................................        667        618
                                                              ---------  ---------
                                                              $   5,182  $   2,880
                                                              ---------  ---------
                                                              ---------  ---------

                              SUMMIT DESIGN, INC.

10. LEASES:

    The Company is obligated under capital leases for equipment that expire at various dates during the next two years. The leased assets are included in equipment at a capitalized amount of $197,000 and $662,000 at December 31, 1997 and 1996, respectively. Related accumulated amortization of $108,000 and $508,000 at December 31, 1997 and 1996 is included in accumulated depreciation.

    The Company has entered into a noncancelable operating lease for the use of a building. Rental expense was approximately $285,000, $303,000, and $261,000 for the years ended December 31, 1997, 1996 and 1995, respectively. In addition, Summit Design (EDA) Ltd. has entered into a sublease with a related party for its premises. The lease expires in 1998. Annual rent is contingent on the Israeli consumer price index and is approximately $145,000 annually.

    Future minimum lease payments under these operating and capital leases for the years ending December 31 are as follows (in thousands):

                                                                                  CAPITAL   OPERATING
                                                                                  LEASES     LEASES
                                                                                  -------   ---------
1998............................................................................   $ 52      $  860
1999............................................................................     44         549
2000............................................................................   --           106
                                                                                  -------   ---------
    Total minimum lease payments................................................     96      $1,515
                                                                                            ---------
                                                                                            ---------
    Less amount representing interest (at 4%)...................................     (4)
                                                                                  -------
    Present value of minimum capital lease payments.............................     92
    Current portion of capital lease obligation.................................    (49)
                                                                                  -------
    Capital leases obligation, less current portion.............................   $ 43
                                                                                  -------
                                                                                  -------

11. LONG-TERM DEBT:

    Long-term debt consists of the following (in thousands):

                                                                   DECEMBER 31,
                                                               --------------------
                                                                 1997       1996
                                                               ---------  ---------
Marketing Fund grant payable to the Israeli government.......  $     261  $     364
Chief Scientist grant payable to the Israeli government......     --            773
Other........................................................         67         90
                                                               ---------  ---------
                                                                     328      1,227
Current portion..............................................       (134)      (473)
                                                               ---------  ---------
Non-current portion..........................................  $     194  $     754
                                                               ---------  ---------
                                                               ---------  ---------

    The Chief Scientist grant represents research and development funding of approximately $232,000 in 1993 and $608,000 in 1995 received from the Israeli government. The Company repaid both the 1993 and 1995 grants in full during 1997.

                              SUMMIT DESIGN, INC.

11. LONG-TERM DEBT: (CONTINUED)
    The Company received a Marketing Fund grant of $423,000 from the Israeli Ministry of Industry and Trade through December 31, 1997. This grant is to be repaid at the rate of 3% of the increase in export sales of all Israeli products over the base year until repaid.

    Future principal payments of debt outstanding for the years ending December 31 are as follows (in thousands):

1998.................................................................        134
1999.................................................................        116
2000.................................................................         78
                                                                       ---------
                                                                       $     328
                                                                       ---------
                                                                       ---------

12. STOCKHOLDERS' EQUITY:

    PREFERRED STOCK

    Summit has 5,000,000 shares of Preferred Stock authorized, of which there are no shares outstanding. The Summit Board has the authority to issue these shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any future vote or action by the stockholders.

    1994 INCENTIVE STOCK OPTION PLAN

    The Company has an Incentive Stock Option Plan ("1994 Plan") pursuant to which the Company may grant options to employees and consultants. Under the terms of the 1994 Plan, the option price is determined as the fair value of the Company's common stock at the time the option is granted. Under the plan 2,322,000 shares of common stock are authorized for issuance. Options granted prior to the Company's initial public offering generally became immediately exercisable. Shares issued are subject to repurchase until vested. Options granted subsequent to the Company's initial public offering are exercisable upon vesting. Options generally vest 25% twelve months after the date of grant and the remainder at 1/48th of the grant amount in each successive month thereafter. Options expire no later than 10 years after the date of grant.

    There were 2,659, 366,094, and 622,915 shares of common stock reserved for the grant of stock options under the 1994 Plan at December 31, 1997, 1996 and 1995, respectively.

    1996 DIRECTOR OPTION PLAN

    Non-employee directors are entitled to participate in the Company's 1996 Director Option Plan (the "Director Plan"). The Director Plan provides for an automatic grant of an option to purchase 7,500 shares of common stock to each non-employee director on the date on which the Director Plan becomes effective or, if later, an option to purchase 10,000 shares of common stock on the date on which the person first becomes a non-employee director and 10,000 shares on the date of the annual meeting of each subsequent year, provided that he or she is then a non-employee director and, provided further, that on such date he or she has served on the Board for at least six months. Options granted under the Director Plan generally become vested and all exercisable 12 months after the grant date and are granted at an exercise price equal

                              SUMMIT DESIGN, INC.

12. STOCKHOLDERS' EQUITY: (CONTINUED)
to 100% of the fair market value per share on the date of the grant. The Company has reserved 150,000 shares of common stock for issuance under the 1996 Director Plan. The Company granted 40,000 options under this plan in 1997.

    1997 NONSTATUTORY STOCK OPTION PLAN

    The Company established the 1997 Nonstatutory Stock Option Plan ("Nonstatutory Plan") in order to provide additional incentive to employees, directors and consultants. Options granted under the plan will be nonstatutory stock options and are not intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Options generally vest 25% twelve months after the date of grant and the remainder at 1/48th of the grant amount in each successive month thereafter. Options expire no later than 10 years after the grant date. In addition, no more than 25,000 options may be granted to directors and persons considered "officers" by the NASDAQ Stock Market. The maximum aggregate number of shares of common stock authorized for issuance is 250,000 shares. The Company granted 143,000 options under the Nonstatutory Plan in 1997.

    A summary of the status of the Company's stock option plans as of December 31, 1997, 1996 and 1995 and changes during the years ended on those dates is presented below:

                                                                                     WEIGHTED
                                                                         OPTIONS    AVG. PRICE
                                                                        ----------  -----------
Balance, December 31, 1994............................................     873,457   $    0.68
  Options granted.....................................................     558,627   $    1.74
  Options exercised...................................................     (71,757)  $    0.62
  Options canceled....................................................    (196,845)  $    1.08
                                                                        ----------
Balance, December 31, 1995............................................   1,163,482   $    1.13
  Options granted.....................................................     722,575   $    5.16
  Options exercised...................................................    (345,278)  $    0.41
  Options canceled....................................................    (146,905)  $    3.60
                                                                        ----------
Balance, December 31, 1996............................................   1,393,874   $    3.13
  Options granted.....................................................   1,643,121   $    5.33
  Options exercised...................................................    (470,715)  $    1.22
  Options canceled....................................................    (442,906)  $    6.35
                                                                        ----------
Balance, December 31, 1997............................................   2,123,374   $    4.59
                                                                        ----------
                                                                        ----------

    The following are the shares exercisable at the corresponding weighted average exercise price at December 31, 1997, 1996 and 1995, respectively:
949,261 at $2.3119, 1,186,986 at $2.0662 and 1,171,185 at $1.1217. The weighted average exercise price per share of options outstanding at December 31, 1997 is $4.61. The following are the weighted average grant date fair value of options granted for the years ended December 31, 1997, 1996 and 1995, respectively:
$8.96, $5.95 and $1.52. At December 31, 1997, 219,761 shares are subject to repurchase.

    Effective September 13, 1995, the Board of Directors of the Company approved an adjustment to the exercise price of the Company's outstanding stock options with an exercise price in excess of $1.75. All

                              SUMMIT DESIGN, INC.

12. STOCKHOLDERS' EQUITY: (CONTINUED)
outstanding options subject to the adjustment were repriced to $1.75, the fair market value at that date as determined by the Board. Participation by each option holder was voluntary.

    The following table summarizes information about stock options outstanding at December 31, 1997:

                                                 OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                       ---------------------------------------  ----------------------
                                                       WEIGHTED      WEIGHTED    WEIGHTED    WEIGHTED
                                         SHARES         AVERAGE       AVERAGE     SHARES      AVERAGE
                                       OUTSTANDING    CONTRACTUAL    EXERCISE   EXERCISABLE  EXERCISE
RANGE OF EXERCISE PRICES               AT 12/31/97  REMAINING LIFE     PRICE    AT 12/31/97    PRICE
-------------------------------------  -----------  ---------------  ---------  -----------  ---------
$ 0.08 to $0.63......................     578,048           7.28     $  0.4310     389,197   $  0.3738
$ 1.17 to $1.95......................     580,670           7.94        1.6409     402,761      1.6591
$ 4.67 to $7.00......................      99,005           9.18        5.4049      39,403      5.8608
$ 8.13 to $9.50......................     654,500           9.47        8.8667     110,666      9.3135
$ 9.63 to $10.50.....................     165,000           9.96        9.6356         583     10.5000
$12.75 to $17.00.....................      46,151           9.82       13.3625       6,651     17.0000

    1996 EMPLOYEE STOCK PURCHASE PLAN

    The Company has established the 1996 Employee Stock Purchase Plan ("1996 Purchase Plan"). The 1996 Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue code, permits eligible employees of the Company to purchase common stock through payroll deductions of up to 10% of their base salary up to a maximum of $25,000 of common stock for all purchase periods ending within any calendar year. The price of common stock purchased under the 1996 Purchase Plan will be 85% of the lower of the fair market value of the common stock on the first day of each 24 month offering period or the last day of the applicable six-month purchase period. The Company has reserved 150,000 shares of common stock for issuance under the 1996 Purchase Plan. The Company issued approximately 59,000 shares of common stock under the 1996 Purchase Plan during 1997.

    SFAS NO. 123 DISCLOSURE

    The Company applies APB No. 25 and related interpretations in accounting for its plans. However, in accordance with SFAS No. 123, pro forma disclosures as if the Company adopted the cost recognition requirements under No. SFAS 123 in 1997, 1996 and 1995 are presented below.

    The fair value of each option granted during the years ended December 31, 1997, 1996, and 1995 are estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                  1997       1996       1995
                                                                ---------  ---------  ---------
Average dividend yield........................................          0%         0%         0%
Expected volitility...........................................         44%        46%        46%
Expected life in years........................................          4          5          5
Risk free interest rate:
  Low.........................................................      5.787%     5.546%     5.487%
  High........................................................      6.421%     6.543%     7.022%

                              SUMMIT DESIGN, INC.

12. STOCKHOLDERS' EQUITY: (CONTINUED)
    Had the Company used the fair value methodology for determining compensation expense, the Company's net income (loss) and net income (loss) per share would approximate the pro forma amounts below (in thousands, except per share data):

                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
Net income (loss)--as reported.................................  $  (5,875) $   1,263  $  (3,611)
Net income (loss)--pro forma...................................  $  (7,802) $     714  $  (3,853)
Earnings (loss) per share--as reported--basic..................  $   (0.41) $    0.10  $   (0.33)
Earnings (loss) per share--as reported--diluted................  $   (0.41) $    0.10  $   (0.33)
Earnings (loss) per share--pro forma--basic....................  $   (0.54) $    0.06  $   (0.33)
Earnings (loss) per share--pro forma--diluted..................  $   (0.54) $    0.05  $   (0.35)

    The effect of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts

13. INCOME TAXES:

    The provision (benefit) for income taxes consists of the following (in thousands):

                                                           YEARS ENDED DECEMBER 31,
                                                        -------------------------------
                                                          1997       1996       1995
                                                        ---------  ---------  ---------
Current:
  Federal.............................................  $     770  $      26  $  --
  State...............................................        426          4          1
  Foreign.............................................        468        225        399
                                                        ---------  ---------  ---------
                                                            1,664        255        400
                                                        ---------  ---------  ---------
Deferred:
  Federal.............................................       (665)      (373)    --
  State...............................................        (10)       (27)    --
  Foreign.............................................       (247)      (100)    --
                                                        ---------  ---------  ---------
                                                             (922)      (500)    --
                                                        ---------  ---------  ---------
                                                        $     742  $    (245) $     400
                                                        ---------  ---------  ---------
                                                        ---------  ---------  ---------

                              SUMMIT DESIGN, INC.

13. INCOME TAXES: (CONTINUED)
    The difference between the effective income tax rate and the statutory U.S. federal income tax rate is as follows (in thousands):

                                                         YEARS ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1997       1996       1995
                                                      ---------  ---------  ---------
Tax provision (benefit) at statutory rate...........  $  (2,455) $     826  $    (907)
In-process research and development.................      6,779     --         --
Alternative minimum tax.............................     --             26     --
Foreign withholding taxes...........................        221        225        398
Deferred taxes:
  Increase (decrease) in valuation allowance........     (3,774)      (964)     1,503
  Utilization of net operating losses...............       (104)      (545)    --
  Other.............................................       (341)       183       (595)
State...............................................        416          4          1
                                                      ---------  ---------  ---------
                                                      $     742  $    (245) $     400
                                                      ---------  ---------  ---------
                                                      ---------  ---------  ---------

    At December 31, 1997, the Company had net operating loss carryforwards for federal and state income tax purposes which can be used to offset future income subject to taxes. In addition, there are unused research and experimentation and foreign tax credits which may be available for offset against future federal income taxes after use of the loss carryforwards. Such loss carryforwards and tax credits are summarized below (in thousands):

                                                                                   EXPIRATION
                                                                        AMOUNT        DATES
                                                                       ---------  -------------
Loss carryforwards:
  Federal............................................................  $   1,341    2009 - 2010
  State..............................................................      1,341    2009 - 2010
Research and experimentation credits (federal only)..................        313    2003 - 2011
Foreign tax credits (federal only)...................................        727    1998 - 2002

    Due to the acquisition of TriQuest, the federal and state net operating loss carryforwards are limited in use to approximately $300,000 annually. The tax credit carryforwards are also subject to limitation due to the acquisition of TriQuest.

    In addition, the Company has foreign income tax net operating losses of approximately $5.6 million. These foreign losses were generated in Israel over several years and have not yet received final assessment from the Israeli government. Consequently, management is uncertain as to the availability of a substantial portion of such foreign loss carryforwards and as such has recorded a valuation allowance against the resulting deferred tax asset. Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of the Company's foreign subsidiary, as those earnings are considered to be permanently reinvested. If such earnings were remitted to the U.S., additional federal and foreign taxes may be due. It is not practical to determine the amount of such taxes that might be payable on these foreign earnings.

                              SUMMIT DESIGN, INC.

13. INCOME TAXES: (CONTINUED)
    The approximate effects of temporary differences which give rise to deferred tax assets and liabilities are as follows (in thousands):

                                                                DECEMBER 31,
                                                            --------------------
                                                              1997       1996
                                                            ---------  ---------
Deferred tax assets:
  Federal and state net operating loss carryforwards......  $     548  $   3,037
  Foreign operating loss carryforwards....................        563        701
  Research and experimentation credit carryforwards.......        313        263
  Foreign tax credit carryforwards........................        727        711
  Other deferred tax items................................      1,259      1,133
                                                            ---------  ---------
    Total deferred tax assets.............................      3,410      5,845
  Less valuation allowances...............................       (563)    (5,018)
                                                            ---------  ---------
    Net deferred tax assets...............................      2,847        827
                                                            ---------  ---------
Deferred tax liabilities:
  Other deferred tax items................................     (1,105)      (327)
                                                            ---------  ---------
    Total deferred tax liabilities........................     (1,105)      (327)
                                                            ---------  ---------
    Net deferred taxes....................................  $   1,742  $     500
                                                            ---------  ---------
                                                            ---------  ---------
Net deferred income taxes:
  Current.................................................  $   1,209  $  --
  Long term...............................................        533        500
                                                            ---------  ---------
                                                            $   1,742  $     500
                                                            ---------  ---------
                                                            ---------  ---------

    The Company has established a valuation allowance against a portion of deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates on a quarterly basis the recoverability of the deferred tax assets and the level of the valuation allowance. The net change in the valuation allowance for the years ended December 31, 1997 and 1996 was a decrease of approximately $4,455,000 and $964,000, respectively. The decrease in the valuation allowance for the year ended December 31, 1997 resulted primarily from the utilization of net operating loss carryforwards and management's evaluation of the future recoverability of net deferred tax assets due to the likelihood of future taxable income. Approximately $3.1 million of the decrease in the valuation allowance for the year ended December 31, 1997 resulted from the operating loss carryforwards utilized in such year.


    The balance of the valuation allowance at December 31, 1996 was $5,038,000. Of this amount, $845,000 relates to the loss carryovers attributable to Israeli taxes which are subject to material risk should Summit's treatment be challenged by Israeli taxing authorities. The remainder of this valuation allowance, $4,193,000, relates to the uncertain nature of the anticipated earnings of U.S. operations for future years. Since Summit had generated four quarters of profits as of December 31, 1996, there was a pattern of profits to justify some reduction of the valuation allowance. The remaining valuation allowance was considered appropriate due to uncertainty regarding Summit's ability to generate taxable income in the future.

                              SUMMIT DESIGN, INC.

13. INCOME TAXES: (CONTINUED)

    The balance of the valuation allowance at December 31, 1997 was $563,000. This amount relates entirely to the loss carryovers attributable to Israeli taxes which remained subject to material risk should Summit's treatment be challenged by Israeli taxing authorities, discussed above. The difference between the Israeli portion of the 1996 and 1997 amounts relates to the change in the effective tax rate for "Approved Enterprise" from 15% to 10%. The elimination of the valuation allowance attributable to U.S. operations resulted from the combined effect of (a) the recognition of some portion of the tax benefits during 1997, and (b) a sustained pattern of taxable income for two years which effectively eliminated any remaining uncertainty regarding Summit's ability to generate taxable income in the future.


14. RECONCILIATION OF EARNINGS PER SHARE:

    The following provides a reconciliation of the numerators and denominators of the basic and diluted per share computations (in thousands, except per share data):

                                                                                    SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,            JUNE 30,
                                                 -------------------------------  --------------------
                                                   1997       1996       1995       1998       1997
                                                 ---------  ---------  ---------  ---------  ---------
                                                                                      (UNAUDITED)
Numerator:
  Net income(loss).............................  $  (5,875) $   1,263  $  (3,611) $   5,299  $   3,056
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------

Denominator:
  Denominator for basic earnings per share
    weighted average shares....................     14,403     12,240     11,085     14,984     14,137

  Effect of dilutive securities:
    Employee stock options.....................     --          1,003     --          1,256        863
                                                 ---------  ---------  ---------  ---------  ---------
  Denominator for diluted earnings per share...     14,403     13,243     11,085     16,240     15,000
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
Net income(loss) per share--basic..............  $   (0.41) $    0.10  $   (0.33) $    0.35  $    0.22
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
Net income(loss) per share--diluted............  $   (0.41) $    0.10  $   (0.33) $    0.33  $    0.20
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------

    Options to purchase 999,000 and 663,000 shares of common stock at various prices were outstanding during 1997 and 1995, respectively, but were not included in the computation of diluted EPS because their effect on EPS for the year ended December 31, 1997 would have been anti-dilutive.

15. 401(K) PLAN:

    The Company maintains a tax qualified defined contribution plan that meets the requirements of Section 401(k) of the Internal Revenue Code (the Plan) and covers substantially all U.S. employees meeting minimum service requirements. The Plan was amended in 1997 to include a mandatory Company matching contribution up to a maximum of 1.5% of employee compensation. At its discretion, the Company may make additional contributions to the Plan. In connection with the required match, the Company's contribution to the Plan was approximately $50,000 in 1997. The Company made a discretionary contribution to the Plan of $10,000 in 1995. There were no contributions in 1996.

                              SUMMIT DESIGN, INC.

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

    Supplemental cash flow information is as follows (in thousands):

                                                           YEAR ENDED DECEMBER 31
                                                       -------------------------------
                                                         1997       1996       1995
                                                       ---------  ---------  ---------
Cash paid for interest...............................  $      11  $     111  $     195
Cash paid for income taxes...........................        175        254          1

Noncash investing and financing activities:
  Equipment acquired under capital leases............     --             23        170
  Conversion of preferred stock to common stock......     --             91     --

Acquisition of Simulation Technologies:
  In-process technology..............................     19,937     --         --
  Purchased technology and intangibles...............      1,772     --         --
  Property and other assets acquired.................        941     --         --
  Deferred revenue assumed...........................     (1,460)    --         --
  Other liabilities assumed..........................       (707)    --         --
  Common stock issued................................    (16,667)    --         --

Sale of TDS product line:
  Property and other assets sold.....................       (369)    --         --
  Deferred revenue sold..............................      1,213     --         --
  Other liabilities sold.............................         64     --         --

17. COMMITMENTS AND CONTINGENCIES:

    Summit Design (EDA) Ltd. has registered floating charges on all its assets as security for compliance with the terms attached to Israeli investment grants received.

    The Company has entered into employment agreements with certain of its executive officers. These agreements provide for base annual compensation and certain incentive bonuses and stock options on various vesting schedules as well as severance compensation in the event of termination without cause.

    The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse affect on the Company's consolidated financial statements.

    The Company has guaranteed the rent payments for a software development company of $4,200 per month for the first 18 months of the lease term beginning November 1997.

18. BUSINESS SEGMENTS, EXPORTS AND MAJOR CUSTOMERS:

    The Company operates in a single industry segment comprising the electronic design automation industry. Net revenue by geographic region (in thousands) and as a percentage of total revenue for each

                              SUMMIT DESIGN, INC.

18. BUSINESS SEGMENTS, EXPORTS AND MAJOR CUSTOMERS: (CONTINUED) region outside the United States that constitutes more than 10% of the Company's total revenue is as follows (in thousands):

                                                         YEARS ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1997       1996       1995
                                                      ---------  ---------  ---------
Europe..............................................  $   3,582  $   3,294  $   2,115
Asia Pacific........................................      7,020      6,855      5,447

As a Percentage of Total Revenue:
  Europe............................................       11.4%      16.2%      14.8%
  Asia Pacific......................................       22.3%      33.8%      38.1%

    During 1997 one customer accounted for 28.6% of total revenue. In 1996, no single customer accounted for more than 10% of total revenue. Sales through a single distributor accounted for 12.0%, 14.6% and 12.5% of the Company's total revenue in 1997, 1996 and 1995, respectively. Foreign operations of Summit Design (EDA) Ltd. accounted for less than 10% of total revenue of the Company in each of the three years in the period ended December 31, 1997. Identifiable assets of the Company's Israeli subsidiary were less than 10% of total assets at December 31, 1997.

    The Company entered into an agreement with Seiko Instruments, Inc. (Seiko) during the first quarter of 1996, which granted to Seiko an exclusive right to distribute and support certain Summit products in Japan. Under the terms of the agreement, Seiko will pay the Company a distribution rights fee of $1.1 million during the period of the agreement which is three years ending February 1999. The Company will receive payments from Seiko of $800,000, $200,000 and $100,000 in 1996, 1997 and 1998, respectively. In each of the years ended December 31, 1997 and 1996, the Company recognized revenue of $367,000 associated with this agreement.

19. RELATED PARTIES:

    Summit Design (EDA) Ltd. leases its corporate offices from a stockholder under a four-year sublease agreement on the same terms and conditions that the stockholder leases such space. Lease expense due to the stockholder for the years ended December 31, 1997, 1996 and 1995 were $145,000, $141,000 and
$138,000, respectively.

    Effective April 1, 1996, the Company invested $100,000 for a minority interest in a joint venture corporation which acquired the exclusive rights to sell, distribute and support all of the Company's products in the Asia-Pacific region, excluding Japan. The Company has recorded a net loss in equity of the joint venture of $67,000 and $33,000 for the years ended December 31, 1997 and 1996, respectively. Total product licenses and maintenance revenue for sales to the joint venture totaled approximately $590,000 and $586,000 for the years ended December 31, 1997 and 1996, respectively, total accounts receivable, with payment terms similar to other customers in the Asia-Pacific region, was $357,000 at December 31, 1997.

    The Company holds a note from an employee in the amount of $75,000, bearing interest at 6%, due in March of 2000, and collateralized by stock.

                              SUMMIT DESIGN, INC.

20. SUBSEQUENT EVENTS--(UNAUDITED):

    On June 30, 1998, the Company acquired ProSoft Oy ("ProSoft"), a Company located in Finland. ProSoft develops software tools used to verify embedded systems software prior to the availability of a hardware prototype. The aggregate consideration for the acquisition (including shares of common stock reserved for issuance upon exercise of ProSoft options which were exchanged for options of the Company) was 248,334 shares of common stock. The transaction was accounted for as a "pooling of interests" in accordance with generally accepted accounting principles. In compliance with such principles, the Company's financial statements have been restated to include the accounts of ProSoft as if the acquisition had occurred at the beginning of the first period presented herein. The effect of the combination did not have a material impact on the net sales and net income of the combined entity.

    On September 20, 1998, the Company entered into a definitive agreement to merge with OrCAD, Inc., (OrCAD) a publicly traded software company headquartered in Beaverton, Oregon under which the Company will acquire OrCAD. Each share of OrCAD Common Stock, including shares reserved for issuance upon exercise of OrCAD options which will be assumed by the Company will be exchanged for 1.05 shares of Summit Common Stock upon closing of the transaction. The Company intends to account for this acquisition as a pooling-of-interests.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
  OrCAD, Inc.:


    We have audited the accompanying consolidated balance sheets of OrCAD, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of MicroSim Corporation, a company that OrCAD, Inc. merged with during 1998, in a transaction accounted for as poolings of interests, as discussed in Note 2. Such statements are included in the related consolidated financial statements of OrCAD, Inc. and reflect total revenues of 41% in 1997, 44% in 1996, and 52% in 1995, respectively, and 25% and 23% of total assets in 1997 and 1996, respectively, of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for MicroSim Corporation, is based solely upon the report of the other auditors.



    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.



    In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of OrCAD, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations, and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                          /S/ KPMG PEAT MARWICK LLP

Portland, Oregon
September 22, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
  MicroSim Corporation

    We have audited the accompanying consolidated balance sheets of MicroSim Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MicroSim Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /S/ ERNST & YOUNG LLP

Orange County, California

January 26, 1998

                                  ORCAD, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1997       1996
                                                                              ---------  ---------
                                                                  JUNE 30,
                                                                    1998
                                                                 -----------
                                                                 (UNAUDITED)
                                              Assets
Current assets:
Cash and cash equivalents......................................   $  15,905   $  31,618  $  23,103
Short-term investments.........................................      20,303       3,408     13,938
Trade accounts receivable, net of valuation allowances of $913,
  $793, and $757, respectively.................................       7,734       8,800      4,867
Inventory, net.................................................         371         675        997
Other current assets...........................................       2,897       3,348      1,795
                                                                 -----------  ---------  ---------
Total current assets...........................................      47,210      47,849     44,700
                                                                 -----------  ---------  ---------
Investments, long-term.........................................       2,376       2,722     --
Fixed assets, net..............................................       3,715       3,360      1,746
Purchased software technology, net.............................         365         474        429
Goodwill and intangible assets, net............................       3,035       2,378      2,704
Other assets...................................................         697         124        155
                                                                 -----------  ---------  ---------
Total assets...................................................   $  57,398   $  56,907  $  49,734
                                                                 -----------  ---------  ---------
                                                                 -----------  ---------  ---------

                               Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable...............................................   $     580   $     661  $     963
Accrued payroll and related liabilities........................       1,576       2,241      1,560
Accrued liabilities............................................       2,922       1,870      1,444
Accrued income taxes...........................................         527       1,081        652
Deferred revenue...............................................       5,446       4,881      3,223
                                                                 -----------  ---------  ---------
Total current liabilities......................................      11,051      10,734      7,842
Deferred taxes.................................................          19          19        205

Commitments and contingencies

Stockholders' equity:
Preferred stock, par value $.01; 2,000,000 shares authorized
  and none issued and outstanding..............................      --          --         --
Common stock, par value $.01; 16,000,000 shares authorized;
  9,337,169, 9,239,039 and 9,145,568 shares issued and
  outstanding..................................................          93          92         91
Additional paid-in capital.....................................      37,922      37,583     36,925
Retained earnings..............................................       8,531       8,604      4,777
Accumulated other comprehensive loss...........................        (117)        (78)       (34)
Notes receivable--employee stock purchases.....................        (101)        (47)       (72)
                                                                 -----------  ---------  ---------
Total stockholders' equity.....................................      46,328      46,154     41,687
                                                                 -----------  ---------  ---------
Total liabilities and stockholders' equity.....................   $  57,398   $  56,907  $  49,734
                                                                 -----------  ---------  ---------
                                                                 -----------  ---------  ---------


          See accompanying notes to consolidated financial statements.

                                  ORCAD, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                                 -------------------------------  --------------------
                                                   1997       1996       1995       1998       1997
                                                 ---------  ---------  ---------  ---------  ---------
                                                                                      (UNAUDITED)
Revenue:
Products.......................................  $  35,385  $  31,169  $  23,142  $  17,503  $  16,928
Service........................................      8,610      5,865      5,175      6,039      3,850
                                                 ---------  ---------  ---------  ---------  ---------
Total revenue..................................     43,995     37,034     28,317     23,542     20,778

Cost and expenses:
Cost of revenue--products......................      4,764      4,142      3,675      1,562      2,393
Cost of revenue--service.......................      1,692      1,503      1,109      1,175        793
Research and development.......................     11,238      9,350      7,249      5,786      5,488
Marketing and sales............................     15,416     11,877      8,793      9,285      7,241
General and administrative.....................      4,810      4,793      3,507      2,634      2,290
Write-off of purchased software................     --         --          1,037     --         --
Merger and acquisition related charges.........      2,203     --            971      4,081      2,203
                                                 ---------  ---------  ---------  ---------  ---------
Total cost and expenses........................     40,123     31,665     26,341     24,523     20,408
                                                 ---------  ---------  ---------  ---------  ---------
Income (loss) from operations..................      3,872      5,369      1,976       (981)       370
                                                 ---------  ---------  ---------  ---------  ---------
Other income (expense):
Interest income, net...........................      1,858      1,531        314        911        903
Other, net.....................................        (17)        65         33        (43)        18
                                                 ---------  ---------  ---------  ---------  ---------
                                                     1,841      1,596        347        868        921
                                                 ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes..............      5,713      6,965      2,323       (113)     1,291
Income tax expense (benefit)...................      1,809      1,699        690        (40)       471
                                                 ---------  ---------  ---------  ---------  ---------
Net income (loss)..............................  $   3,904  $   5,266  $   1,633  $     (73) $     820
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
Basic net income (loss) per share..............  $    0.43  $    0.61  $    0.41  $   (0.01) $    0.09
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
Diluted net income (loss) per share............  $    0.41  $    0.58  $    0.24  $   (0.01) $    0.09
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
Shares used in basic net income (loss) per
  share calculation............................      9,165      8,618      4,012      9,279      9,134
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
Shares used in diluted net income (loss) per
  share calculation............................      9,446      9,046      6,853      9,279      9,388
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                                  ORCAD, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                       SERIES A
                                      PREFERRED                                                              ACCUMULATED
                                        STOCK         COMMON STOCK     ADDITIONAL   COMPREHENSIVE RETAINED      OTHER
                                    --------------   ---------------    PAID-IN       INCOME     EARNINGS   COMPREHENSIVE
                                    SHARES  AMOUNT   SHARES   AMOUNT    CAPITAL       (LOSS)     (DEFICIT)      LOSS
                                    ------  ------   ------   ------   ----------   ----------   --------   -------------
Balance, December 31, 1994........  8,076    $ 81    3,163     $32      $ 8,077      $ --        $(1,798)       $
Stock repurchase..................   --      --        (94)     (1)        (175)       --           (197)      --
Issuance of common stock upon
  option exercises................   --      --        199       2           68        --          --          --
Issuance of common stock from
  employee stock purchase
  agreements......................   --      --         33     --           132        --          --          --
Issuance of common stock in
  Massteck merger.................   --      --        510       5        1,958        --          --          --
Issuance of common stock in ISJ
  merger..........................   --      --        427       5        2,981        --          --          --
Payment of notes receivable.......   --      --       --       --         --           --          --          --
Comprehensive income
  Net income......................   --      --       --       --         --           1,633       1,633       --
  Other comprehensive loss, net of
    tax
  Foreign currency translation
    adjustment....................   --      --       --       --         --              (4)      --          --
                                                                                    ----------
  Other comprehensive (loss)......   --      --       --       --         --              (4)      --              (4)
                                    ------  ------   ------   ------   ----------   ----------   --------       -----
Comprehensive income..............   --      --       --       --         --         $ 1,629       --          --
                                                                                    ----------
                                                                                    ----------
Balance, December 31, 1995........  8,076      81    4,238      43       13,041                     (362)          (4)
Stock repurchase..................   --      --        (60)     (1)        (126)       --           (127)      --
Issuance of common stock upon
  option exercises................   --      --        195       2           81        --          --          --
Issuance of common stock under
  employee stock purchase plan....   --      --         11     --            88        --          --          --
Issuance of common stock from
  employee stock purchase
  agreements......................   --      --         69     --           330        --          --          --
Issuance of common stock, net of
  offering costs of $2,951........   --      --      2,382      24       23,230        --          --          --
Issuance of common stock upon
  exercise of stock warrants......   --      --          4     --         --           --          --          --
Issuance of common stock upon
  conversion of preferred
  shares..........................  (8,076)   (81)   2,307      23           58        --          --          --
Payment of notes receivable.......   --      --       --       --         --           --          --          --
Tax benefit from stock option
  exercises.......................   --      --       --       --           223        --          --          --
Comprehensive income
  Net income......................   --      --       --       --         --           5,266       5,266       --
  Other comprehensive loss, net of
    tax
  Foreign currency translation
    adjustment....................   --      --       --       --         --             (39)      --          --
  Unrealized gain on
    investments...................   --      --       --       --         --               9       --          --
                                                                                    ----------
  Other comprehensive loss........   --      --       --       --         --             (30)      --             (30)
                                    ------  ------   ------   ------   ----------   ----------   --------       -----
Comprehensive income..............   --      --       --       --         --         $ 5,236       --          --
                                                                                    ----------
                                                                                    ----------
Balance, December 31, 1996........   --      --      9,146      91       36,925                    4,777          (34)
Stock repurchase..................   --      --        (58)     (1)        (173)                     (77)      --
Issuance of common stock upon
  option exercises................   --      --        100       1           82        --          --          --
Issuance of common stock under
  employee stock purchase plan....   --      --         29     --           207        --          --          --
Issuance of common stock from
  employee stock purchase
  agreements......................   --      --         22       1          107        --          --          --
Payment of notes receivable.......   --      --       --       --         --           --          --          --
Tax benefit from stock option
  exercises.......................   --      --       --       --           435        --          --          --
Comprehensive income
  Net income......................   --      --       --       --         --           3,904       3,904       --
  Other comprehensive loss, net of
    tax
  Foreign currency translation
    adjustment....................   --      --       --       --         --             (40)      --          --
  Unrealized loss on
    investments...................   --      --       --       --         --              (4)      --          --
                                                                                    ----------
  Other comprehensive loss........   --      --       --       --         --             (44)      --             (44)
                                    ------  ------   ------   ------   ----------   ----------   --------       -----
Comprehensive income..............   --      --       --       --         --         $ 3,860       --          --
                                                                                    ----------
                                                                                    ----------
Balance, December 31, 1997........   --      --      9,239      92       37,583                    8,604          (78)
Issuance of common stock upon
  option exercises (unaudited)....   --      --         75       1          162        --          --          --
Issuance of common stock under
  employee stock purchase plan
  (unaudited).....................   --      --         23     --           177        --          --          --
Issuance of notes receivable
  (unaudited).....................   --      --       --       --         --           --          --          --
Comprehensive loss (unaudited)
  Net loss (unaudited)............   --      --       --       --         --             (73)        (73)      --
  Other comprehensive loss, net of
    tax (unaudited)
  Foreign currency translation
    adjustment (unaudited)........   --      --       --       --         --             (27)      --          --
  Unrealized loss on investments
    (unaudited)...................   --      --       --       --         --             (12)      --          --
                                                                                    ----------
  Other comprehensive loss
    (unaudited)...................   --      --       --       --         --             (39)      --             (39)
                                    ------  ------   ------   ------   ----------   ----------   --------       -----
Comprehensive loss (unaudited)....   --      --       --       --         --         $  (112)      --          --
                                                                                    ----------
                                                                                    ----------
Balance, June 30, 1998
  (unaudited).....................   --      $--     9,337     $93      $37,922                  $ 8,531        $(117)
                                    ------  ------   ------   ------   ----------                --------       -----
                                    ------  ------   ------   ------   ----------

                                      NOTES
                                    RECEIVABLE    TOTAL
                                    ----------   -------
Balance, December 31, 1994........    $(142)     $ 6,250
Stock repurchase..................    --            (373)
Issuance of common stock upon
  option exercises................      (15)          55
Issuance of common stock from
  employee stock purchase
  agreements......................    --             132
Issuance of common stock in
  Massteck merger.................    --           1,963
Issuance of common stock in ISJ
  merger..........................    --           2,986
Payment of notes receivable.......      140          140
Comprehensive income
  Net income......................    --           1,633
  Other comprehensive loss, net of
    tax
  Foreign currency translation
    adjustment....................    --              (4)
  Other comprehensive (loss)......    --           --
                                      -----      -------
Comprehensive income..............    --           --
Balance, December 31, 1995........      (17)      12,782
Stock repurchase..................    --            (254)
Issuance of common stock upon
  option exercises................     (114)         (31)
Issuance of common stock under
  employee stock purchase plan....    --              88
Issuance of common stock from
  employee stock purchase
  agreements......................    --             330
Issuance of common stock, net of
  offering costs of $2,951........    --          23,254
Issuance of common stock upon
  exercise of stock warrants......    --           --
Issuance of common stock upon
  conversion of preferred
  shares..........................    --           --
Payment of notes receivable.......       59           59
Tax benefit from stock option
  exercises.......................    --             223
Comprehensive income
  Net income......................    --           5,266
  Other comprehensive loss, net of
    tax
  Foreign currency translation
    adjustment....................    --             (39)
  Unrealized gain on
    investments...................    --               9
  Other comprehensive loss........    --           --
                                      -----
Comprehensive income..............    --           --
Balance, December 31, 1996........      (72)     $41,687
Stock repurchase..................    --            (251)
Issuance of common stock upon
  option exercises................      (29)          54
Issuance of common stock under
  employee stock purchase plan....    --             207
Issuance of common stock from
  employee stock purchase
  agreements......................    --             108
Payment of notes receivable.......       54           54
Tax benefit from stock option
  exercises.......................    --             435
Comprehensive income
  Net income......................    --           3,904
  Other comprehensive loss, net of
    tax
  Foreign currency translation
    adjustment....................    --             (40)
  Unrealized loss on
    investments...................    --              (4)
  Other comprehensive loss........    --           --
                                      -----      -------
Comprehensive income..............    --           --
Balance, December 31, 1997........      (47)      46,154
Issuance of common stock upon
  option exercises (unaudited)....    --             163
Issuance of common stock under
  employee stock purchase plan
  (unaudited).....................    --             177
Issuance of notes receivable
  (unaudited).....................      (54)         (54)
Comprehensive loss (unaudited)
  Net loss (unaudited)............    --             (73)
  Other comprehensive loss, net of
    tax (unaudited)
  Foreign currency translation
    adjustment (unaudited)........    --             (27)
  Unrealized loss on investments
    (unaudited)...................    --             (12)
  Other comprehensive loss
    (unaudited)...................    --           --
                                      -----      -------
Comprehensive loss (unaudited)....    --           --
Balance, June 30, 1998
  (unaudited).....................    $(101)     $46,328
                                      -----      -------



          See accompanying notes to consolidated financial statements.

                                  ORCAD, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                        SIX MONTHS
                                                                      YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                                                  -------------------------------  --------------------
                                                                    1997       1996       1995       1998       1997
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................................  $   3,904  $   5,266  $   1,633  $     (73) $     820
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...............................      1,797      1,506      1,063        998        834
    Provision for losses on receivables and sales returns.......         36        285        (28)       104         96
    Provision for inventory reserves............................         21          9        (20)         1         45
    Deferred income taxes.......................................       (434)       (32)       (34)        (5)         2
    Write-off of purchased software and research and development
      costs acquired............................................      2,203     --          2,008     --          2,203
    Loss on disposal of fixed assets............................         19         45          3         12     --
    Changes in assets and liabilities:
    Trade accounts receivable...................................     (3,920)      (487)      (655)     1,900     (1,830)
    Inventory...................................................        291       (338)       (61)       299        255
    Other current assets........................................     (1,329)      (496)        11       (124)      (831)
    Accounts payable............................................       (390)      (380)       329       (907)        34
    Accrued payroll and related liabilities.....................        684         42        535       (625)       236
    Accrued liabilities.........................................        503       (489)       391        964        106
    Deferred revenue............................................      1,666        759       (122)       594        262
    Accrued income taxes........................................        867        460        103       (570)      (425)
                                                                  ---------  ---------  ---------  ---------  ---------
      Total adjustments.........................................      2,014        884      3,523      2,641        987
                                                                  ---------  ---------  ---------  ---------  ---------
    Net cash provided by operating activities...................      5,918      6,150      5,156      2,568      1,807
                                                                  ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Cash acquired in mergers......................................     --         --            503     --         --
  Acquisition of fixed assets...................................     (2,724)    (1,008)      (752)      (979)    (1,435)
  Acquisition of software technology............................     (2,450)      (300)       (73)    --         (2,450)
  Proceeds from sale of fixed assets............................     --             24     --         --         --
  Intangible assets acquired....................................       (165)    --         --           (949)      (165)
  Proceeds from matured investment securities...................    199,799    236,174     --         77,638     86,285
  Purchases of investment securities............................   (191,996)  (248,413)    (1,699)   (94,199)   (79,458)
                                                                  ---------  ---------  ---------  ---------  ---------
    Net cash provided (used) by investing activities............      2,464    (13,523)    (2,021)   (18,489)     2,777
Cash flows from financing activities:
  Payments on contract payable..................................     --         --           (142)    --         --
  Payments on capital leases....................................     --           (174)      (157)    --         --
  Repayment (issuance) of notes receivable, employee stock
    purchases, net..............................................         54         59        140        (54)         8
  Repurchase of common stock....................................       (251)      (254)      (373)    --         --
  Proceeds from issuance of common stock, net...................        369     23,641        187        340         67
                                                                  ---------  ---------  ---------  ---------  ---------
    Net cash provided (used) by financing activities............        172     23,272       (345)       286         75
  Effects of exchange rate on cash..............................        (39)       (39)        (9)       (78)         4
    Net increase in cash and cash equivalents...................      8,515     15,860      2,781    (15,713)     4,663
Cash and cash equivalents at beginning of period................     23,103      7,243      4,462     31,618     23,103
                                                                  ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period......................  $  31,618  $  23,103  $   7,243  $  15,905  $  27,766
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------
Supplemental disclosures of cash flow information:
  Income taxes paid.............................................  $   1,509  $   1,405  $     504  $     729  $   1,103
Non-cash investing and financing activities:
  Net assets acquired in mergers................................  $  --      $  --      $   4,949  $  --      $  --

          See accompanying notes to consolidated financial statements

                                  ORCAD, INC.

                         NOTES TO FINANCIAL STATEMENTS

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS

    OrCAD, Inc. ("OrCAD," or the "Company") develops, markets and supports software products that assist electronics designers in the management of component data and in the design of field-programmable gate arrays ("FPGAs"), including complex programmable logic devices ("CPLDs"), analog and mixed analog-digital circuits, and printed circuit boards ("PCBs"). OrCAD operates in a single business segment, comprising the electronic design automation industry and serves most segments of the electronics industry, including aerospace, telecom, industrial control, military, medical equipment, and consumer products.

    PRINCIPLES OF CONSOLIDATION

    The accompanying financial statements consolidate the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

    CASH AND CASH EQUIVALENTS

    For purposes of the accompanying consolidated statements of cash flows, OrCAD considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost and consist primarily of money market funds, commercial paper, municipal bonds and municipal auction preferred stock. The carrying amount of cash and cash equivalents approximates fair value.

    INVESTMENTS

    Investments, which consist of debt securities, commercial paper and U.S. Treasury Notes, are reported at fair value, and are classified as available-for-sale securities. The cost of securities sold is determined using the specific identification method when computing realized gains and losses. Fair value is determined using available market information.

    At December 31, 1997, the contractual maturities of available-for-sale investments ranged from thirty-six days to less than one and one-half years.

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVENTORY

    Inventory consists primarily of sales and packaging materials, diskettes, compact disks, hardware locks, and printed documentation. Inventory is carried at the lower of cost or market determined on a first-in, first-out basis.

    FIXED ASSETS

    Fixed asset acquisitions are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Amortization of leasehold improvements and assets under capital leases is calculated using the straight-line method over the shorter of the related lease term or economic life of the leased asset.

    CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject OrCAD to concentrations of credit risk consist principally of cash, cash equivalents, investments and accounts receivable. Management believes the credit risk associated with cash, cash equivalents and investments is minimal. OrCAD sells its products to customers who are primarily designers and manufacturers of electronic components. OrCAD's accounts receivable are derived primarily from customers located in North America, Europe and Japan. Management believes that the risk of credit loss is substantially reduced due to the diversity of its customers and their dispersion across many geographic areas and segments of the electronics industry.

    REVENUE RECOGNITION

    Revenue primarily includes revenue from software product shipments and revenue from extended support agreements. OrCAD recognizes revenue from software licenses after shipment of product and when no significant contractual obligations remain outstanding. When OrCAD receives payment prior to shipment or fulfillment of a significant obligation to the customer, such payments are recorded as deferred revenue and recognized as revenue upon shipment or fulfillment of such obligation. A portion of revenue from product sales is deferred and recognized ratably over the maintenance period, generally three months. Deferred revenue on extended support agreements that are sold separately from product sales is recognized ratably over the contract period, generally one year. Revenue from customer training, support and other services is recognized as the services are performed.


    OrCAD sells its products internationally, exclusive of Japan and the United Kingdom, through value-added resellers (VARs) and recognizes revenue from sales to VARs after shipment of product and when no significant contractual obligations remain outstanding.



    OrCAD provides a thirty-day right of return and a ninety-day warranty that its products are free from defects. Estimated sales returns and estimated warranty costs are recorded upon shipment of the product.


    On January 1, 1998, the Company adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition." The provisions of SOP 97-2 have been applied to transactions entered into beginning January 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The revenue allocated to software products is generally recognized upon the delivery of the products. The revenue

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) allocated to extended support agreements is recognized ratably over the term of the maintenance agreement and revenue allocated to service elements is recognized as the services are performed.

    SOFTWARE DEVELOPMENT COSTS

    Under Statement of Financial Accounting Standards No. 86 (SFAS 86), software development costs are to be capitalized beginning when a product's technological feasibility has been established and ending when a product is made available for general release to customers. To date, the establishment of technological feasibility of the Company's products has occurred shortly before general release, and accordingly no costs have been capitalized.

    NEED FOR NEW PRODUCT DEVELOPMENT

    A substantial portion of the Company's revenues each year are generated from the development and rapid release to market of computer software products newly introduced during the year. In the extremely competitive industry environment in which the Company operates, such product generation, development and marketing processes are uncertain and complex, requiring accurate prediction of market trends and demand as well as successful management of various development risks inherent in such products. Additionally, the Company's development strategy relies on certain key suppliers' ability to deliver completed products and component computer software products in time to meet critical development and distribution schedules. In light of these dependencies, it is reasonably possible that failure to successfully manage a significant product introduction or failure of certain key suppliers to deliver as needed could have a severe near-term impact on the Company's growth and results of operations.

    ADVERTISING COSTS

    The Company expenses the costs of advertising as incurred. Advertising costs aggregated $2,971, $2,696, and $2,075 for the years ended December 31, 1997, 1996, and 1995, respectively.

    PURCHASED SOFTWARE TECHNOLOGY

    OrCAD has acquired technologies in connection with certain business combinations, asset purchases, and licensing agreements.

    The cost of such purchased technology is amortized using the straight-line method over its estimated useful life, generally three to five years. Amortization expense for the years ended December 31, 1997, 1996 and 1995 was $203, $92 and $77 respectively.

    In 1995, the Company wrote-off purchased software with a cost of $1,037 when it determined that it would use an alternative software design in its products.

    FOREIGN CURRENCY

    The local currency of the Company's Japanese subsidiaries is the functional currency. Assets and liabilities of the Company's Japanese subsidiaries are translated into U.S. dollars using exchange rates in effect at the translation date, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) stockholders' equity. Gains or losses occurring on transactions, which have been insignificant, are included in the consolidated statements of operations as other income (expense).

    GOODWILL AND INTANGIBLE ASSETS

    The Company has recorded goodwill and intangible assets in connection with its business combinations and certain asset acquisitions. Goodwill and intangible assets are being amortized over their estimated useful lives, ranging from three to ten years. Goodwill and intangible asset amortization was $491, $452, and $79 for the years ended December 31, 1997, 1996 and 1995, respectively.

    INCOME TAXES

    Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

    NET INCOME PER SHARE

    On January 1, 1997 the Company adopted SFAS No. 128 "Earnings Per Share". Accordingly, "basic net income per share" and "diluted net income per share" for the year ended December 31, 1997 and for all prior periods presented were computed using the weighted average number of common shares outstanding during each year, with diluted net income per share including the effect of potentially dilutive common shares. The weighted average number of common shares outstanding for basic net income per share computations for the years ended December 31, 1997, 1996 and 1995 were 9,164,272 8,617,871 and 4,011,612, respectively. For diluted net income per share 280,997, 427,566 and 533,951 shares were added to the weighted average number of common shares outstanding for 1997, 1996, and 1995, respectively, representing potential dilution for stock options outstanding, calculated using the treasury stock method. Additionally, in 1995, diluted net income per share included 2,307,397 shares of Series A preferred stock which were automatically converted into the same number of shares of common stock at the completion of the Company's initial public offering in March 1996. Basic and diluted net income per share for the year ended December 31, 1995, and prior years have been restated to reflect the adoption of the Securities and Exchange Commission's Staff Accounting Bulletin No. 98.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term nature of these instruments. The fair value of investments is based on current market values. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument when available. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES

    Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    Certain reclassifications have been made in the accompanying consolidated financial statements for 1996 and 1995 to conform with the 1997 presentation.

NOTE 2. ACQUISITIONS


    In September 1998, OrCAD entered into an Agreement and Plan of Reorganization ("the Reorganization") with Summit Design, Inc. ("Summit"), a publicly held Delaware Corporation. Under the terms of the Reorganization, each share of issued and outstanding common stock of OrCAD will be converted into the right to receive 1.05 shares of common stock of Summit. In addition, each outstanding option to purchase shares of OrCAD Common Stock will be assumed by Summit. The Reorganization is expected to be accounted for as a pooling of interests (unaudited).


    In April 1998, OrCAD U.K. Ltd., a wholly-owned subsidiary of the Company formed in March 1998, purchased certain assets and assumed certain liabilities of ARS Microsystems ("ARS") for approximately $1 million. ARS was previously the Company's value added reseller in the United Kingdom. The cost of the acquisition is being allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed (unaudited).

    In October 1997, OrCAD entered into an Agreement and Plan of Merger (the "Merger Agreement") with MicroSim Corporation ("MicroSim"), a privately held California Corporation. On January 20, 1998 OCA Merger Corporation, a wholly-owned subsidiary of OrCAD, was merged with and into MicroSim and all of the issued and outstanding shares of MicroSim Common Stock and all of the outstanding options and other rights to acquire MicroSim Common Stock were converted into and exchanged for 2,427,632 shares of OrCAD Common Stock (the "Merger"). The Merger was accounted for as a pooling of interests and accordingly, the results of MicroSim have been included in the accompanying consolidated financial statements for all periods presented.


    Upon consummation of the merger with MicroSim in January 1998, OrCAD incurred $4,081 in merger and acquisition related charges. Following is a summary of the major elements of the merger and acquisition related charges:



Personnel severance..................................................................  $   1,561
Legal, accounting, investment banking, and investor relations costs..................      1,277
Cancellation and continuation of contractual obligations.............................        829
Asset impairment.....................................................................        114
Other................................................................................        300
                                                                                       ---------
Total................................................................................  $   4,081
                                                                                       ---------
                                                                                       ---------

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 2. ACQUISITIONS (CONTINUED)

    Personnel severance costs relate primarily to the termination of approximately 35 employees, most of which were employed by MicroSim in connection with a plan of eliminating and redirecting certain of MicroSim's general, administrative, sales, and marketing related functions to OrCAD's Beaverton, Oregon facilities. OrCAD also recognized certain costs for asset impairments and the cancellation and continuation of contractual obligations related primarily to MicroSim's facility lease as a result of eliminating and redirecting operating functions in Irvine, California.



    The cash outflows for each of the respective merger and acquisition related charges through the six months ended June 30, 1998 are as follows; personnel severance--$1,414; legal, accounting, investment banking and investor relations--$1,162; continuation and cancellation of contractual obligations--$57; asset impairment--$114; and other--$260. Payments related to the continuation and cancellation of contractual obligations are being made in accordance with the terms of the agreements that existed prior to the consummation of the merger with MicroSim. All other remaining amounts are expected to be disbursed by the end of 1998.


    The results of operations previously reported separately by OrCAD and MicroSim and the combined amounts presented in the accompanying financial statements are summarized below.

                                                                  YEARS ENDED DECEMBER 31,
                                                                 1997       1996       1995
                                                               ---------  ---------  ---------
REVENUE:
OrCAD........................................................  $  25,881  $  20,907  $  13,659
MicroSim.....................................................     18,114     16,127     14,658
                                                               ---------  ---------  ---------
Combined.....................................................  $  43,995  $  37,034  $  28,317
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

NET INCOME:
OrCAD........................................................  $   1,597  $   4,202  $     315
MicroSim.....................................................      2,312      1,071      1,323
Adjustments for intercompany eliminations(2).................         (5)        (7)        (5)
                                                               ---------  ---------  ---------
Combined.....................................................  $   3,904  $   5,266  $   1,633
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

OTHER CHANGES IN STOCKHOLDERS' EQUITY:
MicroSim repurchases of common stock under stock purchase
  agreements.................................................  $    (251) $    (254) $    (373)
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

------------------------

(1) The accounting policies of OrCAD and MicroSim were substantially the same and both entities reported results of operations on a calendar year basis. Therefore, there have been no adjustments required to conform the accounting policies of the combined company.

(2) Intercompany transactions, reflecting a license agreement between MicroSim and Massteck Ltd., a former wholly-owned subsidiary of OrCAD, during the years presented and the resulting interest income and interest expense, are eliminated under the line "Adjustments for intercompany eliminations".

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 2. ACQUISITIONS (CONTINUED)
    In June 1997, the Company acquired certain technology and development personnel from Q Point Technology for approximately $720. The cost of the acquisition was allocated on the basis of the fair value of the assets acquired. This allocation resulted in a charge for in-process research and development of $433, purchased technology capitalization of $248, and goodwill of $39 at the purchase date. The charge for in-process research and development resulted from allocating a portion of the purchase price to Q Point's in-process product development that had not reached technological feasibility. The Company is amortizing the goodwill and purchased technology over a period of three years and five years, respectively.


    In April 1997, the Company acquired certain technology and sales personnel from TEAM Corporation for approximately $1,900. The cost of the acquisition was allocated on the basis of the fair value of the assets acquired. This allocation resulted in a charge for in-process research and development of $1,800, and goodwill of $126 at the purchase date. The charge for in-process research and development resulted from allocating a portion of the acquisition cost to TEAM's in-process product development that had not reached technological feasibility. In addition, there are certain contingent amounts up to $1,550 payable over the next three years based on the continuation of employment with OrCAD of sales personnel from TEAM Corporation and their achievement of specific revenue milestones. These contingent amounts are being expensed as incurred.


    In December 1995, the Company issued 426,468 shares of common stock in exchange for all of the outstanding common stock of Intelligent Systems Japan ("ISJ"). The acquisition was accounted for as a purchase, and the financial results of ISJ have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. Intangible assets of $2,685 and $300 represent the estimated fair value of the customer list and goodwill acquired from ISJ.

    In June 1995, the Company issued 510,031 shares of common stock and reserved 50,717 common shares for issuance upon exercise of vested common stock options in exchange for all of the outstanding common and preferred stock and vested stock options of Massteck. The acquisition was accounted for as a purchase, and the financial results of Massteck have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. This allocation resulted in an in-process research and development charge of $971, because certain acquired technology had not reached technological feasibility. The excess of the aggregate purchase price over the fair value of net assets acquired of approximately $250 was recognized as goodwill and is being amortized on a straight-line basis over three years.

NOTE. 3 BALANCE SHEET COMPONENTS

    OTHER CURRENT ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997       1996
                                                              ---------  ---------
Deferred tax assets, net....................................  $     845  $     595
Prepaid expenses and other..................................      2,503      1,200
                                                              ---------  ---------
                                                              $   3,348  $   1,795
                                                              ---------  ---------
                                                              ---------  ---------

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE. 3 BALANCE SHEET COMPONENTS (CONTINUED)
    FIXED ASSETS

                                                                DECEMBER 31,
                                                            --------------------
                                                              1997       1996
                                                            ---------  ---------
Vehicles..................................................  $      43  $      48
Furniture and fixtures....................................      1,678        936
Computer equipment........................................      4,433      3,586
Leasehold improvements....................................        469         95
Software..................................................        802        688
                                                            ---------  ---------
                                                                7,425      5,353
                                                            ---------  ---------
                                                            ---------  ---------
Less accumulated depreciation and amortization............     (4,065)    (3,607)
                                                            ---------  ---------
                                                            $   3,360  $   1,746
                                                            ---------  ---------
                                                            ---------  ---------

    Depreciation and amortization expense was approximately $1,084, $945, and $900 for the years ended December 31, 1997, 1996, and 1995, respectively.

    ACCRUED LIABILITIES

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997       1996
                                                              ---------  ---------
Accrued director and officer insurance......................  $  --      $     227
Accrued sales expenses......................................        593        264
Other.......................................................      1,277        953
                                                              ---------  ---------
                                                              $   1,870  $   1,444
                                                              ---------  ---------
                                                              ---------  ---------

NOTE 4. NOTE PAYABLE AND LINE OF CREDIT

    On September 5, 1996, OrCAD entered into a Business Loan Agreement with a commercial bank for a $3,000 line of credit to be used for operating needs. The line of credit bears interest at the bank's prime rate plus .50%. The Agreement is secured by all assets of OrCAD. There were no outstanding borrowings under the agreement at December 31, 1997 or December 31, 1996.

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 5. TAXES

    In addition to OrCAD Japan, the Company incorporated its other Japanese subsidiary (MicroSim Japan) in 1996 which was acquired from MicroSim. MicroSim Japan was previously operated as a branch of the Company. Domestic and foreign pre-tax income (loss) is as follows:

                                                          YEAR ENDED DECEMBER 31
                                                      -------------------------------
                                                        1997       1996       1995
                                                      ---------  ---------  ---------
Domestic operations.................................  $   6,062  $   5,955  $   2,209
Foreign subsidiaries................................       (349)         9        (24)
Foreign branch......................................     --          1,001        138
                                                      ---------  ---------  ---------
Total...............................................  $   5,713  $   6,965  $   2,323
                                                      ---------  ---------  ---------
                                                      ---------  ---------  ---------

The provision for income taxes is as follows:

                                                           YEAR ENDED DECEMBER 31
                                                       -------------------------------
                                                         1997       1996       1995
                                                       ---------  ---------  ---------
Current:
Federal..............................................  $   2,035  $     590  $     604
State................................................        177        149        115
Foreign..............................................         31        992          5
                                                       ---------  ---------  ---------
                                                           2,243      1,731        724
                                                       ---------  ---------  ---------
Deferred:
Federal..............................................       (378)       (87)       (31)
State................................................        (63)        (9)        (2)
Foreign..............................................          7         64         (1)
                                                       ---------  ---------  ---------
                                                            (434)       (32)       (34)
                                                       ---------  ---------  ---------
Total................................................  $   1,809  $   1,699  $     690
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 5. TAXES (CONTINUED)
    The actual income tax expense for the years ended December 31, 1997, 1996 and 1995 differs from the expected tax expense computed by applying the U.S. federal corporate income tax rate of 34% to net income before income taxes as follows:

                                                                           YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                         1997       1996       1995
                                                                       ---------  ---------  ---------
Expected income tax expense..........................................  $   1,942  $   2,368  $     790
State income tax expense.............................................        241        316        136
Decrease in the valuation allowance for deferred tax assets..........       (239)      (675)      (321)
Benefit of research and experimentation tax credit...................       (470)      (199)      (108)
Goodwill amortization and in-process costs attributable to the
  Massteck acquisition...............................................        154        154        347
Differences between financial and tax reporting for common stock option
exercises............................................................         89       (646)       (71)
Foreign tax rate differential........................................          7        606     --
Foreign sales corporation benefit....................................       (163)      (128)       (32)
Other................................................................        248        (97)       (51)
                                                                       ---------  ---------  ---------
Actual expense.......................................................  $   1,809  $   1,699  $     690
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    The income tax effects of temporary differences and carryforwards which give rise to significant portions of deferred tax assets and liabilities are as follows:

                                                                                DECEMBER 31,
                                                                            --------------------
                                                                              1997       1996
                                                                            ---------  ---------
Deferred tax assets:
Accounts receivable and inventory, due to allowance for doubtful accounts
  and reserve for obsolescence............................................        282        317
Accrued expenses..........................................................        344        506
Purchased technology, due to differences in amortization..................     --             24
In-process research and development, due to amortization differences......        804     --
Research and experimentation credit carryforwards.........................        583        648
Sales return allowances...................................................         91         40
Net operating loss carryforwards..........................................         96        623
Other.....................................................................        367        261
                                                                            ---------  ---------
Total gross deferred tax assets...........................................      2,567      2,419
Less valuation allowance..................................................     (1,570)    (1,809)
                                                                            ---------  ---------
Net deferred tax assets...................................................        997        610
Deferred tax liabilities:
Other.....................................................................        171        220
                                                                            ---------  ---------
Total gross deferred tax liabilities......................................        171        220
                                                                            ---------  ---------
Net deferred tax assets...................................................  $     826  $     390
                                                                            ---------  ---------
                                                                            ---------  ---------

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 5. TAXES (CONTINUED)
    The valuation allowance for deferred tax assets as of January 1, 1995 was $2,805. The net change in the valuation allowance for the years ended December 31, 1997, 1996 and 1995 was a decrease of $239, $675, and $321, respectively. In addition, the portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits were applied directly to contributed capital was $435 and $223 at December 31, 1997 and 1996, respectively. These amounts were attributable to differences between financial and tax reporting for employee stock option exercises.

    At December 31, 1997, the Company had unused research and experimentation credits of $583, which expire in 2011 through 2012, and a foreign net operating loss carryforward of $239 which expires in 2001.

NOTE 6. COMMITMENTS

    OrCAD leases office space under various noncancelable operating lease agreements. Lease expense was $969, $885 and $845 for the years ended December 31, 1997, 1996 and 1995, respectively.

    Future minimum lease payments under noncancelable leases are as follows:

YEAR ENDED DECEMBER 31,                                                               OPERATING
-----------------------------------------------------------------------------------  -----------
1998...............................................................................   $   1,001
1999...............................................................................       1,004
2000...............................................................................         935
2001...............................................................................         682
2002...............................................................................         564
Thereafter.........................................................................       1,045
                                                                                     -----------
Total..............................................................................   $   5,231
                                                                                     -----------
                                                                                     -----------

    The Company has entered into several license agreements that provide for minimum and per copy royalty payments. Royalty expense for the years ended December 31, 1997, 1996, and 1995 was $1,660, $840, and $904, respectively.

NOTE 7. FOREIGN OPERATIONS AND GEOGRAPHIC INFORMATION

    OrCAD's subsidiaries in Japan accounted for $5,609, $4,610 and $361 of total revenue and had net losses of ($384), ($235) and ($27) for the years ended December 31, 1997, 1996 and 1995, respectively. Identifiable assets of this subsidiary were $1,572 and $1,550 at December 31, 1997 and 1996, respectively.

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 7. FOREIGN OPERATIONS AND GEOGRAPHIC INFORMATION (CONTINUED)
    Revenue by geographical area is provided below:

                                                       YEAR ENDED DECEMBER 31,
                                                   -------------------------------
                                                     1997       1996       1995
                                                   ---------  ---------  ---------
United States....................................  $  26,028  $  19,188  $  16,585
Canada...........................................      1,242      1,249        601
                                                   ---------  ---------  ---------
North America....................................     27,270     20,437     17,186
Europe...........................................      6,915      6,617      5,790
Japan............................................      7,473      7,928      3,534
Other international..............................      2,337      2,052      1,807
                                                   ---------  ---------  ---------
                                                   $  43,995  $  37,034  $  28,317
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------

NOTE 8. STOCKHOLDERS' EQUITY

    COMMON STOCK

    On March 1, 1996, OrCAD completed a public offering of 3,200,000 shares of common stock which generated net proceeds of approximately $19,400 after deducting applicable issuance costs and expenses. On April 4, 1996, OrCAD's underwriters' exercised their over-allotment option resulting in the issuance of an additional 382,299 shares of common stock which generated net proceeds of approximately $3,900 after deducting applicable issuance costs and expenses.

    PREFERRED STOCK

    In connection with the completion of OrCAD's initial public offering in March 1996, all of the outstanding Series A preferred stock was automatically converted into 2,307,397 shares of OrCAD's common stock.

    The Company is authorized to issue up to 2,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences of the shares constituting any series, without and further vote or action by the stockholders of the Company.

    RESERVED COMMON STOCK

    At December 31, 1997, OrCAD had 2,896,364 shares of common stock reserved for future issuance under all stock option plans.

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 9. STOCK OPTION PLANS

    1995 STOCK INCENTIVE PLAN

    Under the 1995 Stock Incentive Plan, OrCAD may sell shares of common stock and grant either incentive stock options or non-qualified stock options to certain employees and consultants at the discretion of the Board of Directors. OrCAD has reserved 2,000,000 shares of common stock which may be optioned and/or sold under the 1995 Incentive Plan. The 1995 Incentive Plan provides that (i) the exercise price of an incentive stock option must be no less than the fair market value of OrCAD's common stock at the date of grant, (ii) the exercise price of a non-qualified stock option must be no less than 85% of the fair market value, and (iii) the exercise price to an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value, all as determined by the Board of Directors. The Board of Directors has the authority to set expiration dates no longer than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions for each grant. Shares associated with unexercised options are generally canceled no more than 90 days after termination of employment and become available for grant under the 1995 Incentive Plan.

    1995 STOCK OPTION PLAN

    Under the 1995 Stock Option Plan, OrCAD may grant incentive stock options or nonqualified stock options up to a maximum of 51,699 shares of common stock to directors, officers, employees and consultants. Nonqualified stock options must be granted at not less than 85% of the fair market value, and incentive stock options must be granted at not less than the fair market value, at the date of grant. The exercise price to an optionee who possesses more than 10% of the total combined voting power of all classes of stock must be no less than 110% of the fair market value at the date of grant. The Board of Directors has authority to set expiration dates no longer than ten years from the date of grant (or five years for an optionee who meets the 10% criteria), payment terms and other provisions for each grant.

    1995 STOCK OPTION PLAN FOR NONEMPLOYEE DIRECTORS

    Under the 1995 Stock Option Plan for Nonemployee Directors, OrCAD may grant non-qualified stock options up to a maximum of 500,000 shares of common stock. The exercise price of options granted under the Plan may not be less than the fair market value of common stock on the date of grant. All options granted under the Plan will be non-qualified and expire ten years from the date of grant. Shares that are associated with options that are forfeited or terminated will again be available for grant.

    1991 NON-QUALIFIED STOCK OPTION PLAN

    Under the 1991 Non-Qualified Stock Option Plan, OrCAD may grant non-qualified stock options up to a maximum of 962,238 shares of common stock. Options may be granted at the Board of Directors' discretion at not less than 85% of the fair market value of the common stock at the date of such grant. Options shall expire on the date specified by the Board of Directors but this date shall in no event exceed ten years from the date of grant.

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 9. STOCK OPTION PLANS (CONTINUED)
    Stock option activity under the foregoing plans is summarized as follows:

                                                                    SHARES    WEIGHTED-AVERAGE
                                                                    UNDER         EXERCISE
                                                                    OPTION          PRICE
                                                                  ----------  -----------------
Outstanding at December 31, 1994................................     619,188      $     .35

Granted.........................................................     276,217           2.87
Exercised.......................................................    (199,202)           .35
Canceled........................................................     (14,646)           .35
                                                                  ----------
Outstanding at December 31, 1995................................     681,557           1.36
                                                                  ----------

Granted.........................................................     128,427          11.70
Exercised.......................................................    (194,828)           .42
Canceled........................................................      (9,927)          1.94
                                                                  ----------
Outstanding at December 31, 1996................................     605,229           3.86
                                                                  ----------

Granted.........................................................     525,756           8.74
Exercised.......................................................     (99,657)           .84
Canceled........................................................     (97,231)          9.66
                                                                  ----------
Outstanding at December 31, 1997................................     934,097      $    6.33
                                                                  ----------
                                                                  ----------

    The weighted-average fair value of options granted during 1997, 1996 and 1995 was $5.34, $6.78 and $1.08, respectively.

    At December 31, 1997 OrCAD had four stock-based compensation plans, which are described above and an employee stock purchase plan which is discussed in note 10. OrCAD applies APB No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants and purchase rights in 1997, 1996 and 1995, respectively: dividend yield of 0% for all years; expected volatility of 76%, 49% and 0%; risk-free interest rate ranging from 5.3% to 5.8% in 1997; 5.3% to 6.4% in 1996 and from 5.3% to 6.7% in 1995 for all plans; and expected lives of five years for all Plans except the 1995 Stock Option Plan and the 1996 Employee Stock Purchase Plan, which are estimated at 2 years and .5 years, respectively. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, OrCAD's net

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 9. STOCK OPTION PLANS (CONTINUED)
income and net income per share for the years ended December 31, 1997, 1996 and 1995, would have been reduced to the following pro forma amounts:

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
Net income:
As reported......................................................  $   3,904  $   5,266  $   1,633
Pro forma........................................................  $   3,411  $   4,836  $   1,606
Basic net income per share:
As reported......................................................  $    0.43  $    0.61  $    0.41
Pro Forma........................................................  $    0.37  $    0.56  $    0.40
Diluted net income per share
As reported......................................................  $    0.41  $    0.58  $    0.24
Pro forma........................................................  $    0.36  $    0.53  $    0.23

    The resulting pro forma compensation costs may not be representative of that expected in future years.

    The following table summarizes information about fixed stock options outstanding at December 31, 1997.

                  OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
--------------------------------------------------------  ----------------------------
               NUMBER                                       NUMBER
             OUTSTANDING                                  EXERCISABLE
                 AT       WEIGHTED-AVERAGE                    AT
 RANGE OF     DECEMBER      REMAINING    WEIGHTED-AVERAGE  DECEMBER    WEIGHTED-AVERAGE
 EXERCISE        31,       CONTRACTUAL      EXERCISE          31,         EXERCISE
   PRICE        1997          LIFE            PRICE          1997           PRICE
-----------  -----------  -------------  ---------------  -----------  ---------------
$       .35     204,692     5.7 years       $     .35        169,010      $     .35
        .88       1,077     7.7 years             .88            496            .88
       3.50     129,244     7.8 years            3.50         66,977           3.50
  7.25- 9.00    469,474     8.4 years            8.36         94,162           8.29
  9.13-12.00     99,910     8.8 years           10.21          6,013           9.95
 12.13-15.50     29,700     8.9 years            8.90         20,370          15.46
-----------  -----------  -------------        ------     -----------        ------
$  .35-15.50    934,097     7.8 years       $    6.33        357,028      $    4.06

NOTE 10. EMPLOYEE BENEFIT PLANS

    401(K) PLAN

    OrCAD has a 401(k) retirement savings plan covering substantially all employees, excluding employees of OrCAD Japan. Contributions to the plan were matched at the discretion of the Board of Directors. The matching contributions amounted to $199, $151 and $41 for 1997, 1996 and 1995, respectively.

    1996 EMPLOYEE STOCK PURCHASE PLAN

    Under the 1996 Employee Stock Purchase Plan, which became effective May 1, 1996, eligible employees of OrCAD are permitted to purchase common stock through payroll deductions at a price

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 10. EMPLOYEE BENEFIT PLANS (CONTINUED) equal to 85% of the fair market value of the common stock at the beginning of each offering period or the end of each offering period, whichever is lower. No employee is entitled to purchase shares of common stock having a value (determined on the first day of the offering period) of more than $25,000 in any calendar year. At December 31, 1997, 159,466 of the 200,000 shares of OrCAD common stock originally reserved for issuance under the plan remained available. There were 29,848 and 10,686 shares issued under the plan in 1997 and 1996, respectively.

NOTE 11. CONTINGENCIES

    From time to time, OrCAD becomes involved in ordinary, routine or regulatory legal proceedings incidental to the business of OrCAD. OrCAD is not presently a party to any litigation, the outcome of which would have a material adverse effect on OrCAD's business, financial condition, liquidity or results of operations.

    YEAR 2000

    The Company is aware of the potential inability of computer programs to adequately process date information after December 31, 1999 (the year 2000 issue). The Company has anticipated problems surrounding the year 2000 issue and modified its product offerings as necessary to make them year 2000 compliant. The year 2000 issue with regard to the Company's product offering is not expected to have any material adverse effect.

    In addition, the Company will be implementing a program to review the year 2000 compliance status of computer software programs licensed from third parties and used in its internal business processes to obtain appropriate assurances of year 2000 compliance from manufacturers of these products. The Company believes that it will be able to complete its year 2000 compliance review and make any necessary modifications prior to the end of 1999. The Company further believes that such a review and modification, if necessary, will not require the Company to incur any additional material expense. However, the compliance of systems acquired from third parties is dependent on factors outside the Company's control. If key systems, or a significant number of systems fail as a result of year 2000 problems, the Company could incur substantial expense and experience a disruption of business operations, which would potentially have a material adverse effect on the Company business.

    Furthermore, the purchasing patterns of customers and potential customers may be affected by year 2000 issues as companies may be required to devote significant resources to correct or patch their current software systems for year 2000 compliance. These expenditures may result in reduced funds available to purchase the Company's software products which could have a materially adverse effect on the Company's financial condition, liquidity and results of operations. There can be no assurance that there will not be any year 2000 related operating problems or material expenses that will occur with the Company's computer systems or in connection with the interface with the Company's major vendors or supplies.

NOTE 12. SUBSEQUENT EVENTS

    On September 20, 1998, the Company entered into a definitive agreement (Agreement) to merge with Summit Design, Inc. (Summit), a publicly-traded software company headquartered in Beaverton, Oregon, under which the Company will be acquired by Summit. Each share of OrCAD Common Stock, including

                                  ORCAD, INC.

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

NOTE 12. SUBSEQUENT EVENTS (CONTINUED)
shares reserved for issuance upon exercise of options to acquire shares of OrCAD Common Stock which will be assumed by Summit, will be exchanged for 1.05 shares of Summit Common Stock upon closing of the transaction. Summit will account for this acquisition as a pooling-of-interests.

    In February 1998, the Company entered into a noncancelable operating lease for a new facility. The Company intends to move into the new facility in the summer of 1999. Future minimum lease payments under such lease are as follows (in thousands):

Year Ending December 31,
  1998.............................................................  $  --
  1999.............................................................        768
  2000.............................................................      1,317
  2001.............................................................      1,317
  2002.............................................................      1,317
  Thereafter.......................................................      9,837
                                                                     ---------
  Total............................................................  $  14,556
                                                                     ---------
                                                                     ---------

                                                                     EXHIBIT 2.1

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                              SUMMIT DESIGN, INC.

                             HOOD ACQUISITION CORP.

                                      AND

                                  ORCAD, INC.

                         DATED AS OF SEPTEMBER 20, 1998

                               TABLE OF CONTENTS

                                                                                                                   PAGE
                                                                                                                   -----

ARTICLE I
                       THE MERGER.............................................................................           1
            1.1        The Merger.............................................................................           1
            1.2        Effective Time; Closing................................................................           1
            1.3        Effect of the Merger...................................................................           2
            1.4        Certificate of Incorporation; Bylaws...................................................           2
            1.5        Directors and Officers.................................................................           2
            1.6        Effect on Capital Stock................................................................           2
            1.7        Surrender of Certificates..............................................................           3
            1.8        No Further Ownership Rights in OrCAD Common Stock......................................           4
            1.9        Lost, Stolen or Destroyed Certificates.................................................           4
           1.10        Tax and Accounting Consequences........................................................           5
           1.11        Taking of Necessary Action; Further Action.............................................           5

ARTICLE II
                       REPRESENTATIONS AND WARRANTIES OF OrCAD................................................           5
            2.1        Organization of OrCAD..................................................................           5
            2.2        OrCAD Capital Structure................................................................           6
            2.3        Obligations With Respect to Capital Stock..............................................           6
            2.4        Authority..............................................................................           6
            2.5        SEC Filings; OrCAD Financial Statements................................................           7
            2.6        Absence of Certain Changes or Events...................................................           8
            2.7        Tax and Other Returns and Reports......................................................           8
            2.8        Title to Properties; Absence of Liens and Encumbrances.................................          10
            2.9        Intellectual Property..................................................................          10
           2.10        Compliance; Permits; Restrictions......................................................          12
           2.11        Litigation.............................................................................          12
           2.12        Brokers' and Finders' Fees.............................................................          13
           2.13        Employee Matters and Benefit Plans.....................................................          13
           2.14        OrCAD Employees; Labor Matters.........................................................          15
           2.15        Environmental Matters..................................................................          16
           2.16        Agreements, Contracts and Commitments..................................................          16
           2.17        Pooling of Interests...................................................................          17
           2.18        Change of Control Payments.............................................................          17
           2.19        Statements; Proxy Statement/Prospectus.................................................          18
           2.20        Board Approval.........................................................................          18
           2.21        Fairness Opinion.......................................................................          18
           2.22        Section 203 of the Delaware Law Not Applicable.........................................          18

ARTICLE III
                       REPRESENTATIONS AND WARRANTIES OF SUMMIT AND MERGER SUB................................          18
            3.1        Organization of Summit.................................................................          18
            3.2        Summit Capital Structure...............................................................          19
            3.3        Obligations With Respect to Capital Stock..............................................          20
            3.4        Authority..............................................................................          20
            3.5        SEC Filings; Summit Financial Statements...............................................          21
            3.6        Absence of Certain Changes or Events...................................................          22
            3.7        Tax and Other Returns and Reports......................................................          22

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                                   PAGE
                                                                                                                   -----
            3.8        Title to Properties; Absence of Liens and Encumbrances.................................          23
            3.9        Intellectual Property..................................................................          23
           3.10        Compliance; Permits; Restrictions......................................................          25
           3.11        Litigation.............................................................................          25
           3.12        Brokers' and Finders' Fees.............................................................          25
           3.13        Employee Matters and Benefit Plans.....................................................          26
           3.14        Summit Employees; Labor Matters........................................................          28
           3.15        Environmental Matters..................................................................          28
           3.16        Agreements, Contracts and Commitments..................................................          29
           3.17        Pooling of Interests...................................................................          30
           3.18        Change of Control Payments.............................................................          30
           3.19        Statements; Proxy Statement/Prospectus.................................................          30
           3.20        Board Approval.........................................................................          30
           3.21        Fairness Opinion.......................................................................          31
           3.22        Section 203 of the Delaware Law Not Applicable.........................................          31


ARTICLE IV
                       CONDUCT PRIOR TO THE EFFECTIVE TIME....................................................          31
            4.1        Conduct of Business....................................................................          31

ARTICLE V
                       ADDITIONAL AGREEMENTS..................................................................          33
            5.1        Registration...........................................................................          33
            5.2        Meeting of Stockholders................................................................          34
            5.3        Confidentiality; Access to Information.................................................          34
            5.4        No Solicitation By OrCAD...............................................................          35
            5.5        No Solicitation By Summit..............................................................          36
            5.6        Public Disclosure......................................................................          38
            5.7        Legal Requirements.....................................................................          38
            5.8        Third Party Consents...................................................................          38
            5.9        Notification of Certain Matters........................................................          38
           5.10        Best Efforts and Further Assurances....................................................          38
           5.11        Stock Options..........................................................................          39
           5.12        Form S-8...............................................................................          39
           5.13        Nasdaq Listing.........................................................................          39
           5.14        OrCAD Affiliate Agreement..............................................................          40
           5.15        Summit Affiliate Agreement.............................................................          40
           5.16        Comfort Letter.........................................................................          40
           5.17        Pooling................................................................................          40
           5.18        Continue Nasdaq Quotation..............................................................          40
           5.19        OrCAD 401(k) Plan......................................................................          40

ARTICLE VI
                       CONDITIONS TO THE MERGER...............................................................          40
            6.1        Conditions to Obligations of Each Party to Effect the Merger...........................          40
            6.2        Additional Conditions to Obligations of OrCAD..........................................          41
            6.3        Additional Conditions to the Obligations of Summit and Merger Sub......................          42

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                                   PAGE
                                                                                                                   -----
ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER......................................................          43
            7.1        Termination............................................................................          43
            7.2        Notice of Termination; Effect of Termination...........................................          44
            7.3        Fees and Expenses......................................................................          45
            7.4        Amendment..............................................................................          46
            7.5        Extension; Waiver......................................................................          46


ARTICLE VIII
                       GENERAL PROVISIONS.....................................................................          47
            8.1        Non-Survival of Representations and Warranties.........................................          47
            8.2        Notices................................................................................          47
            8.3        Interpretation; Knowledge..............................................................          48
            8.4        Counterparts...........................................................................          48
            8.5        Entire Agreement; Third Party Beneficiaries............................................          48
            8.6        Severability...........................................................................          48
            8.7        Other Remedies; Specific Performance...................................................          48
            8.8        Governing Law..........................................................................          48
            8.9        Rules of Construction..................................................................          49
           8.10        Assignment.............................................................................          49
           8.11        Waiver of Jury Trial...................................................................          49

                               INDEX OF EXHIBITS

Exhibit A  Form of OrCAD Voting Agreement
Exhibit B  Form of Summit Voting Agreement
Exhibit C  Form of OrCAD Affiliate Agreement
Exhibit D  Form of Summit Affiliate Agreement
Exhibit E  Board Composition

                      AGREEMENT AND PLAN OF REORGANIZATION

    This AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of September 20, 1998, by and among Summit Design, Inc., a Delaware corporation ("SUMMIT"), Hood Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Summit ("MERGER SUB"), and OrCAD, Inc. a Delaware corporation ("ORCAD").

                                    RECITALS

    A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law ("DELAWARE LAW"), Summit and OrCAD intend to enter into a business combination transaction.

    B. The Board of Directors of OrCAD (the "ORCAD BOARD") (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of OrCAD and in the best interests of OrCAD and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of OrCAD adopt and approve this Agreement and approve the Merger.

    C. The Board of Directors of Summit (the "SUMMIT BOARD") (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Summit and in the best interests of Summit and its stockholders,
(ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Summit approve the issuance of shares of Summit Common Stock (as defined in Section 1.6(a)) to the stockholders of OrCAD pursuant to the terms of the Merger.

    D. Concurrently with the execution of this Agreement, and as a condition and inducement to OrCAD's and Summit's willingness to enter into this Agreement, certain affiliates of OrCAD and Summit are entering into Voting Agreements in substantially the form attached hereto as EXHIBIT A and EXHIBIT B, respectively.

    E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

    F. The parties intend for the Merger to qualify for accounting treatment as a pooling of interests.

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into OrCAD (the "MERGER"), the separate corporate existence of Merger Sub shall cease and OrCAD shall continue as the surviving corporation. OrCAD as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION."

    1.2 EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "CERTIFICATE OF MERGER") (the time of such filing (or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger) being the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "AGREEMENT" as used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "CLOSING") shall take place at the offices of Ater Wynne LLP, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE").

    1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of OrCAD and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of OrCAD and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    1.4  CERTIFICATE OF INCORPORATION; BYLAWS.

        (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; PROVIDED, HOWEVER, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be OrCAD, Inc.

        (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Bylaws.

    1.5 DIRECTORS AND OFFICERS. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

    1.6 EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, OrCAD or the holders of any of the following securities:

        (a) CONVERSION OF ORCAD COMMON STOCK. Each share of Common Stock, $0.01 par value per share, of OrCAD (the "ORCAD COMMON STOCK") issued and outstanding immediately prior to the Effective Time, (other than any shares of OrCAD Common Stock to be canceled pursuant to Section 1.6(b)) will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive 1.05 (the "EXCHANGE RATIO") share of Common Stock, par value $0.01 per share, of Summit (the "SUMMIT COMMON STOCK") upon surrender of the certificate representing such share of OrCAD Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9).

        (b) CANCELLATION OF ORCAD-OWNED STOCK. Each share of OrCAD Common Stock held by OrCAD or owned by Merger Sub, Summit or any direct or indirect wholly-owned subsidiary of OrCAD or of Summit immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

        (c)  STOCK OPTIONS; EMPLOYEE STOCK PURCHASE PLAN.  At the Effective
    Time: (x) all options to purchase OrCAD Common Stock then outstanding under OrCAD's 1991 Non-Qualified Stock Option Plan (the "1991 PLAN"), OrCAD's 1995 Stock Incentive Plan (the "1995 INCENTIVE PLAN"), OrCAD's 1995 Stock Option Plan (the "1995 PLAN") and OrCAD's 1995 Stock Option Plan for Non-Employee Directors (the "DIRECTORS' PLAN" and collectively, the "ORCAD STOCK OPTION PLANS") shall be assumed by Summit in accordance with Section 5.11 hereof; and (y) rights outstanding under OrCAD's 1996 Employee Stock Purchase Plan (the "ORCAD ESPP") shall be treated as set forth in Section 5.11.

        (d) CAPITAL STOCK OF MERGER SUB. Each share of Common Stock, $0.01 par value per share, of Merger Sub (the "MERGER SUB COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

        (e) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Summit Common Stock or OrCAD Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Summit Common Stock or OrCAD Common Stock occurring on or after the date hereof and prior to the Effective Time.

        (f) FRACTIONAL SHARES. No fractional shares of Summit Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of OrCAD Common Stock who would otherwise be entitled to a fraction of a share of Summit Common Stock (after aggregating all fractional shares of Summit Common Stock that otherwise would be received by such holder) shall receive from Summit an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, MULTIPLIED BY (ii) the average closing price of one share of Summit Common Stock for the ten (10) most recent days that Summit Common Stock has traded ending on and including the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

        1.7  SURRENDER OF CERTIFICATES.

        (a) EXCHANGE AGENT. Summit shall select an institution reasonably acceptable to OrCAD to act as the exchange agent (the "EXCHANGE AGENT") in the Merger.

        (b) SUMMIT TO PROVIDE COMMON STOCK. Promptly after the Effective Time, Summit shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Summit Common Stock issuable pursuant to
    Section 1.6 in exchange for outstanding shares of OrCAD Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions to which holders of shares of OrCAD Common Stock may be entitled pursuant to Section 1.7(d).

        (c) EXCHANGE PROCEDURES. Promptly after the Effective Time, Summit shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "CERTIFICATES"), which immediately prior to the Effective Time represented outstanding shares of OrCAD Common Stock whose shares were converted into the right to receive shares of Summit Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Summit may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Summit Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Summit, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Summit Common Stock into which their shares of OrCAD Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so

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    surrendered, outstanding Certificates will be deemed from and after the
    Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence the ownership of the number of full shares of Summit Common Stock into which such shares of OrCAD Common Stock may be so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

        (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the date of this Agreement with respect to Summit Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Summit Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Summit Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Summit Common Stock.

        (e) TRANSFERS OF OWNERSHIP. If certificates for shares of Summit Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Summit or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates for shares of Summit Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Summit or any agent designated by it that such tax has been paid or is not payable.

        (f)  NO LIABILITY.  Notwithstanding anything to the contrary in this
    Section 1.7, neither the Exchange Agent, Summit, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Summit Common Stock or OrCAD Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    1.8 NO FURTHER OWNERSHIP RIGHTS IN ORCAD COMMON STOCK. All shares of Summit Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of OrCAD Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of OrCAD Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

    1.9 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Summit Common Stock into which the shares of OrCAD Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); PROVIDED, HOWEVER, that Summit may, in its discretion and as a condition precedent to the issuance of such certificates representing Summit Common Stock, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Summit, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

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
    1.10  TAX AND ACCOUNTING CONSEQUENCES.

        (a) The parties hereto intend that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

        (b) The parties hereto intend that the Merger shall qualify for accounting treatment as a pooling of interests.

    1.11 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of OrCAD and Merger Sub, the officers and directors of OrCAD and Merger Sub will take all such lawful and necessary action. Summit shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated thereby.

                                   ARTICLE II
                    REPRESENTATIONS AND WARRANTIES OF ORCAD

    OrCAD represents and warrants to Summit and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure schedule and referencing a specific representation supplied by OrCAD to Summit dated as of the date hereof and certified by a duly authorized officer of OrCAD (the "ORCAD SCHEDULES"), as follows:

    2.1  ORGANIZATION OF ORCAD.

        (a) OrCAD and each of its subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as defined in Section 2.1(d)) on OrCAD.

        (b) OrCAD has delivered to Summit a true and complete list of all of OrCAD's subsidiaries as of the date of this Agreement, indicating the jurisdiction of incorporation of each subsidiary and OrCAD's equity interest therein.

        (c) OrCAD has delivered or made available to Summit a true and correct copy of the Certificate of Incorporation and Bylaws of OrCAD and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither OrCAD nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or similar governing instruments.

        (d) When used in connection with OrCAD, the term "MATERIAL ADVERSE EFFECT" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of OrCAD and its subsidiaries taken as a whole (except for those changes, events and effects that are directly caused by (i) conditions affecting the United States economy as a whole which do not affect OrCAD in a disproportionate manner,
    (ii) conditions affecting the industry in which OrCAD competes as a whole which do not affect OrCAD in a disproportionate manner, or (iii) delays in customer orders resulting from announcement and pendency of the Merger).

    2.2 ORCAD CAPITAL STRUCTURE. The authorized capital stock of OrCAD consists of 16,000,000 shares of Common Stock, $0.01 par value per share, of which there were 9,343,073 shares issued and outstanding as of the date hereof and 2,000,000 of Preferred Stock, $0.01 par value per share, of which no shares are issued or outstanding. All outstanding shares of OrCAD Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of OrCAD or any agreement or document to which OrCAD is a party or by which it is bound. As of the date hereof, OrCAD had reserved an aggregate of 1,556,014 shares of OrCAD Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the OrCAD Stock Option Plans. As of the date hereof, there were options outstanding to purchase an aggregate of 1,259,852 shares of OrCAD Common Stock, issued to employees, consultants and non-employee directors pursuant to the OrCAD Stock Option Plans. All shares of OrCAD Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The OrCAD Schedules list for each person who held options to acquire shares of OrCAD Common Stock as of the date hereof, the name of the holder of such option, the exercise price of such option, the number of shares as to which such option had vested at such date, the vesting schedule for such option and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration, if any.

    2.3  OBLIGATIONS WITH RESPECT TO CAPITAL STOCK.  Except as set forth in
Section 2.2 or the OrCAD Schedules, there are no equity securities, partnership interests or similar ownership interests of any class of OrCAD, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities OrCAD owns, directly or indirectly through one or more subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of OrCAD, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2 or the OrCAD Schedules, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which OrCAD or any of its subsidiaries is a party or by which it is bound obligating OrCAD or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of OrCAD or any of its subsidiaries or obligating OrCAD or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there are no voting trusts, proxies or other agreements or understandings to which OrCAD is a party or by which it is bound with respect to any equity security of any class of OrCAD or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. With respect to the transactions contemplated by this Agreement, stockholders of OrCAD are not entitled to appraisal rights under applicable state law.

    2.4  AUTHORITY.

        (a) OrCAD has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of OrCAD, subject only to the approval and adoption of this Agreement and the approval of the Merger by OrCAD's stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of at least sixty-seven percent (67%) of the outstanding shares of the OrCAD Common Stock is required for OrCAD's stockholders to approve and adopt this Agreement and approve the Merger. This Agreement has been duly executed and

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    delivered by OrCAD and, assuming the due authorization, execution and delivery by Summit and, if applicable, Merger Sub, constitutes the valid and binding obligation of OrCAD, enforceable against OrCAD in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement does not, and the performance of this Agreement will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of OrCAD or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by OrCAD's stockholders as contemplated in Section
    5.2 and compliance with the requirements set forth in Section 2.4(b), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to OrCAD or any of its subsidiaries or by which OrCAD or any of its subsidiaries or any of their respective properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair OrCAD's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any of the material properties or assets of OrCAD or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which OrCAD or any of its subsidiaries is a party or by which OrCAD or any of its subsidiaries or its or any of their respective properties are bound or affected. The OrCAD Schedules list all consents, waivers and approvals under any of OrCAD's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits or any material liability to OrCAD, OrCAD' subsidiaries, Summit or the Surviving Corporation as a result of the Merger.

        (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("GOVERNMENTAL ENTITY"), is required to be obtained or made by OrCAD in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement (as defined in Section 2.19) with the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to OrCAD or Summit or have a material adverse effect on the ability of the parties to consummate the Merger.

    2.5  SEC FILINGS; ORCAD FINANCIAL STATEMENTS.

        (a) OrCAD has filed all forms, reports and documents required to be filed by OrCAD with the SEC since March 1, 1996 and has made available to Summit such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that OrCAD may file subsequent to the date hereof) are referred to herein as the "ORCAD SEC REPORTS." As of their respective dates, the OrCAD SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such OrCAD SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of OrCAD's subsidiaries is required to file any forms, reports or other documents with the SEC.

        (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the OrCAD SEC Reports (the "ORCAD FINANCIALS"), including any OrCAD SEC Reports filed after the date hereof until the Closing, (x) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto,
    (y) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-QSB or Form 10-Q, as applicable, under the Exchange Act) and (z) fairly presented the consolidated financial position of OrCAD and its subsidiaries as at the respective dates thereof and the consolidated results of OrCAD's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of OrCAD contained in OrCAD SEC Reports as of December 31, 1997 is hereinafter referred to as the "ORCAD BALANCE SHEET." Except as disclosed in the OrCAD Financials or in the consolidated unaudited balance sheet of OrCAD as of June 30, 1998 previously delivered to Summit, since the date of the OrCAD Balance Sheet neither OrCAD nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of OrCAD and its subsidiaries taken as a whole, except for (i) liabilities identified in the OrCAD Balance Sheet, or
    (ii) liabilities incurred since the date of the OrCAD Balance Sheet in the ordinary course of business consistent with past practices.

        (c) OrCAD has heretofore furnished to Summit a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by OrCAD with the SEC pursuant to the Securities Act or the Exchange Act.

    2.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the OrCAD Balance Sheet and through the date of this Agreement there has not been: (i) any Material Adverse Effect on OrCAD, (ii) any material change by OrCAD in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (iii) any material revaluation by OrCAD of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

    2.7  TAX AND OTHER RETURNS AND REPORTS.

        (a) DEFINITION OF TAXES. For the purposes of this Agreement, "TAX" or, collectively, "TAXES", means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

        (b) TAX RETURNS AND AUDITS. Except as set forth in Section 2.7 of the OrCAD Schedules:

            (i) OrCAD and each of its subsidiaries have prepared and filed all required federal, state, local and foreign returns, estimates, information statements and reports ("RETURNS") relating to any and all Taxes concerning or attributable to OrCAD and each of its subsidiaries or their operations and such Returns are true and correct in all material respects and have been completed in accordance with applicable law.

            (ii) OrCAD and each of its subsidiaries (A) have paid or accrued all Taxes it is required to pay or accrue and (B) have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

           (iii) Neither OrCAD nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against OrCAD or any of its subsidiaries, nor has OrCAD or any of its subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

            (iv) No audit or other examination of any Return of OrCAD or any of its subsidiaries is presently in progress, nor has OrCAD or any of its subsidiaries been notified of any request for such an audit or other examination.

            (v) Neither OrCAD nor any of its subsidiaries has any material liability for unpaid federal, state, local or foreign Taxes which has not been accrued or reserved against in accordance with GAAP on the OrCAD Balance Sheet or accrued in accordance with GAAP in the ordinary course of business since the date of the OrCAD Balance Sheet, whether asserted or unasserted, contingent or otherwise, and neither OrCAD nor any of its subsidiaries has knowledge of any basis for the assertion of any such liability attributable to the assets or operations of OrCAD or any of its subsidiaries.

            (vi) OrCAD has provided to Summit copies of all federal and state income and all state sales and use Tax Returns for all periods since the date of OrCAD's incorporation, except those as to which applicable statues of limitations have expired and no tolling of the statute of limitations has been executed.

           (vii) There are no liens, pledges, charges, claims, security interests or other encumbrances of any sort ("LIENS") on the assets of OrCAD or any of its subsidiaries relating to or attributable to Taxes.

          (viii) Neither OrCAD nor any of its subsidiaries has knowledge of any basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien on the assets of OrCAD or any of its subsidiaries.

            (ix) None of OrCAD's or any of its subsidiaries' assets are treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code.

            (x) There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of OrCAD or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or 162 of the Code.

            (xi) Neither OrCAD nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by OrCAD or any of its subsidiaries.

           (xii) Neither OrCAD nor any of its subsidiaries is a party to a tax sharing or allocation agreement nor does OrCAD nor any of its subsidiaries owe any amount under any such agreement.

          (xiii) Neither OrCAD nor any of its subsidiaries has been at any time, a "United States real property holding corporation" within the meaning of
       Section 897(c)(2) of the Code.

    2.8  TITLE TO PROPERTIES; ABSENCE OF LIENS AND ENCUMBRANCES.

        (a) The OrCAD Schedules list the real property owned by OrCAD as of the date of this Agreement. The OrCAD Schedules list all real property leases to which OrCAD is a party as of the date of this Agreement and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a material claim.

        (b) OrCAD has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the OrCAD Financials and except for liens for taxes not yet due and payable and such Liens or other imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

    2.9 INTELLECTUAL PROPERTY. For the purposes of this Agreement, the following terms have the following definitions:

       "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights therein: (i) all United States, international and foreign patents and applications (including provisional applications); (ii) all inventions (whether patentable or not), invention disclosures, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing and all improvements thereto; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world that have not been withdrawn; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; and (vii) any similar or equivalent rights to any of the foregoing anywhere in the world.

       "ORCAD INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, OrCAD or any of its subsidiaries.

       "REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (i) patents and patent applications (including provisional applications) that have not been withdrawn; (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks that have not been withdrawn; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

        (a) Section 2.9 of the OrCAD Schedules lists all of the Registered Intellectual Property owned by, or filed in the name of, OrCAD or any of its subsidiaries (the "ORCAD REGISTERED INTELLECTUAL PROPERTY") and all patent, copyright, trademark or industrial design registrations or applications that have been withdrawn since January 1, 1997.

        (b) Section 2.9 of the OrCAD Schedules lists all proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office ("PTO") or equivalent authority anywhere in the world) related to any OrCAD Intellectual Property.

        (c) OrCAD (or its subsidiaries, as applicable) has complied in all material respects with all applicable disclosure requirements, and has not committed any fraudulent act, in the application for and maintenance of any patent, trademark or copyright of OrCAD.

        (d) Other than restrictions imposed by laws of general applicability or limitations on use inherent in the content of the registrations themselves, no OrCAD Intellectual Property or product or service of OrCAD or its subsidiaries is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation restricting in any manner the use, transfer, or licensing thereof by OrCAD or its subsidiaries, or which may affect the validity, use or enforceability of such OrCAD Intellectual Property.

        (e) Each item of OrCAD Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

        (f) Except as set forth in Section 2.9 of the OrCAD Schedules, to OrCAD's knowledge: (i) OrCAD or an OrCAD subsidiary owns and has good and exclusive title to, or has license to, each item of OrCAD Intellectual Property, including all OrCAD Registered Intellectual Property listed in
    Section 2.9 of the OrCAD Schedules, free and clear of any Lien (excluding licenses and related restrictions); and (ii) OrCAD or an OrCAD subsidiary is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of OrCAD or its subsidiaries, including the sale of any products or the provision of any services by OrCAD or its subsidiaries, but excluding trademarks and trade names commonly identified by OrCAD or its subsidiaries as the property of a third party (e.g. "Microsoft NT").

        (g) OrCAD owns exclusively, and has good title to, all copyrighted works that are OrCAD products (other than third-party software code to which OrCAD holds valid and enforceable distribution licenses) or which OrCAD otherwise expressly purports to own.

        (h) To OrCAD's knowledge, OrCAD or its subsidiaries owns or has the right to all Intellectual Property necessary to the conduct of its business as it currently is conducted, including, without limitation, the design, development, manufacture and sale of all products currently manufactured or sold by OrCAD or its subsidiaries or under development by OrCAD or its subsidiaries and the performance of all services provided by OrCAD or its subsidiaries.

        (i) To the extent that any work, invention or material has been developed or created by a third party for OrCAD, OrCAD has a written agreement with such third party with respect thereto and OrCAD thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the extent it is legally possible to do so.

        (j) Except as set forth in Section 2.9 of the OrCAD Schedules or in the ordinary course of business, (i) OrCAD has not transferred ownership of, or granted any rights to use any of the OrCAD Intellectual Property; and (ii) OrCAD has not granted to any person, nor authorized any person to retain, any rights in the OrCAD Intellectual Property.

        (k) Section 2.9 of the OrCAD Schedules lists all material contracts, licenses and agreements to which OrCAD is a party (i) with respect to OrCAD Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to OrCAD.

        (l) Following the Closing Date, the Surviving Corporation will be permitted to exercise all of OrCAD's rights under the contracts, licenses and agreements required to be listed in Section 2.9 of the OrCAD Schedules to the same extent OrCAD would have been able had the consummation of the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which OrCAD would otherwise be required to pay.

        (m) Section 2.9 of the OrCAD Schedules lists or specifically refers to all contracts, licenses and agreements between OrCAD and any third party wherein or whereby OrCAD has agreed to, or assumed, any obligation or duty to warrant, indemnify, hold harmless or otherwise assume or incur any obligation or liability with respect to the infringement or misappropriation by OrCAD or such third party of the Intellectual Property of any third party, except such contracts entered into in the ordinary course of OrCAD's business.

        (n) OrCAD has not received written notice from any third party that the operation of the business of OrCAD or any act, product or service of OrCAD, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

        (o) Except as set forth in Section 2.9 of the OrCAD Schedules, to the knowledge of OrCAD, no person has or is infringing or misappropriating any OrCAD Intellectual Property.

        (p) Except as set forth in Section 2.9 of the OrCAD Schedules, there have been, and are, no claims asserted against OrCAD or, to its knowledge, against any customer of OrCAD, related to any product or service of OrCAD.

        (q) OrCAD has and enforces a policy requiring each employee and contractor to execute a proprietary information / confidentiality agreement substantially in OrCAD's standard form and all current and former employees and contractors of OrCAD have executed such an agreement, except where the failure to do so is not reasonably expected to be material to OrCAD.

    2.10  COMPLIANCE; PERMITS; RESTRICTIONS.

        (a) Neither OrCAD nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to OrCAD or any of its subsidiaries or by which OrCAD or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which OrCAD or any of its subsidiaries is a party or by which OrCAD or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause OrCAD to lose benefits aggregating to $1 million or more, or cause OrCAD to incur liabilities aggregating to $1 million or more. No investigation or review by any Governmental Entity is pending or, to OrCAD's knowledge, has since January 1, 1997 been threatened against OrCAD or any of its subsidiaries, nor, to OrCAD's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of OrCAD or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon OrCAD or any of its subsidiaries which has the effect of prohibiting or materially impairing any business practice of OrCAD or any of its subsidiaries, any acquisition of material property by OrCAD or any of its subsidiaries or the conduct of business by OrCAD as currently conducted.

        (b) OrCAD and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities that are material to and required for the operation of the business of OrCAD as currently conducted (collectively, the "ORCAD PERMITS"). OrCAD and its subsidiaries are in compliance in all material respects with the terms of the OrCAD Permits.

    2.11 LITIGATION. There is no action, suit, proceeding, claim, arbitration or investigation pending, and to OrCAD's knowledge, no person has threatened to commence any action, suit, proceeding, claim, arbitration or investigation against OrCAD or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect on OrCAD. No Governmental Entity has at any time since January 1, 1997 challenged or questioned the legal right of OrCAD to manufacture, offer or sell any of its products in the present manner or style thereof.

    2.12 BROKERS' AND FINDERS' FEES. Except for fees payable to Alliant Partners pursuant to an engagement letter dated August 13, 1998, a copy of which has been provided to Summit, OrCAD has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

    2.13  EMPLOYEE MATTERS AND BENEFIT PLANS.

        (a) DEFINITIONS. With the exception of the definition of "Affiliate" set forth in Section 2.13(a)(i) below (such definition shall only apply to this Section 2.13), for purposes of this Agreement, the following terms shall have the meanings set forth below:

            (i) "AFFILIATE," as used in this Section 2.13, shall mean any other person or entity under common control with OrCAD within the meaning of
       Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

            (ii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

           (iii) "ORCAD EMPLOYEE PLAN" shall refer to any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including without limitation, each "employee benefit plan", within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by OrCAD or any Affiliate for the benefit of any "OrCAD Employee" (as defined below), and pursuant to which OrCAD or any Affiliate has or may have any material liability contingent or otherwise;

            (iv) "ORCAD EMPLOYEE" shall mean any current, former, or retired employee, officer, or director of OrCAD or any Affiliate;

            (v) "ORCAD EMPLOYEE AGREEMENT" shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between OrCAD or any Affiliate and any OrCAD Employee or consultant;

            (vi) "IRS" shall mean the Internal Revenue Service;

           (vii) "MULTIEMPLOYER PLAN" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan", as defined in Section 3(37) of ERISA; and

          (viii) "ORCAD PENSION PLAN" shall refer to each OrCAD Employee Plan which is an "employee pension benefit plan", within the meaning of
       Section 3(2) of ERISA.

        (b) SCHEDULE. Section 2.13(b) of the OrCAD Schedules contains an accurate and complete list of each OrCAD Employee Plan and each OrCAD Employee Agreement, together with a schedule of all liabilities, whether or not accrued, under each such OrCAD Employee Plan or OrCAD Employee Agreement. OrCAD does not have any plan or commitment to establish any new OrCAD Employee Plan or OrCAD Employee Agreement, to modify any OrCAD Employee Plan or OrCAD Employee Agreement (except to the extent required by law or to conform any such OrCAD Employee Plan or OrCAD Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Summit in writing, or as required by this Agreement), or to enter into any OrCAD Employee Plan or OrCAD Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

        (c) DOCUMENTS. OrCAD has provided to Summit (i) correct and complete copies of all documents embodying or relating to each OrCAD Employee Plan and each OrCAD Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each OrCAD Employee Plan; (iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each OrCAD Employee Plan or related trust; (iv) if OrCAD Employee Plan is funded, the most recent annual and periodic accounting of OrCAD Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each OrCAD Employee Plan; (vi) all IRS determination letters and rulings relating to OrCAD Employee Plans and copies of all applications and correspondence to or from the IRS or the Department of Labor ("DOL") with respect to any OrCAD Employee Plan; (vii) all communications material to any OrCAD Employee or OrCAD Employees relating to any OrCAD Employee Plan and any proposed OrCAD Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to OrCAD; and (viii) all registration statements and prospectuses prepared in connection with each OrCAD Employee Plan.

        (d) ORCAD EMPLOYEE PLAN COMPLIANCE. Except as set forth in Section 2.13(d) of the OrCAD Schedules, (i) OrCAD has performed in all material respects all obligations required to be performed by it under each OrCAD Employee Plan and each OrCAD Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) to OrCAD's knowledge no "prohibited transaction", within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any OrCAD Employee Plan; (iii) there are no actions, suits or claims pending, or, to the knowledge of OrCAD, threatened or anticipated (other than routine claims for benefits) against any OrCAD Employee Plan or against the assets of any OrCAD Employee Plan; and (iv) each OrCAD Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to OrCAD, the Surviving Corporation, Summit or any Affiliates (other than ordinary administration expenses typically incurred in a termination event); (v) there are no inquiries or proceedings pending or, to the knowledge of OrCAD or any Affiliates, threatened by the IRS or DOL with respect to any OrCAD Employee Plan; and
    (vi) to OrCAD's knowledge, neither OrCAD nor any Affiliate is subject to any penalty or tax with respect to any OrCAD Employee Plan under Section 402(i) of ERISA or Section 4975 through 4980 of the Code.

        (e) ORCAD PENSION PLANS. OrCAD does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any OrCAD Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

        (f) MULTIEMPLOYER PLANS. At no time has OrCAD contributed to or been requested to contribute to any Multiemployer Plan.

        (g) NO POST-EMPLOYMENT OBLIGATIONS. Except as set forth in Schedule 2.13(g), no OrCAD Employee Plan provides, or has any liability to provide, life insurance, medical or other employee benefits to any OrCAD Employee upon his or her retirement or termination of employment for any reason, except as may be required by statute, and OrCAD has never represented, promised or contracted (whether in oral or written form) to any OrCAD Employee (either individually or to OrCAD Employees as a group) that such OrCAD Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

        (h)  EFFECT OF TRANSACTION.

            (i) Except as provided in Section 1.6 of this Agreement or as set forth on Schedule 2.13(h)(i), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any OrCAD Employee Plan, OrCAD Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any OrCAD Employee.

            (ii) Except as set forth on Schedule 2.13(h)(ii), no payment or benefit which will or may be made by OrCAD or Summit or any of their respective affiliates with respect to any OrCAD Employee will be characterized as an "excess parachute payment", within the meaning of
       Section 280G(b)(1) of the Code.

        (i) EMPLOYMENT MATTERS. OrCAD and each of its subsidiaries (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, in each location in which OrCAD or any of its subsidiaries employs persons; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to OrCAD Employees; (iii) is not liable for any material arrears of wages or any material taxes or any material penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for OrCAD Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

        (j) LABOR. No work stoppage or labor strike against OrCAD is pending or, to the knowledge of OrCAD, threatened. Except as set forth in Schedule 2.13(j), OrCAD is not involved in or, to the knowledge of OrCAD, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any OrCAD Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in a Material Adverse Effect on OrCAD. Neither OrCAD nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act which would, individually or in the aggregate, directly or indirectly result in a Material Adverse Effect on OrCAD. Except as set forth in Schedule 2.13(j), OrCAD is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to OrCAD Employees and no collective bargaining agreement is being negotiated by OrCAD.

    2.14  ORCAD EMPLOYEES; LABOR MATTERS.

    To OrCAD's knowledge, no employee of OrCAD has violated any employment contract, patent disclosure agreement or non competition agreement between such employee and any former employer of such employee due to such employee being employed by OrCAD and disclosing to OrCAD trade secrets or proprietary information of such employer. To OrCAD's knowledge, there are no activities or proceedings of any labor union to organize any employees of OrCAD or any of its subsidiaries and there are no strikes, or material slowdowns, work stoppages or lockouts, or threats thereof by or with respect to any employees of OrCAD or any of its subsidiaries. OrCAD is not, and has never been, a party to any collective bargaining agreement. OrCAD and its subsidiaries are in compliance in all material respects with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, WARN or any similar state or local law).

    2.15  ENVIRONMENTAL MATTERS.

        (a) HAZARDOUS MATERIAL. Except as reasonably would not be likely to result in Material Adverse Effect on OrCAD, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "HAZARDOUS MATERIAL") are present, as a result of the actions of OrCAD or any of its subsidiaries or any affiliate of OrCAD, or, to OrCAD's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that OrCAD or any of its subsidiaries has at any time owned, operated, occupied or leased.

        (b) HAZARDOUS MATERIALS ACTIVITIES. Except as reasonably would not be likely to result in Material Adverse Effect on OrCAD (i) neither OrCAD nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law, and (ii) neither OrCAD nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "HAZARDOUS MATERIALS ACTIVITIES") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

        (c) PERMITS. OrCAD and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "ORCAD ENVIRONMENTAL PERMITS") necessary for the conduct of OrCAD's and its subsidiaries' Hazardous Material Activities and other businesses of OrCAD and its subsidiaries as such activities and businesses are currently being conducted. OrCAD and its subsidiaries are in compliance in all material respects with the terms of the OrCAD Environmental Permits.

        (d) ENVIRONMENTAL LIABILITIES. No action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction is pending, and to OrCAD's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction has since January 1, 1997 been threatened by any Governmental Entity against OrCAD or any of its subsidiaries concerning any OrCAD Environmental Permit, Hazardous Material or any Hazardous Materials Activity of OrCAD or any of its subsidiaries.

    2.16 AGREEMENTS, CONTRACTS AND COMMITMENTS. Neither OrCAD nor any of its subsidiaries is a party to or is bound by:

        (a) any employment or consulting agreement, contract or commitment with any officer or director level employee or member of OrCAD's Board of Directors, other than those that are terminable by OrCAD or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit OrCAD's or any of its subsidiaries' ability to terminate employees at will;

        (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

        (c) any agreement of indemnification or any guaranty other than: (i) any agreement of indemnification or guaranty entered into in the ordinary course of business, (ii) any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business, (iii) any agreement of indemnification entered into in connection with services performed in the ordinary course of business, and
    (iv) any indemnification agreement between OrCAD or any of its subsidiaries and any of their respective officers, directors or employees;

        (d) any agreement, contract or commitment containing any covenant limiting in any material respect the right of OrCAD or any of its subsidiaries to engage in any line of business which is material to OrCAD and its subsidiaries taken as a whole or to compete with any person or granting any exclusive distribution rights;

        (e) any agreement, contract or commitment relating to the disposition or acquisition by OrCAD or any of its subsidiaries or subsequent parent or sister companies after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which OrCAD has any material ownership interest in any corporation, partnership, joint venture or other business enterprise;

        (f) any joint marketing or development agreement currently in force under which OrCAD or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any agreement pursuant to which OrCAD or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by OrCAD or any of its subsidiaries and which may not be canceled without penalty upon notice of 90 days or less;

        (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to OrCAD and its subsidiaries taken as a whole, except for (i) any agreement, contract or commitment pursuant to which source code is provided solely for maintenance purposes, and (ii) any source code escrow agreement entered into in the ordinary course of business that solely contains provisions relating to the release of source code if OrCAD and/or any of its subsidiaries ceases to do business or fails to provide appropriate maintenance; or

        (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any OrCAD product, service or technology except as a distributor in the normal course of business.

    Each OrCAD Contract (as defined below) is in full force and effect. Neither OrCAD nor any of its subsidiaries, nor to OrCAD's knowledge any other party to an OrCAD Contract, is in breach, violation or default under, and neither OrCAD nor any of its subsidiaries has received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which OrCAD or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the OrCAD Schedules pursuant to clauses (a) through (h) above or pursuant to Section
2.9 hereof (any such agreement, contract or commitment, a "ORCAD CONTRACT") in such a manner as would permit any other party to cancel or terminate any such OrCAD Contract, or would permit any other party to seek damages, which would be reasonably likely to exceed $1 million (for any or all of such breaches, violations or defaults, in the aggregate).

    2.17 POOLING OF INTERESTS. To the knowledge of OrCAD, based on consultation with its independent accountants, neither OrCAD nor any of its directors, officers, affiliates or stockholders has taken any action which would preclude Summit's ability to account for the Merger as a pooling of interests.

    2.18 CHANGE OF CONTROL PAYMENTS. Section 2.18 of the OrCAD Schedules sets forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former employees, officers and directors of OrCAD as a result of or in connection with the Merger.

    2.19 STATEMENTS; PROXY STATEMENT/PROSPECTUS. The information supplied by OrCAD for inclusion in the Registration Statement (as defined in Section 3.4(b)) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by OrCAD for inclusion in the proxy statement/prospectus to be sent to (a) the stockholders of OrCAD in connection with the meeting of OrCAD's stockholders to consider the approval and adoption of this Agreement and the approval of the Merger (the "ORCAD STOCKHOLDERS' MEETING") and (b) the stockholders of Summit in connection with the meeting of Summit's stockholders to consider the approval of the issuance of shares of Summit Common Stock pursuant to the Merger (the "SUMMIT STOCKHOLDERS' MEETING") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "PROXY STATEMENT") shall not, on the date the Proxy Statement is first mailed to OrCAD's stockholders and Summit's stockholders or at the time of the OrCAD Stockholders' Meeting or the Summit Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to OrCAD or any of its affiliates, officers or directors should be discovered by OrCAD which may be required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, OrCAD shall promptly inform Summit. Notwithstanding the foregoing, OrCAD makes no representation or warranty with respect to any information supplied by Summit or Merger Sub which is contained in any of the foregoing documents.

    2.20 BOARD APPROVAL. The OrCAD Board has, as of the date of this Agreement, (i) determined that the Merger is in the best interests of OrCAD and its stockholders, (ii) approved and adopted this Agreement and the Merger, and
(iii) subject to the terms and conditions set forth in this Agreement, determined to recommend that the stockholders of OrCAD approve and adopt this Agreement and approve the Merger.

    2.21 FAIRNESS OPINION. OrCAD's Board of Directors has received a written opinion from Alliant Partners dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to OrCAD's stockholders from a financial point of view and has delivered to Summit a copy of such opinion.

    2.22 SECTION 203 OF THE DELAWARE LAW NOT APPLICABLE. The OrCAD Board has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a "business combination" (as defined in such Section
203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF SUMMIT AND MERGER SUB

    Summit and Merger Sub represent and warrant to OrCAD, subject to the exceptions specifically disclosed in writing in the disclosure schedule and referencing a specific representation supplied by Summit to OrCAD dated as of the date hereof and certified by a duly authorized officer of Summit and, with respect to exceptions as to Merger Sub, Merger Sub (the "SUMMIT SCHEDULES"), as follows:

    3.1  ORGANIZATION OF SUMMIT.

        (a) Summit and each of its subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as defined in Section 3.1(d)) on Summit.

        (b) Summit has delivered to OrCAD a true and complete list of all of Summit's subsidiaries as of the date of this Agreement, indicating the jurisdiction of incorporation of each subsidiary and Summit's equity interest therein.

        (c) Summit has delivered or made available to OrCAD a true and correct copy of the Certificate of Incorporation and Bylaws of Summit and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Summit nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or similar governing instruments.

        (d) When used in connection with Summit, the term "MATERIAL ADVERSE EFFECT" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of Summit and its subsidiaries taken as a whole (except for those changes, events and effects that are directly caused by (i) conditions affecting the United States economy as a whole which do not affect Summit in a disproportionate manner,
    (ii) conditions affecting the industry in which Summit competes as a whole which do not affect Summit in a disproportionate manner, or (iii) delays in customer orders resulting from announcement and pendency of the Merger).

    3.2 SUMMIT CAPITAL STRUCTURE. The authorized capital stock of Summit consists of 30,000,000 shares of Common Stock, $0.01 par value per share, of which there were 15,300,572 shares issued and outstanding as of the date hereof and 5,000,000 shares of Preferred Stock, $0.01 par value per share, of which no shares are issued or outstanding, provided that, in connection with the transactions contemplated by this Agreement, Summit intends to seek stockholder approval of an amendment to its Certificate of Incorporation to increase the number of authorized shares of Common Stock to 45,000,000. All outstanding shares of Summit Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Summit or any agreement or document to which Summit is a party or by which it is bound. As of the date hereof, Summit had reserved an aggregate of 2,556,140 shares of Summit Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Summit Stock Option Plans. As of the date hereof, there were options outstanding to purchase an aggregate of 1,887,936 shares of Summit Common Stock, issued to employees, consultants and non-employee directors pursuant to the Summit Stock Option Plans. All shares of Summit Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The Summit Schedules list for each person who held options to acquire shares of Summit Common Stock as of the date hereof, the name of the holder of such option, the exercise price of such option, the number of shares as to which such option had vested at such date, the vesting schedule for such option and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration, if any. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $0.01 par value per share, of which there are 1,000 shares issued and outstanding, all of which are held by Summit. All outstanding shares of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Merger Sub or any agreement or document to which Merger Sub is a party or by which it is bound.

    3.3  OBLIGATIONS WITH RESPECT TO CAPITAL STOCK.  Except as set forth in
Section 3.2 or the Summit Schedules, there are no equity securities, partnership interests or similar ownership interests of any class of Summit, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Summit owns, directly or indirectly through one or more subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Summit, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 3.2 or the Summit Schedules, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Summit or any of its subsidiaries is a party or by which it is bound obligating Summit or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Summit or any of its subsidiaries or obligating Summit or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there are no voting trusts, proxies or other agreements or understandings to which Summit is a party or by which it is bound with respect to any equity security of any class of Summit or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. With respect to the transactions contemplated by this Agreement, stockholders of Summit are not entitled to appraisal rights under applicable state law.

    3.4  AUTHORITY.

        (a) Summit and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Summit and Merger Sub, subject only to the approval of the issuance of shares of Summit Common Stock by virtue of the Merger by Summit's stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of at least a majority of the outstanding shares of the Summit Common Stock is required for Summit's stockholders to approve issuance of shares of Summit Common Stock by virtue of the Merger. This Agreement has been duly executed and delivered by Summit and Merger Sub and, assuming the due authorization, execution and delivery by OrCAD, constitutes the valid and binding obligation of Summit and Merger Sub, enforceable against Summit and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement does not, and the performance of this Agreement will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Summit or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval of the issuance of shares of Summit Common Stock by virtue of the Merger by Summit's stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 3.4(b), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Summit or any of its subsidiaries or by which Summit or any of its subsidiaries or any of their respective properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Summit's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any of the material properties or assets of Summit or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Summit or any of its subsidiaries is a party or by which Summit or any of its subsidiaries or its or any of their respective properties are bound or affected. The Summit Schedules list all consents, waivers and approvals under any of Summit's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits or any material liability to Summit, Summit' subsidiaries, OrCAD or the Surviving Corporation as a result of the Merger.

        (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Summit or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for
    (i) the filing of a Form S-4 (or any similar successor form thereto) Registration Statement (the "REGISTRATION STATEMENT") with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws of any foreign country, and (v) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Summit or OrCAD or have a material adverse effect on the ability of the parties to consummate the Merger.

    3.5  SEC FILINGS; SUMMIT FINANCIAL STATEMENTS.

        (a) Summit has filed all forms, reports and documents required to be filed by Summit with the SEC since October 18, 1996 and has made available to OrCAD such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Summit may file subsequent to the date hereof) are referred to herein as the "SUMMIT SEC REPORTS." As of their respective dates, the Summit SEC Reports
    (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Summit SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Summit's subsidiaries is required to file any forms, reports or other documents with the SEC.

        (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Summit SEC Reports (the "SUMMIT FINANCIALS"), including any Summit SEC Reports filed after the date hereof until the Closing, (x) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto,
    (y) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) fairly presented the consolidated financial position of Summit and its subsidiaries as at the respective dates thereof and the consolidated results of Summit's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Summit contained in Summit SEC Reports as of December 31, 1997 is hereinafter referred to as the "SUMMIT BALANCE SHEET." Except as disclosed in the Summit Financials or in the consolidated unaudited balance sheet of Summit as of June 30, 1998 previously delivered to OrCAD, since the date of the Summit Balance Sheet neither Summit nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Summit and its subsidiaries taken as a whole, except for (i) liabilities identified in the Summit Balance Sheet, or
    (ii) liabilities incurred since the date of the Summit Balance Sheet in the ordinary course of business consistent with past practices.

        (c) Summit has heretofore furnished to OrCAD a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Summit with the SEC pursuant to the Securities Act or the Exchange Act.

    3.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Summit Balance Sheet and through the date of this Agreement there has not been: (i) any Material Adverse Effect on Summit, (ii) any material change by Summit in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (iii) any material revaluation by Summit of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

    3.7  TAX AND OTHER RETURNS AND REPORTS.

        (a) TAX RETURNS AND AUDITS. Except as set forth in Section 3.7 of the Summit Schedules:

            (i) Summit and each of its subsidiaries have prepared and filed all Returns relating to any and all Taxes concerning or attributable to Summit and each of its subsidiaries or their operations and such Returns are true and correct in all material respects and have been completed in accordance with applicable law.

            (ii) Summit and each of its subsidiaries (A) have paid or accrued all Taxes it is required to pay or accrue and (B) have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

           (iii) Neither Summit nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Summit or any of its subsidiaries, nor has Summit or any of its subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

            (iv) No audit or other examination of any Return of Summit or any of its subsidiaries is presently in progress, nor has Summit or any of its subsidiaries been notified of any request for such an audit or other examination.

            (v) Neither Summit nor any of its subsidiaries has any material liability for unpaid federal, state, local or foreign Taxes which has not been accrued or reserved against in accordance with GAAP on the Summit Balance Sheet or accrued in accordance with GAAP in the ordinary course of business since the date of the Summit Balance Sheet, whether asserted or unasserted, contingent or otherwise, and neither Summit nor any of its subsidiaries has knowledge of any basis for the assertion of any such liability attributable to the assets or operations of Summit or any of its subsidiaries.

            (vi) Summit has provided to OrCAD copies of all federal and state income and all state sales and use Tax Returns for all periods since the date of Summit's incorporation, except those as to which applicable statues of limitations have expired and no tolling of the statute of limitations has been executed.

           (vii) There are no Liens on the assets of Summit or any of its subsidiaries relating to or attributable to Taxes.

          (viii) Neither Summit nor any of its subsidiaries has knowledge of any basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien on the assets of Summit or any of its subsidiaries.

            (ix) None of Summit's or any of its subsidiaries' assets are treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code.

            (x) There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Summit or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or 162 of the Code.

            (xi) Neither Summit nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
       Section 341(f)(2) of the Code apply to any disposition of a subsection
       (f) asset (as defined in Section 341(f)(4) of the Code) owned by Summit or any of its subsidiaries.

           (xii) Neither Summit nor any of its subsidiaries is a party to a tax sharing or allocation agreement nor does Summit nor any of its subsidiaries owe any amount under any such agreement.

          (xiii) Neither Summit nor any of its subsidiaries has been at any time, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

    3.8  TITLE TO PROPERTIES; ABSENCE OF LIENS AND ENCUMBRANCES.

        (a) The Summit Schedules list the real property owned by Summit as of the date of this Agreement. The Summit Schedules list all real property leases to which Summit is a party as of the date of this Agreement and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a material claim.

        (b) Summit has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Summit Financials and except for liens for taxes not yet due and payable and such Liens or other imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

    3.9 INTELLECTUAL PROPERTY. For the purposes of this Agreement, the following terms have the following definitions:

       "SUMMIT INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Summit or any of its subsidiaries.

        (a) Section 3.9 of the Summit Schedules lists all of the Registered Intellectual Property owned by, or filed in the name of, Summit or any of its subsidiaries (the "SUMMIT REGISTERED INTELLECTUAL PROPERTY") and all patent, copyright, trademark or industrial design registrations or applications that have been withdrawn since January 1, 1997.

        (b) Section 3.9 of the Summit Schedules lists all proceedings or actions before any court, tribunal (including the PTO) or equivalent authority anywhere in the world) related to any Summit Intellectual Property.

        (c) Summit (or its subsidiaries, as applicable) has complied in all material respects with all applicable disclosure requirements, and has not committed any fraudulent act, in the application for and maintenance of any patent, trademark or copyright of Summit.

        (d) Other than restrictions imposed by laws of general applicability or limitations on use inherent in the content of the registrations themselves, no Summit Intellectual Property or product or service of Summit or its subsidiaries is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation restricting in any manner the use, transfer, or licensing thereof by Summit or its subsidiaries, or which may affect the validity, use or enforceability of such Summit Intellectual Property.

        (e) Each item of Summit Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

        (f) Except as set forth in Section 3.9 of the Summit Schedules, to Summit's knowledge: (i) Summit or a Summit subsidiary owns and has good and exclusive title to, or has license to, each item of Summit Intellectual Property, including all Summit Registered Intellectual Property listed in
    Section 3.9 of the Summit Schedules, free and clear of any Lien (excluding licenses and related restrictions); and (ii) Summit or a Summit subsidiary is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Summit or its subsidiaries, including the sale of any products or the provision of any services by Summit or its subsidiaries, but excluding trademarks and trade names commonly identified by Summit or its subsidiaries as the property of a third party (e.g. "Microsoft NT").

        (g) Summit owns exclusively, and has good title to, all copyrighted works that are Summit products (other than third-party software code to which Summit holds valid and enforceable distribution licenses) or which Summit otherwise expressly purports to own.

        (h) To Summit's knowledge, Summit or its subsidiaries owns or has the right to all Intellectual Property necessary to the conduct of its business as it currently is conducted, including, without limitation, the design, development, manufacture and sale of all products currently manufactured or sold by Summit or its subsidiaries or under development by Summit or its subsidiaries and the performance of all services provided by Summit or its subsidiaries.

        (i) To the extent that any work, invention or material has been developed or created by a third party for Summit, Summit has a written agreement with such third party with respect thereto and Summit thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the extent it is legally possible to do so.

        (j) Except as set forth in Section 3.9 of the Summit Schedules or in the ordinary course of business, (i) Summit has not transferred ownership of, or granted any rights to use any of the Summit Intellectual Property; and (ii) Summit has not granted to any person, nor authorized any person to retain, any rights in the Summit Intellectual Property.

        (k) Section 3.9 of the Summit Schedules lists all material contracts, licenses and agreements to which Summit is a party (i) with respect to Summit Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Summit.

        (l) Section 3.9 of the Summit Schedules lists or specifically refers to all contracts, licenses and agreements between Summit and any third party wherein or whereby Summit has agreed to, or assumed, any obligation or duty to warrant, indemnify, hold harmless or otherwise assume or incur any obligation or liability with respect to the infringement or misappropriation by Summit or such

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
    third party of the Intellectual Property of any third party, except such contracts entered into in the ordinary course of Summit's business.

        (m) Summit has not received written notice from any third party that the operation of the business of Summit or any act, product or service of Summit, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

        (n) Except as set forth in Section 3.9 of the Summit Schedules, to the knowledge of Summit, no person has or is infringing or misappropriating any Summit Intellectual Property.

        (o) Except as set forth in Section 3.9 of the Summit Schedules, there have been, and are, no claims asserted against Summit or, to its knowledge, against any customer of Summit, related to any product or service of Summit.

        (p) Summit has and enforces a policy requiring each employee and contractor to execute a proprietary information / confidentiality agreement substantially in Summit's standard form and all current and former employees and contractors of Summit have executed such an agreement, except where the failure to do so is not reasonably expected to be material to Summit.

    3.10  COMPLIANCE; PERMITS; RESTRICTIONS.

        (a) Neither Summit nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Summit or any of its subsidiaries or by which Summit or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Summit or any of its subsidiaries is a party or by which Summit or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Summit to lose benefits aggregating to $1 million or more, or cause Summit to incur liabilities aggregating to $1 million or more. No investigation or review by any Governmental Entity is pending or, to Summit's knowledge, has since January 1, 1997 been threatened against Summit or any of its subsidiaries, nor, to Summit's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Summit or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Summit or any of its subsidiaries which has the effect of prohibiting or materially impairing any business practice of Summit or any of its subsidiaries, any acquisition of material property by Summit or any of its subsidiaries or the conduct of business by Summit as currently conducted.

        (b) Summit and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities that are material to and required for the operation of the business of Summit as currently conducted (collectively, the "SUMMIT PERMITS"). Summit and its subsidiaries are in compliance in all material respects with the terms of the Summit Permits.

    3.11 LITIGATION. There is no action, suit, proceeding, claim, arbitration or investigation pending, and to Summit's knowledge, no person has threatened to commence any action, suit, proceeding, claim, arbitration or investigation against Summit or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect on Summit. No Governmental Entity has at any time since January 1, 1997 challenged or questioned the legal right of Summit to manufacture, offer or sell any of its products in the present manner or style thereof.

    3.12 BROKERS' AND FINDERS' FEES. Except for fees payable to Black & Company pursuant to an engagement letter dated June 1, 1998, a copy of which has been provided to OrCAD, Summit has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

    3.13  EMPLOYEE MATTERS AND BENEFIT PLANS.

        (a) DEFINITIONS. With the exception of the definition of "Affiliate" set forth in Section 3.13(a)(i) below (such definition shall only apply to this Section 3.13), for purposes of this Agreement, the following terms shall have the meanings set forth below:

            (i) "AFFILIATE," as used in this Section 3.13, shall mean any other person or entity under common control with Summit within the meaning of
       Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

            (ii) "SUMMIT EMPLOYEE PLAN" shall refer to any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including without limitation, each "employee benefit plan", within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Summit or any Affiliate for the benefit of any "Summit Employee" (as defined below), and pursuant to which Summit or any Affiliate has or may have any material liability contingent or otherwise;

           (iii) "SUMMIT EMPLOYEE" shall mean any current, former, or retired employee, officer, or director of Summit or any Affiliate;

            (iv) "SUMMIT EMPLOYEE AGREEMENT" shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between Summit or any Affiliate and any Summit Employee or consultant; and

            (v) "SUMMIT PENSION PLAN" shall refer to each Summit Employee Plan which is an "employee pension benefit plan", within the meaning of
       Section 3(2) of ERISA.

        (b) SCHEDULE. Section 3.13(b) of the Summit Schedules contains an accurate and complete list of each Summit Employee Plan and each Summit Employee Agreement, together with a schedule of all liabilities, whether or not accrued, under each such Summit Employee Plan or Summit Employee Agreement. Summit does not have any plan or commitment to establish any new Summit Employee Plan or Summit Employee Agreement, to modify any Summit Employee Plan or Summit Employee Agreement (except to the extent required by law or to conform any such Summit Employee Plan or Summit Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Summit in writing, or as required by this Agreement), or to enter into any Summit Employee Plan or Summit Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

        (c) DOCUMENTS. Summit has provided to Summit (i) correct and complete copies of all documents embodying or relating to each Summit Employee Plan and each Summit Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Summit Employee Plan; (iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Summit Employee Plan or related trust; (iv) if Summit Employee Plan is funded, the most recent annual and periodic accounting of Summit Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Summit Employee Plan; (vi) all IRS determination letters and rulings relating to Summit Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Summit Employee Plan; (vii) all communications material to any Summit Employee or Summit Employees relating to any

    Summit Employee Plan and any proposed Summit Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Summit; and
    (viii) all registration statements and prospectuses prepared in connection with each Summit Employee Plan.

        (d) SUMMIT EMPLOYEE PLAN COMPLIANCE. Except as set forth in Section 3.13(d) of the Summit Schedules, (i) Summit has performed in all material respects all obligations required to be performed by it under each Summit Employee Plan and each Summit Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) to Summit's knowledge no "prohibited transaction", within the meaning of
    Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Summit Employee Plan; (iii) there are no actions, suits or claims pending, or, to the knowledge of Summit, threatened or anticipated (other than routine claims for benefits) against any Summit Employee Plan or against the assets of any Summit Employee Plan; and (iv) each Summit Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Summit, OrCAD, the Surviving Corporation or any Affiliates (other than ordinary administration expenses typically incurred in a termination event); (v) there are no inquiries or proceedings pending or, to the knowledge of Summit or any affiliates, threatened by the IRS or DOL with respect to any Summit Employee Plan; and (vi) to Summit's knowledge neither Summit nor any Affiliate is subject to any penalty or tax with respect to any Summit Employee Plan under Section 402(i) of ERISA or Section 4975 through 4980 of the Code.

        (e) SUMMIT PENSION PLANS. Summit does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Summit Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

        (f) MULTIEMPLOYER PLANS. At no time has Summit contributed to or been requested to contribute to any Multiemployer Plan.

        (g) NO POST-EMPLOYMENT OBLIGATIONS. Except as set forth in Schedule 3.13(g), no Summit Employee Plan provides, or has any liability to provide, life insurance, medical or other employee benefits to any Summit Employee upon his or her retirement or termination of employment for any reason, except as may be required by statute, and Summit has never represented, promised or contracted (whether in oral or written form) to any Summit Employee (either individually or to Summit Employees as a group) that such Summit Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

        (h)  EFFECT OF TRANSACTION.

            (i) Except as provided in Section 1.6 of this Agreement or as set forth on Schedule 3.13(h)(i), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Summit Employee Plan, Summit Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Summit Employee.

            (ii) Except as set forth on Schedule 3.13(h)(ii), no payment or benefit which will or may be made by Summit, OrCAD or any of their respective affiliates with respect to any Summit Employee will be characterized as an "excess parachute payment", within the meaning of
       Section 280G(b)(1) of the Code.

        (i) EMPLOYMENT MATTERS. Summit and each of its subsidiaries (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, in each location in which Summit or any of its subsidiaries employs persons; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Summit Employees; (iii) is not liable for any material arrears of wages or any material taxes or any material penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Summit Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

        (j) LABOR. No work stoppage or labor strike against Summit is pending or, to the knowledge of Summit, threatened. Except as set forth in Schedule 3.13(j), Summit is not involved in or, to the knowledge of Summit, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any Summit Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in a Material Adverse Effect on Summit. Neither Summit nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act which would, individually or in the aggregate, directly or indirectly result in a Material Adverse Effect on Summit. Except as set forth in Schedule 3.13(j), Summit is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Summit Employees and no collective bargaining agreement is being negotiated by Summit.

    3.14  SUMMIT EMPLOYEES; LABOR MATTERS.

    To Summit's knowledge, no employee of Summit has violated any employment contract, patent disclosure agreement or non competition agreement between such employee and any former employer of such employee due to such employee being employed by Summit and disclosing to Summit trade secrets or proprietary information of such employer. To Summit's knowledge, there are no activities or proceedings of any labor union to organize any employees of Summit or any of its subsidiaries and there are no strikes, or material slowdowns, work stoppages or lockouts, or threats thereof by or with respect to any employees of Summit or any of its subsidiaries. Summit is not, and has never been, a party to any collective bargaining agreement. Summit and its subsidiaries are in compliance in all material respects with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, WARN or any similar state or local law).

    3.15  ENVIRONMENTAL MATTERS.

        (a) HAZARDOUS MATERIAL. Except as reasonably would not be likely to result in Material Adverse Effect on Summit, no underground storage tanks and no Hazardous Materials, but excluding office and janitorial supplies, are present, as a result of the actions of Summit or any of its subsidiaries or any affiliate of Summit, or, to Summit's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Summit or any of its subsidiaries has at any time owned, operated, occupied or leased.

        (b) HAZARDOUS MATERIALS ACTIVITIES. Except as reasonably would not be likely to result in Material Adverse Effect on Summit (i) neither Summit nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law, and (ii) neither Summit nor any of its subsidiaries has engaged in any Hazardous Materials Activities in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

        (c) PERMITS. Summit and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "SUMMIT ENVIRONMENTAL PERMITS") necessary for the conduct of Summit's and its subsidiaries' Hazardous Material Activities and other businesses of Summit and its subsidiaries as such activities and businesses are currently being conducted. Summit and its subsidiaries are in compliance in all material respects with the terms of the Summit Environmental Permits.

        (d) ENVIRONMENTAL LIABILITIES. No action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction is pending, and to Summit's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction has since January 1, 1997 been threatened by any Governmental Entity against Summit or any of its subsidiaries concerning any Summit Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Summit or any of its subsidiaries.

    3.16 AGREEMENTS, CONTRACTS AND COMMITMENTS. Neither Summit nor any of its subsidiaries is a party to or is bound by:

        (a) any employment or consulting agreement, contract or commitment with any officer or director level employee or member of Summit's Board of Directors, other than those that are terminable by Summit or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Summit's or any of its subsidiaries' ability to terminate employees at will;

        (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

        (c) any agreement of indemnification or any guaranty other than: (i) any agreement of indemnification or guaranty entered into in the ordinary course of business, (ii) any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business, (iii) any agreement of indemnification entered into in connection with services performed in the ordinary course of business, and
    (iv) any indemnification agreement between Summit or any of its subsidiaries and any of their respective officers, directors or employees;

        (d) any agreement, contract or commitment containing any covenant limiting in any material respect the right of Summit or any of its subsidiaries to engage in any line of business which is material to Summit and its subsidiaries taken as a whole or to compete with any person or granting any exclusive distribution rights;

        (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Summit or any of its subsidiaries or subsequent parent or sister companies after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Summit has any material ownership interest in any corporation, partnership, joint venture or other business enterprise;

        (f) any joint marketing or development agreement currently in force under which Summit or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any agreement pursuant to which Summit or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Summit or any of its subsidiaries and which may not be canceled without penalty upon notice of 90 days or less;

        (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Summit and its subsidiaries taken as a whole, except for (i) any agreement, contract or commitment pursuant to which source code is provided solely for maintenance purposes, and (ii) any source code escrow agreement entered into in the ordinary course of business that solely contains provisions relating to the release of source code if Summit and/or any of its subsidiaries ceases to do business or fails to provide appropriate maintenance; or

        (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Summit product, service or technology except as a distributor in the normal course of business.

    Each Summit Contract (as defined below) is in full force and effect. Neither Summit nor any of its subsidiaries, nor to Summit's knowledge any other party to a Summit Contract, is in breach, violation or default under, and neither Summit nor any of its subsidiaries has received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Summit or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Summit Schedules pursuant to clauses (a) through (h) above or pursuant to
Section 3.9 hereof (any such agreement, contract or commitment, a "SUMMIT CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Summit Contract, or would permit any other party to seek damages, which would be reasonably likely to exceed $1 million (for any or all of such breaches, violations or defaults, in the aggregate).

    3.17 POOLING OF INTERESTS. To the knowledge of Summit, based on consultation with its independent accountants, neither Summit nor any of its directors, officers, affiliates or stockholders has taken any action which would preclude Summit's ability to account for the Merger as a pooling of interests.

    3.18 CHANGE OF CONTROL PAYMENTS. Section 3.18 of the Summit Schedules sets forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former employees, officers and directors of Summit as a result of or in connection with the Merger.

    3.19 STATEMENTS; PROXY STATEMENT/PROSPECTUS. The information supplied by Summit and Merger Sub for inclusion in the Registration Statement (as defined in Section 3.4(b)) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Summit and Merger Sub for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to OrCAD's stockholders and Summit's stockholders or at the time of the OrCAD Stockholders' Meeting or the Summit Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Summit or any of its affiliates, officers or directors should be discovered by Summit which may be required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Summit shall promptly inform OrCAD. Notwithstanding the foregoing, neither Summit nor Merger Sub makes any representation or warranty with respect to any information supplied by OrCAD which is contained in any of the foregoing documents.

    3.20 BOARD APPROVAL. The Summit and Merger Sub Boards have, as of the date of this Agreement, (i) determined that the Merger is in the best interests of Summit and Merger Sub and their respective stockholders, (ii) approved and adopted this Agreement and the Merger, and (iii) subject to the terms and conditions set forth in this Agreement, determined to recommend that the stockholders of Summit approve the issuance of shares of Summit Common Stock by virtue of the Merger.

    3.21 FAIRNESS OPINION. Summit's Board of Directors has received a written opinion from Black & Company dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to Summit's stockholders from a financial point of view and has delivered to OrCAD a copy of such opinion.

    3.22 SECTION 203 OF THE DELAWARE LAW NOT APPLICABLE. The Summit Board has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a "business combination" (as defined in such Section
203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.

                                   ARTICLE IV
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1 CONDUCT OF BUSINESS. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, OrCAD (which for the purposes of this Article 4 shall include OrCAD and each of its subsidiaries) and Summit (which for the purposes of this Article 4 shall include Summit and each of its subsidiaries) shall, except to the extent that the other of them shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, each of OrCAD and Summit will promptly notify the other of any material event involving its business or operations.

    In addition and without limiting the generality of the foregoing, except as expressly contemplated or permitted by the terms of this Agreement, and except in the case of OrCAD as provided in Article 4 of the OrCAD Schedules, and except in the case of Summit as provided in Article 4 of the Summit Schedules, without the prior written consent of the other, neither OrCAD nor Summit shall during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, do any of the following and neither OrCAD nor Summit shall permit its subsidiaries to do any of the following (except as otherwise required by law):

        (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

        (b) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other or made available to the other, or adopt any new severance plan;

        (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights (including without limitation distribution rights) to the OrCAD Intellectual Property or products or the Summit Intellectual Property or products, as the case may be, or enter into grants to future patent rights, other than non-exclusive licenses and distribution rights in the ordinary course of business and consistent with past practice;

        (d) Declare or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

        (e) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to agreements in effect as of the date hereof;

        (f) Issue, grant, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of OrCAD Common Stock or Summit Common Stock, as the case may be, pursuant to the exercise of stock options outstanding as of the date of this Agreement, (ii) options to purchase shares of OrCAD Common Stock or Summit Common Stock, as the case may be, to be granted at fair market value in the ordinary course of business consistent with past practice and in accordance with stock option plans existing on the date hereof to non-officer employees, provided that the aggregate options to be granted by OrCAD or Summit shall not exceed 50,000 or 50,000, respectively, (iii) shares of OrCAD Common Stock or Summit Common Stock, as the case may be, issuable upon the exercise of the options referred to in clause (ii), and (iv) shares of OrCAD Common Stock or Summit Common Stock, as the case may be, issuable to participants in the OrCAD ESPP or the Summit's 1996 Employee Stock Purchase Plan in accordance with their respective terms.

        (g) Cause, permit or propose any amendments to any charter document or Bylaw (or similar governing instruments of any subsidiaries);

        (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of OrCAD or Summit, as the case may be, or enter into any material joint ventures, strategic partnerships or alliances;

        (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of OrCAD or Summit, as the case may be, except in the ordinary course of business consistent with past practice, or lend funds to any third party (other than intercompany loans in the ordinary course of business);

        (j) Incur any indebtedness for borrowed money (other than (i) in connection with the financing of ordinary course trade payables; (ii) pursuant to existing credit facilities (or any ordinary course modification, renewal or replacement thereof that does not increase the aggregate amount that can be borrowed thereunder) in the ordinary course of business; or
    (iii) in connection with leasing activities in the ordinary course of business) or guarantee any indebtedness of any person for borrowed money (except that OrCAD may guarantee any indebtedness of any subsidiary of OrCAD, and any subsidiary of OrCAD may guarantee any indebtedness of OrCAD or of any other subsidiary of OrCAD, and Summit may guarantee any indebtedness of any subsidiary of Summit, and any subsidiary of Summit may guarantee any indebtedness of Summit or of any other subsidiary of Summit), or issue or sell any debt securities or warrants or rights to acquire debt securities or guarantee any debt securities of others;

        (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract (other than: (y) offer letters and letter agreements with employees who are terminable "at will," or (z) as required by law), pay any special bonus or special remuneration to any director or employee (except to the extent contemplated by Section 2.12), or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures (including those relating to hiring); provided, however, that, subject to the approval of the

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    Internal Revenue Service, OrCAD may elect to terminate any 401(k) plan maintained by OrCAD or any of its subsidiaries; provided, further, that, in accordance with Section 5.19, OrCAD shall be permitted to terminate any 401(k) plan maintained by OrCAD or any of its subsidiaries.

        (l) Make any payments outside of the ordinary course of business for purposes of settling any dispute;

        (m) Take any action that would interfere with Summit's ability to account for the Merger as a pooling of interests whether or not otherwise permitted by the provisions of this Article IV;

        (n) Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

        (o) Revalue any assets, including writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practices or pursuant to arm's length transactions on commercially reasonable terms;

        (p) Amend or terminate any OrCAD Contract or Summit Contract, as applicable, except in the ordinary course of business consistent with past practices;

        (q) Waive or release any material right or claim, except in the ordinary course of business consistent with past practices; or

        (r) Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through 4.1(q) above.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    5.1  REGISTRATION STATEMENT; OTHER FILINGS; BOARD RECOMMENDATIONS.

        (a) As promptly as practicable after the execution of this Agreement, OrCAD and Summit will prepare, and file with the SEC, the Proxy Statement and Summit will prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus. Each of OrCAD and Summit will respond to any comments of the SEC, will use its respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and will cause the Proxy Statement to be mailed to their respective stockholders at the earliest practicable time after being declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of OrCAD and Summit will prepare and file any other documents required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "OTHER FILINGS"). Each of OrCAD and Summit will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any Other Filing. Each of OrCAD and Summit will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, OrCAD or Summit, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of OrCAD or Summit, such amendment or supplement.

        (b) The Proxy Statement will include the recommendation of the OrCAD Board in favor of adoption and approval of this Agreement and approval of the Merger (except that notwithstanding anything to the contrary contained in this Agreement, the OrCAD Board may withdraw, modify or refrain from making such recommendation to the extent that the OrCAD Board determines, in good faith, after consultation with outside legal counsel, that compliance with the OrCAD Board's fiduciary duties under applicable law would require it to do so). In addition, the Proxy Statement will include the recommendation of the Summit Board in favor of the issuance of shares of Summit Common Stock by virtue of the Merger (except that notwithstanding anything to the contrary contained in this Agreement, the Summit Board may withdraw, modify or refrain from making such recommendation to the extent that the Summit Board determines, in good faith, after consultation with outside legal counsel, that compliance with the Summit Board's fiduciary duties under applicable law would require it to do so).

    5.2 MEETING OF STOCKHOLDERS. Promptly after the date hereof, OrCAD will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the OrCAD Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement and the Merger. OrCAD will consult with Summit and use its reasonable best efforts to hold the OrCAD Stockholders' Meeting on the same day as the Summit Stockholders' Meeting. Promptly after the date hereof, Summit will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Summit Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon the issuance of shares of Summit Common Stock by virtue of the Merger. Unless the OrCAD Board withdraws, modifies or refrains from making the recommendation set forth in Section 5.1(b) in accordance with Section 5.1(b), OrCAD will use its best efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the National Association of Securities Dealers, Inc. or Delaware Law to obtain such approvals. Unless the Summit Board withdraws, modifies or refrains from making the recommendation set forth in Section 5.1(b) in accordance with
Section 5.1(b), Summit will use its best efforts to solicit from its stockholders proxies in favor of the approval of the issuance of shares of Summit Common Stock by virtue of the Merger, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the National Association of Securities Dealers, Inc. or Delaware Law to obtain such approvals.

    5.3  CONFIDENTIALITY; ACCESS TO INFORMATION.

        (a) The parties acknowledge that OrCAD and Summit have previously executed a Non-Disclosure Agreement, dated as of August 31, 1998 (the "NON-DISCLOSURE AGREEMENT"), which Non-Disclosure Agreement will continue in full force and effect in accordance with its terms.

        (a) OrCAD will afford Summit and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of OrCAD during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations, financial condition and personnel of OrCAD, as Summit may reasonably request. Summit will afford OrCAD and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Summit during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations, financial condition and personnel of Summit, as OrCAD may reasonably request. No information or knowledge obtained by either Summit or OrCAD in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein.

    5.4  NO SOLICITATION BY ORCAD.

        (a) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to its terms, OrCAD and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or knowingly encourage submission of any OrCAD Acquisition Proposal (as defined below) by any person, entity or group (other than Summit and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning OrCAD or any of its subsidiaries to, or afford any access to the properties, books or records of OrCAD or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Summit and its affiliates, agents and representatives), in connection with any OrCAD Acquisition Proposal with respect to OrCAD. For the purposes of this Agreement, an "ORCAD ACQUISITION PROPOSAL" means any proposal or offer for: (i) any merger, consolidation, sale of substantial assets or similar transactions involving OrCAD or any of its subsidiaries (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of this Agreement), (ii) sale by OrCAD of any shares of capital stock of OrCAD except as may be permitted pursuant to
    Article 4, (iii) without limiting clause (ii) above, the acquisition by any person (including without limitation by way of a tender offer or an exchange offer) of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the then outstanding shares of capital stock of OrCAD; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. OrCAD will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any OrCAD Acquisition Proposal. OrCAD will (i) notify Summit within 24 hours if it receives any OrCAD Acquisition Proposal or written inquiry or any written request for information or access in connection with a potential OrCAD Acquisition Proposal and (ii) as promptly as practicable notify Summit of the significant terms and conditions of any such OrCAD Acquisition Proposal. In addition, subject to the other provisions of this Section 5.4, from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, OrCAD and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any OrCAD Acquisition Proposal made by any person, entity or group (other than Summit or any of its affiliates); PROVIDED, HOWEVER, that nothing contained in this Agreement shall prohibit the OrCAD Board from taking and disclosing to OrCAD's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or otherwise complying with the requirements and prohibitions of such rules.

        (b) Notwithstanding anything to the contrary contained in Section 5.4(a) or elsewhere in this Agreement, prior to the Effective Time, OrCAD may, to the extent the OrCAD Board determines, in good faith, after consultation with outside legal counsel, that compliance with the OrCAD Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of Section 5.4(c), furnish information to any person, entity or group after such person, entity or group has delivered to OrCAD in writing, an unsolicited bona fide

    OrCAD Acquisition Proposal that the OrCAD Board determines, in its good faith reasonable judgment after consultation with its independent financial advisors: (x) would result in a transaction more favorable than the Merger to the stockholders of OrCAD from a financial point of view, (y) for which financing, to the extent required, is committed and (z) is likely to be consummated (a "ORCAD SUPERIOR PROPOSAL"). In addition, notwithstanding the provisions of Section 5.4(a) or any other provisions of this Agreement, in connection with a possible OrCAD Acquisition Proposal, OrCAD may refer any third party to this Section 5.4 or make a copy of this Section 5.4 available to a third party. In the event OrCAD receives an OrCAD Superior Proposal, nothing contained in this Agreement (but subject to the terms of this Section 5.4(b)) will prevent the OrCAD Board from recommending such OrCAD Superior Proposal to its stockholders, if the OrCAD Board determines, in good faith, after consultation with outside legal counsel, that such action is required to comply with its fiduciary duties under applicable law; in such case, the OrCAD Board may (in accordance with Section 5.1(b)) withdraw, modify or refrain from making its recommendation set forth in Section 5.1(b), and, to the extent it does so, OrCAD may refrain from soliciting proxies to secure the vote of its stockholders as may otherwise be required by Section 5.2; PROVIDED, HOWEVER, that OrCAD shall (i) provide Summit at least 24 hours prior notice of any OrCAD Board meeting at which it is reasonably expected to contemplate an OrCAD Superior Proposal and (ii) not recommend to its stockholders an OrCAD Superior Proposal for a period of not less than 48 hours after Summit receives a copy of such OrCAD Superior Proposal; and PROVIDED FURTHER, that unless this Agreement is terminated pursuant to Section 7.1, nothing contained in this Section shall limit OrCAD's obligation to hold and convene the OrCAD Stockholders' Meeting (regardless of whether the recommendation of the OrCAD Board shall have been withdrawn, modified or not yet made) or to provide the OrCAD stockholders with material information relating to such meeting.

        (c) Notwithstanding anything to the contrary in this Section 5.4, OrCAD will not provide any non-public information to a third party unless: (i) OrCAD provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Non-Disclosure Agreement; and (ii) such non-public information has been previously delivered to Summit.

    5.5  NO SOLICITATION BY SUMMIT.

        (a) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to its terms, Summit and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or knowingly encourage submission of any Summit Acquisition Proposal (as defined below) by any person, entity or group, or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning Summit or any of its subsidiaries to, or afford any access to the properties, books or records of Summit or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group, in connection with any Summit Acquisition Proposal with respect to Summit. For the purposes of this Agreement, a "SUMMIT ACQUISITION PROPOSAL" means any proposal or offer for: (i) any merger, consolidation, sale of substantial assets or similar transactions involving Summit or any of its subsidiaries (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of this Agreement), (ii) sale by Summit of any shares of capital stock of Summit except as may be permitted pursuant to Article 4, (iii) without limiting clause (ii) above, the acquisition by any person (including without limitation by way of a tender offer or an exchange offer) of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the then outstanding shares of capital stock of Summit; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Summit will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Summit Acquisition Proposal. Summit will (i) notify OrCAD within 24 hours if it receives any Summit Acquisition Proposal or written inquiry or any written request for information or access in connection with a potential Summit Acquisition Proposal and (ii) as promptly as practicable notify OrCAD of the significant terms and conditions of any such Summit Acquisition Proposal. In addition, subject to the other provisions of this Section 5.5, from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, Summit and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Summit Acquisition Proposal made by any person, entity or group; PROVIDED, HOWEVER, that nothing contained in this Agreement shall prohibit the Summit Board from taking and disclosing to Summit's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or otherwise complying with the requirements and prohibitions of such rules.

        (b) Notwithstanding anything to the contrary contained in Section 5.5(a) or elsewhere in this Agreement, prior to the Effective Time, Summit may, to the extent the Summit Board determines, in good faith, after consultation with outside legal counsel, that compliance with the Summit Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of
    Section 5.5(c), below, furnish information to any person, entity or group after such person, entity or group has delivered to Summit in writing, an unsolicited bona fide Summit Acquisition Proposal that the Summit Board determines, in its good faith reasonable judgment after consultation with its independent financial advisors: (x) would result in a transaction more favorable than the Merger to the stockholders of Summit from a financial point of view, (y) for which financing, to the extent required, is committed and (z) is likely to be consummated (a "SUMMIT SUPERIOR PROPOSAL"). In addition, notwithstanding the provisions of Section 5.5(a) above or any other provisions of this Agreement, in connection with a possible Summit Acquisition Proposal, Summit may refer any third party to this Section 5.5 or make a copy of this Section 5.5 available to a third party. In the event Summit receives a Summit Superior Proposal, nothing contained in this Agreement (but subject to the terms of this paragraph (b)) will prevent the Summit Board from recommending such Summit Superior Proposal to its stockholders, if the Summit Board determines, in good faith, after consultation with outside legal counsel, that such action is required to comply with its fiduciary duties under applicable law; in such case, the Summit Board may (in accordance with Section 5.1(b)) withdraw, modify or refrain from making its recommendation set forth in Section 5.1(b), and, to the extent it does so, Summit may refrain from soliciting proxies to secure the vote of its stockholders as may otherwise be required by Section 5.2; PROVIDED, HOWEVER, that Summit shall (i) provide OrCAD at least 24 hours prior notice of any Summit Board meeting at which it is reasonably expected to contemplate a Summit Superior Proposal and (ii) not recommend to its stockholders a Summit Superior Proposal for a period of not less than 48 hours after OrCAD receives a copy of such Summit Superior Proposal and PROVIDED FURTHER, that unless this Agreement is terminated pursuant to
    Section 7.1, nothing contained in this Section shall limit Summit's obligation to hold and convene the Summit Stockholders' Meeting (regardless of whether the recommendation of the Summit Board shall have been withdrawn, modified or not yet made) or to provide the Summit stockholders with material information relating to such meeting.

        (c) Notwithstanding anything to the contrary in this Section 5.5, Summit will not provide any non-public information to a third party unless: (i) Summit provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Non-Disclosure Agreement; and (ii) such non-public information has been previously delivered to OrCAD.

    5.6 PUBLIC DISCLOSURE. Summit and OrCAD will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement, an OrCAD Acquisition Proposal or a Summit Acquisition Proposal, and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq National Market System. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

    5.7 LEGAL REQUIREMENTS. Each of Summit, Merger Sub and OrCAD will take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals by or filings with any Governmental Entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such filings with or investigations by any Governmental Entity, and any other such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement. Summit will use its commercially reasonable efforts to take such steps as may be necessary to comply with the securities and Blue Sky laws of all jurisdictions that are applicable to the issuance of shares of Summit Common Stock pursuant hereto. OrCAD will use its reasonable best efforts to assist Summit as may be necessary to comply with the securities and Blue Sky laws of all jurisdictions which are applicable in connection with the issuance of shares of Summit Common Stock pursuant hereto.

    5.8 THIRD PARTY CONSENTS. As soon as practicable following the date hereof, Summit and OrCAD will each use its commercially reasonable efforts to obtain any material consents, waivers and approvals under any of its or its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

    5.9 NOTIFICATION OF CERTAIN MATTERS. Summit and Merger Sub will give prompt notice to OrCAD, and OrCAD will give prompt notice to Summit, after obtaining knowledge of (a) the occurrence, or non-occurrence, of any event that would be reasonably likely to cause (x) any representation or warranty contained in this Agreement and made by it to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time such that the conditions set forth in Section 6.2(a) or 6.3(a), as the case may be, would not be satisfied as a result thereof or (y) any material failure of Summit and Merger Sub or OrCAD, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that the conditions set forth in
Section 6.2(b) or 6.3(b), as the case may be, would not be satisfied as a result thereof, or (b) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 5.9 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

    5.10 BEST EFFORTS AND FURTHER ASSURANCES. Subject to the respective rights and obligations of Summit and OrCAD under this Agreement, each of the parties to this Agreement will use its reasonable best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement; provided that neither Summit nor OrCAD nor any subsidiary or affiliate thereof will be required to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. Subject to the foregoing, each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

    5.11  STOCK OPTIONS.

        (a) At the Effective Time, each outstanding option to purchase shares of OrCAD Common Stock (each a "ORCAD STOCK OPTION") under the OrCAD Stock Option Plans, whether or not exercisable, will be assumed by Summit. Each OrCAD Stock Option so assumed by Summit under this Agreement will continue to have, and be subject to, the same terms and conditions (including vesting conditions) set forth in the applicable OrCAD Stock Option Plan immediately prior to the Effective Time and the Stock Option by which it is evidenced, except that (i) each OrCAD Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Summit Common Stock equal to the product of the maximum number of shares of OrCAD Common Stock that could be issuable upon exercise of such OrCAD Stock Option if all vesting conditions are satisfied multiplied by the Exchange Ratio, rounded to the nearest whole share of Summit Common Stock and (ii) the per share exercise price for the Summit Common Stock issuable upon exercise of such assumed OrCAD Stock Option will be equal to the quotient determined by dividing the exercise price per share of OrCAD Common Stock at which such OrCAD Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent. After the Effective Time, Summit will issue to each holder of an outstanding OrCAD Stock Option a notice describing the foregoing assumption of such OrCAD Stock Option by Summit. It is intended that OrCAD Stock Options assumed by Summit shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent OrCAD Stock Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.11 shall be applied consistent with such intent.

        (b) Summit will reserve sufficient shares of Summit Common Stock for issuance under Section 5.11 and under Section 1.6(c) hereof.

        (c) OrCAD shall take such actions as are necessary to shorten the Offering Period (as such term is used in the OrCAD ESPP) then in progress by setting up a new Purchase Date (as such term is used in OrCAD ESPP) to be the last trading day on which the shares of OrCAD Common Stock are quoted on the Nasdaq National Market immediately prior to the Effective Time (the "Final OrCAD Purchase Date"); provided, that, such change in the Purchase Date shall be conditioned upon the consummation of the Merger. On the Final OrCAD Purchase Date, OrCAD shall apply the funds credited as of such date under the OrCAD ESPP within each participant's payroll withholdings account to the purchase of whole shares of OrCAD Common Stock in accordance with the terms of the OrCAD ESPP. The cost to each participant in the OrCAD ESPP for a share of OrCAD Common Stock shall be the lower of 85% of the closing sale price of OrCAD Common Stock on the Nasdaq National Market on (i) the first day of the then current Offering Period or (ii) the Final OrCAD Purchase Date.

        (d) Employees of OrCAD as of the Effective Time shall be permitted to participate in Summit's Employee Stock Purchase Plan commencing on the first enrollment date following the Effective Time, subject to compliance with the eligibility provisions of such plan.

    5.12 FORM S-8. Summit will file a Registration Statement on Form S-8 for the shares of Summit Common Stock issuable with respect to assumed OrCAD Stock Options as soon as reasonably practical after the Effective Time (not to exceed five business days) and will use its reasonable best efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options remain outstanding.

    5.13 NASDAQ LISTING. Summit agrees to authorize for listing on the Nasdaq National Market System the shares of Summit Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

    5.14 ORCAD AFFILIATE AGREEMENT. Set forth on the OrCAD Schedules is a list of those persons who may be deemed to be, in OrCAD's reasonable judgment, affiliates of OrCAD within the meaning of Rule 145 promulgated under the Securities Act (each a "ORCAD RULE 145 AFFILIATE"). OrCAD will provide Summit with such information and documents as Summit reasonably requests for purposes of reviewing such list. OrCAD will use its reasonable best efforts to deliver or cause to be delivered to Summit, as promptly as practicable on or following the date hereof, from each OrCAD Rule 145 Affiliate an executed affiliate agreement in substantially the form attached hereto as EXHIBIT C (the "ORCAD AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time. Summit will be entitled to place appropriate legends on the shares of Summit Common Stock to be received by an OrCAD Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Summit Common Stock, consistent with the terms of the OrCAD Affiliate Agreement.

    5.15 SUMMIT AFFILIATE AGREEMENT. Set forth on the Summit Schedules is a list of those persons who may be deemed to be, in Summit's reasonable judgment, affiliates of Summit within the meaning of Rule 145 promulgated under the Securities Act (each a "SUMMIT RULE 145 AFFILIATE"). Summit will provide OrCAD with such information and documents as OrCAD reasonably requests for purposes of reviewing such list. Summit will use its reasonable best efforts to deliver or cause to be delivered to Summit, as promptly as practicable on or following the date hereof, from each Summit Rule 145 Affiliate an executed affiliate agreement in substantially the form attached hereto as EXHIBIT D (the "SUMMIT AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time.

    5.16 COMFORT LETTER. At the request of Summit, OrCAD shall use reasonable best efforts to cause KPMG Peat Marwick LLP, certified public accountants to OrCAD, to provide a letter reasonably acceptable to Summit, relating to their review of the financial statements relating to OrCAD contained in or incorporated by reference in the Registration Statement. If Summit makes such a request, then Summit shall use reasonable best efforts to cause PriceWaterhouseCoopers, certified public accountants to Summit, to provide a letter reasonably acceptable to OrCAD, relating to their review of the financial statements relating to Summit contained in or incorporated by reference in the Registration Statement.

    5.17 POOLING. Prior to the earlier of termination of this Agreement and the Effective Time, neither OrCAD nor Summit will take any action that could interfere with Summit's ability to account for the Merger as a pooling of interests.

    5.18 CONTINUE NASDAQ QUOTATION. OrCAD shall continue the quotation of OrCAD Common Stock and Summit shall continue the quotation of Summit Common Stock on The Nasdaq National Market to the extent necessary so that appraisal rights will not be available to stockholders of OrCAD under Delaware Law.

    5.19 ORCAD 401(k) PLAN. At the request of Summit, OrCAD shall take all necessary corporate action to terminate, or cause its subsidiaries to terminate, as the case may be, all 401(k) plans maintained by OrCAD or any of its subsidiaries.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

        (a) STOCKHOLDER APPROVAL. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of OrCAD; and the issuance of shares of Summit Common Stock by virtue of the Merger shall have been duly approved by the requisite vote under applicable law and the rules of the National Association of Securities Dealers, Inc. by the stockholders of Summit.

        (b) REGISTRATION STATEMENT EFFECTIVE; PROXY STATEMENT. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

        (c) NO ORDER. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

        (d) TAX OPINIONS. Summit and OrCAD shall each have received substantially identical written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, P.C. and Ater Wynne LLP, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; PROVIDED, HOWEVER, that if the counsel to either Summit or OrCAD does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

        (e) NASDAQ LISTING. The shares of Summit Common Stock issuable to stockholders of OrCAD pursuant to this Agreement and such other shares of Summit Common Stock required to be reserved for issuance in connection with the Merger shall have been authorized for quotation on the Nasdaq National Market System upon official notice of issuance.

    6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF ORCAD. The obligation of OrCAD to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by OrCAD:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Summit and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and as of the Closing Date except (i) to the extent that the failure of such representations and warranties (other than the representation in Sections 3.2, 3.3 and 3.22) to be true and correct in each case or in the aggregate does not constitute a Material Adverse Effect on Summit, (ii) for changes contemplated by this Agreement and (iii) for those representations and warranties which address matters only as of the date of this Agreement or any other particular date (which shall have been true and correct as of such particular date except to the extent that the failure of such representations and warranties to have been true and correct as of such particular date does not constitute a Material Adverse Effect on Summit) (it being understood that, for purposes of determining the accuracy of such representations and warranties all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded). OrCAD shall have received a certificate with respect to the foregoing signed on behalf of Summit and Merger Sub by their respective Chief Executive Officers and the Chief Financial Officers.

        (b) AGREEMENTS AND COVENANTS. Summit and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and OrCAD shall have received a certificate to such effect signed on behalf of Summit and Merger Sub by their respective Chief Executive Officers and the Chief Financial Officers.

        (c) NO MATERIAL ADVERSE EFFECT. Since the date of this Agreement, there shall have been no Material Adverse Effect on Summit, nor shall there exist any condition that, to the knowledge of the

    Chief Executive Officer and the Chief Financial Officer of Summit, would reasonably be expected to result in a Material Adverse Effect on Summit; and OrCAD shall have received a certificate signed on behalf of Summit by the Chief Executive Officer and the Chief Financial Officer of Summit to such effect. For purposes of this Section 6.2(c), neither (i) a decrease in the trading price of Summit Common Stock from the trading price on the date of this Agreement, nor (ii) any adverse development in the results of operations of Summit for the quarter ending September 30, 1998 shall constitute a "Material Adverse Effect."

        (d) OPINION OF ACCOUNTANTS. OrCAD shall have received a letter from KPMG Peat Marwick LLP dated within two (2) business days prior to the Effective Time regarding its concurrence with the conclusion of OrCAD management as to the appropriateness of pooling of interest accounting for the Merger under Accounting Principles Board Opinion No. 16, if the Merger is consummated in accordance with this Agreement.

        (e) CONSENTS. Summit shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby under the agreements, contracts, licenses or leases set forth on Schedule 6.2(e) of the OrCAD Schedules.

        (f) ELECTION OF BOARD. Summit shall have amended its bylaws, reconstituted its Board and elected and delegated powers and duties to the committees as required by Exhibit E, effective as of the Effective Time.

        (g) ELECTION OF OFFICERS. Larry Gerhard shall have resigned as President of Summit (retaining the office of Chief Executive Officer), and the Board of Summit shall have appointed Michael Bosworth as President and Chief Operating Officer of Summit effective as of the Effective Time. The Board of Summit shall have appointed such additional executive officers of Summit as are reasonably acceptable to each of Mr. Gerhard and Mr. Bosworth.

        (h) RESERVATION OF SHARES. The Board of Summit shall have caused to be reserved all shares necessary to consummate the Merger, and shall have authorized their delivery in accordance with the terms of this Agreement, and certified copies of the minutes establishing the foregoing shall have been delivered to OrCAD.

        (i) REVENUE. Summit shall have recognized aggregate revenue in accordance with GAAP applied consistently with prior periods of not less than $10,080,000 for the quarter ending September 30, 1998.

    6.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF SUMMIT AND MERGER SUB. The obligations of Summit and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Summit:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of OrCAD contained in this Agreement shall have been true and correct as of the date of this Agreement and as of the Closing Date except (i) to the extent that the failure of such representations and warranties (other than the representations in Sections 2.2, 2.3, 2.19 and 2.22) to be true and correct in each case or in the aggregate does not constitute a Material Adverse Effect on OrCAD, (ii) for changes contemplated by this Agreement and
    (iii) for those representations and warranties which address matters only as of the date of this Agreement or any other particular date (which shall have been true and correct as of such particular date except to the extent that the failure of such representations and warranties to be true and correct as of such particular date does not constitute a Material Adverse Effect on OrCAD) (it being understood that, for purposes of determining the accuracy of such representations and warranties all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded).

    Summit shall have received a certificate with respect to the foregoing signed on behalf of OrCAD by the Chief Executive Officer and the Chief Financial Officer of OrCAD.

        (b) AGREEMENTS AND COVENANTS. OrCAD shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Summit shall have received a certificate to such effect signed on behalf of OrCAD by the Chief Executive Officer and the Chief Financial Officer of OrCAD.

        (c) NO MATERIAL ADVERSE EFFECT. Since the date of this Agreement, there shall have been no Material Adverse Effect on OrCAD, nor shall there exist any condition that, to the knowledge of the Chief Executive Officer and the Chief Financial Officer of OrCAD, would reasonably be expected to result in a Material Adverse Effect on OrCAD; and Summit shall have received a certificate signed on behalf of OrCAD by the Chief Executive Officer and the Chief Financial Officer of OrCAD to such effect. For purposes of this
    Section 6.3(c), neither (i) a decrease in the trading price of OrCAD Common Stock from the trading price on the date of this Agreement, nor (ii) any adverse development in the results of operations of OrCAD for the quarter ending September 30, 1998 shall constitute a "Material Adverse Effect."

        (d) OPINION OF ACCOUNTANTS. Summit shall have received a letter from PriceWaterhouseCoopers dated within two (2) business days prior to the Effective Time regarding its concurrence with the conclusion of Summit management as to the appropriateness of pooling of interest accounting for the Merger under Accounting Principles Board Opinion No. 16, if the Merger is consummated in accordance with this Agreement. PriceWaterhouse Coopers shall have received a letter from KPMG Peat Marwick LLP dated within two (2) business days prior to the Effective Time regarding its concurrence with the conclusion of OrCAD management as to the appropriateness of pooling of interest accounting for the Merger under Accounting Principles Board Opinion No. 16, if the Merger is consummated in accordance with this Agreement.

        (e) CONSENTS. OrCAD shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby under the agreements, contracts, licenses or leases set forth on Schedule 6.3(e) of the Summit Schedules.

        (f) REVENUE. OrCAD shall have recognized aggregate revenue in accordance with GAAP applied consistently with prior periods of not less than $10,980,000 for the quarter ending September 30, 1998.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

    7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of OrCAD or the approval of the issuance of Summit Common Stock in connection with the Merger by the stockholders of Summit:

        (a) by mutual written consent duly authorized by the Boards of Directors of Summit and OrCAD;

        (b) by either OrCAD or Summit if the Merger shall not have been consummated by January 31, 1999 for any reason; PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

        (c) by either OrCAD or Summit if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

        (d) by either OrCAD or Summit if the required approvals of the stockholders of OrCAD or the stockholders of Summit contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of stockholders duly convened therefor or at any adjournment thereof (PROVIDED that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party where the failure to obtain approval by such party's stockholders shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a breach by such party of this Agreement);

        (e) by Summit at any time prior to the approval of the Merger by OrCAD's stockholders, if the OrCAD Board recommends an OrCAD Superior Proposal to the stockholders of OrCAD or if the OrCAD Board shall have withheld, withdrawn or modified in a manner adverse to Summit its recommendation in favor of adoption and approval of this Agreement and approval of the Merger;

        (f) by OrCAD at any time prior to the approval of the Merger by Summit's stockholders, if the Summit Board recommends a Summit Superior Proposal to the stockholders of Summit or if the Summit Board shall have withheld, withdrawn or modified in a manner adverse to OrCAD its recommendation in favor of the issuance of shares of Summit Common Stock by virtue of the Merger;

        (g) by OrCAD, upon a breach of any representation, warranty, covenant or agreement on the part of Summit set forth in this Agreement, or if any representation or warranty of Summit shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, PROVIDED that if such inaccuracy in Summit's representations and warranties or breach by Summit is curable by Summit through the exercise of its commercially reasonable efforts by the date identified in Section 7.1(b), then OrCAD may not terminate this Agreement under this Section 7.1(g) before that date, provided Summit continues to exercise such commercially reasonable efforts to cure such breach up until that date (it being understood that OrCAD may not terminate this Agreement pursuant to this Section 7.1(g) if it shall have materially breached this Agreement and its breach is the proximate cause of Summit's breach or inaccuracy); or

        (h) by Summit, upon a breach of any representation, warranty, covenant or agreement on the part of OrCAD set forth in this Agreement, or if any representation or warranty of OrCAD shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, PROVIDED, that if such inaccuracy in OrCAD's representations and warranties or breach by OrCAD is curable by OrCAD through the exercise of its commercially reasonable efforts by the date identified in Section 7.1(b), then Summit may not terminate this Agreement under this Section 7.1(h) before that date, provided OrCAD continues to exercise such commercially reasonable efforts to cure such breach up until that date (it being understood that Summit may not terminate this Agreement pursuant to this Section 7.1(h) if it shall have materially breached this Agreement and its breach is the proximate cause of OrCAD's breach or inaccuracy).

    7.2 NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8 (miscellaneous), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Non-Disclosure Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

    7.3  FEES AND EXPENSES.

        (a) GENERAL. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; PROVIDED, HOWEVER, that Summit and OrCAD shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

        (b)  ORCAD PAYMENTS.

            (i) If either (x) the OrCAD Board shall have withheld, withdrawn or modified in a manner adverse to Summit its recommendation in favor of adoption and approval of this Agreement and approval of the Merger and at that time Summit shall not have materially breached this Agreement and there shall be no Material Adverse Effect on Summit, or (y) the OrCAD Board recommends an OrCAD Superior Proposal to the stockholders of OrCAD and at that time Summit shall not have materially breached this Agreement and there shall be no Material Adverse Effect on Summit, OrCAD shall pay to Summit an amount equal to $2,500,000 within one business day following the earlier to occur of (A) termination of this Agreement pursuant to
       Section 7.1(e) hereof or (B) an OrCAD Negative Vote (as defined below);

            (ii) If no payment shall be required pursuant to clause 7.3(b)(i) above, and if: (x) the vote of the stockholders of OrCAD approving and adopting this Agreement and approving the Merger shall not have been obtained by reason of the failure to obtain the required vote at a meeting of stockholders duly convened therefor or at any adjournment thereof (a "ORCAD NEGATIVE VOTE"), and (y) prior to such OrCAD Negative Vote there shall have occurred an OrCAD Acquisition Proposal with respect to OrCAD which shall have been publicly disclosed and not withdrawn prior to such meeting (a "ORCAD COMPETING PROPOSAL"), and (z) within 9 months following such OrCAD Negative Vote, OrCAD shall enter into a definitive agreement with respect to an OrCAD Acquisition (as defined below) or the OrCAD Board shall recommend to the OrCAD stockholders that they accept a tender or exchange offer for 25% or more of the OrCAD Common Stock, THEN, provided that there shall have not occurred a Material Adverse Effect on Summit prior to the OrCAD Negative Vote and provided that Summit shall not have materially breached this Agreement, OrCAD shall pay to Summit an amount equal to $2,500,000 within one business day following, as the case may be (1) consummation of an OrCAD Acquisition within 15 months following the OrCAD Negative Vote or (2) consummation of such tender or exchange offer. For the purposes of this Agreement, an "ORCAD ACQUISITION" means any transaction or series of transactions involving
       (i) any merger, consolidation or similar business combination in which stockholders of OrCAD immediately prior to the transaction hold less than 50% of the outstanding capital stock of the surviving entity, or any sale of substantial assets (including without limitation capital stock of subsidiaries) having a fair market value in excess of 50% of the fair market value of all the assets of OrCAD and its subsidiaries immediately prior to such transaction (or series of transactions) or similar transaction involving OrCAD or any of its material subsidiaries, (ii) any sale by OrCAD of any shares of capital stock of OrCAD which would, upon issuance, represent more than 50% of the outstanding shares of capital stock of OrCAD, other than in an underwritten public offering or private placement in which no entity or group obtained a majority of the stock thus sold, or (iii) the acquisition (including without limitation by way of a tender offer or an exchange offer) by any person or "group," as "group" is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder, of beneficial ownership or a right to acquire beneficial ownership of, 50% or more of the then outstanding shares of capital stock of OrCAD; or the formation of any "group" that, as of the time of formation, owns such stock or such rights.

        (c)  SUMMIT PAYMENTS.

            (i) If either (x) the Summit Board shall have withheld, withdrawn or modified in a manner adverse to OrCAD its recommendation in favor of the issuance of shares of Summit Common Stock by virtue of the Merger and at that time OrCAD shall not have materially breached this Agreement and there shall be no Material Adverse Effect on OrCAD, or (y) the Summit Board recommends a Summit Superior Proposal to the stockholders of Summit and at that time OrCAD shall not have materially breached this Agreement and there shall be no Material Adverse Effect on OrCAD, Summit shall pay to OrCAD an amount equal to $2,500,000 within one business day following the earlier to occur of (A) termination of this Agreement pursuant to
       Section 7.1(f) hereof or (B) a Summit Negative Vote (as defined below);

            (ii) If no payment shall be required pursuant to clause 7.3(c)(i) above, and if: (x) the vote of the stockholders of Summit approving the issuance of shares of Summit Common Stock by virtue of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a meeting of stockholders duly convened therefor or at any adjournment thereof (a "SUMMIT NEGATIVE VOTE"), and (y) prior to such Summit Negative Vote there shall have occurred a Summit Acquisition Proposal with respect to Summit which shall have been publicly disclosed and not withdrawn prior to such meeting (a "SUMMIT COMPETING PROPOSAL"), and (z) within 9 months following such Summit Negative Vote, Summit shall enter into a definitive agreement with respect to a Summit Acquisition (as defined below) or the Summit Board shall recommend to the Summit stockholders that they accept a tender or exchange offer for 25% or more of the Summit Common Stock, THEN, provided that there shall have not occurred a Material Adverse Effect on OrCAD prior to the Summit Negative Vote and provided that OrCAD shall not have materially breached this Agreement, Summit shall pay to OrCAD an amount equal to $2,500,000 within one business day following, as the case may be (1) consummation of a Summit Acquisition within 15 months following the Summit Negative Vote or
       (2) consummation of such tender or exchange offer. For the purposes of this Agreement, a "SUMMIT ACQUISITION" means any transaction or series of transactions involving (i) any merger, consolidation or similar business combination in which stockholders of Summit immediately prior to the transaction hold less than 50% of the outstanding capital stock of the surviving entity, or any sale of substantial assets (including without limitation capital stock of subsidiaries) having a fair market value in excess of 50% of the fair market value of all the assets of Summit and its subsidiaries immediately prior to such transaction (or series of transactions) or similar transaction involving Summit or any of its material subsidiaries, (ii) any sale by Summit of any shares of capital stock of Summit which would, upon issuance, represent more than 50% of the outstanding shares of capital stock of Summit, other than in an underwritten public offering or private placement in which no entity or group obtained a majority of the stock thus sold, or (iii) the acquisition (including without limitation by way of a tender offer or an exchange offer) by any person or "group," as "group" is defined under
       Section 13(d) of the Exchange Act and the rules and regulations thereunder, of beneficial ownership or a right to acquire beneficial ownership of, 50% or more of the then outstanding shares of capital stock of Summit; or the formation of any "group" that, as of the time of formation, owns such stock or such rights.

        (d) Payment of the fees described in Section 7.3(b) and Section 7.3(c) above shall not be in lieu of damages incurred in the event of breach of this Agreement.

    7.4 AMENDMENT. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

    7.5 EXTENSION; WAIVER. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

    8.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of OrCAD, Summit and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

    8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

        (a) if to Summit or Merger Sub, to:

                           Summit Design, Inc.
                           9305 S.W. Gemini Drive
                           Beaverton, OR 97008
                           Attention: Chief Executive Officer
                           Telephone No.: (503) 643-9281
                           Facsimile No.: (503) 646-9320

           with a copy to:

                           Wilson Sonsini Goodrich & Rosati, P.C.
                           650 Page Mill Road
                           Palo Alto, California 94304-1050
                           Attention: Steven V. Bernard
                           Telephone No.: (650) 493-9300
                           Facsimile No.: (650) 493-6811

        (b) if to OrCAD, to:

                           OrCAD, Inc.
                           9300 S.W. Nimbus
                           Beaverton, OR 97008
                           Attention: Chief Executive Officer
                           Telephone No.: (503) 672-4800
                           Facsimile No.: (503) 671-9502

           with a copy to:

                           Ater Wynne LLP
                           222 SW Columbia, Suite 1800
                           Portland, Oregon 97201
                           Attention: William C. Campbell
                           Telephone No.: (503) 226-1191
                           Facsimile No.: (503) 226-0079

    8.3  INTERPRETATION; KNOWLEDGE.

        (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words "INCLUDE," "INCLUDES" and "INCLUDING" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "THE BUSINESS OF" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

        (b) For purposes of this Agreement (i) as it relates to Summit, the term "KNOWLEDGE" means, with respect to any matter in question, the actual knowledge of any of the persons listed in Section 8.3(b) of the Summit Schedules and (ii) as it relates to OrCAD, the term "KNOWLEDGE" means, with respect to any matter in question, the actual knowledge of any of the persons listed in Section 8.3(b) of the OrCAD Schedules.

    8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    8.5 ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the OrCAD Schedules and the Summit Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Non-Disclosure Agreement shall continue in full force and effect until the Effective Time and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder.

    8.6 SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    8.7 OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    8.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the City of Portland, Oregon, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

    8.9 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    8.10 ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

    8.11 WAIVER OF JURY TRIAL. EACH OF Summit, OrCAD AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF Summit, OrCAD OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.


SUMMIT DESIGN, INC.                               ORCAD, INC.

By: /s/ Larry J. Gerhard                          By: /s/ Michael F. Bosworth
   ------------------------------------------     ------------------------------------------
Print: Larry J. Gerhard                           Print: Michael F. Bosworth
------------------------------------------        ------------------------------------------
Title: President & CEO                            Title: President & CEO
------------------------------------------        ------------------------------------------

HOOD ACQUISITION CORP.

By: /s/ Larry J. Gerhard
   ------------------------------------------
Print: Larry J. Gerhard
------------------------------------------
Title: President & CEO
------------------------------------------

                                                                         ANNEX B

                                     [LOGO]

             September 19, 1998

[LOGO]
             The Board of Directors
             Summit Design, Inc.
             9305 SW Gemini Drive
             Beaverton, Oregon 97008

Ladies and Gentlemen:

    Summit Design, Inc. ("Summit Design") proposes to enter into an Agreement and Plan of Reorganization by and among Summit Design, Hood Acquisition Corp., a wholly-owned subsidiary of Summit Design ("Merger Sub") and OrCAD, Inc. ("OrCAD") dated as of September 20, 1998 (the "Merger Agreement"). Under the terms of the Merger Agreement, Merger Sub shall be merged with and into OrCAD, and OrCAD shall continue as the surviving corporation and become a wholly-owned subsidiary of Summit Design (the "Merger"). Holders of the outstanding common shares of OrCAD will receive 1.050 newly-issued shares of Summit Design common stock in exchange for each common share of OrCAD. In addition, each stock option exercisable for OrCAD common stock will be converted into an option to receive
1.050 shares of Summit Design common stock. The terms and conditions of the Merger are set forth more fully in the Merger Agreement.

    Summit Design has retained Black & Company ("Black") to act as financial advisor to Summit Design in connection with Summit Design's consideration of various strategic alternatives. Pursuant to this engagement, Black was asked to render an opinion to the Board of Directors of Summit Design as to whether the equity consideration to be paid by Summit Design pursuant to the Merger Agreement is fair to the shareholders of Summit Design from a financial point of view.

    As part of its investment banking services, Black is regularly engaged in the business of advising the management and boards of directors of corporations regarding the issuance of securities, providing advisory services for mergers and acquisitions, issuing fairness opinions and providing market valuations. In addition, as part of its securities business, Black makes a market in the common stock of both Summit Design and OrCAD. Pursuant to the terms of the engagement letter dated June 1, 1998 with Summit Design, Summit Design has agreed to pay Black a fee of $600,000 for services rendered in connection with and subject to the consummation of the Merger, including the rendering of this opinion. Summit Design has also agreed to reimburse Black for reasonable out-of-pocket expenses and to indemnify Black against certain liabilities relating to or arising out of services performed by Black as financial advisor to Summit Design. In arriving at the opinion set forth below, Black, among other things, (i) reviewed the Merger Agreement; (ii) reviewed certain publicly available information concerning Summit Design and OrCAD; (iii) held discussions with members of senior management of Summit Design and OrCAD concerning the business prospects of OrCAD, including such managements' views as to the organization of and strategies with respect to the Merger; (iv) reviewed certain operating and financial reports prepared by the managements of Summit Design and OrCAD; (v) reviewed the recent reported prices and trading activity

Summit Design, Inc.
September 19, 1998

for the common stock of certain other companies engaged in businesses Black considered comparable to those of Summit Design and compared certain publicly available financial data for those comparable companies to similar data for Summit Design; (vi) reviewed the financial terms of certain other merger and acquisition transactions that Black deemed generally relevant; and (vii) performed and considered such other studies, analyses, inquiries and investigations as Black deemed appropriate.

    In connection with Black's review and for purposes of its opinion, Black did not independently verify any of the foregoing information and assumed (i) all such information is complete and accurate in all material respects, (ii) there have been no material changes in the assets, financial condition, results of operations, business or prospects of Summit Design and OrCAD since the respective dates of the last financial statements made available to Black and all material liabilities (contingent or otherwise, known or unknown) of Summit Design and OrCAD are as set forth in the respective financial statements, and
(iii) no adjustments will be made to the material terms of the Merger Agreement from those set forth in the copies of the Merger Agreement delivered to Black prior to this date. With respect to the financial information of Summit Design and OrCAD provided to Black by the management of Summit Design and OrCAD, Black has assumed for purposes of the opinion that such information has been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the operating and financial performance of Summit Design and OrCAD. Black did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Summit Design or OrCAD, nor did Black conduct a physical inspection of the properties and facilities of Summit Design or OrCAD in connection with its opinion. Black's opinion is necessarily based upon market, economic, financial and other conditions as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of this opinion. In rendering its opinion, Black does not express any opinion or make any determination as to what specific consideration should be paid by Summit Design in connection with the Merger. The opinion rendered by Black is limited to the evaluation and determination of whether the equity consideration to be paid by Summit Design according to the Merger Agreement is fair, from a financial point of view, to the shareholders of Summit Design and does not address the underlying business decision of Summit Design and OrCAD to engage in the Merger. Black is not expressing any opinion as to what the value of Summit Design common stock will be when issued pursuant to the Merger Agreement or the price at which Summit Design common stock will trade at any time. Black's opinion does not constitute a recommendation to any shareholder of Summit Design as to how such shareholder should vote on the proposed Merger Agreement.

    This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of Summit Design and may not be quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement on Form S-4 or proxy statement used in connection with the Merger Agreement so long as this letter is quoted in full in such registration statement on Form S-4 or proxy statement.

    Based upon and subject to the foregoing, it is Black's opinion that, as of the date hereof, the equity consideration to be paid by Summit Design according to the Merger Agreement is fair to the shareholders of Summit Design from a financial point of view.

Best regards,
BLACK & COMPANY, INC

                                                                         ANNEX C

                                     [LOGO]

September 18, 1998

Board of Directors
OrCAD Inc.
9300 S.W. Nimbus Avenue
Beaverton, OR 97008

Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of OrCAD, Inc. ("OCAD" or the "Company") in connection with the transaction (the "Transaction") contemplated by the draft of the Agreement and Plan of Reorganization (the "Agreement") dated September 18, 1998 by and among OCAD, Summit Design, Inc. ("SMMT"), and Hood Acquisition Corp. and the issuance of common stock, $0.01 par value per share, of SMMT (the "Shares") pursuant thereto. The total consideration to be paid the stockholders of OCAD is
1.05 shares of SMMT in exchange for each share of OCAD.

    Alliant Partners, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and corporate partnering transactions. Alliant Partners will receive other compensation from OCAD in connection with this transaction.

    In arriving at our opinion, we have reviewed the Agreement and all of the Exhibits and schedules, and have reviewed financial, product and other information that was furnished to us by OCAD and SMMT. We also have held discussions with members of the senior management of OCAD and SMMT regarding the historic and current business operations and future risks and prospects of both companies including their expectation for certain strategic benefits of the transaction. In addition, we have compared certain financial and securities data, both historic and projected, of OCAD with those of various other companies engaged in businesses we considered comparable with securities which are traded in public markets, analyzed prices paid in certain other similar business combinations, and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    We have assumed, without independent verification, the accuracy, completeness and fairness of all of the financial statements, product information, marketing strategies and other information regarding OCAD and SMMT which has been provided to us by the respective companies and their representatives. We did not make any independent evaluation of OCAD's nor SMMT's assets or intellectual property nor did we review any of SMMT's and OCAD's corporate records.

    Based on the foregoing and such other factors as we deem relevant, we are of the opinion, as of the date hereof, that the consideration to be paid to the stockholders of OCAD in connection with the Transaction is fair, from a financial point of view, to OCAD and OCAD's stockholders.

Sincerely Yours,

            [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Registrant's Certificate of Incorporation and Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       2.1   Agreement and Plan of Reorganization by and among the Registrant, Hood Acquisition Corp. and OrCAD, Inc.
               dated September 20, 1998.(10)

       2.2   Form of OrCAD, Inc. Voting Agreement.(10)

       2.3   Form of Registrant Voting Agreement.(10)

       2.4   Form of OrCAD, Inc. Affiliate Agreement.(10)

       2.5   Form of Registrant Affiliate Agreement.(10)

       2.6*  Form of Certificate of Merger.

       3.1   Amended and Restated Certificate of Incorporation.(1)

       3.2   Amended and Restated Bylaws.(2)

       4.1   Specimen Stock Certificate of the Registrant.(1)

       4.2   Investors' Rights Agreement between the Registrant and the parties named therein dated February 10,
               1994, as amended.(1)

       5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

       8.1*  Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

       8.2*  Tax Opinion of Ater Wynne LLP.

      10.1   Form of Indemnification Agreement between the Registrant and its executive officers and directors.(1)

      10.2   1994 Stock Plan, as amended.(1)

      10.3   1996 Employee Stock Purchase Plan.(1)

      10.4   1996 Director Option Plan.(1)

      10.5   Employment Agreement between the Registrant and Larry J. Gerhard dated as of August 1, 1997.(4)

      10.6   Employment Agreement between the Registrant and C. Albert Koob dated October 21, 1995.(1)

      10.7   Employment Agreement between the Registrant and Richard Davenport dated September 9, 1997.(4)

      10.8   Employment Agreement between the Registrant and Arthur Fletcher dated July 1, 1997.(4)

      10.9   Employment Agreement between the Registrant and Eric Benhayoun dated October 31, 1994.(1)

     10.10   Employment Agreement between the Registrant and Moshe Guy dated July 1, 1997.(4)

     10.11   Employment Agreement between the Registrant and Joseph Masarich dated December 22, 1997.(4)

     10.12+  Software OEM License Agreement between the Registrant, Test System Strategies Inc. and Credence Systems
               Corporation dated May 19, 1997.(2)

     10.13   Lease Agreement between the Registrant and Petula Associates Ltd. and Koll Creekside Associates II dated
               October 26, 1993, as amended.(1)

     10.14   Sublease Agreement, dated as of January 1993 between CDL Technologies, Ltd. and SEE Technologies,
               Ltd.(1)

     10.15   Bank Line of Credit Agreement between the Registrant and U.S. National Bank of Oregon dated April 30,
               1998.(8)

     10.16+  Joint Venture Agreement between Summit Design Israel, Inc. and Anam S&T Co., Ltd. dated March 21,
               1996.(1)

     10.17+  Distributor Agreement between the Registrant and Seiko Instruments, Inc., dated February 1, 1996.(1)

     10.18+  Distributor Agreement between the Registrant and ATE Service Co., Ltd., dated October 23, 1995, and amended as of April 9, 1996.(1)

     10.19+  Amendment to Distributor Agreement between the Registrant and Seiko Instruments, Inc.(4)

     10.20   Loan Agreement between the Registrant and Moshe Guy dated May 20, 1997.(2)

     10.21   Loan Agreement between the Registrant and Dasys, Inc. dated July 26, 1997.(3)

     10.22   TriQuest Design Automation, Inc. 1995 Stock Option Plan and form of agreement thereto.(5)

     10.23   Simulation Technologies 1994 Stock Option Plan and form of agreement thereto.(6)

     10.24   1997 Non-Statutory Stock Option Plan and form of agreement thereto.(7)

     10.25   Promissory Notes between the Registrant and John Diferdinando dated July 15, 1997.(4)

     10.26   Employment agreement between the Registrant and John Diferdinando dated as of April 15, 1997.(4)

     10.27   Shareholders Agreement between the Registrant and Summit Design Asia, Ltd. dated May 12, 1998.(9)

     10.28   Shareholders Agreement between the Registrant and Asia Design Corporation, Ltd. dated May 12, 1998.(9)

     10.29+  Distributor Agreement between the Registrant and Summit Design Asia, Ltd. dated May 12, 1998.(9)

     10.30   Loan Agreement between the Registrant and Summit Design Asia, Ltd. dated June 2, 1998.(9)

     10.31   Joint Escrow Agreement between the Registrant, Perkins Coie (Hong Kong) Limited, Summit Design Asia,
               Ltd. and Asia Design Corporation, Ltd.(9)

     10.32   Guarantee Agreement between the Registrant and Asia Design Corporation, Ltd. dated May 12, 1998.(9)

     10.33   Security Agreement between the Registrant and Asia Design Corporation, Ltd. dated May 12, 1998.(9)

      16.1   Letter re Change in Certifying Accountant.(1)

      21.1*  List of Subsidiaries of the Registrant.

      23.1*  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in opinions filed as
               Exhibits 5.1 and 8.1).

      23.2*  Consent of Ater Wynne LLP (included in opinion filed as Exhibit 8.2).

      23.3   Consent of PricewaterhouseCoopers LLP.

      23.4   Consent of KPMG Peat Marwick LLP.

      23.5   Consent of Ernst & Young LLP.

      23.6   Consent of Black & Company. (See Annex B).

      23.7** Consent of Alliant Partners.

      24.1   Power of Attorney (see page II-5).

      99.1*  Registrant Form of Proxy.

      99.2*  OrCAD, Inc. Form of Proxy.

      99.3   Consents of Persons About to Become Directors.


------------------------

 (1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-06445) as declared effective by the Securities Exchange Commission on October 17, 1996.

 (2) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

 (3) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

 (4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

 (5) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-32551) as filed on July 31, 1997.

 (6) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-47481) as filed on March 6, 1998.

 (7) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-47545) as filed on March 9, 1998.

 (8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

 (9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

 (10) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed on September 30, 1998.

   * To be filed by amendment.


  ** Previously filed.



   + Confidential treatment granted.


    (B) FINANCIAL STATEMENT SCHEDULES

        Registrant

           Schedule II--Valuation and Qualifying Accounts

               Schedules not listed above have been omitted because the information required to be set forth therein is not required, not applicable or is shown in the financial statements or is included elsewhere.

ITEM 22.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the
                Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate represent a fundamental change in the information set forth in the registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (5) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (7) To supply by means of a post-effective amendment all required information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Beaverton, state of Oregon, on November 9, 1998.


                                          SUMMIT DESIGN, INC.


                                          By: /s/ C. ALBERT KOOB
                                          --------------------------------------
                                             C. Albert Koob
                                            VICE PRESIDENT OF FINANCE AND CHIEF
                                          FINANCIAL
                                             OFFICER



    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities stated on November 9, 1998.


                      SIGNATURE                                                   TITLE
------------------------------------------------------  ---------------------------------------------------------

                          *
     -------------------------------------------        Chairman of the Board, President and Chief Executive
                   Larry J. Gerhard                       Officer (Principal Executive Officer)

                  /s/ C. ALBERT KOOB
     -------------------------------------------        Vice President of Finance, Chief Financial Officer and
                    C. Albert Koob                        Secretary (Principal Financial and Accounting Officer)

                          *
     -------------------------------------------        Director
                   Amihai Ben-David

                          *
     -------------------------------------------        Director
                   William V. Botts

                          *
     -------------------------------------------        Director
                   Steven P. Erwin

                          *
     -------------------------------------------        Director
                  Barbara M. Karmel


    *            By:               /s/ C. ALBERT KOOB
-------------------------------------------
                          C. Albert Koob
                         ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       2.1   Agreement and Plan of Reorganization by and among the Registrant, Hood Acquisition Corp. and OrCAD, Inc.
               dated September 20, 1998.(10)

       2.2   Form of OrCAD, Inc. Voting Agreement.(10)

       2.3   Form of Registrant Voting Agreement.(10)

       2.4   Form of OrCAD, Inc. Affiliate Agreement.(10)

       2.5   Form of Registrant Affiliate Agreement.(10)

       2.6*  Form of Certificate of Merger.

       3.1   Amended and Restated Certificate of Incorporation.(1)

       3.2   Amended and Restated Bylaws.(2)

       4.1   Specimen Stock Certificate of the Registrant.(1)

       4.2   Investors' Rights Agreement between the Registrant and the parties named therein dated February 10,
               1994, as amended.(1)

       5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

       8.1*  Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

       8.2*  Tax Opinion of Ater Wynne LLP.

      10.1   Form of Indemnification Agreement between the Registrant and its executive officers and directors.(1)

      10.2   1994 Stock Plan, as amended.(1)

      10.3   1996 Employee Stock Purchase Plan.(1)

      10.4   1996 Director Option Plan.(1)

      10.5   Employment Agreement between the Registrant and Larry J. Gerhard dated as of August 1, 1997.(4)

      10.6   Employment Agreement between the Registrant and C. Albert Koob dated October 21, 1995.(1)

      10.7   Employment Agreement between the Registrant and Richard Davenport dated September 9, 1997.(4)

      10.8   Employment Agreement between the Registrant and Arthur Fletcher dated July 1, 1997.(4)

      10.9   Employment Agreement between the Registrant and Eric Benhayoun dated October 31, 1994.(1)

     10.10   Employment Agreement between the Registrant and Moshe Guy dated July 1, 1997.(4)

     10.11   Employment Agreement between the Registrant and Joseph Masarich dated December 22, 1997.(4)

     10.12+  Software OEM License Agreement between the Registrant, Test System Strategies Inc. and Credence Systems
               Corporation dated May 19, 1997.(2)

     10.13   Lease Agreement between the Registrant and Petula Associates Ltd. and Koll Creekside Associates II dated
               October 26, 1993, as amended.(1)

     10.14   Sublease Agreement, dated as of January 1993 between CDL Technologies, Ltd. and SEE Technologies,
               Ltd.(1)

     10.15   Bank Line of Credit Agreement between the Registrant and U.S. National Bank of Oregon dated April 30,
               1998.(8)

     10.16+  Joint Venture Agreement between Summit Design Israel, Inc. and Anam S&T Co., Ltd. dated March 21,
               1996.(1)

     10.17+  Distributor Agreement between the Registrant and Seiko Instruments, Inc., dated February 1, 1996.(1)

     10.18+  Distributor Agreement between the Registrant and ATE Service Co., Ltd., dated October 23, 1995, and amended as of April 9, 1996.(1)

     10.19+  Amendment to Distributor Agreement between the Registrant and Seiko Instruments, Inc.(4)

     10.20   Loan Agreement between the Registrant and Moshe Guy dated May 20, 1997.(2)

     10.21   Loan Agreement between the Registrant and Dasys, Inc. dated July 26, 1997.(3)

     10.22   TriQuest Design Automation, Inc. 1995 Stock Option Plan and form of agreement thereto.(5)

     10.23   Simulation Technologies 1994 Stock Option Plan and form of agreement thereto.(6)

     10.24   1997 Non-Statutory Stock Option Plan and form of agreement thereto.(7)

     10.25   Promissory Notes between the Registrant and John Diferdinando dated July 15, 1997.(4)

     10.26   Employment agreement between the Registrant and John Diferdinando dated as of April 15, 1997.(4)

     10.27   Shareholders Agreement between the Registrant and Summit Design Asia, Ltd. dated May 12, 1998.(9)

     10.28   Shareholders Agreement between the Registrant and Asia Design Corporation, Ltd. dated May 12, 1998.(9)

     10.29+  Distributor Agreement between the Registrant and Summit Design Asia, Ltd. dated May 12, 1998.(9)

     10.30   Loan Agreement between the Registrant and Summit Design Asia, Ltd. dated June 2, 1998.(9)

     10.31   Joint Escrow Agreement between the Registrant, Perkins Coie (Hong Kong) Limited, Summit Design Asia,
               Ltd. and Asia Design Corporation, Ltd.(9)

     10.32   Guarantee Agreement between the Registrant and Asia Design Corporation, Ltd. dated May 12, 1998.(9)

     10.33   Security Agreement between the Registrant and Asia Design Corporation, Ltd. dated May 12, 1998.(9)

      16.1   Letter re Change in Certifying Accountant.(1)

      21.1*  List of Subsidiaries of the Registrant.

      23.1*  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in opinions filed as
               Exhibits 5.1 and 8.1).

      23.2*  Consent of Ater Wynne LLP (included in opinion filed as Exhibit 8.2).

      23.3   Consent of PricewaterhouseCoopers LLP.

      23.4   Consent of KPMG Peat Marwick LLP.

      23.5   Consent of Ernst & Young LLP

      23.6   Consent of Black & Company. (See Annex B).

      23.7** Consent of Alliant Partners.

      24.1   Power of Attorney (see page II-5).

      99.1*  Registrant Form of Proxy.

      99.2*  OrCAD, Inc. Form of Proxy.

      99.3   Consents of Persons About to Become Directors.


------------------------

 (1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-06445) as declared effective by the Securities and Exchange Commission on October 17, 1996.

 (2) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

 (3) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

 (4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

 (5) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-32551) as filed on July 31, 1997.

 (6) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-47481) as filed on March 6, 1998.

 (7) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-47545) as filed on March 9, 1998.

 (8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

 (9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

 (10) Incorporated by reference to the Registrant's Current Report on Form 8-K as filed on September 30, 1998.

   * To be filed by amendment.


  ** Previously filed.



   + Confidential treatment granted.

                              SUMMIT DESIGN, INC.

SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                                          YEARS ENDED DECEMBER 31, 1995, 1996, 1997
                                                                  ----------------------------------------------------------
                                                                                   ADDITIONS
                                                                   BALANCE AT     CHARGED TO                    BALANCE AT
                                                                    BEGINNING      COSTS AND                      END OF
                                                                    OF PERIOD      EXPENSES      DEDUCTIONS       PERIOD
                                                                  -------------  -------------  -------------  -------------
                                                                                        (IN THOUSANDS)
Year ended December 31, 1995:
  Allowance for doubtful accounts...............................    $     355      $     306      $     206      $     455
Year ended December 31, 1996:
  Allowance for doubtful accounts...............................          455              3             25            433
Year ended December 31, 1997:
  Allowance for doubtful accounts...............................          433            270            111            592

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Summit Design, Inc.:

    Our report on the consolidated financial statements of Summit Design, Inc. and subsidiaries is included on page F-2 of this Registration Statement on Form S-4. In connection with our audits of such financial statements, we have also audited the related financial statement schedule on page S-1 of this Form S-4.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                          Coopers & Lybrand L.L.P.


Portland, Oregon
January 30, 1998

                                      S-2